2024 PROXY STATEMENT

BANK OF AMERICA

March 11, 2024

Letter from our Chair and Chief Executive Officer

We are pleased to invite you to the 2024 annual meeting of shareholders to be held on April 24, 2024 at 10:00 a.m., Eastern time. Our 2024 annual meeting will be held virtually by webcast.

During the meeting, we will provide updates on how Responsible Growth helped enable us to deliver for our shareholders and stakeholders in 2023—and how it positions us to deliver for shareholders and stakeholders in the future. You will also hear from Lionel Nowell, our Lead Independent Director.

Your vote is important. We will make a $1 charitable donation for every shareholder account that votes. Contributions this year will be made in equal parts to Every Mother Counts, (RED), St. Jude Children's Research Hospital, The Steve Fund, and World Central Kitchen, as part of our ongoing focus on health equity, including mental, maternal, and overall health access. This is the eighth year Bank of America will make a $1 charitable donation for every shareholder account that votes—shareholder participation has led to more than $7.7 million in aggregate charitable donations.

I encourage you to read our 2024 Proxy Statement, our 2023 Annual Report to shareholders, and the other proxy materials and the voting instructions on the pages that follow so your shares are represented at the meeting. These materials are also available on our annual meeting website at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Letter from our Lead Independent Director

The independent directors and I join Brian in inviting you to attend our company's 2024 annual meeting of shareholders.

Bank of America's Board of Directors is committed to building long-term value in the company through our continued focus on Responsible Growth, and values input from our shareholders as the company executes our strategy.

As the Board's Lead Independent Director, I meet with shareholders throughout the year to discuss the Board's focus on governance practices and our oversight of the company's drive for Responsible Growth. During these meetings, I also hear from shareholders on the things that matter to them most and share these viewpoints with the Board to enhance our oversight.

During 2023 and early 2024, I was joined by Monica Lozano, Chair of the Board's Compensation and Human Capital Committee, in dialogue with shareholders. Together with management, we met with holders of approximately 47% of our institutionally held shares. We discussed the Board's composition and our oversight of the company's progress toward its commitment to net zero greenhouse gas emissions by 2050 in its financing activities, operations, and supply chain. In response to the results of our 2023 "Say on Pay" vote, our dialogue also focused on Board and Committee oversight of Bank of America's executive compensation practices and disclosures. I greatly appreciate the time taken by our investors to provide the Board with valuable insight on how they believe our company can improve, and I look forward to our continued dialogue.

On behalf of the Board, thank you for choosing to invest in Bank of America.

On behalf of our Board, we would like to share a tribute to our friend and colleague, Frank Bramble, a 17-year member of the Board who passed away last year. Frank was a deeply committed member of our Board. We are grateful to Frank for his years of service and contributions as Chair of the Board's Corporate Governance, ESG, and Sustainability Committee, and prior to that, as Chair of our Board's Enterprise Risk Committee. We have greatly benefited from his judgment and counsel.



BRIAN T. MOYNIHAN
Chair and Chief Executive Officer



LIONEL L. NOWELL III
Lead Independent Director

Notice of 2024 annual meeting of shareholders

Date and time:

April 24, 2024 | 10:00 a.m., Eastern time

Live audio webcast:

www.virtualshareholdermeeting.com/BAC2024

Matters to be voted on:

- Electing the 13 directors named in the proxy statement
- A proposal approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)
- A proposal ratifying the appointment of our independent registered public accounting firm for 2024
- A proposal to amend and restate the Bank of America Corporation Equity Plan
- Shareholder proposals, if they are properly presented at our annual meeting
- Any other business that may properly come before our annual meeting

Your vote is important

Please submit your proxy as soon as possible online, by telephone, or by mail. Submitting your proxy by one of these methods will ensure your representation at the annual meeting, regardless of whether you attend the meeting.

Your vote is important—we want to hear from you and all of our other shareholders. For every shareholder account that votes, Bank of America will make a $1 charitable donation in equal parts to five nonprofit organizations: Every Mother Counts, (RED), St. Jude Children's Research Hospital, The Steve Fund, and World Central Kitchen, as part of our ongoing focus on health equity, including mental, maternal, and overall health access.

Please refer to page 110 of this proxy statement for additional information on how to vote your shares and attend our annual meeting virtually.

Record date

Bank of America shareholders as of the close of business on March 1, 2024 will be entitled to vote at our annual meeting and any adjournments or postponements of the meeting.

We will hold our annual meeting this year solely by means of remote communication via audio webcast at *www.virtualshareholdermeeting.com/BAC2024*. You will be able to participate in the virtual annual meeting online, vote your shares electronically, and submit questions during the meeting. You will not be able to attend the annual meeting in person.

By order of the Board of Directors,

ROSS E. JEFFRIES, JR.
Deputy General Counsel and Corporate Secretary
March 11, 2024

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 24, 2024: We commenced providing and making available our 2024 Proxy Statement on March 11, 2024. Our 2024 Proxy Statement and 2023 Annual Report to shareholders are available at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting.*

Table of contents

Cautionary information and forward-looking statements. This proxy statement contains certain statements regarding Responsible Growth and environmental, social, and governance information and opinions, including metrics, aspirations, targets, goals, commitments, cumulative values and sustainability objectives (collectively, the Sustainability Information). Such statements regarding Sustainability Information may be based on current or historic aspirations, goals, targets, commitments, estimates, assumptions, standards, metrics, methodologies and internal control frameworks, and currently available data, which continue to evolve and develop, and any statements made in connection with Bank of America Corporation's aspirations, goals, targets or commitments are not guarantees or promises that they will be met.

Additionally, certain statements contained in this proxy statement may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about our future financial performance and business and sustainability-related statements regarding our aspirations, goals, targets and commitments, such as our commitment to achieve net zero greenhouse gas emissions before 2050 in our financing activities, operations and supply chain, interim 2030 net zero greenhouse gas emissions targets, including financed emissions targets, and sustainable finance commitments, which may evolve over time. We use words such as "anticipates," "targets," "expects," "hopes," "estimates," "intends," "plans," "goals," "believes," "continue" and other similar expressions or future or conditional verbs such as "will," "may," "might," "should," "would" and "could" to identify forward-looking statements. Forward-looking statements are not based on historical facts, but reflect management's current expectations, plans or forecasts, are not guarantees of future results or performance, involve certain known and unknown risks, uncertainties and assumptions that are difficult to predict and often beyond our control and are inherently uncertain. You should not place undue reliance on any forward-looking statement. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements due to a variety of factors, including global socio-demographic and economic trends, energy prices, technological innovations and advances, climate-related conditions and weather events, legislative and regulatory changes, public policies, engagement with clients, suppliers, investors, government officials, and other stakeholders, our ability to successfully implement sustainability-related initiatives under expected time frames, third-party compliance with our expectations, policies and procedures and other unforeseen events or conditions. Discussion of additional factors, including uncertainties and risks, can be found in Bank of America Corporation's 2023 Annual Report on Form 10-K (2023 Form 10-K) and subsequent Securities and Exchange Commission (SEC) filings. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise any forward-looking statements.

References to our 2023 Annual Report to shareholders (2023 Annual Report), 2023 Task Force on Climate-Related Financial Disclosures (TCFD) Report and Environmental and Social Risk Policy Framework, and website references (including any hyperlinks) throughout this proxy statement are provided for convenience only, and the content of which is not incorporated by reference into this proxy statement.

Proxy statement summary

Your vote is important

How to vote your shares

You may vote if you were a shareholder as of the close of business on March 1, 2024.

Online before the meeting
www.proxyvote.com or at the website indicated on the materials provided to you by your broker

By phone
Call the phone number located on the top of your proxy card

By mail
Complete, sign, date, and return your proxy card in the envelope provided

Online during the meeting
Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website

We encourage you to vote your shares prior to the meeting.

Proposals for your vote		Board voting recommendation	Page
1.	Electing directors	✓ FOR each nominee	8
2.	Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)	✓ FOR	53
3.	Ratifying the appointment of our independent registered public accounting firm for 2024	✓ FOR	88
4.	Amending and restating the Bank of America Corporation Equity Plan	✓ FOR	90
5.-10.	Shareholder proposals	✗ AGAINST	97

Your vote is important—we want to hear from you and all our other shareholders. For every shareholder account that votes, Bank of America will make a $1 charitable donation. This year, as part of our ongoing focus on health equity, including mental, maternal, and overall health access, contributions will be made in equal parts to Every Mother Counts, (RED), St. Jude Children's Research Hospital, The Steve Fund, and World Central Kitchen.

Every Mother Counts is dedicated to making pregnancy and childbirth safe, respectful, and equitable for mothers everywhere. **(RED)** works to make preventable and treatable diseases preventable and treatable for everyone. **St. Jude Children's Research Hospital** is committed to advancing cures and means of prevention for catastrophic pediatric diseases. **The Steve Fund** is dedicated to promoting the mental health and emotional well-being of young people of color. **World Central Kitchen** provides meals in response to humanitarian, climate, and community crises.

As a part of our marathon sponsorships in Boston and Chicago, Bank of America has enabled these organizations to activate charity runners to raise funds. Your vote will help amplify fundraising for our partners and the good they do in our communities.

For more information on how to attend our 2024 annual meeting, see "Attending the annual meeting" on page 112. To review our 2024 Proxy Statement, 2023 Annual Report, and other information relating to our 2024 annual meeting online, go to *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Strategic objectives

Bank of America is one of the world's largest financial institutions, serving people, companies, and institutions with a diversified range of banking and non-banking services and products. The way we serve our stakeholders begins with one straightforward question:

What would you like the power to do?®

At Bank of America, we ask this question every day of all those we serve. It is at the core of how we live our values, deliver our purpose, and achieve Responsible Growth.

Our values

- Deliver together
- Act responsibly
- Realize the power of our people
- Trust the team

Our purpose

To help make financial lives better, through the power of every connection

Responsible Growth

- We must grow and win in the market — no excuses
- We must grow with our customer-focused strategy
- We must grow within our risk framework
- We must grow in a sustainable manner

Eight lines of business

Serving the core financial needs of people, companies and institutional investors through eight lines of business

Eight lines of business

People				Companies			Institutions
Retail Banking	Preferred Banking	Merrill	Private Bank	Business Banking	Global Commercial Banking	Global Corporate & Investment Banking	Global Markets
Consumer Banking		Global Wealth & Investment Management		Global Banking			Global Markets

By delivering capabilities through eight lines of business, we provide a unique advantage to each customer and client: the powerful expertise of one team, working together to deliver on our purpose to help make financial lives better through our focus on Responsible Growth.

Responsible Growth

At Bank of America, the work we do to deliver for our shareholders, our teammates, and our communities is embedded in all of our operations and is integral to how we run our company—we call it Responsible Growth.

Responsible Growth has four tenets:

- **We must grow and win in the market — no excuses**
- **We must grow with our customer-focused strategy**
- **We must grow within our risk framework**
- **We must grow in a sustainable manner**

Responsible Growth requires us to grow in a sustainable manner, with a simultaneous focus on three components. The first is our appetite for enhancing Operational Excellence (OpEx) at every opportunity. OpEx is at the heart of how we reduce costs by eliminating inefficiencies in our processes across our company and reinvest the savings into the people and things that are core to it: our client experience; our team; our capabilities; our communities; and our shareholders. Second, we aspire to be a great place to work for our teammates. Third, we know that when the communities in which we live and do business are strong, Bank of America is strong, too. So we share our success to help communities address their biggest challenges.

2023 Company Performance — Responsible Growth

WE MUST GROW AND WIN IN THE MARKET — NO EXCUSES

$98.6B
Revenue

$26.5B
Net Income

$1.9T
in Deposits

$1.1T
in Loans

WE MUST GROW WITHIN OUR RISK FRAMEWORK

11.8%
CET1 regulatory capital ratio, in excess of the 10.0% regulatory minimum requirement effective January 1, 2024 under the Standardized approach

0.36%
net charge-offs as a percentage of average loans and leases outstanding

$12B
distributed to shareholders in common stock dividends and repurchases

Lowest stressed credit loss rates among peers in
10 of the past **11**
Federal Reserve Comprehensive Capital Analysis and Review exams

$897B
Average Global Liquidity Sources(1)

WE MUST GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

Added approx.
2M
active digital banking users

Experienced
12.8B
digital logins, up 11% vs. 2022

40K+
net new relationships across Merrill and The Private Bank

Added over
600K
net new Consumer checking accounts

Added approx.
2,500
new Global Banking clients, more than 2x 2022

$17.4B
Sales & Trading revenue

WE MUST GROW IN A SUSTAINABLE MANNER

Nearly
$290M
in philanthropic investments

More than
$2B
in annual spend with diverse suppliers

Operational Excellence
is how we create the means to reduce costs by eliminating inefficiencies and reinvest savings in our teammates, our capabilities, our client-experiences, our communities, and our shareholders

Recognized approx.
97%
of teammates with Sharing Success compensation awards

Total Shareholder Return (TSR)


1-Year TSR
BAC 4.8%
-0.9% KBW
US G-SIB 16.1%
All G-SIB 20.8%
3-Year TSR
BAC 19.5%
KBW 7.8%
US G-SIB 36.5%
All G-SIB 59.8%
5-Year TSR
BAC 54.3%
KBW 31.6%
US G-SIB 75.8%
All G-SIB 65.2%
10-Year TSR
BAC 161.5%
KBW 81.3%
US G-SIB 135.4%
All G-SIB 84.4%

BAC = Bank of America   US G-SIB = US G-SIB average   KBW = KBW Bank Index   All G-SIB = All G-SIB average

As of 12/31/2023

G-SIBs are global systemically important banks designated by the Financial Stability Board as of November 27, 2023.
See page 60 for additional discussion of TSR peer comparisons.

(1) As of fourth quarter of 2023. Global Liquidity Sources comprise assets that are readily available to the company and its subsidiaries. For more information, see "Global Liquidity Sources and Other Unencumbered Assets" in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2023 Form 10-K.

Governance objectives

Our Board of Directors oversees the development and execution of our strategy. The Board has adopted thoughtful governance practices and processes consistent with our drive for Responsible Growth and implemented a number of measures to enrich its composition, enhance independent oversight, and increase its effectiveness. These measures align our corporate governance structure with achieving our strategic objectives, and facilitate our Board's independent oversight of our culture of compliance and rigorous risk management.

Thoughtful, interconnected governance processes

Active independent oversight

- Our **Lead Independent Director has robust and well-defined duties** as set forth in our Corporate Governance Guidelines; these duties extend beyond those of a traditional lead director. See page 27.
- **Our Board and its committees are highly independent**—all of our Board members are independent, except for our CEO, and 100% of our Board committee members are independent.
- Our independent directors, including the Lead Independent Director and chairs of the Board's committees, **meet directly with our company's primary regulators** on a regular basis.
- Our independent directors **meet privately in executive session on a regular basis** without our Chair and CEO or other members of management present, and held 11 such executive sessions in 2023.
- Our Board **formally reviews CEO and senior management succession** at least twice annually, and assesses candidates during Board and committee meetings and in less formal settings. See page 30.
- Our independent directors **review the CEO's annual performance** and set his compensation. See page 34.
- Our Corporate Governance, ESG, and Sustainability Committee **regularly reviews the Board's governance practices**, including our Board's policy on outside board service. See page 9.

Year-round self-evaluation

- Our Board and committees conduct **comprehensive and multifaceted self-evaluations** with a formal annual process and on-going components. See page 28.
- **In 2023, our directors conducted a formal written evaluation of Board effectiveness**, with particular emphasis on Board composition, focus, culture, process, and information and resources.
- In addition to the formal self-evaluation process, our **Lead Independent Director speaks individually with each independent Board member at least quarterly**, and directors are provided with opportunities throughout the year to provide input on Board and committee practices and processes and desired agenda topics and resources.
- The self-evaluations also confirm the **appropriate mix of Board skills** to oversee execution of our strategies and drive Responsible Growth.
- Our Board **regularly assesses its optimal leadership structure**. See page 26.
- Our Board **receives shareholder input** on its governance practices through extensive, year-round outreach. See page 37.

Comprehensive director succession planning & recruitment

- Our Board is committed to **orderly succession planning, regular renewal of its composition, and diversity,** including diversity of thought and experience, of its members. See pages 9 and 10.
- Our Board has **continuously enhanced the director succession planning and selection process**, resulting in an experienced, diverse group of nominees. See page 11.
- Our Board utilizes a **deliberate process to assess candidates and nominees**, including reviewing independence, diversity, skills, experience, service on other boards, other time commitments, and any potential conflicts of interest.
- Our **Board's onboarding and director education** complement this enhanced recruitment process. See page 30.
- Our Board has adopted a **formal Lead Independent Director and Chair emergency succession policy**.
- Our Corporate Governance, ESG, and Sustainability Committee has responsibility for our **Lead Independent Director succession process**, as part of overall Board leadership succession planning.
- The Board, in coordination with the Board committees, also **regularly considers committee membership composition**.

Compensation highlights

Shareholder engagement and "Say on Pay"

We have a long history of strong shareholder support for our Board's pay-for-performance philosophy, as accomplished through our executive compensation design and decisions. From 2011 to 2022, support for our "Say on Pay" proposal averaged 94.2%, with the lowest level of support being 92.9% in 2011 and 2012. In recognition of this continued support as well as input from engagement with institutional shareholders, for 2022, our Board maintained a consistent executive compensation design and in applying its pay-for-performance philosophy, decreased the overall pay to Mr. Moynihan by approximately 6%. Compensation for that year's other named executive officers also decreased between approximately 5% and 7% based on 2022 performance.

Leading up to our 2023 annual meeting, two U.S. proxy advisory firms recommended—for the first time ever—that their subscribers vote "against" our "Say on Pay" proposal. We believe these recommendations contributed significantly to the lower support received in 2023, as some of our institutional investors follow the voting recommendations of these firms and some others are influenced by their analyses and recommendations. In total, of the approximately 5.7 billion votes cast at the meeting, 69.1% favored our "Say on Pay" proposal.

In light of the result of our 2023 "Say on Pay" vote, which differed significantly from our prior history, and in order to ascertain the reasons for the decline, we intentionally refocused our 2023 and early 2024 shareholder engagements more directly on our executive compensation program and disclosures than in prior years. We specifically solicited input on our executive compensation program as part of our engagement agenda, welcoming dialogue from those who both supported and did not support our "Say on Pay" proposal last year. Our Lead Independent Director and our Compensation and Human Capital Committee Chair played a central role in these discussions. For more information about our shareholder engagement, see "Shareholder engagement" on page 37 and "Compensation discussion and analysis—Executive summary" on page 54.

Overall, investors expressed their understanding and support for our compensation program and structure and its alignment with the tenets of Responsible Growth. We focused on listening to shareholders to understand why they voted against "Say on Pay" last year, and to confirm their expectations of an appropriate response to regain support.

We received specific input on two key areas that contributed to a lower "Say on Pay" vote result in 2023: 1) one-time awards and 2) transparency in the pay decision process. This input, along with a range of perspectives and suggestions received during our shareholder engagement, informed the Committee as it implemented enhancements to our 2023 compensation program and disclosures. For details on our responsive actions, see "Compensation discussion and analysis—What we heard and how we responded" on page 55.

Highlights

from our year-round, Board-driven shareholder engagement process in 2023 and early 2024[1]

Outreach to holders of

~79%

of institutionally held shares

Met with holders of

~71%

of institutionally held shares

Independent director participation

Lionel Nowell, Lead Independent Director, and **Monica Lozano**, Chair of the Compensation and Human Capital Committee, led engagements with shareholders representing

~47%

of institutionally held shares

Since being named Lead Independent Director, Lionel Nowell has participated in over

130

meetings with our institutional shareholders

(1) Based on stock ownership as of December 31, 2023.

Pay-for-performance compensation philosophy

Our compensation philosophy is to pay for performance over the long term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved. These considerations are designed to reinforce and promote Responsible Growth and maintain alignment with our Risk Framework.

Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. A majority of variable compensation granted to named executive officers is in deferred equity-based awards, further encouraging long-term focus on generating sustainable growth.

In recognition of strong company performance in delivering Responsible Growth, and the CEO's individual performance, the Compensation and Human Capital Committee and the Board's independent directors determined the following 2023 compensation for our CEO:


5.2%
Fixed
Base
Salary
28.4%
CRSUs
2023
Total CEO
Compensation
47.4%
PRSUs
19.0%
TRSUs
94.8% Variable / Equity

- Total compensation, inclusive of base salary and equity-based incentives, of **$29.0 million**, down 3% compared to 2022
  - The Compensation and Human Capital Committee and Board undertook a robust performance evaluation and decision process, which included a detailed review of performance results under the four tenets of Responsible Growth
  - The performance evaluation considered the "What," which includes a thorough evaluation of performance against scorecard metrics, and the "How," which includes the manner in which results, both financial and non-financial, were achieved
- 94.8% of Mr. Moynihan's total compensation is variable and directly linked to company performance. All CEO variable compensation was delivered in equity-based awards (as it has been since 2010)
- Half of Mr. Moynihan's variable compensation is performance restricted stock units (PRSUs) that must be re-earned based on sustained three-year average performance of key metrics (return on assets (tax-normalized) and growth in adjusted tangible book value)
- The remainder of the CEO's variable pay is 30% cash-settled restricted stock units (CRSUs) and 20% time-based restricted stock units (TRSUs) settled in stock; TRSUs will vest over four years
- Mr. Moynihan must hold 50% of net after-tax shares received from equity-based awards until one year after retirement

See "Compensation discussion and analysis" on page 53.

Responsible Growth: Grow in a Sustainable Manner[1]

To grow in a sustainable manner, we share our success with our communities, make our company a great place to work for our teammates, and drive Operational Excellence[2] so that we can eliminate inefficiencies, reduce costs, and continue to invest in our capabilities, our teammates, our communities, and our shareholders. Learn more at *http://bankofamerica.com/responsiblegrowth*.

Our Board actively oversees our focus on growing in a sustainable manner

Our Board, together with its committees, actively oversees our drive for Responsible Growth through comprehensive governance and risk oversight practices that further the independent examination of our activities, processes, and strategies. The Board and its committees engage with management on our: product and service offerings; operational excellence and process excellence; diversity, equity and inclusion; human capital management; sustainability; and climate topics, including climate risk and the company's progress toward its commitment to achieve net zero greenhouse gas emissions in its operations, supply chain, and financing activities before 2050 and its sustainable finance commitment. See "Board oversight of our drive for Responsible Growth" on page 39 for more information.

Our commitment to being a great place to work

Central to Responsible Growth is being a great place to work for our teammates. We deliver on this commitment by: fostering a diverse and inclusive workplace so our workforce reflects the communities we serve; attracting and developing exceptional talent; expanding our benefits and resources to support the physical, emotional, and financial wellness of our teammates and their families; recognizing and rewarding performance; and providing a competitive starting wage. To promote transparency, accountability, and continued progress, we hold ourselves accountable each year by using third parties to validate equal pay for equal work and asking our workforce to tell us how we are doing in our Employee Satisfaction Survey, which includes a diversity and inclusion component.

Our focus on being a great place to work is highlighted in "Being a great place to work," starting on page 42, and is described in further detail in the Human Capital Management update in our 2023 Annual Report, which accompanies this proxy statement.

Our commitment to sharing our success

Sharing success in our communities. For Responsible Growth to be sustainable, we must share our success with the communities in which we work and live. See examples to the right of how we shared success with our communities.

For more information about our community impact, see page 40 of this proxy statement and our 2023 Annual Report.

Helping reach a clean energy future. Consistent with our drive for Responsible Growth, we continue to make progress on our strategy to support and finance the transition to a low-carbon economy.

For more information on how we work with our clients toward a secure energy future, see page 40 of this proxy statement, our 2023 Annual Report, and our 2023 Task Force on Climate-Related Financial Disclosures Report.

Empowering often under-resourced entrepreneurs

$10M
additional financing to support veteran-owned businesses through the Veteran Loan Fund

28K+
employed by portfolio companies of our fund investments at year-end 2023

Supporting economic opportunity for people and communities

Committed
$1.2B
against our $1.25B commitment to advance economic opportunity

Nearly
45,000
individuals and families purchased a home under our $15B Community Homeownership Commitment

Investing in arts, culture, and heritage

$32M+
to support the arts and promote cultural sustainability

Financing a sustainable future

Mobilized and deployed
$560B
in sustainable finance since 2021

Issued nearly
$15B
in ESG Bonds since 2013

Underwrote more than
$30B
in ESG Bonds in 2023

(1) For cautionary information and forward-looking statements regarding Sustainability Information, see the "Table of contents" page to this proxy statement.
(2) See our 2023 Annual Report for additional information.

Proposal 1: Electing directors

Our Board is presenting 13 nominees for election as directors at our annual meeting. All nominees currently serve as directors on our Board and were elected by shareholders at our 2023 annual meeting. Each director elected at the meeting will serve until our 2025 annual meeting or until a successor is duly elected and qualified. Each director nominee has consented to being named in this proxy statement and to serving as a director if elected. If any nominee is unable to stand for election for any reason, the shares represented at our annual meeting may be voted for another candidate proposed by our Board, or our Board may choose to reduce its size. See "Our director nominees" on page 11 for more information about the nominees and our Board's composition.

Nominee/Age[(1)]	Independent	Director since	Other U.S.-listed company boards	Committee membership (C=chair)	Key skills/ qualifications	Race/ ethnicity/ gender[(2)]
Sharon Allen, 72 Former Chairman, Deloitte LLP	Yes	2012	1	AC (C) CGESC	• Financial Expertise; Audit/Financial Reporting • Risk Management • Strategic Planning	White Female
Joe Almeida, 61 Chairman, President, and CEO, Baxter International Inc.	Yes	2022	1	AC CHCC	• Active Chief Executive Officer • Complex, Highly Regulated Businesses • Strategic Planning; Global Operations	Hispanic-Latino Male
Pierre de Weck, 73 Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG	Yes	2013	None	CHCC ERC	• Financial Services Experience; Consumer, Corporate, and Investment Businesses • Global Perspective • Risk Management	White Male
Arnold Donald, 69 Former President and CEO, Carnival Corporation and Carnival plc	Yes	2013	2	AC CHCC	• Retired Chief Executive Officer • Strategic Planning; Global Operations • Consumer Businesses; Business Development and Marketing	Black/ African American Male
Linda Hudson, 73 Former Chairman and CEO, The Cardea Group, LLC; Former President and CEO, BAE Systems, Inc.	Yes	2012	2	CGESC ERC	• Retired Chief Executive Officer • Cybersecurity, Technology, and Information Security • Strategic Planning; Global Operations	White Female
Monica Lozano, 67 Former CEO, College Futures Foundation; Former Chairman, US Hispanic Media Inc.; Lead Independent Director, Target Corporation	Yes	2006	2	CHCC (C) ERC	• Public Policy • Human Capital • Bank of America Institutional Knowledge; Public Company Board Leadership	Hispanic-Latina Female
Brian Moynihan, 64 Chair and CEO, Bank of America Corporation	No	2010	None	None	• Complex, Highly Regulated Businesses • Strategic Planning; Global Operations • Financial Services; Risk Management	White Male
Lionel Nowell, 69 Lead Independent Director, Bank of America Corporation; Former SVP and Treasurer, PepsiCo, Inc.	Yes	2013	2	None	• Public Company Board Leadership • Financial Expertise; Audit/Financial Reporting • Strategic Planning	Black/ African American Male
Denise Ramos, 67 Former CEO and President, ITT Inc.	Yes	2019	2	AC CHCC	• Retired Chief Executive Officer • Financial Expertise; Audit/Financial Reporting • Human Capital	White Female
Clayton Rose, 65 Baker Foundation Professor of Management Practice at Harvard Business School	Yes	2018[(3)]	None	CHCC ERC (C)	• Financial Services Experience; Consumer, Corporate, and Investment Businesses • Risk Expert • Public Policy	White Male
Michael White, 72 Former Chairman, President, and CEO, DIRECTV	Yes	2016	2	AC CGESC (C)	• Public Company Board Leadership • Retired Chief Executive Officer • Strategic Planning; Global Operations	White Male
Thomas Woods, 71 Former Vice Chairman and SEVP, Canadian Imperial Bank of Commerce	Yes	2016	None	CGESC ERC	• Financial Services Experience • Risk Management • Financial Expertise; Audit/Financial Reporting	White Male
Maria Zuber, 65 VP for Research and E.A. Griswold Professor of Geophysics, Massachusetts Institute of Technology	Yes	2017	1	CGESC ERC	• Cybersecurity, Technology, and Information Security • Risk Management • Strategic Planning	White Female

(1) Age as of annual meeting date.
(2) Based on information from director nominees.
(3) Dr. Rose previously served as a member of our Board from 2013 to 2015.

AC = Audit Committee
CGESC = Corporate Governance, ESG, and Sustainability Committee
CHCC = Compensation and Human Capital Committee
ERC = Enterprise Risk Committee

Identifying and evaluating director candidates

Our Board oversees the business and affairs of the company through active and independent oversight of management. To carry out its responsibilities and set the tone at the top, our Board is keenly focused on its composition, its leadership structure, and succession planning. The Board regularly reviews its composition, and through its Corporate Governance, ESG, and Sustainability Committee identifies and recommends director candidates for nomination using a director selection process that has been reviewed with our primary bank regulators. The Board, in coordination with its committees, also regularly considers Board leadership succession planning and committee membership composition.

Board composition

Our Board believes directors should possess high personal integrity and character, demonstrated management and leadership ability, extensive experience within our industry and across sectors, and the ability to exercise sound and independent judgment in a collegial manner. Our Board:

- seeks directors whose complementary knowledge, experience, and skills provide a broad range of perspectives and leadership expertise in areas important to our company's strategy and oversight.
- assesses directors' age and tenure to provide for continuity in the boardroom and to achieve a balance between the perspectives of newer directors and those of longer-serving directors.
- evaluates whether directors are able to devote the time necessary to discharge their duties.

In addition, the Corporate Governance, ESG, and Sustainability Committee follows applicable regulations in confirming that our Board includes members who are independent, possess financial literacy and expertise, understand risk management principles, policies, and practices, and have experience in identifying, assessing, and managing risk exposures.

Key considerations informing the Board's approach

Director experience, skills, and expertise. When evaluating and identifying director candidates, the Corporate Governance, ESG, and Sustainability Committee considers the experiences, skills, and expertise that are critical to the Board's ability to provide effective oversight of the company and are directly relevant to our business, strategy, and operations. The Committee seeks candidates with experiences, skills, and expertise in financial services and other global, highly complex and regulated industries, strategic planning and business development, business operations, marketing and distribution, technology, cybersecurity, risk management and financial controls, human capital management, corporate governance, and public policy.

Director diversity. Our Board views diversity, including diversity of thought, perspective, and experience, as a priority. Through the Corporate Governance, ESG, and Sustainability Committee, the Board regularly assesses its diversity and seeks representation across a range of attributes when identifying and evaluating director candidates. The Committee demonstrates this commitment to diversity by requesting the inclusion of diverse candidates in its consideration of potential directors in its work with third-party search firms. (See information on the next page for the Committee's engagement with external search firms.) When evaluating director candidates, the Committee reviews available or self-identified information regarding each candidate, including, but not limited to, professional qualifications, experience, and expertise as well as race, ethnicity, gender, nationality, national origin, sexual orientation, military service, and other diverse characteristics.

Director time commitment. Our Board understands the time commitment involved in serving on the Board and its committees. Through the Committee, the Board evaluates whether candidates and serving directors are able to devote the time necessary to discharge their duties as directors, taking into account their primary occupations, memberships on other boards, and other responsibilities.

In 2022, at the Committee's recommendation, our Board amended its policy on outside board service set forth in the Corporate Governance Guidelines. The revised policy limits the maximum number of public company boards on which a director on our Board may serve to four public companies (including our Board) and specifies that any public company chief executive officer who serves as a director on our Board may not serve on the boards of more than two public companies (including our Board).

The Committee assesses directors' time commitment to the Board throughout the year, including through the annual formal self-evaluation process and prior to the annual renomination of currently serving directors. Under our Corporate Governance Guidelines, directors are expected to seek Committee approval prior to joining the board of another public company, and directors who change principal occupations must offer to resign from the Board, subject to further evaluation by the Committee and the Lead Independent Director.

The Committee regularly reviews and closely monitors external perspectives and trends on the appropriate number of public company boards on which directors may serve, including the proxy voting guidelines of our major shareholders and input from shareholder engagement discussions, voting policies of the major proxy advisory firms, corporate governance guidelines adopted by other public companies, board trends at peers and other significant public companies, and advice from outside advisors.

Outside board service policy

All directors	CEO directors
4 total public company boards (including our Board)	2 total public company boards (including our Board)

Aligns with majority of institutional shareholders' policies. All directors and nominees comply with our outside board service policy.

Director retirement policy. Our Corporate Governance Guidelines provide that a director who would be age 75 as of the time of election shall not be nominated for initial election to the Board, provided that the Board may approve the nomination for reelection of a director who would be age 75 at the time of the election, if, in light of all the circumstances, the Board determines that it is in the best interests of our company and shareholders.

Succession planning and the director recruitment process

Assess

The Corporate Governance, ESG, and Sustainability Committee regularly reviews the mix of individual directors on our Board to:

- assess the overall Board composition.
- develop criteria for potential candidates that are additive to overall Board composition.

In developing these criteria, the Committee considers, among other things,

- our company's strategy and needs.
- our directors' experiences, diversity, tenure, and age.
- desired attributes and qualifications our Board identifies through its self-evaluation process.

Identify

To drive effective Board renewal and director and Board leadership succession planning, the Committee regularly develops and reviews a diverse pool of potential director candidates.

The Committee engages third-party search firms to identify potential candidates using the factors and criteria identified during the assessment phase. The Committee:

- considers and provides feedback on the potential candidates.
- periodically requests updates to the list of potential candidates based on Committee and Board input.

The Committee also considers candidates proposed by management and by our shareholders.

Evaluate

The Committee follows an established process for evaluating director candidates regardless of who recommends the candidate for consideration.

During this process, the Committee reviews available or self-identified information regarding each candidate, including, but not limited to:

- professional qualifications, experience, and expertise.
- race, ethnicity, gender, nationality, national origin, sexual orientation, military service, and other diverse characteristics.

The Committee also reviews the candidate's:

- independence and potential conflicts of interest.
- time availability.
- any reputational risk considerations.

Recommend

Following Committee evaluation and Board review, the Board recommends director candidates to shareholders for election.

The composition of our Board, reflects the Board's commitment to identify, evaluate, and nominate candidates who possess personal qualities, qualifications, skills, and diversity of backgrounds, and provide a mix of tenures that, when taken together, best serve our company and our shareholders.

For 2024, the Board selected our 13 director nominees based on their satisfaction of the core attributes and key considerations described on pages 9 and 10 and the Board's belief that each can continue making substantial contributions to our Board and company. The Board believes the nominees' breadth of experience, diversity and mix of attributes strengthen its independent leadership and effective oversight of management and our long-term strategy.

See "Electing directors" on page 8 and "Our director nominees" on page 11.

Our director nominees

Our director nominees bring diverse backgrounds and viewpoints, and a broad range of skills and experiences that are critical to the Board's ability to provide effective oversight of the company and directly relevant to our business, strategy, and operations. They are seasoned leaders from research academia, government service, private organizations, and global public companies that are subject to extensive regulations and operate in highly competitive environments. They serve or have served as chief executive officers or C-suite executives leading business innovation and transformation, and they have expertise managing risk, operations, finance, technology, human capital, and other areas important to our business, strategy, and operations. Their varying tenure on the Board strengthens our Board's oversight with a balance of historical insights about our company and new perspectives.

Director nominee highlights

Nominee Diversity


Hispanic-Latino
Black/African-American
Women

4 of 13 are people of color

5 of 13 are women

38% are women

62% are racially, ethnically, and gender diverse

92% are independent

Range of Tenure(1)


2
5
6
<5 years
5-10 years
>10 years

9.0 years average tenure

(1) Our director nominees' tenure is calculated by full years of completed service based on date of initial appointment as of our annual meeting date.

Nominee Experience

Experience	Nominees
Audit/Financial Reporting	12
Consumer, Corporate, and Investment Businesses; Business Development and Marketing	10
Cybersecurity, Technology, and Information Security	5
Sustainability and Social Responsibility	9
Complex, Highly Regulated Businesses	12
Financial Services	5
Government, Academia, Public Policy, and Regulatory Affairs	2
Human Capital Management and Succession Planning	9
Public Company Board Service and Corporate Governance	9
Global Perspective	11
Risk Management	12
Strategic Planning	13

Our Board recommends a vote "**FOR**" each of the 13 nominees listed below for election as a director (Proposal 1).

Set forth below are each nominee's name, age as of our annual meeting date, principal occupation, business experience, and U.S.-listed public company directorships held during the past five years. We also discuss the qualifications, attributes, and skills that led our Board to nominate each for election as a Bank of America director.



Age: 72 Director since: August 2012

Ms. Allen is an experienced director who brings deep auditing and consulting services, financial reporting, and corporate governance experience to our Board.

As a corporate leader, Ms. Allen has broad experience leading and working with large, complex businesses and brings an international perspective on risk management and strategic planning. During her nearly 40-year career with Deloitte, the largest professional services organization in the U.S. and member firm of Deloitte Touche Tohmatsu Limited (DTTL), she became the first woman elected to serve as Chairman of the Board and also served as a member of DTTL's Global Board of Directors, the chair of its Global Risk Committee, and the U.S. representative of its Global Governance Committee. During her tenure at Deloitte, Ms. Allen oversaw relationships with major multinational corporations and provided oversight and guidance to management.

Sharon L. Allen

Former Chairman, Deloitte LLP (Deloitte)

Committee membership:

- Audit Committee *(chair)*
- Corporate Governance, ESG, and Sustainability Committee

Professional highlights:

- Served as Chairman of Deloitte, a firm that provides audit, consulting, financial advisory, risk management, and tax services, as the U.S. member firm of DTTL from 2003 to 2011
- Employed at Deloitte for nearly 40 years in various leadership roles, including Partner and Regional Managing Partner, responsible for audit and consulting services for a number of Fortune 500 and large private companies
- Former member of the Board of Directors of First Solar, Inc. and its Technology Committee, and Chair of its Audit Committee
- Member of the Board of Directors of Albertsons Companies, Inc. and its Audit & Risk Committee, and Chair of its Governance, Compliance & ESG Committee
- Member of the Global Board of Directors, Chair of the Global Risk Committee, and U.S. Representative on the Global Governance Committee of DTTL from 2003 to 2011

Other leadership experience and service:

- Former Director and Chair of the National Board of Directors of the YMCA of the USA, a leading nonprofit organization for youth development, healthy living, and social responsibility
- Former Vice Chair of the Board of Trustees of the Autry National Center, the governing body of the Autry Museum of the American West
- Appointed by President George W. Bush to the President's Export Council, which advised the President on export enhancement

Other U.S.-listed company boards:

- Albertsons Companies, Inc.
- First Solar, Inc. *(past five years)*



Age: 61 **Director since:** September 2022

Mr. Almeida is an active chief executive officer and public company director with experience leading large, global companies subject to regulatory oversight. His service as a board member in a variety of industries also brings additional perspective to our Board.

As Chairman, President, and Chief Executive Officer of Baxter, Mr. Almeida is leading the company through a period of transformation driven by innovation, operational excellence, and strategic execution. Prior to joining Baxter, Mr. Almeida served as chairman, president and chief executive officer of Covidien plc and served in leadership roles at Tyco Healthcare (Covidien's predecessor), Wilson Greatbatch Technologies Inc., American Home Products' Acufex Microsurgical division, and Johnson & Johnson's Professional Products division. He began his career as a management consultant at Andersen Consulting (Accenture) and previously served on the boards of Walgreens Boots Alliance, Inc., Analog Devices, Inc., EMC Corporation, State Street Corporation and Covidien plc.

José (Joe) E. Almeida

Chairman, President, and Chief Executive Officer, Baxter International Inc. (Baxter)

Committee membership:

- Audit Committee
- Compensation and Human Capital Committee

Professional highlights:

- Chairman of the Board, President and CEO of Baxter, a global medtech leader, effective January 1, 2016. Began serving as an executive officer of Baxter in October 2015
- Served as Senior Advisor with The Carlyle Group, a multinational private equity, alternative asset management and financial services corporation, from May 2015 to October 2015
- Served as the Chairman, President and Chief Executive Officer of Covidien, a global healthcare products company, from March 2012 through January 2015, prior to the acquisition of Covidien by Medtronic plc, and President and Chief Executive Officer of Covidien from July 2011 to March 2012
- Prior to becoming Covidien's President and Chief Executive officer, served in several leadership roles at Covidien, including President of its Worldwide Medical Devices business; also served as President of International and Vice President of Global Manufacturing for Covidien's predecessor, Tyco Healthcare
- Served on the boards of directors of: Walgreens Boots Alliance, Inc. from 2017 to 2022, including on its Compensation Committee; State Street Corporation from 2013 to 2015, including on its Executive Compensation Committee; Analog Devices, Inc. during 2015; and EMC Corporation from 2014 to 2015
- Served on the Board of Trustees of Partners in Health from 2013 to 2021

Other leadership experience and service:

- Serves on the Board of Trustees of Northwestern University

Other U.S.-listed company boards:

- Baxter
- Walgreens Boots Alliance, Inc. *(past five years)*



Age: 73 Director since: July 2013

Mr. de Weck is a Swiss national based in Europe with deep knowledge of the global financial services industry.

As a senior executive with a tenure of more than three decades in global financial services, including as a member of the Group Executive Committee and Global Head of Private Wealth Management of Deutsche Bank AG in London, and as Chief Executive Officer of North America, Chief Executive Officer of Europe, and a member of the Group Executive Board at UBS AG, and as Chief Executive Officer of UBS Capital, Mr. de Weck has extensive experience in risk management, including credit risk management. He brings valuable international perspective to our company's business activities, including to our European subsidiaries through his service on the Boards of Directors of Merrill Lynch International (MLI), our U.K. broker-dealer subsidiary, and BofA Securities Europe S.A. (BofASE), our French broker-dealer subsidiary.

Pierre J.P. de Weck

Former Chairman and Global Head of Private Wealth Management, Deutsche Bank AG

Committee membership:

- Compensation and Human Capital Committee
- Enterprise Risk Committee

Professional highlights:

- Served as the Chairman and Global Head of Private Wealth Management and as a member of the Group Executive Committee of Deutsche Bank AG from 2002 to May 2012
- Served on the Management Board of UBS from 1994 to 2001; as Head of Institutional Banking from 1994 to 1997; as Chief Credit Officer and Head of Private Equity from 1998 to 1999; and as Head of Private Equity from 2000 to 2001
- Held various senior management positions at Union Bank of Switzerland, a predecessor firm of UBS, from 1985 to 1994
- Chair of the Board of Directors of MLI (and previously chair of the MLI Board's Risk Committee), and Chair of the Board of Directors of BofASE

Other U.S.-listed company boards:

- N/A



Age: 69 **Director since:** January 2013

Mr. Donald has more than three decades of strategic planning, global operations, and risk management experience in regulated, consumer, retail, and distribution businesses.

He brings expertise in business transformation through his service as President and Chief Executive Officer of Carnival, one of the world's largest leisure travel companies with operations worldwide, his leadership roles with global responsibilities at Monsanto, and his experience as a public company director. Through his leadership of nonprofit organizations, including The Executive Leadership Council and the Juvenile Diabetes Research Foundation International, Mr. Donald also brings focus and perspective on our work to promote equality, diversity, and inclusion, and advance economic opportunity for our employees and the communities we serve.

Arnold W. Donald

Former President and Chief Executive Officer, Carnival Corporation and Carnival plc (Carnival)

Committee membership:

- Audit Committee
- Compensation and Human Capital Committee

Professional highlights:

- President, Chief Executive Officer, and Chief Climate Officer of Carnival, a cruise and vacation company from July 2013 to November 2022; began serving on Carnival's Board of Directors in 2001
- Served as President and Chief Executive Officer from November 2010 to June 2012 of The Executive Leadership Council, a nonprofit organization providing a professional network and business forum to African-American executives at major U.S. companies
- President and Chief Executive Officer of the Juvenile Diabetes Research Foundation International from January 2006 to February 2008
- Served as Chairman and Chief Executive Officer of Merisant from 2000 to 2003, a privately held global manufacturer of tabletop sweeteners, and remained as Chairman until 2005
- Joined Monsanto in 1977 and held several senior leadership positions with global responsibilities, including President of its Agricultural Group and President of its Nutrition and Consumer Sector, over a more than 20-year tenure
- Served as a member of the Board of Directors of Crown Holdings, Inc. and member of its Compensation Committee; served as a member of the Board of Directors of Carnival and member of its Executive Committee
- Member of the Board of Directors of Salesforce, Inc. and a member of its Audit & Finance and Nominating & Corporate Governance Committees
- Member of the Board of Directors of MP Materials Corp. and a member of its Compensation Committee
- Member of the Board of Directors of GE Vernova, effective upon expected completion of GE Vernova's spin-off from General Electric Company as a U.S.-listed public company

Other leadership experience and service:

- Appointed by President Clinton and re-appointed by President George W. Bush to the President's Export Council

Other U.S.-listed company boards:

- MP Materials Corp.
- Salesforce, Inc.
- Carnival; Crown Holdings, Inc. *(past five years)*



Age: 73 Director since: August 2012

Ms. Hudson has extensive executive leadership experience, with a focus on risk management.

She brings international perspective, geopolitical insights, and broad knowledge in strategic planning, technology, global operations, and risk management to our Board through a career in the defense, aerospace, and security industries that spanned more than 40 years. As the former President and Chief Executive Officer of BAE and the first woman to lead a major national security corporation, Ms. Hudson oversaw a global, highly regulated, and complex U.S.-based defense, aerospace, and security company, wholly owned by London-based BAE Systems plc (BAE Systems), where she also served as an executive director. Through her leadership positions, including with General Dynamics Corporation and its armament and technical products division, Ms. Hudson also brings focus and perspective to the Board's oversight of technology and related risks, including cybersecurity risks.

Linda P. Hudson

Former Chairman and Chief Executive Officer, The Cardea Group, LLC

Former President and Chief Executive Officer, BAE Systems, Inc. (BAE)

Committee membership:

- Corporate Governance, ESG, and Sustainability Committee
- Enterprise Risk Committee

Professional highlights:

- Chairman and Chief Executive Officer of The Cardea Group, LLC, a management consulting business, from May 2014 to January 2020
- Served as CEO Emeritus of BAE, a U.S.-based subsidiary of BAE Systems, a global defense, aerospace, and security company headquartered in London, from February 2014 to May 2014, and as President and Chief Executive Officer of BAE from October 2009 until January 2014
- Served as President of BAE Systems' Land and Armaments operating group, the world's largest military vehicle and equipment business, from October 2006 to October 2009
- Prior to joining BAE, served as Vice President of General Dynamics Corporation and President of its Armament and Technical Products business; held various positions in engineering, production operations, program management, and business development for defense and aerospace companies
- Served as a member of the Executive Committee and as an executive director of BAE Systems from 2009 until January 2014 and as a member of the Board of Directors of BAE from 2009 to April 2015
- Served as a member of the Board of Directors of The Southern Company and its Nominating, Governance and Corporate Responsibility Committee and Operations, Environmental and Safety Committee from 2014 to July 2018
- Member of the Board of Directors of Trane Technologies plc (formerly Ingersoll-Rand plc) and its Compensation Committee, Sustainability, Corporate Governance and Nominating Committee, and Technology and Innovation Committee
- Member of the Board of Directors of TPI Composites, Inc. and its Nominating and Corporate Governance Committee and Technology Committee

Other leadership experience and service:

- Elected member to the National Academy of Engineering, one of the highest professional honors accorded an engineer
- Member of the Board of Directors of the University of Florida Foundation, Inc. and the advisory board of the University of Florida Engineering Leadership Institute
- Former member of the Charlotte Center Executive Board for the Wake Forest University School of Business
- Former member of the Board of Trustees of Discovery Place, a nonprofit education organization dedicated to inspiring exploration of the natural and social world
- Member of the Board of Directors of UF Health, the health care system affiliated with the University of Florida College of Medicine

Other U.S.-listed company boards:

- Trane Technologies plc (formerly Ingersoll-Rand plc)
- TPI Composites, Inc.



Age: 67 Director since: April 2006

Ms. Lozano has a broad range of leadership experience in public and private sectors and a track record as a champion for equality, opportunity, and representation.

As Chief Executive Officer of College Futures Foundation, a charitable foundation focused on increasing the rate of bachelor's degree completion among California student populations who are low-income and have had a historically low college success rate, she worked to increase the rate of college graduation and improve opportunity for low-income students and students of color in California. With 30 years at La Opinión, the largest Spanish-language newspaper in the U.S., including as editor and publisher, as Chairman and Chief Executive Officer of its parent company, ImpreMedia LLC, and as co-founder of the Aspen Institute Latinos and Society Program, Ms. Lozano possesses deep insights into the issues that impact the Hispanic-Latino community. As a director serving on the boards of large organizations with diversified international operations, including Apple Inc. and Target Corporation, and previously The Walt Disney Company, Ms. Lozano has long-standing experience overseeing matters ranging from corporate governance, human capital management, and executive compensation, to risk management and financial reporting. In addition, as a member of California's Task Force on Jobs and Business Recovery, Ms. Lozano provides valuable perspective on important public policy, societal, and economic issues relevant to our company.

Monica C. Lozano

Former Chief Executive Officer, College Futures Foundation
Former Chairman, US Hispanic Media Inc.
Lead Independent Director, Target Corporation

Committee membership:

- Compensation and Human Capital Committee *(chair)*
- Enterprise Risk Committee

Professional highlights:

- Chief Executive Officer of College Futures Foundation from December 2017 to July 2022 and member of the Board of Directors from December 2019 to July 2022
- Served as Chair of the Board of Directors of U.S. Hispanic Media Inc., the parent company of ImpreMedia, a leading Hispanic news and information company, from June 2014 to January 2016
- Served as Chairman of ImpreMedia from July 2012 to January 2016, Chief Executive Officer from May 2010 to May 2014, and Senior Vice President from January 2004 to May 2010
- Served as Publisher of La Opinión, a subsidiary of ImpreMedia and the leading Spanish-language daily print and online newspaper in the U.S., from 2004 to May 2014, and Chief Executive Officer from 2004 to July 2012
- Currently serves as a strategic advisor to multiple media companies
- Lead Independent Director of the Board of Directors of Target Corporation and member of its Governance & Sustainability Committee, Chair of its Compensation & Human Capital Management Committee
- Member of the Board of Directors of Apple Inc. and its Audit and Finance Committee

Other leadership experience and service:

- Member of California's Task Force on Jobs and Business Recovery
- Served as a member of President Obama's Council on Jobs and Competitiveness from 2011 to 2012 and served on President Obama's Economic Recovery Advisory Board from 2009 to 2011
- Appointed by the U.S. Ambassador to Mexico to serve on COMEXUS, a binational commission dedicated to strengthening ties between the two countries through business, education, and cultural collaboration
- Chair of the Board of Directors of the Weingart Foundation
- Served as the Chair of the Board of Regents of the University of California, as a member of the Board of Trustees of The Rockefeller Foundation, as a member of the Board of Trustees of the University of Southern California, and as a member of the State of California Commission on the 21st Century Economy

Other U.S.-listed company boards:

- Apple Inc.
- Target Corporation



Brian T. Moynihan

Chair of the Board and Chief Executive Officer, Bank of America Corporation

Age: 64 Director since: January 2010

As our Chief Executive Officer, Mr. Moynihan leads a team of more than 200,000 employees focused on driving Responsible Growth for our teammates, clients, communities, and shareholders.

Under his leadership, the company provides core financial services to three client groups through our eight lines of business. This has delivered record earnings and significant capital return to shareholders. Mr. Moynihan has demonstrated leadership qualities, management capability, knowledge of our business and industry, and a long-term strategic perspective. In addition, he has many years of international and domestic financial services experience, including wholesale and retail businesses.

Committee membership:

Attends meetings of all of the Board committees

Professional highlights:

- Appointed Chair of the Board of Directors of Bank of America Corporation in October 2014 and President and Chief Executive Officer in January 2010. Prior to becoming Chief Executive Officer, Mr. Moynihan led each of the company's operating units
- Member (and prior Chair) of the Board of Directors of Bank Policy Institute (Chair of the Global Regulatory Policy Committee)
- Member (and prior Chair) of Financial Services Forum
- Chair of the Supervisory Board of The Clearing House Association L.L.C.
- Member of Business Roundtable
- Member (and prior Chairman) of the World Economic Forum's International Business Council (Chair of Stakeholder Capitalism Metrics Initiative)
- Chair of the Board of The U.S. Council on Competitiveness
- Chair of the Sustainable Markets Initiative

Other leadership experience and service:

- Incoming Chancellor and current member of Board of Fellows of Brown University
- Member of Advisory Council of Smithsonian's National Museum of African American History and Culture
- Member of Charlotte Executive Leadership Council
- Chair of Massachusetts Competitive Partnership

Other U.S.-listed company boards:

- N/A



Age: 69 **Director since:** January 2013

Mr. Nowell is an active board leader with a deep range of corporate audit, financial expertise, risk management, operational, and strategic planning experience.

During his more than 30-year career with multinational consumer products conglomerates, he oversaw the worldwide corporate treasury functions, including debt and investment activities, capital markets strategies, and foreign exchange as Senior Vice President and Treasurer of Pepsi, finance functions as Chief Financial Officer of Pepsi Bottling Group, and held responsibilities for strategy and business development as a Senior Vice President at RJR Nabisco. Mr. Nowell brings a robust corporate governance and board leadership perspective through his current and prior service on public company boards across varying industries and through his ongoing dialogue with institutional shareholders as our Board's Lead Independent Director.

Lionel L. Nowell III

Lead Independent Director, Bank of America Corporation
Former Senior Vice President and Treasurer, PepsiCo, Inc. (Pepsi)

Committee membership:

Attends meetings of all of the Board committees

Professional highlights:

- Served as Senior Vice President and Treasurer of Pepsi, a leading global food, snack, and beverage company, from 2001 to May 2009, and as Chief Financial Officer of The Pepsi Bottling Group and Controller of Pepsi
- Served as Senior Vice President, Strategy and Business Development at RJR Nabisco, Inc. from 1998 to 1999
- Held various senior financial roles at the Pillsbury division of Diageo plc, including Chief Financial Officer of its Pillsbury North America, Pillsbury Foodservice, and Häagen-Dazs divisions, and also served as Controller and Vice President of Internal Audit of the Pillsbury Company
- Served as Lead Director of the Board of Directors of Reynolds American, Inc. from January 2017 to July 2017 and as a Board member from September 2007 to July 2017
- Served as a member of the Board of Directors of American Electric Power Company, Inc., from July 2004 to April 2020, chair of its Audit Committee, member of its Directors and Corporate Governance, Policy, Executive, and Finance Committees
- Member of the Board of Directors of Ecolab Inc., Chair of its Audit Committee, and member of its Finance Committee
- Member of the Board of Directors of Textron Inc. and Chair of its Audit Committee
- As our Board's Lead Independent Director Mr. Nowell has an extensive set of responsibilities that brings him into frequent communications with our primary regulators, institutional shareholders, other stakeholders, and our employees and customers. See page 27
- In 2022, Mr. Nowell was named "Independent Director of the Year" by *Corporate Board Member*

Other leadership experience and service:

- Emeritus member of the Dean's Advisory Council at The Ohio State University Max M. Fisher College of Business

Other U.S.-listed company boards:

- Ecolab Inc.
- Textron Inc.
- American Electric Power Company, Inc. *(past five years)*



Age: 67 **Director since:** July 2019

Ms. Ramos is an experienced public company executive who brings global business leadership, financial expertise, and strategic planning experience to our Board.

Ms. Ramos served as Chief Executive Officer of ITT, a diversified manufacturer of engineered components and customized technology solutions for the transportation, industrial, and energy markets, focusing on innovation and technology. She was Chief Financial Officer at ITT, Furniture Brands International, and the U.S. KFC division of Yum! Brands, and served as the corporate treasurer at Yum! Brands. Through her public company board service on the Boards of Phillips 66 and RTX Corporation, Ms. Ramos brings board-level insights into issues facing complex, regulated global public companies and oversight experience in finance, audit, corporate governance, public policy, and sustainability.

Denise L. Ramos

Former Chief Executive Officer and President, ITT Inc. (ITT)

Committee membership:

- Audit Committee
- Compensation and Human Capital Committee

Professional highlights:

- Chief Executive Officer and President of ITT, a diversified manufacturer of critical components and customized technology solutions, from 2011 to 2019; Senior Vice President and Chief Financial Officer of ITT from 2007 to 2011
- Served as Chief Financial Officer for Furniture Brands International, a former home furnishings company, from 2005 to 2007
- Served in various roles at Yum! Brands Inc., an American fast-food company, from 2000 to 2005, including Chief Financial Officer of the U.S. Division of KFC Corporation and as Senior Vice President and Treasurer
- Began her career at Atlantic Richfield Company, where she spent more than 20 years in a number of finance positions
- Member of the Board of Directors of Phillips 66 and its Audit and Finance, Nominating and Governance, and Executive Committees, and Chair of its Public Policy and Sustainability Committee
- Member of the Board of Directors of RTX Corporation and its Audit, and Governance and Public Policy Committees

Other U.S.-listed company boards:

- Phillips 66
- RTX Corporation



Age: 65 **Director since:** October 2018

Dr. Rose is an executive leader in academics and the private sector who brings risk management experience, public policy and social thought leadership, broad global financial services industry knowledge, and strategic planning experience to our Board.

As former President of Bowdoin College, Dr. Rose has a legacy of promoting intellectual engagement; advancing diversity, equity, and inclusion; increasing access and opportunity for students; addressing mental health challenges facing youth; and promoting sustainability. As a Harvard Business School faculty member, Dr. Rose has taught and written on issues of leadership, ethics, the financial crisis, and the role of business in society. Dr. Rose spent the first 20 years of his career with JPMorgan Chase & Co. and its predecessor company, where he retired as Vice Chairman after holding leadership positions in investment banking, equities, securities, derivatives, and corporate finance divisions and leading the company's diversity, equity, and inclusion initiatives. Following retirement from JPMorgan Chase, Dr. Rose received a master's degree and PhD with distinction in sociology from the University of Pennsylvania focusing on issues of race in America. Dr. Rose also holds an MBA from the University of Chicago. Dr. Rose has served on several financial institutions boards and currently serves as Chair of the Board of Trustees of the Howard Hughes Medical Institute, the U.S.'s largest private supporter of academic biomedical research.

Clayton S. Rose

Baker Foundation Professor of Management Practice at Harvard Business School

Committee membership:

- Compensation and Human Capital Committee
- Enterprise Risk Committee *(chair)*

Professional highlights:

- Baker Foundation Professor of Management Practice at Harvard Business School
- Former President of Bowdoin College
- Served as a professor at Harvard Business School prior to his appointment as President of Bowdoin College
- Served as Vice Chairman, headed two lines of business–Global Investment Banking and Global Equities–and was a member of JPMorgan Chase's senior management team during his approximately 20-year tenure at JPMorgan Chase
- Served as a member of the Boards of Directors of XL Group, plc, Federal Home Loan Mortgage Corporation (Freddie Mac), and Mercantile Bankshares Corp.

Other leadership experience and service:

- Trustee and Chair of the Board of Trustees for Howard Hughes Medical Institute and formerly Chair of the Audit and Compensation Committee
- Served on the company's Board of Directors from 2013 to 2015

Other U.S.-listed company boards:

- N/A



Age: 72 Director since: June 2016

Mr. White is a seasoned executive and public company director with experience leading the global operations and strategic direction of complex and highly regulated multinational consumer retail and distribution businesses.

He possesses executive and board leadership experience and provides broad ranging operational and strategic insights, an international perspective, and financial expertise to our Board. Mr. White was President, Chief Executive Officer, and Chairman of the board of directors of DIRECTV, where he oversaw the operations and strategic direction of the company in the U.S. and in Latin America. Prior to joining DIRECTV, he served as the Chief Executive Officer of PepsiCo International; Frito-Lay's Europe, Africa, and Middle East division; and Snack Ventures Europe, PepsiCo's partnership with General Mills International. He also served as Chief Financial Officer of PepsiCo., Inc., Pepsi-Cola Company worldwide, and Frito-Lay International. Mr. White began his career as a management consultant at Bain & Company and Arthur Andersen & Co.

Michael D. White

Former Chairman, President, and Chief Executive Officer, DIRECTV

Committee membership:

- Audit Committee
- Corporate Governance, ESG, and Sustainability Committee *(chair)*

Professional highlights:

- Served as Chairman, President, and Chief Executive Officer of DIRECTV, a leading provider of digital television entertainment services, from January 2010 to August 2015, and as a Director of the company from November 2009 until August 2015
- Chief Executive Officer of PepsiCo International from February 2003 until November 2009; and served as Vice Chairman and director of PepsiCo from March 2006 to November 2009, after holding positions of increasing importance with PepsiCo since 1990
- Served as Senior Vice President at Avon Products, Inc.
- Served as a Management Consultant at Bain & Company and Arthur Andersen & Co.
- Lead Director of the Board of Directors of Kimberly-Clark Corporation, Chair of its Executive Committee (retiring in May 2024)
- Member of the Board of Directors of Whirlpool Corporation, Chair of its Audit Committee, and member of its Corporate Governance and Nominating Committee (retiring in April 2024)

Other leadership experience and service:

- Vice Chair of The Partnership to End Addiction

Other U.S.-listed company boards:

- Kimberly-Clark Corporation (retiring in May 2024)
- Whirlpool Corporation (retiring in April 2024)



Age: 71 **Director since:** April 2016

Mr. Woods is a veteran financial services executive with experience in risk management, corporate strategy, finance, and the corporate and investment banking businesses.

Mr. Woods began his nearly 40-year tenure at CIBC and its predecessor firms in its investment banking department and later served as Head of Canadian Corporate Banking, Chief Financial Officer, and Chief Risk Officer, before retiring as Vice Chairman. As Senior Executive Vice President and Chief Risk Officer of CIBC during the financial crisis, Mr. Woods focused on risk management and CIBC's risk culture. He chaired CIBC's Asset Liability Committee, served as CIBC's lead liaison with regulators, and was an active member of CIBC's business strategy group. He brings international perspective, including to our European subsidiaries through his service on the Boards of Directors of MLI and BofASE.

Thomas D. Woods

Former Vice Chairman and Senior Executive Vice President, Canadian Imperial Bank of Commerce (CIBC)

Committee membership:

- Corporate Governance, ESG, and Sustainability Committee
- Enterprise Risk Committee

Professional highlights:

- Served as Vice Chairman and Senior Executive Vice President of CIBC, a leading Canada-based global financial institution, from July 2013 until his retirement in December 2014
- Served as Senior Executive Vice President and Chief Risk Officer of CIBC from 2008 to July 2013, and Senior Executive Vice President and Chief Financial Officer of CIBC from 2000 to 2008
- Began his career at CIBC in 1977 through Wood Gundy, a predecessor firm; served in various senior leadership positions, including as Controller of CIBC, as Chief Financial Officer of CIBC World Markets (CIBC's investment banking division), and as the Head of CIBC's Canadian Corporate Banking division
- Served as Chair of the Board of Directors of Hydro One Limited, an electricity transmission and distribution company serving the Canadian province of Ontario, and publicly traded and listed on the Toronto Stock Exchange, from August 2018 to July 2019
- Member of the Board of Directors of MLI, chair of its Risk Committee, and member of its Governance Committee
- Member of the Board of Directors of BofASE

Other leadership experience and service:

- Member of the Board of Directors of Alberta Investment Management Corporation, a Canadian institutional investment fund manager, and on the advisory committee of Cordiant Capital Inc., a global infrastructure and real assets manager
- Member of the University of Toronto College of Electors
- Member of Board of Directors of Institute of Corporate Directors (Institut des Administrateurs de Sociétés)
- Former member of the Board of Directors of Jarislowsky Fraser Limited, a global investment management firm, from 2016 to 2018, former member of the Boards of Directors of DBRS Limited and DBRS, Inc., an international credit rating agency, from 2015 to 2016, and former member of the Board of Directors of TMX Group Inc., a Canada-based financial services company, from 2012 to 2014

Other U.S.-listed company boards:

- N/A



Age: 65 Director since: December 2017

Dr. Zuber is a distinguished research scientist and academic leader who brings a breadth of risk management, technology, geopolitical insights, and strategic planning thought leadership to our Board.

Dr. Zuber is the first woman to lead a science department at MIT and the first woman to lead a NASA planetary mission. In her role as Vice President for Research at MIT, Dr. Zuber oversees multiple interdisciplinary research laboratories and centers focusing on cancer research, energy and environmental solutions initiatives, plasma science and fusion, electronics, nanotechnology, and radio science and technology. She also led the development of MIT's initial Climate Action Plan, and is responsible for intellectual property, research integrity and compliance, and research relationships with the federal government. Dr. Zuber has held leadership roles on 10 space exploratory missions with NASA. She also served on the National Science Board under President Obama and President Trump and is currently Co-Chair of President Biden's Council of Advisors on Science and Technology.

Maria T. Zuber

Vice President for Research and E. A. Griswold Professor of Geophysics, Massachusetts Institute of Technology (MIT)

Committee membership:

- Corporate Governance, ESG, and Sustainability Committee
- Enterprise Risk Committee

Professional highlights:

- Vice President for Research at MIT, a leading research institution, since 2013, where she oversees MIT Lincoln Laboratory and more than a dozen interdisciplinary research laboratories and centers and led the development of MIT's initial Climate Action Plan
- Served as a Professor at MIT since 1995, and was Head of the Earth, Atmospheric, and Planetary Sciences Department from 2003 to 2011
- Served in a number of positions at NASA, including as a Geophysicist from 1986 to 1992, a Senior Research Scientist from 1993 to 2010, and as Principal Investigator of the Gravity Recovery and Interior Laboratory (GRAIL) mission from 2008 to 2017, which was designed to create the most accurate gravitational map of the moon to date and give scientists insight into the moon's internal structure, composition, and evolution, and held leadership roles associated with scientific experiments or instrumentation on 10 NASA missions
- Member of the Board of Directors of Textron Inc. and Chair of its Nominating and Corporate Governance Committee

Other leadership experience and service:

- Appointed by President Biden in 2021 as Co-Chair of the President's Council of Advisors on Science and Technology
- Appointed by President Obama in 2013 and reappointed by President Trump in 2018 to the National Science Board, a 25-member panel that serves as the governing board of the National Science Foundation and as advisors to the President and Congress on policy matters relating to science and engineering; served as Board Chair from 2016 to 2018
- Co-Chair of the National Academies of Science, Engineering and Medicine's National Science, Technology, and Security Roundtable
- Chair of NASA's Mars Sample Return Mission Standing Review Board
- Board of Trustees of Brown University

Other U.S.-listed company boards:

- Textron Inc.

Accordingly, our Board recommends a vote "FOR" each of the 13 nominees listed above for election as a director (Proposal 1).

Corporate governance

Our Board of Directors

Our Board and its committees oversee:

- Management's development and implementation of a multi-year strategic business plan and an annual financial operating plan, and tracking our progress to meet these plans
- Our Risk Framework and management's identification, measurement, monitoring, and control of our company's material key risks, including operational (conduct, model, third-party, technology, information security, and data risks), credit, market, liquidity, compliance, strategic, and reputational risks, and other risks that span multiple key risk types, such as climate risk
- Our company's maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business
- Our corporate audit function, our independent registered public accounting firm, and the integrity of our consolidated financial statements
- Our company's establishment, maintenance, and administration of appropriately designed compensation programs and plans

Our Board and its committees are also responsible for:

- Reviewing, monitoring, and approving succession plans for our Board's Chair and Lead Independent Director, and for our CEO and other key executives to promote senior management continuity
- Identifying and evaluating director candidates, and nominating qualified individuals for election to our Board
- Reviewing our CEO's performance and approving the total annual compensation for our CEO and other executive officers
- Reviewing our activities for driving sustainable Responsible Growth, including our commitment and actions to share success with our communities, our human capital management policies and practices to be a great place to work, and operational excellence
- Overseeing and participating in our shareholder engagement activities to ascertain perspectives and topics of interest from our shareholders
- Conducting an annual, formal self-evaluation of our Board and its committees

Director independence

The New York Stock Exchange (NYSE) listing standards require a majority of our directors and each member of our Audit Committee, Compensation and Human Capital Committee, and Corporate Governance, ESG, and Sustainability Committee to be independent. The Federal Reserve Board's Enhanced Prudential Standards require the chair of our Enterprise Risk Committee to be independent. In addition, our Corporate Governance Guidelines require a substantial majority of our directors to be independent. Our Board has adopted Director Independence Categorical Standards (Categorical Standards), published on our website at *http://investor.bankofamerica.com*, to assist it in determining each director's independence. Our Board considers directors and director nominees "independent" if they meet the criteria for independence in both the NYSE listing standards and our Categorical Standards.

In early 2024, our Board, in coordination with our Corporate Governance, ESG, and Sustainability Committee, evaluated the relevant relationships between each director or director nominee (and immediate family members and affiliates) and Bank of America Corporation and its subsidiaries, and affirmatively determined that all of our directors and director nominees are independent, except for Mr. Moynihan due to his employment by our company. Specifically, the following directors and director nominees are independent under the NYSE listing standards and our Categorical Standards: Ms. Allen, Mr. Almeida, Mr. de Weck, Mr. Donald, Ms. Hudson, Ms. Lozano, Mr. Nowell, Ms. Ramos, Dr. Rose, Mr. White, Mr. Woods, and Dr. Zuber. Former directors R. David Yost, who retired as a director at our 2023 annual shareholders meeting, and Frank P. Bramble, Sr., who passed away in 2023, were independent during their service on the Board in 2023.

Director independence

12 of 13
director nominees

In making its independence determinations, our Board considered the following ordinary course, non-preferential relationships that existed during the preceding three years and those applicable transactions reported under "Related person and certain other transactions" on page 47, and determined that none of the relationships for the directors and director nominees set forth below constituted a material relationship between the director or director nominee and our company:

- Our company or its subsidiaries provided ordinary course financial products and services to all of our directors and director nominees, some of their immediate family members, and entities affiliated with some of them or their immediate family members (Mr. Almeida, Mr. de Weck, Mr. Donald, and Dr. Rose). In each case, the fees we received for these products and services were below the thresholds of the NYSE listing standards and our Categorical Standards, and, where applicable, were less than 2% of the consolidated gross annual revenues of our company and of the other entity.

- Our company or its subsidiaries purchased products or services in the ordinary course from entities where some of our directors and director nominees are executive officers or employees or their immediate family members serve or served in the past three years as executive officers (Mr. Almeida, Mr. Donald, Dr. Rose, and Mr. Woods). In each case, the fees paid to each of these entities were below the thresholds of the NYSE listing standards and our Categorical Standards.

Independent board leadership

Our Board is committed to objective, independent Board leadership. It believes that independent board oversight involves not only having a properly defined independent board leader, such as a strong Lead Independent Director when the Chair is the CEO, but also having robust governance structures that promote active oversight. Our Board embraces multiple, interlinked practices that support the Board's effective functioning as a whole and engender strong and objective Board oversight. These practices include:

- **Regular reviews of our Board leadership structure and governance practices,** taking into account contemporaneous shareholder and stakeholder perspectives;
- **A robust, well-defined, and transparent Lead Independent Director structure that applies when our Chair is not an independent director and that empowers the Lead Independent Director with extensive authority and responsibilities.** The Lead Independent Director's comprehensive authority and responsibilities are formalized in our Corporate Governance Guidelines, are regularly reviewed, and give our Lead Independent Director significant authority with respect to the operation and functioning of the Board, and engaging directly with stakeholders;
- **Active leadership, involvement, and influence by the Lead Independent Director.** The Lead Independent Director regularly convenes and presides over executive sessions of our independent directors outside the presence of management and our CEO, and develops topics for discussion during these closed sessions. In addition, the Lead Independent Director holds regular discussions with our other independent directors in between Board meetings, meets with our CEO at least monthly and with other members of management at least quarterly, has regular calls with our primary bank regulators, and plays a central role in overseeing and participating in shareholder engagement efforts;
- **A Board composed of diverse, experienced, and skilled directors, all of whom stand for election annually and all of whom are independent aside from the CEO.** Each standing committee of the Board is presided over by an independent chair and is composed entirely of independent directors. Under this approach, independent directors are empowered and entrusted with oversight of critical issues that are within the purview of these committees; and
- **A robust Board and committee formal self-evaluation process and thoughtful director succession practices** as described on pages 28 and 10, respectively, of this proxy statement.

We believe these practices, coupled with our Board's other governance processes, provide for strong, independent Board leadership and effective engagement with, and oversight of, management.

Our Board leadership structure

Our Bylaws provide that our Board has the flexibility to determine the Board leadership structure best suited to the needs and circumstances of our company and our Board. This Bylaw provision was ratified by our shareholders at a 2015 special meeting called solely for that purpose. Our shareholders reaffirmed their support for allowing this flexibility by voting against shareholder proposals seeking Bylaw amendments requiring an independent Chair at each of our 2017, 2018, and 2023 annual meetings of shareholders. At least annually, our Board, in coordination with our Corporate Governance, ESG, and Sustainability Committee, deliberates on and discusses the appropriate Board leadership structure, including the considerations described above.

Our Board's optimal leadership structure may change over time to reflect our company's evolving needs, strategy, and the operating environment; changes in our Board's composition and leadership needs; and other factors, including the perspectives of shareholders and other stakeholders. The Board evaluates the Board's leadership structure at least annually to determine what, if any, changes are appropriate based on the then-existing needs and circumstances of our company and our Board and input from shareholders and other stakeholders. If at any time the Board's review of its leadership structure resulted in the conclusion that an independent Chair would best serve the interests of our shareholders based on the company's needs and circumstances at that time, the Board would appoint an independent Chair.

Under our Board's current leadership structure, we have a Chair and a Lead Independent Director. Our Board, through its annual assessment, with input from shareholders, believes that the existing structure continues to be the optimal leadership framework at this time.

Our Lead Independent Director, Mr. Nowell, exemplifies objective, independent Board leadership and effectively engages with and oversees management. Mr. Nowell leads the other independent directors in providing objective oversight of management, reviewing the CEO's performance, determining and approving CEO compensation, helping to establish our company's long-term strategy and regularly assessing its effectiveness, and serving the best interests of our company and our shareholders by overseeing management's work to create long-term value. He is joined by our Chair, Mr. Moynihan, who, as CEO, serves as the primary voice to articulate our long-term strategy and Responsible Growth. Mr. Moynihan brings deep experience and leadership in and knowledge of the financial services industry, our company, its businesses, and our focus on Responsible Growth. He is a global leader who is helping drive progress toward the United Nations' Sustainable Development Goals (UN SDG), including serving on (and formerly chairing) the World Economic Forum's (WEF) International Business Council, which is leading efforts on standardization of UN SDG disclosures, and is chair of the Sustainable Markets Initiative.

Empowered and highly-engaged Lead Independent Director

As our Lead Independent Director, Mr. Nowell, is empowered with and exercises robust, well-defined duties formalized in our Corporate Governance Guidelines.(1)

Board leadership	• Presiding at all meetings of our Board at which the Chair is not present, including at executive sessions of the independent directors • Calling meetings of the independent directors, as appropriate • Providing Board leadership if the CEO/Chair's role may be (or may be perceived to be) in conflict
Board focus	• In consultation with our Board and executive management, providing that our Board focuses on key issues and tasks facing our company, and on topics of interest to our Board • Assisting our Board, our Corporate Governance, ESG, and Sustainability Committee, and management in complying with our Corporate Governance Guidelines and promoting corporate governance best practices • Working with our Corporate Governance, ESG, and Sustainability Committee, our Compensation and Human Capital Committee, and members of our Board, contributing to the annual performance review of the CEO, and participating in CEO succession planning
Board meetings	• In coordination with the CEO and the other members of our Board, (i) planning, reviewing, and approving meeting agendas for our Board, and (ii) approving meeting schedules to provide sufficient time for discussion of all agenda items • Advising the CEO of the information needs of our Board and approving information sent to our Board • Developing topics of discussion for executive sessions of our Board
Board culture	• Serving as a liaison between the CEO and the independent directors • Establishing a close relationship and trust with the CEO, providing support, advice, and feedback from our Board while respecting executive responsibility • Acting as a "sounding board" and advisor to the CEO
Board performance and development	• Together with the CEO and the other members of our Board, promoting the efficient and effective performance and functioning of our Board • Consulting with our Corporate Governance, ESG, and Sustainability Committee on our Board's annual formal self-evaluation • Providing guidance on the ongoing development of directors • With our Corporate Governance, ESG, and Sustainability Committee and the CEO, consulting in the identification and evaluation of director candidates' qualifications (including candidates recommended by directors, management, third-party search firms, and shareholders) and consulting on committee membership and committee chairs
Shareholders and other stakeholders	• Being available for consultation and direct communication, to the extent requested by major shareholders • Having regular communication with primary bank regulators (with or without management present) to discuss the appropriateness of our Board's oversight of management and our company

In addition to his formalized responsibilities, Mr. Nowell takes on an active role with our shareholders, regulators, Chair and CEO, independent directors, and management.

Shareholders	• **Plays a leading role in our shareholder engagement process**, representing our Board and independent directors in investor meetings and providing information from those investor meetings directly to our Board. See "Shareholder engagement" on page 37
Regulators	• **Holds quarterly calls with our primary bank regulators** to discuss any issues of concern, and attends conferences provided by our primary bank regulators with directors of other large financial institutions to discuss industry issues
Directors	• **Regularly speaks with our Chair and CEO**; holding calls at least monthly to discuss Board meeting agendas and discussion topics, schedules, and other Board governance matters • **Speaks individually with each Board member at least quarterly** to receive input on Board agendas, Board effectiveness, Board planning matters, and other related topics of management oversight • **Attends meetings** of all Board committees
Management	• **Meets at least quarterly with other management members**, including our Chief Human Resources Officer and our Chief Risk Officer

Board leadership succession planning

Our Corporate Governance Guidelines include an emergency succession plan for our Lead Independent Director and Board Chair that provides for an interim succession process in the event of extraordinary circumstances. In addition, our Corporate Governance, ESG, and Sustainability Committee has a process for implementing an orderly independent director leadership transition for our Lead Independent Director.

(1) See our Corporate Governance Guidelines available at *http://investor.bankofamerica.com* under the heading "Governance"

Board evaluation

Our Board and our Board committees regularly evaluate their own effectiveness through a comprehensive and multifaceted process that has both an ongoing year-round component and a formal, annual component. The two components of the process are complementary. The ongoing, year-round part of the process allows for real-time feedback and response. The formal, annual component, developed and administered under the direction of the Corporate Governance, ESG, and Sustainability Committee, assesses the Board's effectiveness against characteristics frequently identified with highly effective boards (see next page). The Committee examines annually the areas of focus for the self-evaluation and reviews industry trends, practices of peers, investors' views, and regulatory developments related to boards and committees' self-evaluations and determines the scope and format of the Board's formal self-evaluation.

Our Board and our Board committees continuously evaluate their own effectiveness throughout the year

Year-Round Evaluation

One-on-one discussions with Lead Independent Director

Our Lead Independent Director speaks individually with each independent Board member at least quarterly and receives input regarding Board and committee practices and management oversight.

Direct input to committee chairs and management

Throughout the year, directors have regular opportunities to provide input directly to committee chairs and to management on meeting process enhancements, resources, and agenda topics for Board and committee meetings and strategic planning sessions.

Executive sessions

The Board and each committee meet regularly in executive sessions without management present.

Annual Self-Evaluation

Determine focus areas, scope, and format

The formal self-evaluation may be in the form of written or oral questionnaires administered by Board members, management, or third parties. Our Corporate Governance, ESG, and Sustainability Committee reviews industry trends, practices of peers, investors' views, and regulatory developments related to boards and committees' self-assessments to determine the appropriate scope and format for soliciting feedback. Areas of focus for the self-evaluation are examined annually based on the then-current operating environment, input from the company's shareholder engagement process, areas of focus from prior years' self-evaluations, and regulatory requirements. In 2023, the formal annual self-evaluation consisted of a written questionnaire and, as discussed on the next page, leveraged research that identified a broad set of characteristics frequently identified with highly effective boards.

Conduct evaluation

Members of our Board and each of its committees participate in the formal evaluation process. In 2023, each responded to a questionnaire that included a mix of questions soliciting ratings and written input to elicit information to be used in improving Board and committee effectiveness.

Review results

The Board and each committee review the results in executive session without management present. In 2023, the results included aggregate data, including average ratings for rated questions, consolidated written responses, and trend data showing changes in ratings year-over-year for each of the five board effectiveness categories and for those questions that are the same or similar to prior years. Results are shared with management, as appropriate, to assist the Board and its committees in making enhancements to address opportunities identified.

Respond to director input

In response to input from the multifaceted evaluation process, our Lead Independent Director, committee chairs, and other directors work with management to take concrete steps to improve practices, processes, and procedures to enhance the Board's and committees' effectiveness. Key actions taken in response to the 2023 self-evaluation results are described on the next page.

Areas of focus—characteristics of highly effective boards

Research previously commissioned by the Board identified a broad set of characteristics frequently identified with highly effective boards. Those characteristics were grouped into the five key categories set forth below; the Board's formal annual self-evaluation was organized around these five categories.

1 **Composition.** Through the self-evaluation process, our Board identifies qualities, relevant skills, and experiences of potential director candidates that are consistent with the company's current strategy and Responsible Growth, that allow the Board to effectively perform its risk oversight responsibilities, and that add to the Board's diversity. Our Board also assesses its overall director recruitment and succession planning processes, committee composition, and its optimal size.

2 **Board culture.** Our Board considers its role in setting the standard for the company's culture and values, including by evaluating interactions among directors and with members of management. Directors assess the effectiveness of the Board in establishing a collegial and collaborative dynamic that promotes open discussion and debate, values independent judgment, and emphasizes accountability. Directors also assess how they interact with management and challenge and hold management accountable.

3 **Focus.** During the formal annual self-evaluation process, our Board and committees consider their effectiveness in performing key oversight responsibilities in a number of areas, including strategy, risk, environmental and social sustainability, and management talent and succession planning. They evaluate the sufficiency of information received and the time spent in these areas and provide input on additional information and resources desired to support their oversight responsibilities. Throughout the year, directors also regularly reassess their oversight focus by engaging in dialogue with management, soliciting input from shareholders and other stakeholders, and receiving third-party perspectives on the competitive environment, opportunities for growth, macroeconomic trends, and geopolitics.

4 **Process.** As part of the formal annual self-evaluation process, directors review overall Board and committee structure, the allocation of meeting time, cadence of meetings, and other meeting processes. Through the annual and ongoing year-round evaluation processes, directors have provided input on process enhancements to allow ample time during meetings for discussion, debate, and in-depth review of key topics and trends, and to facilitate focus on specific strategic topics. In addition to the Board's formal self-evaluation process, each director also has the opportunity to meet with and provide input to management, our Lead Independent Director, and the committee chairs through a combination of executive sessions and one-on-one meetings.

5 **Information and resources.** Through the self-evaluation process, our Board and committees assess the quality of meeting materials and presentations and the overall amount and type of information, education, and training opportunities they receive both from management and outside advisors and experts. Our directors continue to highlight the need for clear, comprehensive, and concise information to effectively support their oversight responsibilities, including understandable and streamlined materials that identify key issues. They also have provided information about additional resources, including opportunities to hear from third parties, that they believe will support their oversight responsibilities.

Enhancements made in response to formal Board self-evaluations

Our directors and management work together to respond to the Board and committees self-evaluation results. In response to the formal and informal components of the Board's self-evaluation processes in 2023, we have:

Composition	Continued to support directors' discussion and decision-making on Board succession planning and committee membership, including a focus on future needs and alignment with the company's strategy.
Board culture	Provided more opportunities for our Board to interact with senior management and emerging talent, both formally and informally, to strengthen relationships and support the Board's talent and succession planning responsibilities.
Focus	Enhanced discussion about areas of emerging risk at Board and Enterprise Risk Committee meetings, including in-depth reviews of key topics such as climate risk, risks arising from the macroeconomic environment, and technology and cybersecurity risks, including artificial intelligence. Added more frequent discussions on environmental topics at the Board and committee level including regular updates on implementation of the company's sustainability initiatives and climate activities and updates on new climate disclosure requirements. Conducted analyses and implemented changes in certain compliance risk oversight responsibilities to better coordinate and enhance Audit Committee and Enterprise Risk Committee oversight.
Process	Enhanced the structure of strategic planning sessions to facilitate directors' and managements' thorough review and discussion of the company's strategy and address topics identified by directors as desired areas of increased focus, including related to current economic conditions, the company's balance sheet, emerging technology, and the geopolitical environment. Adapted Board and committee meeting structure, process, practices, and agendas to enhance our directors' ability to perform their oversight responsibilities by providing ample time during Board and committee meetings for discussion, debate, in-depth reviews, questions, and executive sessions.
Information and resources	Continued to streamline meeting materials to better highlight important information, while maintaining completeness, and providing timely updates, as needed. Continued to enhance presentation materials to better facilitate dialogue between management and committee members. Provided educational opportunities and third-party perspectives on topics where directors have indicated outside expertise is desired, including artificial intelligence, the macroeconomic environment, and the geopolitical environment.

Director education

Director education is vital to the ability of directors to fulfill their roles, and supports Board members in their continuous learning. The Board encourages directors to participate annually in external continuing director education programs, and our company reimburses directors for their expenses associated with this participation. Our directors also attend forums and conferences convened by our primary banking regulators.

Continuing director education is also provided during Board and committee meetings and other discussions as part of the formal meetings and as stand-alone information sessions outside of meetings. Among other topics, during 2023, our Board heard from our primary banking regulators, a research academic, a technology company chief executive officer, a former leader in the U.S. military, a senior researcher from a global policy think tank and research institute, outside counsel, and from management on numerous subjects, including generative artificial intelligence and cybersecurity, the macroeconomic environment, and the impact of geopolitical conflict to global economies, risk management, climate and sustainable finance, human capital management and diversity and inclusion, and many related topics.

All new directors also participate in our director orientation program during their first six months on our Board. New directors have a series of meetings over time with management representatives from all of our business and staff areas to review and discuss, with increasing detail, information about our company, industry, and regulatory framework, as well as compliance training. Based on input from our directors, we believe this gradual on-boarding approach over the first six months of Board service, coupled with participation in regular Board and committee meetings, provides new directors with a strong foundation in our company's businesses, connects directors with members of management with whom they will interact and oversee, and accelerates their effectiveness to engage fully in Board deliberations. Directors have access to additional orientation and educational opportunities upon acceptance of new or additional responsibilities on the Board and in committees.

CEO and senior management succession planning

Our Board oversees CEO and senior management succession planning, which is formally reviewed at least annually; three such planning sessions were held in 2023. Our CEO and our Chief Human Resources Officer provide our Board with recommendations and evaluations of potential CEO successors, and review their development progress. Our Board reviews potential internal senior management candidates with our CEO and our Chief Human Resources Officer, including the qualifications, experience, and development priorities for these individuals. Directors engage with potential CEO and senior management successors at Board and committee meetings and in less formal settings to allow directors to personally assess candidates. Further, our Board periodically reviews the overall composition of our senior management's qualifications, tenure, and experience.

Our Board also establishes steps to address emergency CEO planning in extraordinary circumstances. Our emergency CEO succession planning is intended to enable our company to respond to unexpected position vacancies, including those resulting from a major catastrophe, by continuing our company's safe and sound operation and minimizing potential disruption or loss of continuity to our company's business and operations.

Board meetings and attendance

Directors are expected to attend our annual meetings of shareholders and our Board and committee meetings. Each of our incumbent directors and nominees attended at least 75% of the aggregate meetings of our Board and the committees on which they served during 2023. In addition, all of the directors serving on our Board at the time of our 2023 annual meeting attended the meeting, other than Ms. Hudson, who was unable to attend for health reasons.

Our independent directors regularly meet privately in executive session without our Chair and CEO or other members of management present, and held 11 such executive sessions in connection with Board meetings in 2023. Our Lead Independent Director leads these Board executive sessions.

20	15	11	10	12
Board of Directors[(1)]	Audit Committee	Enterprise Risk Committee	Compensation and Human Capital Committee	Corporate Governance, ESG, and Sustainability Committee

(1) The number of formal Board meetings reflected includes the Board's standalone risk oversight meetings. In addition to the number of formal meetings reflected, from time to time, the Board also held informational sessions.

Committees and membership

Our Board has four committees. Charters describing the responsibilities of each of the Audit Committee, Compensation and Human Capital Committee, Corporate Governance, ESG, and Sustainability Committee, and Enterprise Risk Committee can be found at *http://investor.bankofamerica.com*, and their membership is set forth below.

Our Board committees regularly make recommendations and report on their activities to the entire Board. Each committee may obtain advice from internal or external financial, legal, accounting, or other advisors at their discretion. Our Board, in considering the recommendations of our Corporate Governance, ESG, and Sustainability Committee, reviews our committee charters and committee membership at least annually. In 2023, the Board, with input from the Corporate Governance, ESG, and Sustainability Committee, reassessed the committees' composition in consideration of Board composition changes. With Mr. Bramble's passing, the Board appointed Mr. Woods to the Enterprise Risk Committee in November 2023, and Mr. White to chair the Corporate Governance, ESG, and Sustainability Committee and Ms. Ramos to the Compensation and Human Capital Committee in December 2023.

Audit Committee

No. of meetings in 2023: 15

Members	Key responsibilities	Independence / qualifications
Sharon L. Allen (Chair) José E. Almeida Arnold W. Donald Denise L. Ramos Michael D. White	• Oversees the qualifications, performance, independence, and appointment of our company's independent registered public accounting firm • Oversees the performance of our company's corporate audit function • Oversees the integrity of our company's consolidated financial statements' preparation • Oversees our compliance with legal and regulatory requirements • Makes inquiries of management or of the Chief Audit Executive to assess the scope and resources necessary for the corporate audit function to execute its responsibilities	All members are independent under the NYSE listing standards and our Categorical Standards and the heightened independence requirements applicable to audit committee members under SEC rules All members are financially literate in accordance with NYSE listing standards and qualify as audit committee financial experts under SEC rules

Compensation and Human Capital Committee

No. of meetings in 2023: 10

Members	Key responsibilities	Independence / qualifications
Monica C. Lozano (Chair) José E. Almeida Pierre J.P. de Weck Arnold W. Donald Denise L. Ramos Clayton S. Rose	• Oversees establishing, maintaining, and administering our compensation programs and employee benefit plans • Approves and recommends our CEO's compensation to the Board for further approval by the independent directors, and reviews and approves all of our other executive officers' compensation • Recommends director compensation for Board approval • Reviews our human capital management practices, including pay equity • Oversees the qualifications, performance, and independence of the Committee's independent compensation consultant	All members are independent under the NYSE listing standards and our Categorical Standards and the independence requirements applicable to compensation committee members under NYSE rules and the heightened independence requirements (similar to those applicable to Audit Committee members) under SEC rules

Corporate Governance, ESG, and Sustainability Committee

No. of meetings in 2023: 12

Members	Key responsibilities	Independence / qualifications
Michael D. White (Chair) Sharon L. Allen Linda P. Hudson Thomas D. Woods Maria T. Zuber	• Oversees the Board's governance processes • Identifies and reviews the qualifications of potential Board members; recommends nominees for election to the Board • Leads the Board in Board and committee succession planning • Leads the Board and its committees in their formal annual self-evaluations • Reviews and reports to the Board on our sustainability activities, other than human capital matters • Reviews and assesses shareholder input and our shareholder engagement process	All members are independent under the NYSE listing standards and our Categorical Standards

Enterprise Risk Committee

No. of meetings in 2023: 11

Members	Key responsibilities	Independence / qualifications
Clayton S. Rose (Chair) Pierre J.P. de Weck Linda P. Hudson Monica C. Lozano Thomas D. Woods Maria T. Zuber	• Oversees our company's overall Risk Framework, risk appetite, and management of key risks • Approves the Risk Framework and Risk Appetite Statement and further recommends each to the Board for approval • Oversees management's alignment of our company's risk profile to our strategic and financial plans • Reviews important risks that span key risk types, including climate risk, information security risk, data risk, and conduct risk • Oversees management's progress in developing our company's Comprehensive Capital Analysis and Review submission to the Federal Reserve Board, and reviews and recommends our company's Capital Plan to the Board for approval • Reviews and recommends our company's Resolution and Recovery Plans to the Board for approval	All members are independent under the NYSE listing standards and our Categorical Standards All members satisfy the risk expertise requirements for directors of a risk committee under the Federal Reserve Board's Enhanced Prudential Standards

Board oversight of risk

At Bank of America, we are guided by a common purpose to make financial lives better by connecting those we serve with the resources they need to be successful. Our purpose and values form the foundation of our culture—a culture that is rooted in accountability, disciplined risk management, and delivering together as a team to better serve our clients, strengthen our communities, and deliver value to our shareholders. This all comes together as an engine for Responsible Growth. Our culture comes from how we operate the company every day, by acting responsibly and managing risk well, which includes our commitments to ethical behavior, acting with integrity, and complying with laws, rules, regulations, and policies that reinforce such behavior. Managing risk is central to everything we do.

Conduct and culture

Our Board and its committees play a key role in establishing and maintaining our culture, setting the tone at the top, and holding management accountable for its maintenance of high ethical standards and effective policies and practices to protect our reputation, assets, and business. Our Board and its committees do this in a number of ways, including by:

- prioritizing the importance of the character, integrity, and qualifications of each individual member, and the overall Board and committee leadership structures and composition;
- overseeing management's identification, measurement, monitoring, and control of our material risks, including compliance risk and operational risk, a component of which is conduct risk;
- regularly requesting and receiving briefings from senior management on matters relating to compliance and business conduct risk;
- holding management accountable for the timely escalation of issues for review with the Board and its committees; and
- overseeing our incentive plan design and governance processes to provide for an appropriate balance of risk and compensation outcomes.

Our risk governance documents

Risk is inherent in all of our business activities. One of the tenets of Responsible Growth is: "we must grow within our risk framework." We execute on that mandate through our commitment to responsible and rigorous risk management and through a comprehensive approach with a defined Risk Framework and an articulated Risk Appetite Statement, which are approved annually by the Enterprise Risk Committee and the Board. The Board and management review the Risk Framework and Risk Appetite Statement for enhancements and improvements at least annually. The Risk Framework serves as the foundation for consistent and effective risk management by setting forth clear roles, responsibilities, and accountability for the management of risk and describing how our Board oversees the establishment of our risk appetite, which indicates the amount of capital, earnings, or liquidity the Board and management believe appropriate to put at risk to achieve our strategic objectives and business plans, consistent with applicable regulatory requirements. This framework of objective, independent Board oversight and management's robust risk management better enables us to serve our clients, deliver long-term value for our shareholders, achieve our strategic objectives, and make our company a great place to work.

Our **Risk Framework** outlines the seven key types of risk that our company faces—strategic risk, credit risk, market risk, liquidity risk, operational risk (including third-party, model, conduct, technology, information security, and data risks), compliance risk, and reputational risk. It also addresses climate risk and legal risk. It describes the components of our risk management approach, including our culture of managing risk well, risk appetite, risk management processes, and risk data management, aggregation, and reporting, highlighting the responsibilities of all employees in managing risk. It also outlines our risk governance structure, including the roles of our Board, management, lines of business, independent risk management, and Corporate Audit within the governance structure.

Our **Risk Appetite Statement** formally articulates our company's risk appetite and includes both qualitative statements and quantitative limits. The qualitative statements describe our approach to managing risks throughout the company, including those that are difficult to quantify, in a manner consistent with Responsible Growth and the quantitative limits indicate the aggregate amount of risk our company is willing to take.

Our risk governance structure

Board of Directors

Our Board provides objective, independent oversight of risk by:

- Receiving regular updates from our Audit Committee and Enterprise Risk Committee, providing our Board with integrated, thorough insight about our company's risk profile and how our company manages risk
- Receiving regular risk reporting from management, including a report that addresses and provides updates on key ongoing and emerging risks
- Regularly holding stand-alone sessions at Board meetings to discuss the risks that are considered prevailing or urgent, including those identified in management's report on key risks
- Overseeing senior management's development of our Risk Framework, our Risk Appetite Statement, and our capital, strategic, and financial operating plans
- Overseeing directly and through committees our financial performance, execution against capital, strategic, and financial operating plans, performance against our risk appetite, and the adequacy of internal controls, each of which our management monitors
- Approving our Risk Framework and Risk Appetite Statement annually

Audit Committee

Our Audit Committee provides additional risk management oversight for compliance risk and regularly receives updates from management on compliance risk-related matters.

Enterprise Risk Committee

Our Enterprise Risk Committee has primary responsibility for overseeing the Risk Framework, our overall risk appetite, and key risks facing our company. During Committee meetings, line of business and risk leadership provide risk management updates and presentations on selected risk topics, including emerging risks. In addition, the Committee receives regular risk reporting from management, including a report that addresses and provides updates on key ongoing and emerging risks. The Committee oversees senior management's development of our Risk Framework and Risk Appetite Statement, and management's alignment of our risk profile to our capital, strategic, and financial plans. In addition, the Committee approves our Risk Framework and Risk Appetite Statement on an annual basis and recommends them to the Board for approval, and also approves key risk policies of the company.

Compensation & Human Capital Committee

Our Compensation and Human Capital Committee oversees the development of our compensation policies and practices, which are designed to balance risk and reward in a way that does not encourage unnecessary or excessive risk-taking by our employees.

Our directors have relevant risk management oversight experience; see "Electing directors" and "Our director nominees" on pages 8 and 11. Our Chief Risk Officer, the company's senior-most risk manager, who also oversees our Global Compliance and Operational Risk organization, reports jointly to the CEO and to the Enterprise Risk Committee, and participates in Board and Enterprise Risk Committee meetings, including meeting regularly in executive session with the Enterprise Risk Committee. In addition, our Lead Independent Director meets at least quarterly with our Chief Risk Officer. This governance structure is designed to complement our Board's overall commitment to maintaining an objective, independent Board and committee leadership structure, and to fostering integrity over risk management throughout our company, and further demonstrates our commitment to a strong culture of compliance, governance, and ethical conduct. For additional information on how our Board and Board committees oversee our drive for Responsible Growth, including associated risks, see the discussion under "Board oversight of our drive for Responsible Growth" on page 39.

Board oversight of cybersecurity and information security risk

The Board is actively engaged in the oversight of our global information security (GIS) program and devotes considerable time and attention to the oversight and mitigation of cybersecurity risk. The Board, which includes members with technology and cybersecurity experience, oversees management's approach to staffing, policies, processes, and practices to address cybersecurity risk. The Board and the Enterprise Risk Committee, which is responsible for reviewing cybersecurity risk, each receive regular presentations, memoranda, and reports throughout the year from our Chief Technology and Information Officer and our Chief Information Security Officer on internal and external cybersecurity developments, threats and risks. On a quarterly basis, GIS sends the Board a memorandum highlighting relevant cybersecurity developments and a document detailing the performance metrics for the GIS Program. Under the Board's oversight, management works closely with key stakeholders, including regulators, government agencies, law enforcement, peer institutions and industry groups, and develops and invests in

talent and innovative technology in order to better manage cybersecurity risk. Employees across the company also play a role in protecting the company from cybersecurity threats and receive periodic training and education on cybersecurity-related topics. More information regarding our company's risk management policies and practices, including our Board's oversight of cybersecurity and information security risk, are described under "Compliance and Operational Risk Management" in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our 2023 Form 10-K.

We believe our holistic, ongoing Board and committee risk oversight process provides for consistent and effective oversight of current and emerging risks facing our company and demonstrates our commitment to a culture of rigorous risk management and compliance.

Compensation governance and risk management

Key practices in compensation governance and risk management

- The independent members of the Board approve CEO compensation, and the Compensation and Human Capital Committee approves compensation for all other executive officers.
- The Enterprise Risk Committee and Audit Committee further review and approve compensation for the Chief Risk Officer and Chief Audit Executive, respectively.
- Independent control functions—including Corporate Audit, Risk and Compliance, Finance, Human Resources, and Legal—provide direct feedback to the Compensation and Human Capital Committee on executive officer performance and the pay-for-performance process.
- Our incentive plan design and governance processes appropriately balance risks with compensation outcomes.
- Senior management and independent control functions, including risk, annually review and certify our incentive plans.

Compensation governance

Our Compensation and Human Capital Committee follows processes intended to promote strong governance of our pay-for-performance philosophy. The Committee regularly reviews: (i) company performance; (ii) our executive compensation strategy, approach, trends, and regulatory developments; and (iii) other related topics, as appropriate. Each year, the Committee reviews, and makes available to our Board, an executive compensation statement, or "tally sheet," for each executive officer. The tally sheets reflect each executive officer's total compensation, including base salary, cash, and equity-based incentive awards, the value of prior restricted stock unit awards (including the status of achieving any performance goals), qualified and nonqualified retirement and deferred compensation benefit accruals, and the incremental cost to our company of the executive's perquisites. The Committee uses this information to evaluate all elements of compensation and benefits provided to an executive officer. The Committee also annually reviews market pay practices, including compensation benchmarks at our primary competitor group, to evaluate market trends and competitive pay levels for our executive officers. For additional information, see "2023 Competitor group" section on page 72.

Annually, the Committee reviews with our Board its compensation decisions (including cash and equity-based incentive awards, if applicable) for executives who report directly to our CEO. With respect to the CEO's compensation, the Committee makes a recommendation that is further reviewed and approved by the independent members of the Board. The CEO does not participate in Committee or Board deliberations about his compensation. Additionally, for our Chief Risk Officer and Chief Audit Executive, the Committee's pay recommendations are further reviewed and approved by our Board's Enterprise Risk Committee and Audit Committee, respectively.

Executive officers do not engage with the Committee in setting the amount of their own individual compensation. During annual performance reviews for executive officers other than our CEO, the Committee considers our CEO's perspective and incentive award recommendations before approving compensation for each of these executive officers. In addition, the Committee considers the performance of our various lines of business, business segments, and functions, as well as performance feedback from our Chief Human Resources Officer and our independent control functions (Corporate Audit, Risk and Compliance, Finance, Human Resources, and Legal).

The Committee has the sole authority and responsibility under its charter to approve engaging any compensation consultant it uses and the fees for those services. The Committee retained Farient Advisors LLC (Farient Advisors) as its 2023 independent compensation consultant. Farient Advisors' business with us is limited to providing independent executive and director compensation consulting services. Farient Advisors does not provide any other services to our company. For 2023, Farient Advisors provided the Committee external market and performance comparisons, advised the Committee on senior executive, CEO, and director compensation, assisted in evaluating program design, and assisted with other executive and director compensation-related matters. In performing these services, Farient Advisors met regularly with the Committee without management and privately with the Chair of the Committee.

The Committee may delegate to management certain duties and responsibilities regarding our benefit plans. Significant Committee delegations to management include authority to: (i) the Management Compensation Committee to direct the compensation for all of our employees except for our CEO and his direct reports; and (ii) the Corporate Benefits Committee to oversee substantially all of our employee benefit plans. See "Compensation governance structure" on the next page.

Compensation risk management policies and practices

Our Compensation and Human Capital Committee is committed to a compensation governance structure that effectively contributes to our company's overall risk management policies.

Compensation Governance Policy. The Committee has adopted and annually reviews our Compensation Governance Policy, which governs our incentive compensation decisions and defines the framework for oversight of enterprise-wide incentive compensation program design. Consistent with global regulatory initiatives, our Compensation Governance Policy requires that our incentive compensation plans do not encourage excessive risk-taking.

Our Compensation Governance Policy addresses...

- Definition and process for identifying "risk-taking" employees
- Key goals and process for incentive compensation plan design and governance to appropriately balance risks with compensation outcomes, including:
  - funding incentive compensation pools
  - determining individual incentive compensation awards
  - use of discretion as part of those processes
- Policies on incentive compensation plan effectiveness through testing and monitoring to confirm that the plans appropriately balance risks with compensation outcomes, including developing processes to administer cancellations and clawbacks
- Policies that provide for the independence of our company's independent control functions and their appropriate input to the Committee

Compensation governance structure. Our compensation governance structure allocates responsibility so that our Board, Compensation and Human Capital Committee, or the appropriate management-level governing body makes compensation decisions with documented input from the independent control functions. This approach promotes effective oversight and review and facilitates the appropriate governance to balance risk and reward. Below is an illustration of our compensation governance structure, which is influenced by internal considerations and external factors:


Internal Considerations
Risk Framework
Compensation Governance Policy & Compensation Principles
Responsible Growth & Core Values
Board of Directors
Compensation & Human Capital Committee
Management Compensation Committee
Corporate Benefits Committee
Regional & Line of Business (LOB) Compensation Governance
Regional & LOB Executives
Independent Control Functions
External Factors
Global Regulatory Requirements
Public Policy & Laws
Shareholder Engagement

Incentive plan certification process. Pursuant to our Compensation Governance Policy, our annual incentive plan certification and review process provides for a comprehensive review, analysis, and discussion of incentive design and operation. As part of the governance for incentive plans, each of the CEO's direct reports who is responsible for an incentive plan, along with their management teams and independent control functions (including their respective risk officers), meet periodically to discuss how business strategy, performance, and risk align to compensation. The relevant participants certify that the incentive programs they review: (i) are aligned with the applicable lines of business and our company's business strategy and performance objectives; (ii) do not encourage excessive or imprudent risk-taking beyond our company's ability to effectively identify and manage risk; (iii) are compatible with effective controls and risk management; and (iv) do not incentivize impermissible proprietary trading. Our Chief Risk Officer also certifies all incentive plans across our company as part of the Management Compensation Committee's governance process. Farient Advisors and the Compensation and Human Capital Committee review these management certifications.

Incentive plan audit reviews. Corporate Audit annually reviews the operational effectiveness of the incentive compensation program, using a risk-based approach to evaluate plan design, pay execution, program governance, and conformity with regulatory requirements.

Conduct reviews. As part of our compensation governance practices, management reviews the results of the conduct review process so that conduct is consistently and appropriately considered in performance assessments and pay decisions across the company. These performance and pay outcomes are reviewed at least annually by the Committee.

Independent control function feedback. In addition to reviewing the individual incentive compensation awards for executive officers and other senior executives who report directly to the CEO, the Committee also reviews the outcomes of our control function feedback process and individual incentive compensation awards for certain highly compensated employees. As part of its governance process, the Committee meets with the heads of our independent control functions and business lines to discuss their feedback on the pay-for-performance process, including how risk management and conduct matters were factored into compensation decisions.

These processes and reviews, in combination with risk management and clawback features, are key components of our compensation programs. These programs are designed to appropriately hold employees accountable, while balancing risks and rewards in a way that does not encourage excessive or imprudent risk-taking or create risks that are reasonably likely to have a material adverse effect on our company.

Hedging policy. Under our Code of Conduct and other policies, all Bank of America directors, executive officers, and certain other designated insiders are prohibited from hedging, speculative trading, or trading in derivative securities with respect to Bank of America securities. They may not engage in short sales and trading in puts, calls, prepaid variable forward contracts, equity swaps, collars, or exchange funds, and other options or derivatives with respect to our securities. All other employees may not engage in any such transactions other than transactions that hedge against an existing long position in our securities if the shares underlying the position are readily available for sale or delivery. No employee may hedge the value of outstanding restricted stock units or other equity-based awards, and such awards may be forfeited or recouped for violation of our anti-hedging and derivative transactions policies.

Additional corporate governance information

More information about our corporate governance can be found on our website at *http://investor.bankofamerica.com* under the heading "Governance," including our: (i) Certificate of Incorporation; (ii) Bylaws; (iii) Corporate Governance Guidelines (including our related person transactions policy and our Director Independence Categorical Standards); (iv) Code of Conduct (that applies to the required individuals associated with the company for purposes of the respective rules of the SEC and NYSE) and related materials; and (v) composition and charters of each of our Board committees. This information is also available in print, free of charge, upon written request addressed to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255.

Communicating with our Board

Shareholders and other parties may communicate with our Board, any director (including our Chair of the Board or Lead Independent Director), independent members of our Board as a group, or any committee. Depending on the nature of the communication, the correspondence either will be forwarded to the director(s) named or the matters will be presented periodically to our Board. The Corporate Secretary or the secretary of the designated committee may sort or summarize the communications as appropriate. Communications that are personal grievances, commercial solicitations, customer complaints, incoherent, or obscene will not be communicated to our Board or any director or committee of our Board.

Any shareholder who wishes to recommend a director candidate for consideration by our Corporate Governance, ESG, and Sustainability Committee must submit a written recommendation to our Corporate Secretary. For our 2025 annual meeting of shareholders, the Committee will consider recommendations received by October 15, 2024. The recommendation must include the information set forth in our Corporate Governance Guidelines. See above for information on how to obtain a copy of our Corporate Governance Guidelines.

Communications should be addressed to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255. For further information, refer to the "Contact the Board of Directors" section under the heading "Governance—Contact The Board" on our website at *http://investor.bankofamerica.com*.

Shareholder engagement

Our shareholders inform and guide achievement of governance objectives

Our Corporate Governance Guidelines and Corporate Governance, ESG, and Sustainability Committee's charter codify our Board's commitment to shareholder engagement. Input received from our shareholder engagement is critical to how we drive progress on our corporate governance practices, executive compensation program, and human capital, environmental, and other sustainability initiatives. Our Board-driven engagement process complements Responsible Growth and guides us in achieving our strategic objectives, creating long-term value, maintaining our culture of compliance, and contributing to our sustainability activities.

Our year-round, Board-driven shareholder engagement program

Deliberate, assess & prepare

Our Board assesses and monitors investor sentiments, shareholder voting results, and trends in governance, executive compensation, human capital management, environmental, social, and other matters. It then identifies and prioritizes potential topics for shareholder engagement.

Outreach & engage

Our independent directors and executive management regularly meet with shareholders to actively solicit input on a range of issues, and report shareholder views to our Board. Our management also engages with investors at conferences and other forums. A two-way dialogue is maintained to clarify and deepen our Board's understanding of shareholder concerns and provide shareholders with insight into our Board's processes.

Respond

Our Board responds, as appropriate, through continued discussion with shareholders and enhancements to our policies, practices, and disclosures.

Evaluate

Shareholder input informs our Board's ongoing process of continually enhancing governance and other practices. Our Board and executive management review shareholder input to identify consistent themes, and research and evaluate any identified issues or concerns.

We engage with our investors year-round through targeted, active outreach and responsiveness to inbound inquiries. Meetings with investors include those led by our Investor Relations team and those driven by our Board through the Corporate Secretary's Office.

- Our Investor Relations team routinely meets with investors, prospective investors, and investment analysts. These meetings often include participation by our Chair and CEO, Chief Financial Officer, or line of business leaders, and they generally discuss how we drive our strategy and deliver for shareholders by focusing on Responsible Growth.
- Both our Chair and our Lead Independent Director play a central role in our shareholder engagement efforts; our Compensation and Human Capital Committee Chair also participates in compensation discussions during meetings with shareholders. Our Lead Independent Director and our Compensation and Human Capital Committee Chair, together with senior management, conduct year-round outreach to investors to solicit their input on key matters and to hear from them on the issues that matter most to them. Topics covered include company performance, Board governance, Board composition and succession, executive compensation, climate risk, and risk management, among others.

Ahead of our annual meeting each year, we also conduct targeted outreach through direct communications with our retail shareholders, including our employee shareholders.

Shareholder input from engagement discussions is then shared with our Board, its committees, and management on a regular basis. In addition to shareholders' sentiments, our Board considers the voting results of our shareholders' meetings, the governance practices of our peers and other large companies, and current trends in governance.

This ongoing exchange provides shareholders with transparency into our corporate governance practices, executive compensation program, and sustainability initiatives, and informs and contributes to governance and disclosure enhancements that help us address the issues our shareholders and key stakeholders tell us matter most to them.

Our 2023 and early 2024 shareholder engagement initiatives

In addition to the year-round routine engagement conducted by our Investor Relations team, during 2023 and in early 2024, we conducted proactive outreach to key stakeholders and shareholders representing a majority of our total outstanding shares.(1) As part of our discussions, we obtained shareholders' input and discussed their views on our executive compensation program, Board composition and succession planning, human capital management practices, and sustainability initiatives, including our focus on climate risk management.

Our Board's Lead Independent Director, Mr. Nowell, and our Compensation and Human Capital Committee Chair, Ms. Lozano, played a leading role in the shareholder engagement process and joined senior management on a majority of our shareholder engagement meetings, actively participating and seeking input from shareholders on topics of interest. Mr. Nowell and Ms. Lozano regularly shared insights from these meetings directly with the Board and its committees.

Outreach

During 2023 and early 2024, we reached out to 84 shareholders, representing approximately 79% of institutionally held shares, to seek engagement on matters of interest


~79%
of institutionally held shares

Engagement

We held a total of 72 meetings with 46 shareholders, representing approximately 71% of institutionally held shares


~71%
of institutionally held shares

Independent director participation

Mr. Nowell and Ms. Lozano played a leading role in the shareholder engagement process and actively participated in 41 meetings with shareholders, representing approximately 47% of institutionally held shares


~47%
of institutionally held shares

In addition to our independent director-led engagements, our Chair and CEO engages with Berkshire Hathaway Inc., our largest shareholder owning approximately 13% of our common stock. We continue to refine our shareholder engagement process to connect shareholders and key stakeholders with our Lead Independent Director, other independent directors, and executive management on topics that matter most to them.

To further our engagement with all shareholders, including retail and employee shareholders, we provide shareholders with a platform to easily access information about our annual meeting, our director nominees, and the matters for shareholder vote. This dedicated retail shareholder annual meeting webpage includes other resources, like our Human Capital Management Update from our 2023 Annual Report.

What we heard from shareholders and how we responded

Our ongoing dialogue with shareholders since 2015 has led to enhancements to our corporate governance, sustainability, and executive compensation practices that our Board believes are in the best interests of the company and our shareholders. In meetings held during 2023 and early 2024, shareholders provided input on our corporate governance, sustainability, and executive compensation practices, as summarized below.

Corporate governance and sustainability practices

- Continue to support our approach to Board leadership, composition, and refreshment.
- Appreciate the efforts of Mr. Nowell and Ms. Lozano to meet with them and receive input.
- Appreciate the updates to our proxy statement beginning last year to provide more specific detail on directors' experience and diversity.
- Recognize our long-standing commitment to sustainable Responsible Growth and continue to be interested in understanding the Board's oversight role in sustainability matters, including human capital management and our strategies to help support the transition to a more sustainable energy supply.
- Appreciate our transparent disclosures on human capital and sustainability, including in our Human Capital Management Update and our 2023 TCFD Report.

Executive compensation practices

In light of the results of our 2023 "Say on Pay" vote, we focused our dialogue in 2023 and early 2024 on executive compensation and proactively sought input from shareholders on our executive compensation practices and disclosure. In response to the input we received, we made a number of enhancements to our executive compensation practices and disclosure.

This input, and the enhancements we made, are detailed on page 55 of this proxy statement.

(1) Based on stock ownership as of December 31, 2023.

Responsible Growth: Growth that is Sustainable[1]


Sharing
our success
Input from
independent parties
having many
perspectives
Driving concrete
actions that
further progress
Accountability
Board
oversight
Transparency

Responsible Growth has four straightforward tenets:

- We have to grow — no excuses
- We have to be client focused in our growth
- We have to grow within our risk appetite
- **We must grow in a sustainable manner**

To drive Responsible Growth, our growth must be sustainable. This includes:

(1) sharing our success with our communities;

(2) being a great place to work; and

(3) driving operational excellence[2] so that we can continue to invest in our employees and our capabilities.

By focusing on Responsible Growth, we deliver for our teammates, clients, and shareholders **AND** help address society's biggest challenges.

Board oversight of our drive for Responsible Growth

Our Board actively oversees our drive to grow in a sustainable manner through comprehensive governance and oversight practices directly, and through its committees.

	Oversight responsibilities	Key topics discussed in 2023 include:
Board	Actively oversees our drive for Responsible Growth through comprehensive board governance and risk oversight practices that further the independent examination of our activities, processes, and strategies supporting Responsible Growth. Engages with management on: product and service offerings; diversity, equity, and inclusion; economic opportunity; human capital management; and climate topics, including climate risk and the company's progress toward its net zero goal and sustainable finance target.	Management's initiatives to drive operational excellence, including updates on the core pillars of management focus, headcount management, information security, strategies for each line of business, and employee engagement. Our climate initiatives, including climate risk management practices and our sustainable finance activities, results of our annual Employee Satisfaction Survey and internal Diversity & Inclusion Index, and progress on our commitment to promote diversity and inclusion as well as the potential impact of the changing legal landscape.
Audit Committee	Oversees the integrity of our financial reporting, including sustainability-related disclosures.	The regulatory landscape and developments on sustainability-related financial disclosure requirements.
Compensation and Human Capital Committee	Oversees the company's human capital management practices.	Our equal pay for equal work commitment and disclosures about our human capital management practices. Our strategies to recruit, retain, and develop a workforce that reflects the communities in which we operate.
Corporate Governance, ESG, and Sustainability Committee	Oversees the company's environmental and social sustainability-related activities and practices.	Our charitable giving and philanthropic investments activities, including progress under our $1.25 billion commitment to advance economic opportunity and $15 billion Community Homeownership commitment. Our community reinvestment activities and our public policy engagement and lobbying activities. Our sustainable finance activities, our 2023 TCFD Report and 2030 emissions reduction targets related to our financing activities in two additional sectors: aviation and cement.
Enterprise Risk Committee	Oversees risks, including reputational and climate risk, a risk that spans all key risk types.	The continued enhancement and evolution of our climate risk management efforts and the company's overall climate program, including progress to implement regulatory requirements and our voluntary commitments.

(1) For cautionary information and forward-looking statements regarding Sustainability Information, see the "Table of contents" page of this proxy statement.

(2) See our 2023 Annual Report for additional information.

Sharing our success

Sharing success with our communities

For Responsible Growth to be sustainable, we must share our success with the communities in which we work and live. We do this in numerous ways. We help provide economic opportunities for people and communities through access to lending and capital for homeowners, business owners, and entrepreneurs. Through our philanthropic partnerships, we focus on improving the lives of individuals and families by investing in basic needs, such as healthcare and hunger relief, workforce development, and education, while also strengthening broader community vitality by addressing needs related to affordable housing, small businesses, and neighborhood revitalization.

As a company with national and global operations, our Board and management understand the need for real and ongoing progress on assessing and addressing diversity and inclusion and economic inequality in the U.S. Our long-standing commitment to promote equality, diversity and inclusion, and advance economic mobility includes multiple strategies from across our company. Through all of our activities, we drive positive change within and outside our company.

We enlist many independent third parties, including our National Community Advisory Council, for advice, counsel, perspective, ideas, and assistance. These third parties and other stakeholders represent a range of diverse perspectives and provide continuous feedback on our actions and progress, holding us accountable. Our Board and its Corporate Governance, ESG, and Sustainability Committee and Compensation and Human Capital Committee provide governance and oversight of these efforts. We are transparent and report on our activities, seeking input from our shareholders about the type of information that would be useful to them in assessing our activities, review that input with our Board and its committees, and provide additional disclosures in response so that we are accountable for our progress.

Our commitment and how we share success with our communities is dynamic and multifaceted. Read about it in more detail in our 2023 Annual Report.

Driving progress through our focus on a more sustainable future

Consistent with our drive for Responsible Growth, we continue to make progress on our strategy to support and finance the transition to a low-carbon economy. This includes setting and disclosing milestone targets, engaging with clients to support their transition, investing in climate solutions, developing and reporting decision-useful metrics to drive progress, leading industry collaborations, and following guidance for transparency. We strive to be transparent and accountable, reporting on our climate goals and progress, including in our 2023 TCFD Report and our Environmental and Social Risk Policy Framework.

Our enterprise climate strategy and Approach to Zero. Our three-pronged climate strategy is part of our overall focus on Responsible Growth and centers on engagement and partnership with internal and external parties. We overlay these strategies with transparent and frequent reporting on our progress.

Minimize BAC's impact on the environment: Net zero before 2050

Net zero in operations, supply chain, and financing activities before 2050

Achieve 2030 targets to reduce financed emissions and environmental impacts across our supply chain

Carbon neutral in our operations today

Inspire and enable clients to achieve net zero by 2050

Active client engagement across all industry sectors to deliver traditional and tailored climate transition solutions

Initiate coverage of new industries and companies

$1.5 trillion sustainable finance target and other initiatives

Assess and manage climate-related risks

Rigorous risk management program to oversee our climate risk practices and shape our approach to managing climate-related risks in line with our Risk Framework

Our actions to date

Bank of America's commitment to reaching Net Zero builds on 20 years of leadership in environmental disclosure, reducing operational impacts, and scaling climate finance.

2003
- Began disclosing Scopes 1 and 2 GHG emissions through CDP.

2004
- Published first Global Reporting Initiative (GRI) report.

2005
- Established first Scopes 1 and 2 emissions reduction goal.

2007
- Launched first sustainable finance goal—our Environmental Business Initiative—to mobilize $20 billion over 10 years.

2009
- Began disclosing Scopes 1 and 2 emissions through CDP.

2010
- Began disclosing Scope 3 emissions.
- Launched internal employee program, My Environment®.

2011
- Announced first set of comprehensive environmental operations goals.

2013
- Assisted in drafting the Green Bond Principles and issued our first benchmark corporate green bond.

2015
- Announced an additional $125 billion commitment under our Environmental Business Initiative after early achievement of our previous commitment.

2016
- Committed to using 100% renewable electricity and reaching carbon neutrality for our operations by 2020.

2019
- Achieved renewable electricity and carbon neutrality goals a year early—announced a new 10-year, $300 billion commitment under our Environment Business Initiative.

2020
- Released our first TCFD Report.
- Became founding partner of Rocky Mountain Institute's Center for Climate-Aligned Finance.
- Joined the Partnership for Carbon Accounting Financials as a core member.
- CEO Brian Moynihan became co-chair of the Sustainable Markets Initiative.

2021
- Began disclosing the WEF International Business Council metrics in our Annual Report to shareholders.
- Committed to Net Zero emissions before 2050 for our financing activities, operations and supply chain.
- Announced $1.5 trillion by 2030 Sustainable Finance commitment.
- Became founding member of the Net-Zero Banking Alliance, which serves as the banking element of the Glasgow Financial Alliance for Net-Zero.
- Received Terra Carta Seal from the Sustainable Markets Initiative.

2022
- Announced 2030 targets for reducing emissions associated with financing activities related to auto manufacturing, energy and power generation.
- Released Approach to Zero™, which details our Net Zero greenhouse gas emissions approach and target setting process.
- Set 2030 Sustainable Aviation Fuel goals for sustainable finance mobilization and the company's corporate and commercial jet fuel usage.
- Released our second TCFD Report, in which we disclosed Scope 3 financed emissions and emissions intensity metrics for the auto manufacturing, energy, and power generation sectors.

2023
- Released our third TCFD Report, in which we set 2030 targets for reducing emissions associated with financing activities related to aviation and cement, and disclosed Scope 3 financed emissions and emissions intensity metrics for these sectors.

Our Approach to Zero

Our Approach to Zero underpins the first two prongs of our climate strategy:

Assist clients in the transition to Net Zero, including the development of products and services as well as investment in climate solutions.

Advocate for consistent industry and global standards to drive comparable commitments and disclosure.

Analyze data to develop decision-useful metrics to drive progress, uncover business opportunities, and manage the transition.

Align our strategy to the best available science by setting appropriate milestone targets to reach Net Zero before 2050.

Attest annually following the TCFD and Net Zero Banking Alliance guidance for transparency.

How we assist clients in the transition to Net Zero. A key aspect of our Approach to Zero includes extensive engagement with our clients across all eight lines of business. We have:

- **developed net zero awareness training** for our banking, credit, and risk teammates to increase their knowledge and understanding to support clients in reaching net zero;
- **created an online Corporate Social Responsibility and Sustainability college** available to all teammates to deepen their understanding of these topics. Our aim is to help clients understand the primary decarbonization strategies for individual sectors and the traditional and new financing solutions we offer in their transition; and
- **multiple teams across our company are working to execute** against our net zero goal, mobilize intellectual and financial capital to assist clients in their transition, and assess and manage both climate-related risks and opportunities.

We believe there is a tremendous business opportunity in assisting our clients with their commitment to net zero and are developing innovative products and services to do so. We are also financing emerging technologies that we believe will be critical to achieving net zero by 2050, such as bioenergy, including sustainable aviation fuel, electric vehicle infrastructure, carbon sequestering and removal, and sustainable agriculture.

Climate-related risk management

We use risk identification, measurement, and monitoring tools to drive policies, processes, and testing efforts to manage and mitigate exposure to climate-related risk. We have incorporated climate considerations into our Risk Framework and Risk Appetite Statement. We conduct enhanced due diligence and take additional measures to identify, evaluate, and mitigate environmental and social risks for certain clients, business activities, industries, sectors, and geographies through a client- and deal-specific process that considers portfolio-level credit, operational, reputational, and other risks, including climate risk.

More details on our approach to addressing the clean energy transition and managing risk in our financing activities can be found in our 2023 TCFD Report, our Environmental and Social Risk Policy Framework, our 2023 Annual Report, which accompanies this proxy statement, and in our Board's response to Proposals 6 and 7 starting on page 100.

Being a great place to work

Central to Responsible Growth is being a great place to work for our teammates. We deliver on this commitment by fostering a diverse and inclusive workplace so our workforce reflects the communities we serve, attracting and developing exceptional talent, expanding our benefits and resources to support the physical, emotional, and financial wellness of our teammates and their families, recognizing and rewarding performance, and providing a competitive starting wage. To promote transparency, accountability, and continued progress, we hold ourselves accountable each year by using third parties to validate equal pay for equal work and by asking our workforce to tell us how we are doing in our Employee Satisfaction Survey, which includes a diversity and inclusion component. Our focus on being a great place to work is highlighted in the Human Capital Management update in our 2023 Annual Report, which accompanies this proxy statement.

Building a diverse and inclusive workplace that mirrors the clients & communities we serve

We believe that our diversity makes us stronger, and our leaders embrace diversity and inclusion as integral to our business success. Our commitment starts at the top with oversight from our Board and CEO and extends to all teammates. Each management team member has aspirational diversity goals that are specific to the business, subject to our quarterly business review process, used as part of talent planning, and included in scorecards reviewed by the Board. Management team members cascade these aspirational goals across their organizations to support engagement and accountability across the company. We hold all managers responsible for driving an inclusive work environment and a diverse workforce that mirrors the clients and communities we serve. We also provide opportunities for managers to sponsor and support rising talent to continue building our workforce.

Our Global Diversity & Inclusion Council was established more than 20 years ago and continues to promote aspirational diversity goal setting, which is embedded in our performance management process at all levels of the organization. The global council sponsors and supports business, operating unit, and regional diversity and inclusion councils to provide alignment to enterprise diversity and inclusion strategies and aspirational

goals. Membership on the council consists of senior executives from every line of business, every region, and our local markets, and the council has been chaired by Mr. Moynihan since 2007. Our Chief Diversity & Inclusion and Corporate Social Responsibility Officer partners with our CEO and management team to drive our diversity and inclusion strategy, initiatives, programs, and policies.

Transparency and accountability. We hold ourselves accountable for increasing diverse representation, including by disclosing our employment metrics and measuring progress across top management levels. We have built robust analytics and put processes in place at all levels of the company, including our top three management levels, to drive progress and accountability. And we report on our progress by including a Human Capital Management update section in our Annual Report to provide key information on our progress in being a great place to work, as well as by routinely disclosing our company's EEO diversity statistics.

Recruiting and developing talented teammates

A key aspect of Responsible Growth is attracting and retaining exceptional talent from around the world to our company. This starts with how we recruit new employees and extends to the many ways we support their professional development and career growth. We have built a diverse pipeline of candidates for positions at all levels of the company, including leadership positions, as demonstrated in our published workforce diversity metrics. In addition to our rigorous candidate review policy, our longstanding practice of using diverse slates to grow diversity at senior levels of the company—which was formalized into a policy—has helped to drive strong progress toward our aspirational goal for our workforce to mirror the clients and communities we serve at all levels of the company. Our latest measures show improvement in the diversity of our leadership, management, and global workforce:

62% of our Board's director nominees[1] are diverse, including 38% women.	55% of our management team is diverse[1], including 32% women.	50% of our global workforce are women and 51% of our U.S. workforce are people of color.[2]
People of color in executive/senior level individual and management positions have increased by 67% since 2015.	Since 2015, our representation of people of color in the top three management levels increased 80%[2]	Since 2009, representation of people of color in our Campus classes increased 72%[2]

(1) Includes women and people of color; CEO included with Board nominees

(2) U.S. only

To help drive a culture of inclusion, we have developed and provide employees with access to a range of voluntary programs and resources focused on building understanding and driving progress in the workplace, including our series of courageous conversations and inclusion learning and development programs that provide teammates with opportunities to discuss topics central to who we are as individuals, including racial equality, economic opportunity, gender, sexual orientation, disability status, military service, mental health, and more.

Students join us from more than 400 universities for entry level opportunities through our highly competitive campus program. As part of our commitment to a diverse and inclusive workforce, we hired from more than 30 Hispanic-Serving Institutions (HSIs) and Historically Black Colleges and Universities (HBCUs). In addition, we've developed partnerships with 34 community colleges to collaborate on a career readiness curriculum for careers in financial services and connect to diverse talent. In 2023, we onboarded more than 1,900 full-time campus hires (44% women and 62% people of color) into entry-level programs and hired more than 1,600 U.S. teammates with a military background. In 2023 we also provided more than $68 million to workforce development organizations that are providing critical skills-training, work experience, and support to help individuals from low- and moderate- income communities obtain and succeed in family-sustaining jobs. We have now surpassed our aspirational goal of attracting and hiring 20,000 teammates from low- and moderate- income communities. We work with more than 90 external partners, including nonprofit organizations, to identify talent and expand our impact. We focus on recruiting diverse talent, including military and veterans, LGBTQ+ individuals, and people with disabilities.

We are investing in teammates' career growth and success through The Academy at Bank of America, our award-winning onboarding, education, and professional development organization established in 2017. For our leaders and managers, we offer a range of development programs that provide assessments, professional coaching, strategies, and tactics to help leaders progress in their careers and strengthen our leader pipeline for future roles.

Promoting physical, emotional, and financial wellness

We provide employees with access to leading benefits and programs that help teammates be well—physically, emotionally, and financially. This is core to our values and to Responsible Growth, and we continue to evolve our benefits and programs over time to meet teammates where they are in their career and personal lives. Recent highlights of our benefits and programs that support the physical, emotional, and financial wellness of our teammates are described in more detail in our 2023 Annual Report.

Physical wellness. To help our employees be physically well, we offer health insurance plans that provide access to virtual care, condition management, and specialty programs and tools that help employees know how to prevent illness and maintain wellness. We have held medical premiums flat for U.S. employees earning less than $50,000 for the 11th year in a row. For the seventh straight year, employees earning between $50,000 and less than $100,000 saw nominal premium increases. We also continued to enhance access to care across the company, through nearsite health centers, vaccination clinics, and wellness screenings in many of our U.S. locations.

Emotional wellness. Helping our teammates be emotionally well means providing resources to help handle stress, manage conflicts and adversity, and deal with grief in positive, healthy ways.

- Teammates and members of their households continue to access our Employee Assistance Program for 12 free, in-person confidential counseling sessions, and unlimited phone consultations.
- Our Life Events Services team helps provide teammates with personalized connections to resources, by tapping internal and external experts for significant events like domestic violence, natural disasters, terminal illness, retiring from the company, and survivor support.
- We continue to provide 50 days of back-up childcare and eldercare when regular arrangements are unavailable. We also continue to provide 26 weeks of parental leave for birth or adoption of a child, 16 weeks of which are fully paid for eligible teammates.
- Beginning in 2023, our company-wide sabbatical program provides employees the opportunity to take 4-6 weeks paid time off beginning at 15 years of continuous service to recharge and refocus as they best see fit.

Financial wellness. Having financial wellness means developing and maintaining good money habits, planning for short-term and long-term expenses, and setting aside savings for goals or emergencies. We support teammates in reaching financial wellness with retirement savings plans and other programs, along with access to self-guided financial planning tools and expert advice.

401(k) contributions
5% match
plus 2-3% annual contribution

Tuition assistance more than
$19.5M
for nearly 6,000 teammates in 2023

Note: Specific programs vary by region. U.S. programs shown.

Recognizing and rewarding teammate performance

Our pay-for-performance compensation approach strives to recognize and reward performance with competitive and fair pay at all levels of our company. We believe our pay-for-performance approach—combined with our focus on workforce representation—will continue driving the advancement and representation of women and people of color in our company.

We are committed to equal pay for equal work. We maintain robust policies and practices that reinforce equal pay for equal work, including reviews with oversight from our Board and senior leaders. For over 17 years, we have conducted rigorous processes and analyses with outside experts to examine individual employee pay before year-end compensation decisions are finalized, and we adjust compensation where appropriate. In 2023, our review of equal pay for equal work demonstrated that we continue to compensate our employees fairly and equitably. Results of this review showed that compensation received by women globally, was on average more than 99% of that received by men in comparable positions. In the U.S., compensation received by people of color was on average more than 99% of that received by non-people of color employees.

Equal pay for equal work commitments

- Fair hiring practices, including pay inquiry restrictions in the U.S.
- Annual analysis from outside experts
- Compensation adjustments, where appropriate
- Board and senior leader oversight
- Review covers our global workforce

We strive to pay our employees fairly based on market rates for their roles, experience, and individual performance, and we regularly benchmark against other companies both within and outside our industry to help confirm our pay is competitive. We have a standard U.S. practice that restricts the solicitation of compensation information from candidates during our hiring process to ensure we consider new hires based on their individual qualifications and experiences, rather than how they may have been previously compensated.

$25 by 2025


2025
$25
2023
$23
2022
$22
2021
$21
2020
$20
2019
$17
2017
$15

We have consistently been an industry leader in establishing an **internal minimum rate of pay above all mandated minimums** for our U.S. hourly employees. We took a step closer to our goal of increasing our minimum hourly wage for U.S. employees to $25 by 2025 and increased our minimum rate of pay to $23 per hour in October 2023.

Sharing Success compensation awards[1]

For the seventh year since 2017, we recognized our teammates with Sharing Success compensation awards. Approximately 97% of employees globally have received or will receive an award this year. Most awards are in the form of company common stock that vest over four years, providing the opportunity to further share in our company's long-term success and align employees' interests with shareholders.

Approximately
97%
of employees globally have received or will receive a Sharing Success award this year

We have invested over
$4.8B
in awards since 2017 in addition to all other compensation provided to employees

(1) Sharing Success compensation awards are based on the company's 2023 performance and delivered in 2024; they are in addition to our standard annual compensation and bonus awards.

Listening to our employees: Employee Engagement Survey and talent retention

Each year, our Employee Engagement Survey gathers the voice of teammates across the company to shape and inform our work going forward. In 2023, 88% of our teammates shared ideas and feedback by participating in the survey. Our Employee Engagement Index, an overall measure of employee satisfaction with our company, was 87%—increasing 12 percentage points during the last decade. Our Diversity & Inclusion Index,[1] which measures input from our teammates on inclusion at our company, was up 8% over the same period. The results of the survey and the process of continuous improvement that ensues is discussed with the Board at least annually. Our efforts reflect our progress in being a great place to work.

We believe our employee turnover reflects the strength of our employee engagement results and how our teammates view Bank of America as an employer of choice. In that time, we have experienced vastly different labor markets, the pandemic, and return to office. Our turnover among teammates was 8% in 2023, the lowest on record other than the pandemic year of 2020.

We are investing in teammates' career growth and success. With our variety of resources and programs that support career growth and development, we are helping teammates have long-term careers with our company. We also continue to enhance our internal mobility practices and, in 2023, more than 5,000 teammates found new roles within our company and we delivered more than 6.7 million hours of training and development to our teammates through The Academy at Bank of America, our award-winning onboarding, education, and professional development organization.

2023 Employee Engagement Survey and turnover results


Employee Engagement Index Score
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
Turnover
20%
15%
10%
5%
0
2013 75% 15%
2014 76% 15%
2016 75% 14%
2017 80% 12%
2018 82% 12%
2019 85% 11%
2020 91% 7%
2021 88% 12%
2022 85% 13%
2023 87% 8%
Employee Engagement Index Score
Turnover

(1) Our Diversity & Inclusion Index measures core areas like how comfortable teammates feel sharing different opinions without fear of negative consequences, whether or not they feel they are being treated fairly, their impression of how well Bank of America has done in creating an environment where people of diverse backgrounds can succeed and how Bank of America values the unique experiences our teammates bring to the workplace. Survey was not conducted in 2015.

Recognition

In 2023, we were named World's Best Bank by Global Finance, America's Most JUST Company by JUST Capital, and one of the 100 Best Companies to Work For by Fortune and Great Place to Work. Below is a summary of our other recent recognition.(1)

Asianupward

Best Place to Work for Asian Pacific Americans

Barron's

100 Most Sustainable U.S. Companies

Black Enterprise

Top Companies for Diversity, Equity and Inclusion

Bloomberg

Gender-Equality Index

Brandon Hall

31 Human Capital Management Excellence Awards
Technology Excellence Award

Dave Thomas Foundation For Adoption

100 Best Adoption-Friendly Workplace

Disability:IN

Best Places to Work for People with Disabilities
Disability Equality Index *scored 100%*

Equileap

Top 100 Companies for Gender Equality Globally

Euromoney

World's Best Bank for Diversity and Inclusion
Best Bank for Sustainable Financing—North America
Best Bank for Corporate Responsibility—Western Europe

Forbes

America's Best Banks
America's Best Employers for Diversity
America's Best Employers for New Grads
World's Best Employers
World's Top Companies for Women
Net Zero Leaders

Fortune

100 Best Companies to Work For
five consecutive years
World's Most Admired Companies
Best Workplaces for Parents
seven consecutive years
Best Large Workplaces for Women

Human Rights Campaign

Corporate Equality Index *scored 100%*
Equality 100 Award: Leader in LGBTQ+ Workplace Inclusion

Just Capital

America's Most JUST Companies
five consecutive years
#1 Top 10 Companies for Workers
#1 Industry Leader—Banks
Top 4 Companies for Women

LATINA Style

Top 50 Best Companies for Latinas to Work For in the U.S *24 consecutive years*

LinkedIn

50 Top Companies in the U.S.

Military Times

Best for Vets: Employers

Newsweek

America's Greatest Workplaces
America's Greatest Workplaces for: Diversity; Women; LGBTQ+; Parents & Families; Veterans
America's Greenest Companies (2024)

People Magazine

Companies that Care

Seramount

100 Best Companies *35 consecutive years*
Best Companies for Multicultural Women
Top Companies for Executive Women

Stevie Awards

Most Honored Organization of the Year
21 Stevie Awards for Great Employers

Time Magazine

World's Best Companies

U.S. News and World Report

Best Companies to Work For

Women's Business Enterprise National Council

Top Corporations for Women's Business Enterprises *recognized for 12 consecutive award years*

(1) The recognitions referenced above represent awards given to various affiliates of Bank of America. Specific details around those awards can be provided by visiting the websites of the companies that provided the awards or by visiting newsroom.bankofamerica.com/awards for further detail.

Related person and certain other transactions

The related person transactions policy in our Corporate Governance Guidelines sets forth our policies and procedures for reviewing and approving or ratifying any transaction with related persons (directors, director nominees, executive officers, shareholders holding more than 5% of our voting securities, or any of their immediate family members or affiliated entities). Our policy covers any transactions where the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year, our company is a participant, and a related person has or will have a direct or indirect material interest.

Under our related person transactions policy, our Corporate Governance, ESG, and Sustainability Committee must approve or ratify any related person transactions, and when doing so, consider: the related person's interest in the transaction; whether the transaction involves arm's-length bids or market prices and terms; the transaction's materiality to each party; the availability of the product or services through other sources; the implications of our Code of Conduct or reputational risk; whether the transaction would impair a director's or executive officer's judgment to act in our company's best interest; the transaction's acceptability to our regulators; and in the case of an independent director, whether the transaction would impair his or her independence or status as an "outside" or "non-employee" director.

Our Board has determined that certain types of transactions do not create or involve a direct or indirect material interest on the part of the related person and therefore do not require review or approval under the policy. These include transactions involving financial services, including: loans and brokerage; banking, insurance, investment advisory, or asset management services; and other financial services we provide to any related person, if the services are provided in the ordinary course of business, on substantially the same terms as those prevailing at the time for comparable services provided to non-affiliates, and comply with applicable law, including the Sarbanes-Oxley Act of 2002 and Federal Reserve Board Regulation O.

A number of our directors, director nominees, and executive officers, their family members, and certain business organizations associated with them are or have been clients of our banking subsidiaries. All extensions of credit to these persons have been made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time in comparable transactions with persons not related to our company and did not involve more than the normal risk of collectability.

Occasionally, we may have employees who are Immediate Family Members of our executive officers, directors, or director nominees. The son of Mr. D. Steve Boland, an executive officer, and the brother of Dr. Zuber, a director and nominee, are each employed by the company in non-executive, non-strategic positions, and each received compensation in 2023 of approximately $185,000 and $470,000, respectively. Dr. Zuber's brother's compensation is primarily commissions based. The methodology through which his compensation is calculated is consistent with that used for other financial advisors in similar roles. The compensation and other terms of employment of both Mr. Boland's son and Dr. Zuber's brother are determined on a basis consistent with the company's human resources policies.

Our company and Mr. Moynihan are parties to an aircraft time-sharing agreement, as disclosed in prior proxy statements and approved by our Corporate Governance, ESG, and Sustainability Committee in December 2010. In addition, the company and each of our executive officers have entered into nonexclusive aircraft time-sharing agreements. These agreements provide a means under Federal Aviation Administration regulations for our executive officers to reimburse the company for incremental costs of permitted personal travel on our company's aircraft. To the extent such aircraft usage exceeds the dollar threshold in our related person transactions policy, it will be reviewed for approval or ratification by our Corporate Governance, ESG, and Sustainability Committee.

Based on information contained in separate Schedule 13G filings with the SEC, each of Warren E. Buffett/Berkshire Hathaway Inc. (Berkshire Hathaway), BlackRock, Inc. (BlackRock), and The Vanguard Group (Vanguard) reported that it beneficially owned more than 5% of the outstanding shares of our common stock as of December 31, 2023 (see "Stock ownership of directors, executive officers, and certain beneficial owners" on the next page). In the ordinary course of our business during 2023, our subsidiaries provided and are expected to continue to provide financial advisory, sales and trading, treasury, and other financial or administrative services to Berkshire Hathaway, BlackRock, and Vanguard and their subsidiaries.

These and other routine business transactions between the companies were entered into on an arm's-length basis and contain customary terms and conditions. Our company and its subsidiaries may also, in the ordinary course, invest in BlackRock or Vanguard funds or other products or buy or sell assets to or from BlackRock or Vanguard funds and separate accounts.

Stock ownership of directors, executive officers, and certain beneficial owners

The following table shows the number of shares of our common stock beneficially owned as of March 1, 2024 by: (i) each director; (ii) each named executive officer; (iii) all directors and executive officers as a group; and (iv) beneficial owners of more than 5% of any class of our voting securities (as determined under SEC rules). As of that date, none of our directors and executive officers owned any shares of any class of our voting securities or other preferred stock, other than as reported in the table below, or had any outstanding options or warrants for such shares. Each director, each named executive officer, and all directors and current executive officers as a group beneficially owned less than 1% of our outstanding common stock or other preferred stock. Unless otherwise noted, all shares of our common stock are subject to the sole voting and investment power of the directors and executive officers. The table below also contains information about other stock units that are not deemed beneficially owned under SEC rules.

		Other stock units		
Name	**Common stock beneficially owned**	**Deferred director stock awards(1)**	**Unvested restricted stock units(2)**	**Total**
Directors				
Sharon L. Allen(3)	99,927	23,849	—	123,776
José (Joe) E. Almeida	13,890	—	—	13,890
Pierre J.P. de Weck	89,529	—	—	89,529
Arnold W. Donald	111,488	7,161	—	118,649
Linda P. Hudson	19,507	108,524	—	128,031
Monica C. Lozano	3,000	214,503	—	217,503
Lionel L. Nowell III	3,930	161,203	—	165,133
Denise L. Ramos	—	61,144	—	61,144
Clayton S. Rose(4)	25,515	51,308	—	76,823
Michael D. White(5)	85,650	79,422	—	165,072
Thomas D. Woods(6)	114,664	—	—	114,664
Maria T. Zuber	53,389	—	—	53,389
Named Executive Officers				
Brian T. Moynihan(7)	2,656,367	—	1,757,569	4,413,936
Alastair M. Borthwick(8)	326,855	—	631,069	957,924
Dean C. Athanasia(9)	442,647	—	777,883	1,220,530
James P. DeMare(10)	272,570	—	1,104,726	1,377,296
Matthew M. Koder	547,652	—	896,353	1,444,005
All directors and current executive officers as a group (30 persons)(11)	10,362,618	707,114	12,174,119	23,243,851

Name	**Common stock beneficially owned**	**Percent of class**
Certain Beneficial Owners		
Warren E. Buffett/Berkshire Hathaway Inc.(12)	1,032,852,006	13.1%
The Vanguard Group(13)	608,297,711	7.7%
BlackRock, Inc.(14)	494,523,426	6.3%

(1) For non-management directors, includes stock units credited to their accounts pursuant to deferrals made under the terms of the Director Deferral Plan (DDP). These stock units do not have voting rights and are not considered beneficially owned under SEC rules. Each unit has a value equal to the fair market value of a share of our common stock. These units, which are held in individual accounts in each director's name, will be paid in cash upon the director's retirement if vested at that time.

(2) Includes the following stock units, which are not treated as beneficially owned under SEC rules because the holder does not have the right to acquire the underlying stock within 60 days of March 1, 2024 and/or the stock units will be paid in cash and therefore do not represent the right to acquire stock:

Name	Time-based RSUs (TRSUs)	Cash-settled RSUs (CRSUs)	Performance RSUs (PRSUs)	Total stock units
Brian T. Moynihan	383,163	248,195	1,126,211	1,757,569
Alastair M. Borthwick	371,693	—	259,376	631,069
Dean C. Athanasia	441,004	—	336,879	777,883
James P. DeMare	744,260	—	360,466	1,104,726
Matthew M. Koder	610,747	—	285,606	896,353
All current executive officers as a group	7,492,475	248,195	4,433,449	12,174,119

Each stock unit has a value equal to the fair market value of a share of our common stock, but does not confer voting rights. TRSUs will be settled in shares of our common stock or cash at vesting or, in certain circumstances, after termination of employment, and may include the right to receive dividend equivalents. CRSUs do not include the right to receive dividend equivalents and will be paid in cash. PRSUs include the right to receive dividend equivalents and vest subject to attaining pre-established performance goals. To the extent earned, PRSUs will be settled 100% in shares of our common stock. For unearned PRSUs, the stock units shown include the number of PRSUs granted assuming 100% of the award will be earned; however, the actual number of stock units earned may vary depending upon achieving performance goals. Because they are economically comparable to owning shares of our common stock, certain of these stock units currently qualify for purposes of compliance with our stock ownership and retention requirements, except for PRSUs, which qualify only when earned. The reported stock units do not include any stock units held in the Bank of America Deferred Compensation Plan (formerly known as the Bank of America 401(k) Restoration Plan).

(3) Includes 1,000 shares of our common stock for which Ms. Allen shares voting and investment power with her spouse.

(4) Includes 25,515 shares of our common stock for which Dr. Rose shares voting and investment power with his spouse.

(5) Includes 77,000 shares of our common stock for which Mr. White shares voting and investment power with his spouse.

(6) Includes 50,003 shares of our common stock for which Mr. Woods shares voting and investment power with his spouse.

(7) Includes 48,376 shares of our common stock for which Mr. Moynihan shares voting and investment power with his spouse.

(8) Includes 326,855 shares of our common stock for which Mr. Borthwick shares voting and investment power with his spouse.

(9) Includes 442,647 shares of our common stock for which Mr. Athanasia shares voting and investment power with his spouse.

(10) Includes 272,570 shares of our common stock for which Mr. DeMare shares voting and investment power with his spouse.

(11) Such persons have sole voting and investment power over 6,920,150 shares of our common stock and shared voting and investment power over 3,442,468 shares of our common stock. Also, as of March 1, 2024, an executive officer held 40,000 depositary shares of Non-Cumulative Preferred Stock, Series LL and 60,000 depositary shares of Non-Cumulative Preferred Stock, Series NN, with each depositary share representing a 1/1,000th interest in a share of such preferred stock.

(12) Consists of common stock held indirectly by Warren E. Buffett, 3555 Farnam Street, Omaha, NE 68131 and Berkshire Hathaway Inc., 3555 Farnam Street, Omaha, NE 68131. According to a Schedule 13G/A filed with the SEC on February 16, 2021, Mr. Buffett and Berkshire Hathaway Inc. had shared voting and investment power with respect to all 1,032,852,006 shares. National Indemnity Company, a subsidiary of Berkshire Hathaway Inc., had shared voting and investment power with respect to 745,228,606 shares, representing 9.4% of our common stock. Information about other entities deemed to share beneficial ownership of the shares, including their voting and investment power, is disclosed in the Schedule 13G/A.

(13) Consists of common stock held by The Vanguard Group, 100 Vanguard Blvd., Malvern, PA 19355. According to a Schedule 13G/A filed with the SEC on February 13, 2024, The Vanguard Group had sole investment power with respect to 577,653,871 shares, shared voting power with respect to 8,796,957 shares, and shared investment power with respect to 30,643,840 shares.

(14) Consists of common stock held by BlackRock, Inc., 50 Hudson Yards, New York, NY 10001. According to a Schedule 13G/A filed with the SEC on January 29, 2024, BlackRock, Inc. had sole voting power with respect to 445,519,442 shares and sole investment power with respect to 494,523,426 shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934 (Exchange Act) requires our directors, executive officers, and anyone holding more than 10% of a registered class of our equity securities (reporting persons) to file reports with the SEC showing their holdings of, and transactions in, these securities. Based on a review of copies of such reports and written representations that no other reports are required, we believe that all reporting persons filed the required reports on a timely basis under Section 16(a) for 2023, except that one late Form 4 was filed on behalf of Eric A. Schimpf, President, Co-Head Merrill Wealth Management, to report two family gifts of 988 shares.

Director compensation

Our director compensation philosophy is to appropriately compensate our non-management directors for the time, expertise, and effort required to serve as a director of a large, complex, and highly regulated global company, and to align the interests of directors and long-term shareholders.

Annual payments are made after the directors are elected by shareholders. Directors who begin their Board or committee chair service other than at the annual meeting of shareholders receive a prorated amount of annual compensation. Mr. Moynihan receives no compensation for his services as a management director.

2023 Director pay components

The primary elements of 2023 annual compensation and incremental awards for our non-management directors, all of whom are independent, are provided in the table below. Incremental awards recognize additional responsibilities and the time commitment of these critical Board leadership roles.

		Incremental awards for board leadership		
Annual award components	**Non-management directors ($)**	**Lead Independent Director ($)**	**Audit & Enterprise Risk Committee chairs ($)**	**Compensation and Human Capital & Corporate Governance, ESG, and Sustainability Committee chairs ($)**
Cash Award	120,000	75,000	40,000	30,000
Restricted Stock Award	270,000	125,000	N/A	N/A

The annual restricted stock award in 2023 was made pursuant to the Bank of America Corporation Equity Plan (BACEP). The number of restricted shares awarded is equal to the dollar value of the award divided by the closing price of our common stock on the NYSE on the grant date, rounded down to the next whole share, with cash paid for any fractional share. The annual restricted stock award is subject to a one-year vesting requirement. If a director retires before the one-year vesting date, a prorated amount of the award vests based on the number of days the director served during the vesting period before retirement. Any unvested amount of the award is forfeited. Following the BACEP's amendment and restatement, effective April 25, 2023, dividends accrue during the one-year vesting period and are paid when the award vests. Prior to April 25, 2023, dividends were paid on the award when they were paid on shares of our common stock.

Director compensation review

Our Compensation and Human Capital Committee annually reviews and periodically recommends updates to the director compensation program to our Board for approval. The Committee's recommendation takes into account our director compensation philosophy, changes in market practices, and consultation with the Committee's independent compensation consultant, Farient Advisors.

As disclosed in our 2023 proxy statement, following the Committee's 2022 review, our Board approved: for all non-management directors, a $20,000 annual cash award increase to $120,000 and a $20,000 annual restricted stock award increase to $270,000; for our Lead Independent Director, a $25,000 incremental annual cash award increase to $75,000 and a $25,000 incremental annual restricted stock award increase to $125,000. These changes took effect as of our 2023 annual meeting of shareholders and are reflected in the table above. No changes were made to the form or amount of director compensation as part of the 2023 review.

Director deferral plan

Non-management directors may elect to defer all or a portion of their annual restricted stock or cash awards through the Bank of America Corporation Director Deferral Plan (Director Deferral Plan). When directors elect to defer their restricted stock award, their stock account is credited with stock units equal in value to the restricted stock award and subject to the same vesting requirement applicable to restricted stock awards to directors. Each stock unit is equal in value to a share of our common stock but because it is not an actual share of our common stock, it does not have any voting rights. When directors elect to defer their cash award, they may choose to defer into either a stock account or a cash account. Deferrals into a stock account are credited with dividend equivalents in the form of additional stock units and deferrals into the cash account are credited with interest at a long-term bond rate. Following retirement from our Board and depending on the director's selection, a non-management director may receive the stock account balance (to the extent vested) and cash account balance in a single lump-sum cash payment or in a series of cash installment payments.

Stock retention requirements and hedging prohibition for directors

- Under our stock retention requirements, non-management directors are required to hold and cannot sell the restricted stock they receive as compensation (except as necessary to pay taxes on taxable events such as vesting) until termination of their service. All non-management directors are in compliance with these requirements.
- Our Code of Conduct prohibits our directors from hedging and speculative trading of company securities.
- The BACEP prohibits our directors from pledging equity-based awards, including restricted stock awards.
- See "Hedging policy" on page 36 for additional information about our hedging prohibition rules.

2023 Director compensation

The following table shows the compensation paid for services in 2023 to our non-management directors, all of whom are independent:

Director	Fees earned or paid in cash ($)(1)	Stock awards ($)(2)	All other compensation ($)(3)	Total ($)
Sharon L. Allen	160,000	270,000	0	430,000
José (Joe) E. Almeida	120,000	270,000	0	390,000
Pierre J.P. de Weck	120,000	270,000	318,026	708,026
Arnold W. Donald	120,000	270,000	0	390,000
Linda P. Hudson	120,000	270,000	0	390,000
Monica C. Lozano	150,000	270,000	10,000	430,000
Lionel L. Nowell III	195,000	395,000	0	590,000
Denise L. Ramos	120,000	270,000	0	390,000
Clayton S. Rose	160,000	270,000	0	430,000
Michael D. White	120,000	270,000	0	390,000
Thomas D. Woods	120,000	270,000	136,205	526,205
Maria T. Zuber	120,000	270,000	0	390,000
Frank P. Bramble, Sr. (deceased)	150,000	270,000	300,000	720,000
R. David Yost (retired)	0	0	200,000	200,000

(1) The amounts in this column represent the annual cash award plus any Lead Independent Director or committee chair cash retainers paid in 2023, including amounts deferred under the Director Deferral Plan. In addition, our Board appointed Mr. White as Chair of the Corporate Governance, ESG, and Sustainability Committee, effective January 1, 2024. For his services as Chair from January 1, 2024 to the 2024 annual meeting, Mr. White received a prorated committee chair cash retainer, which is not reflected in the table above.

For 2023 cash awards deferred into the stock account under the Director Deferral Plan, our directors were credited with the stock units shown in the table below based on the closing price of our common stock on the date of deferral:

Director	Stock units (#)	Value of deferred stock units ($)
Denise L. Ramos	4,160.89	120,000

(2) The amounts in this column represent the aggregate grant date fair value of restricted stock awards granted during 2023, whether or not those awards were deferred under the Director Deferral Plan. The grant date fair value is based on the closing price of our common stock on the NYSE on the grant date. As of December 31, 2023, our non-management directors held the number of unvested shares of restricted stock or, if deferred, unvested stock units shown in the table below:

Director	Unvested shares of restricted stock or stock units (#)
Sharon L. Allen	9,362
José (Joe) E. Almeida	9,361
Pierre J.P. de Weck	9,361
Arnold W. Donald	9,361
Linda P. Hudson	9,362
Monica C. Lozano	9,362
Lionel L. Nowell III	13,696
Denise L. Ramos	9,362
Clayton S. Rose	9,362
Michael D. White	9,362
Thomas D. Woods	5,054
Maria T. Zuber	9,361
Frank P. Bramble, Sr. (deceased)*	0
R. David Yost (retired)	0

* Pursuant to the terms of Mr. Bramble's 2023 restricted stock award, shares became fully vested as of the date of his death.

(3) Our directors are eligible to participate in our matching gifts program, under which our charitable foundation matches up to $5,000 in donations made annually by our employees and active directors to approved charitable organizations. Eligibility for matching gifts is based on the year the charitable donation was made by the director although the match may be completed in a subsequent year. This program is also available to all U.S.-based, benefits eligible employees. The values in this column reflect the amounts that were donated to charities in 2023 on behalf of directors under the matching gifts program. The following amounts match director donations made in 2023: Ms. Lozano, $5,000; and the following amounts match director donations made prior to 2023: Ms. Lozano, $5,000.

Mr. Yost retired from our Board at the 2023 annual meeting. A charitable gift of $200,000 was made in 2023 on behalf of Mr. Yost to recognize his retirement from and service to our Board. Mr. Bramble passed away on September 23, 2023. A charitable gift of $300,000 was made in 2023 in Mr. Bramble's honor and in recognition of his life and service to our Board.

Mr. de Weck is chair of the board of directors of Merrill Lynch International (MLI), a United Kingdom broker-dealer subsidiary of Bank of America. For his services as chair of the board of directors of MLI, Mr. de Weck received an annual cash retainer totaling £135,000. Mr. de Weck is also chair of the board of directors of BofA Securities Europe S.A. (BofASE), a French broker-dealer subsidiary of Bank of America. For his services as chair of the board of directors of BofASE, Mr. de Weck received an annual cash retainer totaling €140,000. The retainers paid in 2023 are reported in the table above based on a weighted average exchange rate of approximately 0.81 pounds sterling to one dollar for his MLI service and approximately 0.93 euros to one dollar for his BofASE service. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment.

Mr. Woods is a member of the board of directors of MLI. For his services as a non-management director of MLI and chair of the MLI board risk committee, Mr. Woods received an annual cash retainer totaling £110,000. The retainer paid in 2023 is reported in the table above based on a weighted average exchange rate of approximately 0.81 pounds sterling to one dollar. The exchange rate used for each payment was based on the average exchange rate for the month prior to the month of payment. In addition, Mr. Woods was appointed as a member of the board of directors of BofASE, effective January 29, 2024. For his services as a member of the board of directors of BofASE, Mr. Woods will receive an annual cash retainer totaling €90,000, prorated for commencement of services beginning January 29, 2024. This 2024 retainer is not reflected in the table above.

MLI and BofASE are both subject to extensive foreign regulatory requirements. In light of the regulated status of these subsidiaries and Mr. de Weck's and Mr. Woods' responsibilities on these boards of directors for these entities, we believe the annual cash retainers paid to Mr. de Weck and Mr. Woods are commensurate with their roles and responsibilities.

This column excludes the perquisites received by a director to the extent the total value of such perquisites was less than $10,000 in aggregate, as permitted under SEC rules.

Proposal 2: Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)

We are seeking an advisory vote to approve our executive compensation for 2023. At our 2023 annual meeting of shareholders, our shareholders voted to have a "Say on Pay" vote each year. As a result, we will conduct an advisory vote on executive compensation annually at least until the next shareholder advisory vote on the frequency of such votes.

Although the "Say on Pay" vote is advisory and is not binding on our Board, our Compensation and Human Capital Committee will take into consideration the outcome of the vote when making future executive compensation decisions. At the 2023 annual meeting of shareholders, 69.1% of the votes cast favored our "Say on Pay" proposal. The Committee considered this result along with input from shareholders during a robust shareholder engagement process in 2023 to inform enhancements to our executive compensation program and disclosures.

Our Board has designed our current executive compensation program to appropriately link compensation realized by our executive officers to our performance and properly align the interests of our executive officers with those of our shareholders. The details of this compensation for 2023, and the reasons we awarded it, are described in "Compensation discussion and analysis," starting below.

Our Board recommends a vote "FOR" approving our executive compensation (an advisory, non-binding "Say on Pay" resolution) (Proposal 2).

Our Board recommends that our shareholders vote in favor of the following resolution:

"Resolved, that our shareholders approve, on an advisory basis, the compensation of our company's named executive officers, as disclosed pursuant to the compensation disclosure rules of the U.S. Securities and Exchange Commission, including the Compensation discussion and analysis, the compensation tables, and the accompanying narrative discussion disclosed in this proxy statement."

Compensation discussion and analysis

1. Executive summary

a. Shareholder engagement & "Say on Pay" results

We have a long history of strong shareholder support for our Board's pay-for-performance philosophy, as accomplished through our executive compensation design and decisions. From 2011 to 2022, support for our "Say on Pay" proposal averaged 94.2%, with the lowest level of support being 92.9% in 2011 and 2012. In recognition of this continued support as well as input from engagement with institutional shareholders, for 2022, our Board maintained a consistent executive compensation design and in applying its pay-for-performance philosophy, decreased the overall pay to Mr. Moynihan by approximately 6%. Compensation for that year's other named executive officers also decreased between approximately 5% and 7% based on 2022 performance.

Leading up to our 2023 annual meeting, two U.S. proxy advisory firms recommended—for the first time ever—that their subscribers vote "against" our "Say on Pay" proposal. We believe these recommendations contributed significantly to the lower support received in 2023, as some of our institutional investors follow the voting recommendations of these firms and some others are influenced by their analyses and recommendations. In total, of the approximately 5.7 billion votes cast at the meeting, 69.1% favored our "Say on Pay" proposal.

In light of the result of our 2023 "Say on Pay" vote, which differed significantly from our prior history, and in order to ascertain the reasons for the decline, we intentionally refocused our 2023 and early 2024 shareholder engagements more directly on our executive compensation program and disclosures than in prior years.

Executive Compensation Engagements

We value the views and input of our shareholders. Input received from our shareholder engagement is critical to how we drive progress in our corporate governance practices, including our executive compensation program. Generally, we engage with our investors year-round through targeted, active outreach and responsiveness to inbound inquiries.

We targeted our 2023 and early 2024 outreach efforts and actively solicited input from shareholders on our executive compensation program and disclosures. We specifically solicited input on our executive compensation program as part of our engagement agenda, welcoming dialogue with those who supported and those who did not support our "Say on Pay" proposal last year. During 2023, into early 2024 we reached out to 84 institutional shareholders, representing approximately 79% of institutionally held shares,[1] and held a total of 72 meetings with 46 shareholders. We also solicited input from the two U.S. proxy advisory firms and held multiple meetings with each over this period.

Our Lead Independent Director, Mr. Nowell, and our Compensation and Human Capital Committee Chair, Ms. Lozano, played a central role in these discussions. Mr. Nowell and Ms. Lozano actively led 41 of our shareholder engagement meetings as well as two of the meetings with the U.S. proxy advisory firms.

Overall, investors expressed their understanding and support for our compensation program and structure and its alignment with the tenets of Responsible Growth. We focused on listening to shareholders to understand why they had voted against "Say on Pay" last year, and to confirm their expectations of an appropriate response to regain support.

We received specific input on two key areas that contributed to a lower "Say on Pay" vote result in 2023: 1) one-time awards and 2) transparency in the pay decision process. This input, along with a range of perspectives and suggestions received during our shareholder engagement, informed the Committee's decision to implement enhancements to our 2023 compensation program and disclosures. For details on "What we heard and how we responded" see page 55.

Outreach	Engagement	Representation	Independent Director-Led Engagements
84	72	~71%	~47%
institutional shareholders	meetings with institutional shareholders	of institutionally held shares	of institutionally held shares

(1) Based on stock ownership as of December 31, 2023.

b. What we heard and how we responded

In response to input received from shareholders following our 2023 "Say on Pay" vote, below is a summary of what we heard and actions we have taken in response.

2023 SHAREHOLDER INPUT

Most shareholders we engaged with expressed support for our overall approach to executive compensation and the alignment with Responsible Growth. **We did receive specific input on two key areas that contributed to a lower "Say on Pay" vote result in 2023: 1) one-time awards and 2) transparency in the pay decision process. The Committee implemented enhancements to address these areas, as summarized below.**

	WHAT WE HEARD	HOW WE RESPONDED
One-time awards	Belief that **one-time awards should be infrequent**, and when used, have **a clear and transparent rationale disclosed** Preference that if one-time awards are used, they have **performance conditions for vesting** Interest in a better understanding of the Committee's **philosophy for one-time awards** to understand when they may be considered in the future	• The Committee declared its philosophy on the use of one-time awards, including **only to be used infrequently and in exceptional circumstances** to achieve business objectives beyond what could be achieved through annual performance year compensation. *(See "Philosophy on one-time awards" on page 56)* • **Performance conditions will be included** for vesting in the event future one-time awards are deemed appropriate. *(See "Philosophy on one-time awards" on page 56)* • **Detailed rationale can be found for Mr. DeMare's Management Team stock award granted in February 2023**. This award was determined as part of 2022 compensation decisions following **significant changes made to the Management Team announced in late 2021** and prior to our receipt of 2023 "Say on Pay" results. *(See "Management team stock award" on page 66)*
Transparency in the pay decision process	Recognition that the Committee's use of business judgment is an important part of the pay determination process given the regulatory environment and complexity of a large bank; however, would like **additional insight into how business judgment** is used in the pay decision process Interest in a **better understanding of the key performance factors and metrics driving pay decisions**	• Enhanced disclosure of the Committee's **step-by-step performance evaluation and pay decision process**, which more clearly illustrates that business judgment is applied after the Committee completes a **robust and metric-oriented evaluation of performance** against a balanced scorecard and considers a range of specific factors to inform the compensation decisions. *(See "Performance evaluation and pay decision process" on page 58)* • **Added pay rationale highlights** for each named executive officer, including the CEO, in addition to individual performance highlights to demonstrate the link from performance factors to the compensation decisions more clearly. *(See "Individual performance and pay rationale highlights" on page 62)* • **Enhanced disclosure of the relative performance results** the Committee uses to evaluate company performance each year, including **net income, revenue, total shareholder return, diluted earnings per share growth, and market capitalization rankings against primary competitors**. *(See "Company performance" on page 60)*

ADDITIONAL INPUT AND ENHANCEMENTS

The Committee discussed a range of perspectives and suggestions received during our shareholder engagement when considering additional enhancements which, though not determined to be primary drivers of lower 2023 "Say on Pay" results, reflect the Committee's commitment to incorporating shareholder input into our disclosures and program design. Additional enhancements are summarized below.

Peer Groups	• The Committee **conducted a peer group review in 2023 which resulted in updates to our leading financial institutions peer group** to include U.S. regional banks and credit card and wealth management companies. These companies provide a broader range of competitors in business segments that we operate in. Shareholders expressed that a broader 2023 competitor group would be helpful for use in analyzing pay-for-performance alignment. *(See "2023 Competitor group" on page 72)*
Performance Year Compensation Table	• The performance year compensation decision table now includes **three years of performance year compensation determinations**. Our shareholders expressed that this view would be helpful for pay-for-performance analysis considering the timing disconnect between the performance year decisions and disclosures in the Summary Compensation Table. *(See "2023 Performance year total compensation decisions" on page 65)*
Pay Mix	• To further drive **long-term alignment with shareholders, the percentage of variable pay delivered in long-term equity-based awards has been increased from 60% to 70%** for named executive officers other than the CEO. CEO variable pay mix is unchanged with 100% of pay delivered in the form of equity-based awards. *(See "Executive pay components & variable pay mix" on page 67)*
Clawbacks	• **Expanded clawback features** by updating our Incentive Compensation Recoupment Policy to meet new SEC and NYSE requirements. Our equity-based awards to our executive officers are **subject to three separate and distinct cancellation and clawback features** and all equity-based award recipients are subject to **detrimental conduct cancellation and clawback provisions**. *(See "Multiple cancellation & clawback features" on page 70)*

c. Executive compensation philosophy

Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. Our performance considerations include both financial and non-financial measures—including the manner in which results are achieved—for the company, line of business, and the individual.

The "Performance evaluation and pay decision process" section on page 58 presents the range of performance and governance considerations that the Compensation and Human Capital Committee considers as inputs into compensation decisions. These factors are evaluated each year and have remained generally consistent over time as part of a balanced and disciplined approach to the compensation decision process. Within that broader framework, the "Company performance" and "Segment performance" sections on pages 60 and 61 highlight key company and segment performance considerations for 2023, and the "Individual performance and pay rationale highlights" section beginning on page 62 focuses on performance for each of our named executive officers.

These considerations reinforce and promote Responsible Growth and maintain alignment with our Risk Framework. Our executive compensation program provides a mix of salary, incentives, and benefits paid over time to align executive officer and shareholder interests. Our Compensation and Human Capital Committee has the primary responsibility for approving our compensation strategy and philosophy, and the compensation programs applicable to our named executive officers listed below. With respect to Mr. Moynihan's compensation, our Compensation and Human Capital Committee makes a recommendation that is further reviewed and approved by the independent members of the Board.

d. Philosophy on one-time awards

The Compensation and Human Capital Committee believes that one-time awards should be used infrequently and in exceptional circumstances to achieve business objectives beyond that which could be achieved through annual performance year compensation. The Committee has demonstrated its belief in this philosophy through a history of limiting the grant of one-time awards to executive officers, with the one-time awards granted in 2022 and 2023 being the first since Mr. Moynihan became CEO in 2010. Mr. Moynihan, as CEO, has never received a one-time award.

Based on input received from our shareholders following the "Say on Pay" vote in April 2023, the Committee will continue to limit the use of one-time awards to exceptional circumstances and disclose a clear rationale for any such award in the Compensation Discussion and Analysis when granted to named executive officers.

Additionally, the Committee follows an approach aligned with the following principles:

- One-time awards may be appropriate in exceptional circumstances to retain key executives, to drive stability in the organization, or in other unique circumstances.
- Future one-time awards should include performance features, in the event that one-time awards are deemed appropriate.
- The use of one-time awards allows the application of award provisions aligned with business objectives that may be different than annual performance year awards (e.g., back-loaded, retentive vesting schedule).
- Granting one-time awards as separate and distinct from annual compensation helps to reinforce that these awards should not be expected in subsequent years.
- One-time awards will not be granted to offset reduced performance year incentives or missed performance standards.

e. 2023 Executive compensation highlights

Named executive officers

Brian T. Moynihan	Chair of the Board and Chief Executive Officer
Alastair M. Borthwick	Chief Financial Officer
Dean C. Athanasia	President, Regional Banking
James P. DeMare	President, Global Markets
Matthew M. Koder	President, Global Corporate & Investment Banking

- Our executive compensation design is aligned with our focus on Responsible Growth and has been consistent for over a decade; it includes:
  - a mix of fixed and variable pay,
  - cancellation and clawback features in all equity-based incentives,
  - the deferral of a majority of variable pay through equity-based incentives, and
  - stock ownership and retention requirements.
  - See "Executive compensation program features" for additional details on pages 67-71.
- To determine 2023 compensation for named executive officers, the Compensation and Human Capital Committee and Board undertook a robust performance evaluation and decision process, which included a detailed review of performance results under the four tenets of Responsible Growth. An enhanced disclosure of this step-by-step performance evaluation and pay decision process is on page 58.
  - The performance evaluation considered the "What," which includes a thorough evaluation of performance against scorecard metrics, and the "How," which includes the manner in which results, both financial and non-financial, were achieved.
- Total compensation awarded to Mr. Moynihan for 2023 is **$29.0 million**, compared to last year's total compensation of $30.0 million.
  - The pay rationale for Mr. Moynihan's compensation can be found on page 62.
  - 94.8% of Mr. Moynihan's 2023 awarded total compensation is variable and directly linked to company performance.
  - Half of Mr. Moynihan's 2023 variable pay is awarded as performance restricted stock units and must be re-earned, meaning vesting occurs only if performance standards are met over a subsequent three-year period; 100% of the award is the maximum that can be earned.
  - 50% of net after-tax shares Mr. Moynihan receives as compensation must be retained until one year after retirement.
- The variable pay mix for named executive officers other than the CEO was changed to increase the percentage of long-term equity from 60% to 70%, and the percentage of cash was decreased from 40% to 30%. The Compensation and Human Capital Committee changed this mix to further drive long-term alignment with shareholders.
- The Compensation and Human Capital Committee did not grant any one-time equity awards to any named executive officers in February 2024 for 2023 performance. The Committee did grant Mr. DeMare a management team award in February 2023 for 2022 performance, which is reflected in the 2023 Summary Compensation Table. This award was determined prior to our receipt of 2023 "Say on Pay" results. See "Management team stock award" on page 66.

2. Performance evaluation and pay decision process

Each year, our Compensation and Human Capital Committee undertakes a structured and disciplined approach to evaluate our named executive officers' performance and determine compensation.

I. Performance Metrics and Scorecards + II. Market Pay Practice and Governance + III. Evaluation and Pay Decisions + IV. Approval → Performance Year Compensation Decisions

I. Performance Metrics and Scorecards

At the start of each year, goals aligned to the tenets of Responsible Growth are set for each executive officer and progress to meeting those goals is tracked on scorecards. Individual scorecards are tailored to each named executive officer and include enterprise-wide and line of business metrics. These scorecards and additional performance information are reviewed by the Board over the course of the year and evaluated at the conclusion of each performance year.

In addition to evaluation of the scorecards, the Committee's compensation decision process includes a robust review of company and line of business performance as well as individual performance for each named executive officer. The Committee considers both absolute and relative metrics when evaluating performance, including relative rankings for company performance against our peers and market share for relevant business segments. For relative metrics considered in 2023, see the "2023 Company, segment, & individual performance" section on page 60.

Our performance framework for named executive officers is aligned to qualitative and quantitative metrics associated with the four tenets of Responsible Growth. Below are examples of key metrics considered under each tenet of Responsible Growth that are tracked and evaluated across company, line of business, and individual performance, as appropriate by role. These metrics are generally consistent from year to year and support the Committee in tracking and evaluating progress over time.

Responsible Growth: Performance Metrics

Grow and win in the market

- Net income
- Revenue
- Total shareholder return
- Return on assets
- Tangible book value

Grow with our customer-focused strategy

- Customer satisfaction and client experience
- Digital adoption
- Deposit growth
- New accounts

Grow within our Risk Framework

- Driving a strong risk management culture
- Asset quality/charge-offs
- Year-over-year performance relative to established risk metrics

Grow in a sustainable manner

- Focused sustainability leadership in support of strategy
- Being a great place to work
- Equality and economic opportunity
- Supporting our communities

II. Market Pay Practice and Governance

The Committee considers market pay practices and conducts governance practices annually as part of the compensation decision process. Market pay practices considered include:

- CEO pay and compensation practices at our primary competitor and leading financial institution peer groups are reviewed at least annually for pay-for-performance analysis and perspectives on the global financial services industry.
- A detailed review of market compensation benchmarks is conducted for our primary competitors for each named executive officer role.
- While these detailed reviews provide the Committee with market context, there is no formulaic benchmarking.

As part of its strong governance practices and over the course of multiple meetings, the Committee considers various inputs into the pay determination process:

- The Committee reviews the executive compensation program features to determine pay components, variable pay mix, standards for performance restricted stock units, and compensation risk management features. See "Executive compensation program features" on page 67.
- The Committee reviews performance metrics and scorecards for the CEO and each named executive officer. The CEO also provides perspective on performance and pay for our other named executive officers.
- The Committee's independent compensation consultant, Farient Advisors, provides perspectives on company performance, governance, and market pay practices for our named executive officers as an input into our compensation decisions.

- The Committee reviews feedback from our independent control functions (i.e., Corporate Audit, Risk and Compliance, Finance, Human Resources, Legal).
- The Chief Financial Officer and Chief Risk Officer review full-year financial and risk performance with the Committee.
- The Committee considers shareholder perspectives on compensation design, including a review of prior years' "Say on Pay" results.

III. Evaluation and Pay Decisions

Evaluation and pay decisions begin with a robust and detailed review of performance results aligned with the four tenets of Responsible Growth. The evaluation considers the "What," which includes an evaluation of performance against scorecard metrics, and the "How" which includes the manner in which results, both financial and non-financial, were achieved. Metrics are reviewed on an absolute basis against the scorecard and key metrics are also reviewed on a relative basis against primary competitors. This metric-driven evaluation drives the preliminary pay discussion.

After the Committee has completed its robust and metric-driven performance evaluation to determine preliminary pay, the Committee weighs additional considerations such as market and governance practices, scope of role, experience, and prior year compensation to help inform the final total compensation determination. The Committee believes its use of business judgment and discretion, structured within the framework and governance of the tenets of Responsible Growth, is in the best interests of our shareholders, customers and clients, employees, and the communities we serve. This enables the Committee to appropriately respond to the complexities of internal and external factors when determining performance year compensation, including the complexity of operating a business the size of Bank of America and the regulatory framework in which the company operates.

Compensation decisions are generally determined on a year-over-year basis without preset target levels of total compensation. Once performance year total compensation is determined for each named executive officer, the Committee applies the variable pay mix, which includes a majority of pay to be delivered over the long-term and subject to risk management features. See "Executive compensation program features" and "Compensation risk management features" on pages 67 and 69.

The Committee's performance year total compensation recommendations are then subject to a multi-step review and approval process outlined below.

IV. Approval

During the final stage of the pay decision process, the Committee engages in a multi-step review and approval process involving our independent Board members and other Board committees.

- The Committee approves compensation for all named executive officers, excluding the CEO.
- For our Chief Risk Officer and Chief Audit Executive, the Committee's pay recommendations are further reviewed and approved by our Board's Enterprise Risk Committee and Audit Committee, respectively.
- For the CEO, the Committee's pay recommendations are further reviewed and approved by the independent members of our Board.

Performance Evaluation and Pay Decision Process

Performance metrics and results are evaluated against a balanced scorecard aligned to the four tenets of Responsible Growth

Grow and win in the market	Grow with our customer-focused strategy	Grow within our Risk Framework	Grow in a sustainable manner

Committee evaluates "what" and "how" metrics for each NEO

For named executive officer performance highlights and individual pay rationale see "Individual performance and pay rationale highlights" on page 62.

Robust evaluation of performance against scorecard metrics + Review of metrics on an absolute basis + Review of metrics on relative basis against primary peers = Preliminary pay

Once performance assessment is complete, Committee weighs additional considerations, including:

- Market pay practice and governance
- Scope of role
- Talent and experience
- Prior year compensation

Determination of Performance Year Total Compensation

- Incorporates Committee business judgment in order to appropriately respond to complexities of internal and external factors, and the regulatory framework in which the company operates
- Reflects executive compensation program features determined by the Committee, including a variable pay mix with a majority to be delivered over the long-term and subject to risk management features
- Subject to multi-step review and approval process

3. 2023 Company, segment, & individual performance

a. Company performance

Following are financial highlights and key measures of company and line of business performance achieved in 2023. Our Compensation and Human Capital Committee and Board considered these metrics in evaluating the 2023 performance of our named executive officers. We delivered strong earnings in 2023 by maintaining our focus on Responsible Growth aided by our diverse operating model and risk management focus during a challenging economic environment. See the "Performance evaluation and pay decision process" section on page 58 for more details on factors used in compensation decisions.

2023 net income	2023 revenue	2023 end of period deposits	2023 CET1 capital ratio
$26.5 billion	$98.6 billion	$1.9 trillion	11.8%

- **Net income of $26.5 billion, or $3.08 diluted earnings per share (EPS)**, compared to $27.5 billion or $3.19 diluted EPS in 2022; down primarily due to higher noninterest expense and provision for credit losses, partially offset by higher net interest income. Results included an industry-wide Federal Deposit Insurance Corporation (FDIC) special assessment of $2.1 billion (pretax) for Bank of America and a charge related to the future cessation of the Bloomberg Short-Term Bank Yield Index (BSBY) of $1.6 billion (pretax), totaling $0.20 and $0.15 per diluted share, respectively. Excluding these notable items, adjusted net income was $29.3 billion, or adjusted diluted EPS of $3.42.[1]
- **Revenue of $98.6 billion was up 4%** driven by organic growth across our lines of business, higher interest rates, and strong sales and trading performance.
- **Noninterest expense of $65.8 billion**, increased $4.4 billion compared to 2022; driven primarily by higher investments in people and technology and higher FDIC expense, including $2.1 billion for the FDIC special assessment.
- **Provision for credit losses increased $1.9 billion to $4.4 billion** in 2023 compared to 2022, driven primarily by credit card loan growth.
- **Net charge-offs of $3.8 billion increased from 2022**, driven primarily by late-stage delinquent credit card loans that were charged-off.
- **Deposits decreased by $6.5 billion, or less than 1% to $1.9 trillion**, due primarily to an increase in customer spending and customers' movement of balances to higher yielding investment alternatives. We experienced a 4% increase in deposit balances from a trough in mid-May.
- **Loans increased by $8.0 billion to $1.1 trillion** led by higher credit card spending and commercial loan growth.
- **Book value per share increased 9% to $33.34 in 2023.**
- **Return on average assets (ROA) of 0.84%,** return on average common shareholders' equity of 9.75%, and return on average tangible common shareholders' equity of 13.46%.[1]
- **$12 billion returned to shareholders** in common stock dividends and repurchases.
- **Common equity tier 1 capital ratio increased 8% to $194.9 billion and resulted in a CET1 of 11.8%** under the Standardized approach, well above our 10.0% regulatory minimum requirement effective January 1, 2024.

(1) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures and additional information about non-GAAP financial measures.


Total Shareholder Return (TSR)
1-Year TSR
BAC 4.8%
PC 20.5%
LFI 25.7%
KBW -0.9%
US G-SIB 16.1%
All G-SIB 20.8%
3-Year TSR
BAC 19.5%
PC 44.2%
LFI 49.3%
KBW 7.8%
US G-SIB 36.5%
All G-SIB 59.8%
5-Year TSR
BAC 54.3%
PC 95.8%
LFI 103.5%
KBW
US G-SIB 75.8%
All G-SIB 65.2%
10-Year TSR
BAC 161.5%
PC 159.2%
LFI 133.0%
KBW 81.3%
US G-SIB 135.4%
All G-SIB 84.4%
BAC = Bank of America
PC = Primary Competitors average
LFI = Leading Financial Institutions average
KBW = KBW Bank Index
US G-SIB = US G-SIB average
All G-SIB = All G-SIB average
As of 12/31/2023

Relative company performance

In addition to absolute company performance, the Committee evaluated relative company performance on key metrics comparing Bank of America to our five primary competitors as part of the pay decisions for 2023:

- Ranked #2 on Net Income and third on year-over-year growth
- Ranked #2 on Revenue and fourth on year-over-year growth
- Ranked #3 on Diluted Earnings per Share growth
- Ranked #2 on Market Capitalization
- Outperformed KBW Bank Index 1-year total shareholder return, although ranked #6 of primary competitors

Rankings were determined based on publicly reported information as of January 2024.

b. Segment performance

Segment highlights[1]

The Compensation and Human Capital Committee and Board considered the 2023 company and segment performance highlights discussed below, as well as other company and business results, to confirm that management is delivering Responsible Growth, continuing to streamline and simplify our company, and driving operational excellence. The four reporting segments discussed below are comprised of our eight lines of business which are how we go to market to serve the core financial needs of people, companies, and institutions.

People				Companies			Institutions
Retail Banking	Preferred Banking	Merrill	Private Bank	Business Banking	Global Commercial Banking	Global Corporate & Investment Banking	Global Markets
Consumer Banking		Global Wealth & Investment Management		Global Banking			Global Markets

Consumer Banking

$11.6B
Net income

Consumer Banking, comprised of Retail Banking and Preferred Banking lines of business, offers a diversified range of credit, banking, and investment products and services to consumers and small businesses.

- Generated operating leverage as revenue grew 9% while expenses increased 7% reflecting continued investments in the business
- Fully renovated nationwide network of ≈3,800 financial centers and ≈15,000 ATMs, nationwide call centers and leading digital banking platforms with more than 46 million active users, including approximately 38 million active mobile users
- Average deposits of $993 billion and retained the #1 deposit market share position for retail deposits[2]
- Average loans and leases increased 6% to $309 billion, primarily driven by credit card loans
- Grew net new consumer checking accounts every quarter in 2023 extending a streak of 20 consecutive quarters adding more than 600,000 net new checking accounts in 2023
- 3.8 million consumer investment accounts with record assets of $424 billion (+33%) and $49 billion net client flows in 2023
- Digital logins exceeded 12.8 billion, digital sales represented 49% of total sales
- 75% of overall households actively using digital platforms
- No. 1 in functionality for U.S. Online Banking and Mobile Banking by *Javelin*

Global Wealth & Investment Management

$3.9B
Net income

Global Wealth & Investment Management (GWIM) consists of two lines of businesses, Merrill and Private Bank, that provide investment and wealth management solutions to our affluent and ultra-high net worth clients.

- Client balances increased 12% to $3.8 trillion, driven by the impact of higher market valuations and positive net client flows
- Assets under management (AUM) flows of $52 billion in 2023 increased 151% reflecting new client acquisition and deepening of existing relationships; record Private Bank AUM flows
- Added record ≈40,000 net new households across Merrill and Private Bank, up 47% from 2022; opened record ≈150,000 new bank accounts
- Average loans and leases remained at $220 billion
- Average deposits down 15% to $298 billion driven by clients moving deposits to higher yielding investment alternatives
- 84% of Merrill households and Private Bank relationships digitally active across the enterprise, up from 82% in 2022
- No. 1 in *Forbes'* Best-in-State Wealth Advisors and Top Next Generation Advisors and No. 1 on *Barron's* Top 100 Women Financial Advisors List (2023)

Global Banking

$10.2B
Net income

Global Banking provides a wide range of lending-related products and services, integrated working capital management and treasury solutions, and underwriting and advisory services—includes the Global Corporate and Investment Banking, Global Commercial Banking, and Business Banking lines of business.

- Record revenue and net income results driven by new client growth and existing client deepening
- Added ≈2,500 new clients, more than two times 2022
- Business Lending revenue up 15% and Global Transaction Services revenue up 10%
- Ranked No. 3 in both U.S. and international investment banking fees[3]; total corporation investment banking fees, excluding self-led deals, of $4.7 billion; grew market share 24 bps vs. 2022[3]
- Average loans and leases increased 1% to $379 billion; average deposits down 1% to $506 billion
- Named World's Best Digital Bank and North America's Best Bank for Small to Medium-sized Enterprises by *Euromoney*
- Named one of the World's Most Innovative Banks 2023 by *Global Finance*

Global Markets

$4.7B
Net income

Global Markets offers sales and trading services and research services to institutional clients across fixed-income, credit, currency, commodity, and equity businesses.

- Increased net income 12% in 2023 and earned 10% return on average allocated capital
- Record sales and trading revenue of $17.4 billion ($17.6 billion excluding net debit valuation adjustment (DVA)[4]), up 5% year-over-year
- Fixed Income Currencies and Commodities (FICC) revenue increased 10% to $10.9 billion; equities revenue decreased 1% to $6.5 billion
- Zero days of trading losses in 2023
- Record average loan balances of $130 billion, up 11% from 2022
- Return on average allocated capital of 10%, unchanged from 2022
- New institutional client relationships up 11% from 2022
- Named World's Best Bank for Markets by *Euromoney*
- Named No. 1 Global Equity Research Firm by *Institutional Investor*

(1) Segment highlights compare to 2022 unless otherwise noted.
(2) Estimated U.S. retail deposits based on June 30, 2023 FDIC deposit data.
(3) Source: *Dealogic* as of December 31, 2023.
(4) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures and additional information about non-GAAP financial measures.

c. Individual performance and pay rationale highlights

Material factors considered in the Committee's and Board's assessment of individual performance and pay rationale for 2023 include:

Brian T. Moynihan

Chair of the Board and Chief Executive Officer

Mr. Moynihan has served as the Chief Executive Officer of Bank of America Corporation since January 2010 and as Chair of our Board since October 2014, and is chair of our Global Diversity & Inclusion Council. He continues to be recognized globally as a leader in the financial services industry.

HIGHLIGHTS OF PAY RATIONALE AND PERFORMANCE

- Strong revenue and net income performance in 2023 on an absolute basis and relative to peers
- Organic growth across all business segments with strong client engagement across digital platforms
- TSR outperformed the KBW Bank Index on a 1, 3, 5 and 10-year basis
- Despite overall strong performance in 2023, reported net income was lower than 2022 and TSR was lower than primary competitors
- Unwavering focus on growing responsibly with a focus on sustainability
- Total compensation of $29.0 million is down 3% vs. 2022


2023
COMPENSATION
$29.0M
Salary $1.5M
TRSU $5.50M
CRSU $8.25M
PRSU $13.75M

GROW AND WIN IN THE MARKET

- Net income of $26.5 billion ranked 2nd against primary competitors decreased 4% compared to 2022
- Adjusted Net income of $29.3 billion was up 6% compared to 2022 when excluding the FDIC Special Assessment and impact of BSBY's future cessation(1)
- One of only four U.S. companies to earn more than $15 billion in each of the past nine years
- Reported revenue of $98.6 billion increased 4% compared to 2022
- 1-year TSR of 4.8% exceeded the KBW Bank Index, although ranked 6th against primary peers
- Return on average assets of 0.84% decreased from 0.88% in 2022
- Book value per share of $33.34 improved 9% from 2022
- Tangible book value per share of $24.46 improved 12% from 2022(1)

GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

- Added more than 600,000 net new checking accounts and total Consumer investment accounts grew to 3.8 million in 2023
- Strong client engagement across digital platforms; 46 million active digital banking users, up from 44 million in 2022
- New Zelle® records with 21.5 million active users, up 18% from 2022, and 342 million person-to-person payments, worth $101 billion, up 26% and 25%
- Grew loans by $8 billion to year-end total of $1.05 trillion
- Added over 40,000 net new relationships across Merrill and Private Bank, up 47% from 2022
- Deposits decreased by $6.5 billion to $1.9 trillion, primarily due to an increase in customer spending and customers' movement of balances to higher-yielding investment alternatives

GROW WITHIN OUR RISK FRAMEWORK

- Supported the U.S. financial system during the banking crisis in March of 2023; took action to strengthen cash and liquidity, operational readiness, and timely monitoring
- Maintained strong credit risk management and asset quality; net charge-off ratio of 0.36%, compared to 0.21% in 2022
- Balance sheet management decisions in prior years contributed to larger unrealized losses relative to peers; held-to-maturity portfolio being closely managed

GROW IN A SUSTAINABLE MANNER

- Committed nearly $290 million in philanthropic investments deployed to drive economic mobility, including more than $55 million for basic needs
- Maintained commitment to and focus on aspirational diversity goals and creating an inclusive environment for all teammates
- Committed more than $550 million in equity investments to more than 150 funds led by diverse managers, resulting in capital deployed to approximately 1,450 companies across the U.S.

ADDITIONAL PERFORMANCE HIGHLIGHTS

- Continued as an industry leader in supporting higher wages; raised the minimum hourly rate of pay for U.S. employees to $23 per hour as part of our commitment to increase to $25 per hour by 2025
- In 2024, announced the seventh year of Sharing Success awards. Approximately 97% of teammates will receive an award, most of whom will receive shares of the company's common stock, further aligning interest with shareholders; an investment of more than $4.8 billion since 2017
- Industry leader in being a great place to work:
  - Named to *Fortune's* 100 Best Companies to Work For list for the fifth consecutive year
  - Recognized by *Forbes* on the 2023 World's Top Companies for Women list
  - Named on America's Most JUST Company list (#1 in 2023; #2 in 2024)
  - Recognized by *Euromoney* as World's Best Bank for Diversity and Inclusion
  - Recognized by *Human Rights Campaign Foundation* with a perfect score of 100% on the Corporate Equality Index for the third consecutive year
  - Bank of America earned a 100 score on the Disability Equality Index by *Disability:IN*, and was recognized as one of the 2023 Best Places to Work for People with Disabilities
- Recorded 2.5 million employee volunteer hours to support local communities, up from 2 million in 2022
- Continued to demonstrate leadership in several organizations that focus on economic and market trends, including the World Economic Forum's International Business Council, The Clearing House (chair), the Steering Committee of the Council for Inclusive Capitalism (co-chair), and The Business Council
- Recognized by *Global Finance* as the 2023 World's Best Bank

(1) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures and additional information about non-GAAP financial measures.

Alastair M. Borthwick

Chief Financial Officer

Mr. Borthwick has served as Chief Financial Officer for Bank of America since November 2021. In this role, he is responsible for the overall financial management of the company, including accounting, balance sheet management, financial planning and analysis, corporate treasury, investor relations, corporate investments, and tax. He is also one of the vice chairs for the company's Global Diversity & Inclusion Council.

HIGHLIGHTS OF PAY RATIONALE AND PERFORMANCE

- Drove expense-discipline initiatives across the company in 2023
- Navigated complex interest rate environment, sustaining regulatory capital and liquidity levels exceeding regulatory requirements
- Completed second full year as CFO; primary peer benchmark data considered
- Total compensation of $12.0 million is up 14% vs. 2022


2023
COMPENSATION
$12.0M

- Salary $1.0M
- TRSU $3.85M
- Cash $3.30M
- PRSU $3.85M

GROW AND WIN IN THE MARKET

- Reported revenue of $98.6 billion, up 4% compared to 2022
- Reported $3.2 trillion in assets, compared to $3.1 trillion in 2022; achieved deposits of $1.9 trillion, which supported $1.1 trillion in loans
- Maintained average liquidity of $0.9 trillion
- Grew book value and tangible book value[(1)] per common share by 9% and 12%
- Recorded diluted earnings per share of $3.08 (adjusted diluted EPS of $3.42 excluding the FDIC special assessment accrual and charge related to the future cessation of BSBY),[(1)] compared to $3.19 in 2022

GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

- Reported on strong organic growth metrics, including generation of over 600,000 net new checking accounts, over 40,000 net new wealth management relationships, and ~2,500 new Global Banking clients (more than doubled from 2022)
- Maintained ongoing reporting and transparency of digitization of customer behavior: 75% of customers now digitally engaged, over 1 billion monthly logins, and about half of all sales digitally enabled
- Continued to provide Treasury management through efficient liquidity management and disciplined management of capital and earnings to support our clients

GROW WITHIN OUR RISK FRAMEWORK

- Maintained accurate, well-controlled, and timely reporting of financial results, and execution of all core deliverables
- Maintained strong credit quality, with a net charge-off ratio of 36 bps
- Managed capital effectively, supporting loan growth of $8 billion by adding $15 billion of CET1 capital in conjunction with proposed new capital rules
- Increased dividends per common share by 9%, paid over $7 billion in common dividends and completed nearly $5 billion in common stock repurchases

GROW IN A SUSTAINABLE MANNER

- Continued to focus on employee engagement as well as diversity and inclusion
- Drove operational excellence and expense-discipline initiatives to mitigate inflation costs
- Invested in employees and technology across our company
- Saved approximately 300,000 capacity hours through process improvements in the Chief Financial Officer organization in 2023, helping to lower expense

Dean C. Athanasia

President, Regional Banking

Mr. Athanasia is President of Regional Banking and has been an executive officer of the company since 2014. He oversees four of the company's eight lines of business, including Retail Banking, Preferred Banking, Business Banking, and Global Commercial Banking. Located in over 200 U.S. and 15 international markets, these businesses serve 69 million consumer and business clients that hold over $2.5 trillion in assets at Bank of America. In addition to his line of business responsibilities, Mr. Athanasia also oversees Data, Digital and Global Marketing, Retirement & Personal Wealth Solutions, Global Payments Solutions, and Consumer, Small Business & Wealth Management Banking and Lending Products for the company.

HIGHLIGHTS OF PAY RATIONALE AND PERFORMANCE

- Strong business performance across business lines, in complex rate environment
- Drove market share growth and strong client engagement metrics and business areas received extensive industry recognition
- Role expanded to include Global Transaction Services and Enterprise Payments in June 2023
- Total compensation of $14.5 million is up 4% vs. 2022


2023
COMPENSATION
$14.5M

- Salary $1.0M
- TRSU $4.725M
- Cash $4.05M
- PRSU $4.725M

GROW AND WIN IN THE MARKET

- Delivered $54.0 billion in revenue and $16.7 billion in net income in 2023 as compared to $49.6 billion in revenue and $16.9 billion in net income in 2022
- Improved cohesion and synergy across business lines to support clients and drive operational efficiency
- Grew #1 retail deposit share and achieved the top rank in 16 of the largest 30 U.S. markets and top 3 ranking in 24 of the largest 30 U.S. markets
- Received more than 500 industry accolades and awards in 2023

GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

- Grew client base in all four managed lines of business, with record high 87.7% consumer client experience
- Grew to 46.3 million digitally active users, up 5% from 2022
- Increased new Business Banking clients by 8% and Global Commercial Banking clients by 8% from 2022
- Named North America's Best Bank for Small to Medium sized Enterprises (*Euromoney*), Best Bank in North America (*Global Finance*), Best Transaction Bank in North America (*The Banker*), and World's Best Digital Bank (*Euromoney*)

GROW WITHIN OUR RISK FRAMEWORK

- Sustained strong focus on responsibly managing overall risk, asset quality, regulatory requirements, and business controls as the economic environment continues to evolve
- Continued to reduce operating risk through investment in integrating and streamlining operations
- Maintained commitment to the prevention and mitigation of cybersecurity threats to customers on our digital platforms

GROW IN A SUSTAINABLE MANNER

- Continued to be an industry leader in financial centers located in low- to moderate-income areas and majority-minority markets
- $11.7 billion of $15 billion Community Homeownership Commitment has been loaned since the launch of the program in 2019
- 71% of clients fully paperless, reducing expense and environmental impact
- Maintained focus on organizational health and employee engagement, diversity and inclusion, and development at all levels of the organization

(1) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures and additional information about non-GAAP financial measures.

James P. DeMare

President, Global Markets

Mr. DeMare is President of Global Markets and has been an executive officer of the company since October 2021. In this role, he oversees all aspects of the company's Global Markets business, including equity and fixed income sales and trading efforts, Global Markets client coverage on a global basis, and Global Commercial Real Estate.

HIGHLIGHTS OF PAY RATIONALE AND PERFORMANCE

- Achieved record sales and trading revenue with zero trading loss days in 2023
- Outperformed primary competitors, gaining revenue market share
- New institutional client relationships increased 11% from 2022
- Total compensation of $21.0 million is up 11% vs. 2022


2023
COMPENSATION
$21.0M

- Salary $1.0M
- TRSU $7.0M
- Cash $6.0M
- PRSU $7.0M

GROW AND WIN IN THE MARKET

- Global Markets revenue increased $1.4 billion to $19.5 billion, driven by higher sales and trading revenue and Global Markets' share of investment banking fees
- Record year for sales and trading revenues - sales and trading revenue increased $887 million to $17.4 billion (and by $1.1 billion to $17.6 billion, excluding net DVA),[(1)] primarily driven by higher revenue in FICC
- Global Markets average total assets increased $12 billion to $870 billion in 2023

GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

- Sustained year-over-year growth in sales and trading revenues and market share
- World's Best Bank for Markets 2023 (*Euromoney*)
- Several other product-specific awards, accolades, and Top 3 rankings across FICC, Equities and Sustainable Finance businesses (#1 North America Annual Client Survey of Equity Research Firms and #2 All-America Trading and Execution Team *(Institutional Investor)* and #1 Market Share in U.S. Registered Equity Block Trade Fees (*Dealogic*))
- Ranked #1 underwriter of municipal bonds with 12.5% share (*Refinitiv*) and #1 in U.S. asset-based securities underwriting (*American Banker*) ($32 billion deals managed)

GROW WITHIN OUR RISK FRAMEWORK

- Continued focus on managing risk in a responsible manner, with zero trading loss days in 2023
- Sustained focus on simplifying and improving the operating environment and reducing operational risk
- Focused on market conduct risk, by reinforcing importance of escalation, supervision, and formal training and leadership communications

GROW IN A SUSTAINABLE MANNER

- Improved efficiency ratio by 85 bps and delivered operating leverage in 2023
- Continued to manage headcount with a focus on diversity and inclusion and organizational health
- Continued focus on employee engagement through initiatives such as mentorship programs and senior leader conversations

Matthew M. Koder

President, Global Corporate & Investment Banking

Mr. Koder is President of Global Corporate and Investment Banking (GCIB) and has been an executive officer of the company since October 2021. In this role, he leads the day-to-day operations of the business and drives the firm's strategy globally.

HIGHLIGHTS OF PAY RATIONALE AND PERFORMANCE

- Delivered strong revenue and net income growth in 2023; highest ever Global Corporate Banking revenue of $10.7B, up 14% from 2022
- Average Global Corporate Banking deposits of $273 billion, up 9% year-over-year
- Increased Investment Banking market share to #3 globally, in a challenging market (*Dealogic*)
- Total compensation of $16.5 million is up 5% vs. 2022


2023
COMPENSATION
$16.5M

- Salary $1.0M
- TRSU $5.425M
- Cash $4.65M
- PRSU $5.425M

GROW AND WIN IN THE MARKET

- Delivered highest GCIB revenue on record at $13.8 billion, up 13% from 2022 and the highest GCIB net income on record at $5.2 billion, up 54% from 2022
- Continued strong momentum in growing responsibly and gaining market share, and outperformed the overall market in both deal count and fees (*Dealogic*)
- Strong Global Transaction Services and loan products revenues led to highest ever Global Corporate Banking revenue of $10.7 billion, up 14% from 2022

GROW WITH OUR CUSTOMER-FOCUSED STRATEGY

- Continued to expand middle market investment banking coverage with growth in client coverage and presence in 25 U.S. cities
- Average Global Corporate Banking deposits of $273 billion, up 9% year-over-year
- Global Finance recognized Bank of America as the *World's Best Investment Bank*

GROW WITHIN OUR RISK FRAMEWORK

- Maintained steadfast focus on regulatory requirements, manager supervision, business controls, employee conduct, and overall risk management
- Trained employees on best practices regarding distributing research, data privacy risks, and handling confidential information

GROW IN A SUSTAINABLE MANNER

- Continued to support the company's long-term environmental commitments
- Managed headcount and optimized organizational structure with a focus on increasing manager effectiveness
- Sustained focus on a culture of diversity and inclusion through offering employee programs and resources

(1) Represents a non-GAAP financial measure. See Appendix A for a reconciliation of GAAP and non-GAAP financial measures and additional information about non-GAAP financial measures.

4. Compensation decisions

a. 2023 Performance year total compensation decisions

The Compensation and Human Capital Committee determined performance year 2023 total compensation in January 2024 after completing its review of annual performance as described in "Performance evaluation and pay decision process" on page 58.

The table below summarizes the 2021-2023 performance year total compensation decisions for named executive officers. This table aligns with the pay-for-performance decision made by the Committee and the Board each year. This table will vary from the Summary Compensation Table, which includes equity compensation in the year of grant and follows specific SEC rules.

Performance Year Total Compensation

Name	2021 ($)	2022 ($)	2023 ($)	% Change 2023 to 2022	2023 Pay rationale
Brian T. Moynihan	32,000,000	30,000,000	29,000,000	(3%)	See page 62
Alastair M. Borthwick	11,000,000	10,500,000	12,000,000	14%	See page 63
Dean C. Athanasia	15,000,000	13,900,000	14,500,000	4%	See page 63
James P. DeMare	18,000,000	19,000,000	21,000,000	11%	See page 64
Matthew M. Koder	20,000,000	15,700,000	16,500,000	5%	See page 64

Note: Performance year total compensation includes base salary delivered during the performance year and incentives awarded for the performance year. Other payments and awards, including management team stock awards, are not included. No management team stock awards have been granted to named executive officers for 2023 performance.

The following table summarizes the pay components of the performance year 2023 compensation decisions for named executive officers:

Name	Base salary ($)	Annual cash incentive ($)	Cash-settled restricted stock units ($)	Performance restricted stock units ($)	Time-based restricted stock units ($)	Total 2023 compensation ($)
Brian T. Moynihan	1,500,000	0	8,250,000	13,750,000	5,500,000	29,000,000
Alastair M. Borthwick	1,000,000	3,300,000	0	3,850,000	3,850,000	12,000,000
Dean C. Athanasia	1,000,000	4,050,000	0	4,725,000	4,725,000	14,500,000
James P. DeMare	1,000,000	6,000,000	0	7,000,000	7,000,000	21,000,000
Matthew M. Koder	1,000,000	4,650,000	0	5,425,000	5,425,000	16,500,000

Note: Some of the 2023 compensation above differs from the "Summary compensation table" on page 74 and/or the information in the "Pay versus performance table" on page 86. SEC rules require that the "Summary compensation table" include equity compensation in the year granted, while the Committee awards equity compensation after the performance year. Therefore, equity-based incentives granted in 2023 for the 2022 performance year are shown in the "Summary compensation table" as 2023 compensation, whereas the equity-based incentives as shown above were granted in 2024 for the 2023 performance year. The "Summary compensation table" also includes elements of compensation not shown above, including management team stock awards.

For a description of the pay components above, see "Executive pay components & variable pay mix" on page 67.

b. Management team stock award

In February 2023, the Committee granted Mr. DeMare an award of 150,000 RSUs to recognize his exceptional performance in 2022 and to support stability in the Global Markets organization following significant changes to the company's management team announced in late 2021. This equity-based award was determined separate and distinct from 2022 and 2023 performance year compensation. This award was also made prior to our receiving last year's "Say on Pay" results and subsequent adoption of enhancements to our executive compensation program to address shareholder input regarding the use of one-time awards. In making this award the Committee considered a range of factors, including:

- Enhancing leadership stability in the organization over the long-term following management team changes announced in 2021, Mr. DeMare's role in the success of the company's reorganization, and the extremely competitive labor market experienced in 2022.
- Mr. DeMare's 2022 performance leading our Global Markets line of business, his experience working in a highly specialized field, his track record of success, and his ongoing criticality to the company in coming years. In 2022, under Mr. DeMare's leadership, Global Markets achieved:
  - Highest sales and trading revenue since 2010; 2022 sales and trading revenue of $16.5 billion, up 9% from 2021
  - Record revenue in Equities of $6.6 billion in 2022, up 2% from 2021
  - Increased Fixed Income Currencies and Commodities revenue by 13% from 2021 to $9.9 billion
- Mr. DeMare's award grant value represented 28% of his 2022 performance year total compensation.

The award terms for Mr. DeMare's grant are consistent with those awards granted to other members of our management team in 2022, of which Mr. DeMare was not a recipient (see page 63 of our 2022 proxy statement):

- The award is stock-settled, further increasing alignment with shareholders.
- The award has a back-loaded 4-year vesting period with 50% vesting in February 2026 and 50% vesting in February 2027. To receive the full benefit of this award, Mr. DeMare must remain continuously employed by the company during the 4-year vesting period. The Committee believes that this future vesting serves as an additional retention mechanism which is critical to the stability of Global Markets.
- The award is subject to cancellation and clawback provisions; see page 70 for details on cancellation and clawback provisions.
- The award is subject to stock ownership and retention requirements, which include the requirement that Mr. DeMare hold 50% of net after-tax shares received from this award until retirement; see page 71 for details on stock ownership and retention requirements.

The Compensation and Human Capital Committee did not grant any one-time equity awards to named executive officers in February 2024 for 2023 performance. For a description of our philosophy on one-time awards see "Philosophy on one-time awards" on page 56.

5. Executive compensation program features

a. Executive pay components & variable pay mix

Our Compensation and Human Capital Committee determines the pay for our named executive officers for each performance year. Our pay-for-performance structure is designed to emphasize variable pay and help motivate our executives to deliver sustained shareholder value and Responsible Growth.

Consistent with prior years, restricted stock units are divided into the following components: annual cash-settled (CEO only), time-based and performance-based. The following charts provide an overview of the 2023 pay components and 2023 variable pay mix for our named executive officers, including the vesting, performance, and settlement standards that provide a multi-year look back on 2023 achievements.

Performance Year 2023 Pay Components

Cash Pay Components

Description	How it pays
Base Salary • Determined based on job scope, experience, and market comparable positions; provides fixed income to attract and retain executives and balance risk-taking	• Semi-monthly cash payment through 2023
Annual cash incentive—except CEO • Provides short-term variable pay for the performance year for non-CEO executives	• Single cash payment in February 2024

Restricted Stock Pay Components

Description	How it pays
Annual cash-settled restricted stock units (annual CRSUs)—CEO only • Track stock price performance over 1-year vesting period • Vest in 12 equal installments from March 2024 – February 2025	• Granted in February 2024 • Cash-settled upon vesting
Performance restricted stock units (PRSUs) • Vest based on future achievement of specific tax-normalized return on assets (ROA) and growth in adjusted tangible book value (TBV) standards over 3-year performance period • Track company and stock price performance • Encourage sustained earnings during the performance period; future adverse performance below these standards will decrease the amount paid See "Results for performance restricted stock units" on page 71 for the vesting and value of prior awards	• Granted in February 2024 • If performance standards are achieved, grants will be re-earned at the end of the performance period (2026) • 100% is the maximum that can be re-earned • If both threshold standards are not achieved, the entire award is forfeited • Stock-settled to the extent re-earned
Time-based restricted stock units (TRSUs) • Track stock price performance over 4-year vesting period • Align with sustained longer-term stock price performance	• Granted in February 2024 • Vests in four equal annual installments beginning in February 2025 • 100% stock-settled for our CEO upon vesting • 50% stock-settled and 50% cash-settled upon vesting for other named executive officers

Performance Year 2023 Variable Pay Mix

- A majority of variable pay is delivered as equity-based awards that reflect the balance between short-term and long-term results.
- We changed the proportion of equity-based and annual cash awards for named executive officers, other than the CEO, for 2023 pay decisions in order to further drive alignment with shareholders over the long-term.
  - For NEOs other than the CEO, the percentage of variable pay delivered in TRSUs and PRSUs has been increased by 10%, with a 10% reduction in annual cash. Accordingly, 70% of variable pay for these executives will now be delivered over the long-term.
  - CEO variable pay mix is unchanged with 100% delivered in equity-based awards and 70% delivered over the long-term.
- The charts below illustrate the variable pay mix for our CEO and other named executive officers.


2023 CEO Variable Pay Mix
30% CRSUs
50% PRSUs
20% TRSUs

CEO Variable Pay Mix (no change)


2022 Other NEOs Variable Pay Mix
30% PRSUs
40% Annual Cash
30% TRSUs
Annual Cash: -10%
Equity-based: +10%
(+5% TRSU, +5% PRSU)
2023 Other NEOs Variable Pay Mix
35% PRSUs
30% Annual Cash
35% TRSUs

Other NEO Variable Pay Mix (10% shift from annual cash to equity-based)

b. Standards for performance restricted stock units

Re-earning the PRSUs granted in February 2024 (based on 2023 performance) requires the company to meet average ROA and average adjusted TBV growth standards (tax-normalized) over a three-year performance period from 2024-2026. The Committee made no change to the standards for performance year 2023 PRSU awards.

Under a hypothetical scenario, if our 2023 ending assets of $3.2 trillion remained constant during the performance period, our company would need to earn $77.1 billion in aggregate net income from 2024-2026 to achieve the PRSU 80 bps ROA standard. On an annualized basis, this equals approximately $25.7 billion in earnings which is higher than reported net income in seven of the last twelve years.

These performance metrics and standards encourage the achievement of sustained shareholder value and Responsible Growth. PRSUs are forfeited if results are below both minimum standards. PRSUs granted since 2017 provide no upside payout opportunity (100% is the maximum that can be re-earned for these awards). For any portion of the PRSU standards achieved, payment will be made after the end of the performance period. The performance year 2023 PRSU standards are outlined below:

Three-year average ROA (tax-normalized)(1) (50% weighting)		Three-year average growth in adjusted TBV(2) (50% weighting)	
Standard	**% Earned**	**Standard**	**% Earned**
<50bps	0%	<5.25%	0%
50bps	33 ⅓%	5.25%	33 ⅓%
65bps	66 ⅔%	7.00%	66 ⅔%
≥80bps	100%	≥8.50%	100%

Note: Any results achieved above 33 ⅓% will be interpolated on a straight-line basis between the two nearest standards.

(1) **Three-year average ROA (tax-normalized)** means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be determined at the conclusion of each year based on the generally accepted accounting principles (GAAP) definition and, to the extent necessary, normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

(2) **Three-year average growth in adjusted TBV** means the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year will equal our total common shareholders' equity, less (a) the cumulative impact of any capital actions approved by our company's Board and completed by our company during the performance period, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to: (i) and (ii). Each year-over-year percentage change is measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year and, to the extent necessary, will be normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

c. Compensation risk management features

Our Compensation and Human Capital Committee has designed our executive compensation program to encourage executive performance consistent with the highest standards of risk management.

i. Pay practices

Highlighted below are the key features of our compensation program for executive officers, including the pay practices we have implemented to drive Responsible Growth, encourage executive retention, promote conduct consistent with our values, and align executive and shareholder interests. We also identify certain pay practices we have not implemented because we believe they do not serve our risk management standards or shareholders' long-term interests.

✓ What We Do

- ✓ Pay for performance and allocate individual awards based on actual results and how results were achieved
- ✓ Use balanced, risk-adjusted performance measures
- ✓ Review feedback from independent control functions in performance evaluations and compensation decisions
- ✓ Provide appropriate mix of fixed and variable pay to reward company, line of business, and individual performance
- ✓ Defer a majority of variable pay as equity-based awards
- ✓ Apply robust clawback features to all executive officer variable pay
- ✓ Require stock ownership and retention to retirement of a significant portion of equity-based awards
- ✓ Engage with shareholders on governance and compensation
- ✓ Prohibit hedging and speculative trading of company securities
- ✓ Grant equity-based awards on a pre-established date to avoid any appearance of coordination with the release of material non-public information
- ✓ Prohibit pledging of equity-based awards

✕ What We Don't Do

- ✕ Change in control agreements for executive officers
- ✕ Severance agreements for executive officers
- ✕ Multi-year guaranteed incentive awards for executive officers
- ✕ Severance benefits to our executive officers exceeding two times base salary and bonus without shareholder approval per our policy
- ✕ Accrual of additional retirement benefits under any supplemental executive retirement plans
- ✕ Excise tax gross-ups upon change in control
- ✕ Discounting, reloading, or repricing stock options without shareholder approval
- ✕ Single-trigger vesting of equity-based awards upon change in control
- ✕ Adjust PRSU results for the impact of litigation, fines, and penalties or non-tax impairment charges

Additionally, it has not been our policy to provide for the accelerated vesting of equity awards upon an employee's voluntary resignation to enter government service.

The "Compensation governance and risk management" discussion beginning on page 34 contains more information about our Compensation Governance Policy and our compensation risk management practices. That section describes our Chief Risk Officer's review and certification of our incentive compensation programs and our Chief Audit Executive's risk-based review of our incentive plans. We also describe the extent to which our CEO participates in determining executive officer compensation, and the role of Farient Advisors, the Committee's independent compensation consultant.

ii. Multiple cancellation & clawback features

Our equity-based awards are subject to three separate and distinct features that can result in the awards being canceled or prior payments being clawed back in the event of certain detrimental conduct or financial losses. These features were designed to encourage appropriate behavior and manage risk in our compensation program. Our named executive officers are subject to all three cancellation and clawback features.

	Detrimental conduct cancellation & clawback	Performance-based cancellation	Incentive compensation recoupment policy
Who	• Applies to over 18,700 employees who received equity-based awards as part of their 2023 incentive compensation, as well as all recipients of our Sharing Success equity-based awards granted in March 2023	• Applies to approximately 4,600 employees who are deemed to be "risk takers" and received equity-based awards as part of their 2023 compensation • "Risk takers" defined according to banking regulations and company policies	• Applies to all our executive officers

When	• An employee engages in certain "detrimental conduct," including:
	  • illegal activity
	  • breach of a fiduciary duty
	  • intentional violation or grossly negligent disregard of our policies, rules, and procedures
	  • trading positions that result in a need for restatement or significant loss
	  • conduct constituting "cause"
		• Our company, a line of business, a business unit, or an employee experiences a loss outside of the ordinary course of business and the employee is found to be accountable based on:
		  • the magnitude of the loss
		  • the decisions that may have led to the loss
		  • the employee's overall performance
			• Our company restates its financial statements

What	• All unvested equity awards will be canceled • Any previously vested award may be recouped, depending on the conduct	• All or part of the outstanding award may be canceled	• Any incentive compensation granted, earned or vested based on the attainment of a financial reporting measure that exceeds the amount that would have been paid after giving effect to the restatement must be recouped as determined by the Board or a Board committee • In addition, if the restatement is caused by an executive officer's fraud or intentional misconduct, any action necessary to remedy the misconduct and prevent its recurrence may be taken

In 2023, the NYSE adopted listing standards implementing final SEC rules and, as a result, we expanded our Incentive Compensation Recoupment Policy to comply with the listing standards. All of our equity-based awards granted since 2011 have provided that they are subject to any final rules implementing the compensation clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) that the SEC and NYSE may adopt. A copy of our Incentive Compensation Recoupment Policy is available as an exhibit to our 2023 Form 10-K.

Pursuant to our Incentive Compensation Forfeiture & Recoupment Disclosure Policy, we will disclose publicly the incentive-based compensation forfeited by or clawbacks recovered from certain senior executives in the aggregate pursuant to our Detrimental Conduct and Incentive Compensation Recoupment policies described above, subject to certain privacy, privilege, and regulatory limitations. We will also disclose any clawbacks to the extent required by SEC rules and NYSE listing standards.

iii. Stock ownership & retention requirements

Our stock ownership and retention requirements align executive officer and shareholder interests by linking the value realized from equity-based awards to sustainable company performance. Our Corporate Governance Guidelines require:

	Minimum shares of common stock owned	Retention
Chief Executive Officer	500,000 shares	50% of net after-tax shares received from equity-based awards retained until one year after retirement
Other Executive Officers	300,000 shares	50% of net after-tax shares received from equity-based awards retained until retirement

In light of our policy, we expect new executive officers to be in compliance with these requirements within five years. Full-value shares and units owned, awarded, or deemed beneficially owned are included in the stock ownership calculations; PRSUs are included only when earned and stock options are not included. All named executive officers are in compliance with their ownership requirements. Our Code of Conduct prohibits our executive officers from hedging and speculative trading of company securities. See the "Hedging policy" section on page 36 for more information on our hedging policy and rules.

6. Other compensation topics

a. Results for performance restricted stock units

PRSUs have been a component of our executive compensation program since 2011. PRSUs require recipients to re-earn awards over the performance period based on achievement of established performance standards and help align management with shareholder interests. Since 2013, PRSUs have been based 50% on three-year average ROA and 50% on three-year average growth in adjusted TBV standards. Our practice is not to make discretionary adjustments to PRSU results for the impact of legacy litigation, fines, and penalties, or impairment charges, which have contributed to outcomes for PRSU payouts since their introduction.

The 2021 PRSUs completed in 2023 were re-earned at 100% of the target opportunity based on ROA results of 92 bps and adjusted TBV results of 11.09% (compared to 100% target opportunity based on 2021 PRSU performance standards set at ROA results of ≥ 80 bps and TBV results of ≥ 8.5%)[(1)]. We did not adjust the calculation of these performance metrics to reflect the FDIC special assessment and BSBY cessation charges in fourth quarter 2023. See the description of the 2021 PRSUs and vesting terms following the "Grants of plan-based awards table" on page 74 of our 2022 proxy statement.

The maximum payout opportunity is 100% for all outstanding awards.


PERFORMANCE RESTRICTED STOCK UNIT RESULTS
(as a % of target award opportunity)
Max:125%
Max:100%
Max:100%
PRSUs
50% ROA / 50% TBV
42%
66%
102%
116%
100%
100%
96%
89%
100%
2013 (2013-2015)
2014 (2014-2016)
2015 (2015-2017)
2016 (2016-2018)
2017 (2017-2019)
2018 (2018-2020)
2019 (2019-2021)
2020 (2020-2022)
2021 (2021-2023)

The award terms for these PRSUs provide for the calculation of performance results at the conclusion of each calendar year in the performance period. As a result, the performance results above may differ from the results reported under GAAP in our company's audited financial statements.

(1) The three-year average ROA and three-year average growth in adjusted TBV results for the 2021 PRSUs were calculated as follows:

Three-year Average ROA was the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" was determined at the conclusion of the year based on the generally accepted accounting principles (GAAP) at the conclusion of each year definition and, to the extent necessary, normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

Three-year Average Growth in Adjusted TBV was the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year equaled our total common shareholders' equity, less (a) the impact of any capital actions approved (or not objected to) by the Federal Reserve Board and/or approved by our company's Board, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to: (i) and (ii). Each year-over-year percentage change was measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year and, to the extent necessary, was normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.

b. 2023 Competitor group

Our Compensation and Human Capital Committee periodically reviews compensation practices of competitors to evaluate market trends, pay levels, and relative performance in executive compensation, but without any formulaic benchmarking. The Committee constructs a peer group that best reflects the unique complexity of our business. Given our size and scale, we consider five primary competitors and eleven leading financial institutions. All U.S. peers are used for CEO pay-for-performance benchmarking analysis:

- Primary competitors: five leading U.S. financial institutions with which we compete directly for customers, employees, and investors, and which follow similar economic cycles to our own
- Leading financial institutions: eleven companies that reflect broader competitors in business segments that we operate, including seven U.S. companies utilized for CEO pay-for-performance benchmarking analysis

Informed by discussions with our shareholders, our Compensation and Human Capital Committee assessed our competitor group in 2023 with support from our independent compensation consultant, Farient Advisors. To include appropriate companies from a competitive and strategic perspective, the Committee evaluated companies by criteria including industry, size, and business characteristics. For the leading financial institutions (previously referred to as leading international financial institutions), the Committee determined a more well-rounded group of seven U.S. and four international institutions representing the business segments in which we operate, including banking, credit card, and wealth management, would be useful for pay-for-performance analysis.

The updated 2023 competitor group is provided below.

2023 Competitor Group			
Primary competitors		Leading financial institutions	
• Citigroup	• Morgan Stanley	• American Express	• HSBC
• Goldman Sachs	• Wells Fargo	• Barclays	• PNC
• JPMorgan Chase		• BlackRock	• Truist
		• Blackstone	• UBS
		• Capital One	• U.S. Bancorp
		• Deutsche Bank	

General industry peers. From time to time, the Committee also reviews executive compensation for a leading group of global companies headquartered in the U.S. spanning all industries to get a general perspective on compensation practices for companies of similar size and global scope. For 2023, these general industry peers were: Alphabet, Apple, Chevron, Cisco, Coca-Cola, Exxon Mobil, Home Depot, IBM, Intel, Johnson & Johnson, Meta Platforms, Microsoft, PepsiCo, Pfizer, Procter & Gamble, Verizon, and Walmart.

2023 competitor group updates (reflected above). The Committee did not make any changes to the primary competitors. The Committee amended the leading financial institutions competitors to better balance international and U.S. peers, adding American Express, BlackRock, Blackstone, Capital One, PNC, Truist, and U.S. Bancorp and removing BNP Paribas, Credit Suisse, and Royal Bank of Canada. In addition, the Committee added Alphabet, Apple, Home Depot, Meta Platforms, and Microsoft to the general industry peers and removed Abbott Laboratories, AT&T, ConocoPhillips, General Electric, and Philip Morris International.

c. Retirement benefits

We provide our named executive officers the opportunity to save for their retirement via employee and employer contributions to qualified and nonqualified defined contribution plans on the same terms as other U.S.-based salaried employees. These plans help us attract and retain key people by providing a means to save for retirement.

Certain named executive officers also participate in various frozen qualified and nonqualified defined benefit pension plans. For more information about these plans, see "Pension benefits table" and "Nonqualified deferred compensation table" on pages 81 and 82, respectively.

d. Health and welfare benefits & perquisites

Our named executive officers receive health and welfare benefits, such as medical, life, and long-term disability coverage, under plans generally available to all other U.S.-based salaried employees; in addition, our named executive officers are eligible to receive an annual physical exam. Because we have internal expertise on financial advisory matters, we do not charge fees to our named executive officers for their use of our financial advisory services for personal needs. We also may provide certain named executive officers with secured parking. For information security purposes and efficiency, named executive officers are permitted to use a car service when commuting to and from our offices or business-related events; participating named executive officers reimburse the company for incremental costs incurred. In limited circumstances, we may occasionally provide meals and allow spouses or guests to accompany executives traveling for a business-related purpose and pay for other incidental expenses. Our policy provides for the use of corporate aircraft by senior management for approved travel. For reasons of security, personal safety, and efficiency, we require our CEO to use corporate aircraft for all air travel (business, commuting, and personal). Pursuant to his aircraft time-sharing agreement, our CEO reimbursed our company for costs related to his use of our aircraft for commuting. Our executive officers, including our named executive officers, other than our CEO, are permitted to use corporate aircraft for limited personal travel with reimbursement to the company for incremental costs, pursuant to their aircraft time-sharing agreements.

e. Tax deductibility of compensation

U.S. tax law limits a public company's deductions to $1 million per year for compensation paid to its CEO, chief financial officer, and each of its three other most highly compensated executive officers, as well as to any individual who was subject to the $1 million deduction limitation in 2017 or any later year. The Committee continues to retain the discretion to make awards and pay amounts that do not qualify as deductible.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 2).

Compensation and Human Capital Committee Report

Our Compensation and Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis that immediately precedes this report. Based on this review and discussion, our Compensation and Human Capital Committee has recommended to our Board that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into our annual report on Form 10-K for the year ended December 31, 2023.

Submitted by the
Compensation and Human Capital Committee of the Board:
Monica C. Lozano, Chair
José E. Almeida
Pierre J.P. de Weck
Arnold W. Donald
Denise L. Ramos
Clayton S. Rose

Executive compensation

Summary compensation table

The following table shows compensation paid, accrued, or awarded with respect to our named executive officers during the years indicated:

2023 Summary compensation table[1]

Name and principal position[2]	Year	Salary ($)[3]	Bonus ($)[4]	Stock awards ($)[5]	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)[6]	All other compensation ($)[7]	Total ($)
Brian T. Moynihan Chair and Chief Executive Officer	2023	1,500,000	0	25,728,076	0	955,726	387,390	28,571,192
	2022	1,500,000	0	27,629,501	0	572,826	475,176	30,177,503
	2021	1,500,000	0	21,395,424	0	565,990	267,755	23,729,169
Alastair M. Borthwick Chief Financial Officer	2023	1,000,000	3,300,000	4,939,890	0	2,671	53,413	9,295,974
	2022	1,000,000	3,800,000	7,757,129	0	0	44,808	12,601,937
	2021	666,667	4,133,333	6,114,076	0	1,327	41,470	10,956,873
Dean C. Athanasia President, Regional Banking	2023	1,000,000	4,050,000	6,707,860	0	89,734	52,815	11,900,409
	2022	1,000,000	5,160,000	14,440,740	0	0	49,621	20,650,361
	2021	1,000,000	5,600,000	5,614,633	0	0	47,859	12,262,492
James P. DeMare President, Global Markets	2023	1,000,000	6,000,000	14,681,816	0	0	46,232	21,728,048
	2022	1,000,000	7,200,000	10,431,343	0	0	93,145	18,724,488
	2021	666,667	5,200,000	10,311,814	0	0	41,369	16,219,850
Matthew M. Koder President, Global Corporate & Investment Banking	2023	1,000,000	4,650,000	7,643,866	0	0	323,362	13,617,228
	2022	1,000,000	5,880,000	11,634,954	0	0	2,101,803	20,616,757
	2021	666,667	5,800,000	19,205,303	0	0	40,054	25,712,024

(1) SEC rules require the "Summary compensation table" to include in each year's amount the aggregate grant date fair value of stock awards granted during the year. Typically, we grant stock awards early in the year as part of total year-end compensation awarded for prior year performance. As a result, the amounts for stock awards generally appear in the "Summary compensation table" for the year after the performance year upon which they were based, and therefore the "Summary compensation table" does not fully reflect our Compensation and Human Capital Committee's view of its pay-for-performance executive compensation program for a particular performance year. For example, amounts shown as 2023 compensation in the "Stock awards" column include stock awards granted in February 2023 for 2022 performance, as well as other stock awards granted during 2023 that are not part of performance year 2023 compensation. See "Compensation discussion and analysis" on page 53 for a discussion about how the Committee viewed its 2023 compensation decisions for the named executive officers.

(2) All listed named executive officer positions are those held as of December 31, 2023.

(3) Includes any amounts voluntarily deferred under our qualified 401(k) plan and our nonqualified deferred compensation plan. See "Nonqualified deferred compensation table" on page 82.

(4) Amounts reflect annual cash incentive awards received by the named executive officers for performance in the applicable year.

(5) Amounts shown are the aggregate grant date fair value of CRSUs, PRSUs, and TRSUs granted in the year indicated. Grants of stock-based awards (excluding CRSUs) include the right to receive cash dividends only if and when the underlying award becomes vested and payable. The grant date fair value is based on the closing price of our common stock on the applicable grant date ($35.56 on February 15, 2023). For the PRSUs granted in 2023, the actual number of PRSUs earned (0% up to the maximum level of 100%) will depend on our company's future achievement of specific ROA and growth in adjusted TBV standards (tax-normalized) over a three-year performance period ending December 31, 2025. Values in the "Stock awards" column assume that 100% (the maximum level) of the PRSUs granted would vest as the probable outcome for purposes of determining the grant date fair value. The grant date fair value for PRSUs and TRSUs granted in 2023 includes a discount rate of approximately 12% to reflect the impact of post-vesting transfer restrictions on the value of these awards. The grant date fair value for the PRSUs and TRSUs granted in 2022 includes a discount of approximately 12% and 13%, respectively, and the grant date fair value for the PRSUs and TRSUs granted in 2021 includes a discount of approximately 14% and 15%, respectively, to reflect the impact of post-vesting transfer restrictions on the value of these awards. No discount was applied to awards of CRSUs, or to the TRSUs granted to Mr. DeMare described in footnote 3 to the "Grants of plan-based awards table" on page 76, to Messrs. Borthwick and Athanasia described in footnote 3 to the "Grants of plan-based awards table" on page 70 of the 2023 proxy statement, and to Messrs. Borthwick, DeMare and Koder described in footnotes 3, 4 and 5 to the "Grants of plan-based awards table" on page 73 of the 2022 proxy statement.

(6) The following table shows the change in pension value and the amount of any above-market earnings on nonqualified deferred compensation for the named executive officers:

Name	Change in pension value ($)	Above-market earnings on nonqualified deferred compensation ($)
Brian T. Moynihan	816,598	139,128
Alastair M. Borthwick	2,671	0
Dean C. Athanasia	89,734	0
James P. DeMare	0	0
Matthew M. Koder	0	0

The "Change in pension value" equals the change in the actuarial present value of all pension benefits from December 31, 2022 to December 31, 2023. For this purpose, in accordance with SEC rules, the present value was determined using the same assumptions applicable for valuing pension benefits for purposes of our financial statements. See "Pension benefits table" on page 81.

Effective June 30, 2012, Bank of America froze pension plan accruals under all of its U.S. pension plans for all employees. As a result, the named executive officers are not accruing any additional pension benefits with respect to any compensation or service after June 30, 2012.

For Mr. Moynihan, the amount reported above under "Change in pension value" is primarily the result of annuity benefits under a legacy supplemental retirement plan frozen since 2005. The monthly annuity benefit amount has not changed since the supplemental retirement plan was frozen. However, the present value of the benefit increases each year because he is one year older.

The above-market earnings on nonqualified deferred compensation result from Mr. Moynihan's participation in a pre-1998 legacy FleetBoston deferred compensation plan. See "Nonqualified deferred compensation table" on page 82.

(7) The following table shows amounts included in the "All other compensation" column for each named executive officer in 2023. This column includes the perquisites received by a named executive officer to the extent the total value of such perquisites was equal to or exceeded $10,000, as required under SEC rules.

2023 All other compensation table

Name	Benefit, tax, and financial advisory services and annual physical exam ($)	Use of corporate aircraft ($)	Matching & other employer contributions to qualified plans ($)	Tax equalization and related fees ($)
Brian T. Moynihan	25,160	340,658	20,000	0
Alastair M. Borthwick	31,560	0	20,000	0
Dean C. Athanasia	31,560	0	20,000	0
James P. DeMare	25,160	0	20,000	0
Matthew M. Koder	31,560	0	7,500	283,593

For certain amounts reported in the "Summary compensation table" and this table, the incremental cost to us in providing the benefits differs from the out-of-pocket cost and is determined as follows:

Benefit	Determination of incremental cost
Benefit, tax, and financial advisory services	Determined using a method that takes into account our actual direct expenses (such as rent, applicable compensation and benefits, and travel) paid with respect to our employees who provide benefit, tax, and financial advisory services to our named executive officers and other eligible executives.
Use of corporate aircraft	For corporate-owned or leased aircraft, determined using a method that takes into account variable costs such as landing fees, aircraft fuel expense, and plane repositioning costs. Since we use our aircraft primarily for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries and the acquisition costs of corporate-owned or -leased aircraft. For aircraft provided by a third-party vendor, determined using a method that takes into account the contracted per-hour costs, fuel charges, segment fees, and taxes, as well as a proportional share of the monthly management fee and insurance costs. Aggregate incremental cost, if any, of travel by the named executive officer's spouse or guest when accompanying the named executive officer also is included.

All use of our corporate aircraft by our named executive officers in 2023 was consistent with our policy. In late 2017, we amended our policy to require Mr. Moynihan to use only corporate aircraft for all business, commuting, and personal flights. We generally do not consider amounts related to business- and/or business-development related flights as compensation to Mr. Moynihan, and we consider the amounts related to Mr. Moynihan's required personal and commuting use of our corporate aircraft to be necessary business expenses for reasons of security, personal safety, and efficiency. However, SEC rules require that we include in the "Summary compensation table" the value of certain flights or portions of certain flights as a perquisite.

Therefore, the amount shown for Mr. Moynihan for use of corporate aircraft primarily reflects the aggregate incremental cost to our company for: (i) elements of business- and/or business-development related flights and (ii) all personal flights taken for non-commuting, non-business purposes. Under his aircraft time-sharing agreement, during 2023 Mr. Moynihan reimbursed our company for certain incremental costs of flights on our corporate aircraft for commuting purposes. Mr. Moynihan is responsible for his own taxes on any imputed income resulting from his personal use of our corporate aircraft.

The tax equalization and related fees amount shown for Mr. Koder represents tax equalization payments and related preparation fees for trailing income from restricted stock units granted prior to April 1, 2019. The agreement providing for tax equalization rights was entered into prior to Mr. Koder's appointment as an executive officer and his relocation to the United States.

Though included in the "Summary compensation table" as "All other compensation," this table does not include any incremental cost to us for certain meals received by named executive officers while working in the office, any travel expenses to attend company meetings by named executive officers' spouses or guests, cybersecurity benefits, or any other incidental event-related expenses incurred during the year.

Neither the amounts noted in the "Summary compensation table" nor those noted in this table include any amounts for personal benefits provided to our named executive officers for which we believe there is no aggregate incremental cost to us, including assistance with travel arrangements and use of corporate-owned or -leased apartments and vehicles, and travel by spouses or guests on corporate or third-party vendor aircraft and the use of ground transportation and shared lodging when accompanying an executive traveling for a business-related purpose.

Grants of plan-based awards table

The following table shows additional information regarding CRSUs, PRSUs, and TRSUs granted to our named executive officers in 2023. For information about equity-based awards granted to our named executive officers in February 2023 for 2022 performance, see "Compensation discussion and analysis" beginning on page 53.

Grants of plan-based awards in 2023

Name	Award type	Grant date	Approval date	Estimated future payouts under equity incentive plan awards(1) Threshold (#)	Target (#)	Maximum (#)	All other stock awards: number of shares of stock or units (#)	Grant date fair value of stock awards ($)(2)
Brian T. Moynihan	CRSU	2/15/2023	2/1/2023	—	—	—	237,303	8,438,495
	PRSU	2/15/2023	2/1/2023	131,834	395,504	395,504	—	12,349,692
	TRSU	2/15/2023	2/1/2023	—	—	—	158,202	4,939,889
Alastair M. Borthwick	PRSU	2/15/2023	1/31/2023	26,367	79,101	79,101	—	2,469,945
	TRSU	2/15/2023	1/31/2023	—	—	—	79,101	2,469,945
Dean C. Athanasia	PRSU	2/15/2023	1/31/2023	35,803	107,411	107,411	—	3,353,930
	TRSU	2/15/2023	1/31/2023	—	—	—	107,411	3,353,930
James P. DeMare	PRSU	2/15/2023	1/31/2023	49,958	149,876	149,876	—	4,679,908
	TRSU	2/15/2023	1/31/2023	—	—	—	149,876	4,679,908
	TRSU(3)	1/31/2023	1/31/2023	—	—	—	150,000	5,322,000
Matthew M. Koder	PRSU	2/15/2023	1/31/2023	40,799	122,399	122,399	—	3,821,933
	TRSU	2/15/2023	1/31/2023	—	—	—	122,399	3,821,933

(1) The number of PRSUs reported above assumes that the performance standard achieved is at threshold, target, or maximum for both the three-year average ROA, and average growth in adjusted TBV performance metrics; see "PRSUs" on page 77. There is no upside payout opportunity for this award: the target amount is the maximum that can be re-earned.

(2) The number of CRSUs, PRSUs, and TRSUs granted in 2023 (excluding the award described in footnote 3 below, which was granted as a fixed number of shares) was calculated by dividing the original award value determined by our Compensation and Human Capital Committee by the average closing price of our common stock for the 10-day period ending on, and including, the grant date. Because the grant date fair value for these awards (excluding the award described in footnote 3) is based on the closing price of our common stock on the grant date ($35.56) on February 15, 2023, the dollar amount of the grant date fair value will differ slightly from the original award value determined by our Compensation and Human Capital Committee. The grant date fair value of the PRSUs and the TRSUs granted in 2023 (excluding the TRSUs granted to Mr. DeMare described in footnote 3 below) includes a discount of approximately 12% to reflect the impact of post-vesting transfer restrictions on the value of these awards. For additional information about the applicable assumptions for determining the grant date fair value of restricted stock unit awards, see footnote 5 to the "Summary compensation table".

(3) As described in more detail on page 66 in "Management team stock award," Mr. DeMare was granted an award of 150,000 restricted stock units in February 2023, which vests in two equal annual installments beginning February 15, 2026. While the award was granted to Mr. DeMare on February 15, 2023, SEC rules require disclosure of the grant date in accordance with FASB ASC Topic 718. Under ASC 718, the grant date is January 31, 2023, and the grant date fair value is based on the closing price of our common stock on that day ($35.48). This award does not provide Qualifying Termination protection. For more information on this award, see "TRSUs" on page 78.

Equity-based awards granted in 2023

The following describes the material terms of the CRSUs, PRSUs, and TRSUs granted to our named executive officers in 2023 in recognition of their performance in 2022 and to encourage their long-term service to the company:

Clawbacks and covenants applicable to all equity-based awards

- Each equity-based award may be forfeited or recouped for detrimental conduct or the violation of anti-hedging/derivative transactions policies.
- Awards also are subject to recoupment under our Incentive Compensation Recoupment Policy, which was updated in September 2023 to reflect the SEC's final rules implementing Section 954 of the Dodd-Frank Act.

CRSUs (only for Mr. Moynihan)

- The CRSU award granted in February 2023 vested and was paid monthly in cash over 12 months from March 2023 through February 2024, based on the closing price of our common stock as of the 15th day of each month.
- Any unpaid portion of the award was subject to immediate full vesting and payment in case of termination of employment due to death or disability, and would have been forfeited for any other termination reason during the vesting period.

PRSUs

- The PRSUs granted in February 2023 are re-earned based on ROA and growth in adjusted TBV standards (tax-normalized) over a three-year performance period from January 1, 2023 through December 31, 2025. The following highlights the performance metrics and standards of these PRSU awards:
  - "Three-year Average ROA (tax-normalized)" means the average "return on assets" for the three calendar years in the performance period. For this purpose, "return on assets" will be determined at the conclusion of each year based on the generally accepted accounting principles (GAAP) definition and, to the extent necessary, normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.
  - "Three-year Average Growth in Adjusted TBV" means the average year-over-year percentage change in "adjusted tangible book value" for the three calendar years in the performance period. For this purpose, "adjusted tangible book value" for each year will equal our total common shareholders' equity, less (a) the cumulative impact of any capital actions approved by our company's Board and completed by Bank of America during the performance period, and less (b) the sum of the carrying value of: (i) goodwill and (ii) intangible assets excluding mortgage servicing rights; adjusted for (iii) deferred tax liabilities directly related to (i) and (ii). Each year-over-year percentage change is measured after the conclusion of each calendar year using the beginning balance as of January 1 and the ending balance as of December 31 of that year and, to the extent necessary, will be normalized to exclude the material effects of changes in the Internal Revenue Code of 1986 and related regulations adopted after the first day of the performance period.
  - The awards are equally weighted with 50% based on ROA standards (tax-normalized) and 50% based on adjusted TBV growth standards. The portion of the PRSUs earned for the performance period depends on the level of our average ROA and adjusted TBV growth. No PRSUs will be earned if results are below the minimum standards. Results above the 33 ⅓% minimum standard will be interpolated on a straight-line basis between the two nearest standards.

Three-year average ROA (tax-normalized) (50% weighting)

Standard	% Earned
<50bps	0%
50bps	33 ⅓ %
65bps	66 ⅔ %
≥80bps	100%

Three-year average growth in adjusted TBV (50% weighting)

Standard	% Earned
<5.25%	0%
5.25%	33 ⅓ %
7.00%	66 ⅔ %
≥8.50%	100%

- Any PRSUs earned for the performance period will be settled on March 1, 2026 in shares of our common stock, net of applicable taxes. There is no upside payout opportunity for this award: 100% is the maximum that can be re-earned.
- Cash dividend equivalents, if any, are accrued and paid only if and when the underlying units become vested and payable.
- To encourage sustainable, long-term performance, PRSUs are subject to performance-based cancellation, and payment on a settlement date is specifically conditioned on our company or the applicable segments remaining profitable over the performance period. If a loss is determined to have occurred, our Compensation and Human Capital Committee, together with key control functions, will review losses and the executive officer's accountability. The Committee will then make a final determination to either take no action or to cancel all or a portion of the part of the executive officer's award otherwise payable as of the applicable settlement date. All such determinations will be final and binding.
- The following chart shows how the PRSUs are treated if a named executive officer terminates employment:

Reason for termination	Impact on vesting and payment date
Death	Full vesting at the maximum level; immediate payment
Disability	Continue to earn and pay per schedule, subject to return on assets and adjusted TBV performance, covenants,(1) and performance-based cancellation
Involuntary for cause(2)	Canceled
Involuntary without cause or voluntary	Canceled, unless eligible for Qualifying Termination
Qualifying Termination(3)	Continue to earn and pay per schedule, generally provided the executive officer does not subsequently work for a competitive business and annually provides a written certification of compliance and subject to return on assets and adjusted TBV performance, covenants,(1) and performance-based cancellation

(1) Covenants for vesting purposes are nonsolicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies. Awards also are subject to recoupment: (i) under our Incentive Compensation Recoupment Policy, which was updated in September 2023 to reflect the SEC's new final rules implementing Section 954 of the Dodd-Frank Act, and (ii) in case of violation of covenants regarding detrimental conduct and anti-hedging/derivative transactions policies.

(2) For purposes of these awards, "cause" is generally defined as a termination of an employee's employment if it occurs in conjunction with a determination that the employee has: (i) committed an act of fraud or dishonesty in the course of his employment; (ii) been convicted of (or pleaded no contest with respect to) a crime constituting a felony or a crime of

comparable magnitude under applicable law (as determined by Bank of America in its sole discretion); (iii) committed an act or omission which causes the employee or Bank of America or its subsidiaries to be in violation of federal or state securities laws, rules or regulations, and/or the rules of any exchange or association of which Bank of America or its subsidiaries is a member, including statutory disqualification; (iv) failed to perform job duties where such failure is injurious to Bank of America or any subsidiary, or to Bank of America's or such subsidiary's business interests or reputation; (v) materially breached any written policy applicable to employees of Bank of America Corporation and its subsidiaries, including, but not limited to, the Bank of America Corporation Code of Conduct and General Policy on Insider Trading; or (vi) made an unauthorized disclosure of any confidential or proprietary information of Bank of America Corporation or its subsidiaries or has committed any other material violation of Bank of America's written policies regarding confidential and proprietary information.

(3) A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or "cause") after the executive has met certain specified age and/or service requirements. For awards granted before February 15, 2022, the named executive officers must have at least 10 years of service and their age and years of service must add up to at least 60 (sometimes referred to in prior years as "Rule of 60"). For awards granted on or after February 15, 2022, but before February 15, 2024, the named executive officers must have at least 10 years of service and reached at least age 50. For awards granted on or after February 15, 2024, the named executive officers must have at least 10 years of service and reached at least age 55 or must have reached at least age 60.

TRSUs

- The TRSUs granted in February 2023 for performance in 2022 vest ratably over four years and are payable in shares of our common stock, net of applicable taxes.
  - Cash dividend equivalents are accrued and paid only if and when the underlying units become vested and payable.
  - Treatment upon termination of employment is substantially the same as for the PRSUs noted above.
  - The TRSUs are subject to substantially the same performance-based cancellation as the PRSUs noted above in case of losses during the vesting period.
- A 2021 letter agreement between the company and Mr. DeMare provides for continued vesting of his restricted stock units upon his termination, subject to Mr. DeMare's compliance with certain covenants, including not working for named competitive businesses. This letter agreement does not provide for continued vesting of the management team stock award granted to Mr. DeMare on February 15, 2023, described in more detail in "Management team stock award" on page 66. For more information regarding the letter agreement, please see "Potential payments upon termination or change in control" on page 84.

Retention requirements applicable to named executive officers

- 50% of the net after-tax shares received from PRSUs and TRSUs granted in February 2023 to the Chief Executive Officer must be retained until one year after retirement.
- 50% of the net after-tax shares received from PRSUs and TRSUs granted in February 2023 to the other named executive officers must be retained until retirement.

Year-end equity values and equity exercised or vested table

As of December 31, 2023, there were no outstanding stock options. The table below shows certain information about unvested restricted stock unit awards held by our named executive officers as of December 31, 2023:

Outstanding equity awards as of December 31, 2023

	Stock awards			
Name	Number of shares/ units of stock that have not vested (#)	Market value of shares/ units of stock that have not vested ($)[1]	Equity incentive plan awards: number of unearned shares/ units of stock that have not vested (#)	Equity incentive plan awards: market value of unearned shares/ units of stock that have not vested ($)[1]
Brian T. Moynihan	71,274[2]	2,399,796	—	—
	356,369[3]	11,998,944	—	—
	95,115[4]	3,202,522	317,048[5]	10,675,006
	158,202[6]	5,326,661	395,504[7]	13,316,620
	39,551[8]	1,331,682	—	—
Alastair M. Borthwick	50,000[9]	1,683,500	—	—
	78,634[2]	2,647,607	—	—
	50,000[10]	1,683,500	—	—
	48,338[4]	1,627,540	64,450[5]	2,170,032
	50,000[11]	1,683,500	—	—
	79,101[6]	2,663,331	79,101[7]	2,663,331
Dean C. Athanasia	49,272[2]	1,658,988	—	—
	98,544[3]	3,317,976	—	—
	65,490[4]	2,205,048	87,319[5]	2,940,031
	150,000[11]	5,050,500	—	—
	107,411[6]	3,616,528	107,411[7]	3,616,528
James P. DeMare	50,000[9]	1,683,500	—	—
	70,391[2]	2,370,065	—	—
	50,000[10]	1,683,500	—	—
	34,940[10]	1,176,430	—	—
	17,470[12]	588,215	—	—
	189,190[4]	6,370,027	—	—
	149,876[6]	5,046,325	149,876[7]	5,046,325
	150,000[13]	5,050,500	—	—
Matthew M. Koder	50,000[9]	1,683,500	—	—
	90,388[2]	3,043,364	—	—
	50,000[10]	1,683,500	—	—
	44,866[10]	1,510,638	—	—
	50,000[14]	1,683,500	—	—
	22,433[12]	755,319	—	—
	211,020[4]	7,105,043	—	—
	122,399[6]	4,121,174	122,399[7]	4,121,174

(1) Value is based on the closing price of our common stock on December 29, 2023, which was $33.67 per share.

(2) *2021 TRSUs.* One-half of the outstanding award vested and was paid on February 15, 2024, one-half is scheduled to vest and be paid on February 15, 2025.

(3) *2021 PRSUs (Performance Period Complete).* Represents restricted stock units re-earned at the conclusion of the performance period at 100% of the set performance standard and that were outstanding as of December 31, 2023. These restricted stock units vested and were paid on March 1, 2024. See the description of our company's performance and satisfaction of the performance measures for the 2021 PRSUs in "Compensation discussion and analysis" beginning on page 53. See also the description of the 2021 PRSUs and vesting terms following "Grants of plan-based awards table" on page 73 of our 2022 proxy statement.

(4) *2022 TRSUs.* One-third of the outstanding award vested and was paid on February 15, 2024, one-third is scheduled to vest and be paid on February 15, 2025, and one-third is scheduled to vest and be paid on February 15, 2026.

(5) *2022 PRSUs (Performance Period Not Complete).* Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2024. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2022 PRSUs and vesting terms following "Grants of plan-based awards table" on page 70 of our 2023 proxy statement.

(6) *2023 TRSUs.* One-fourth of the outstanding award vested and was paid on February 15, 2024, one-fourth is scheduled to vest and be paid on February 15, 2025, one-fourth is scheduled to vest and be paid on February 15, 2026, and one-fourth is scheduled to vest and be paid on February 15, 2027.

(7) *2023 PRSUs (Performance Period Not Complete).* Vesting is based on our company's achievement of specific ROA and growth in adjusted TBV goals over a three-year performance period ending December 31, 2025. The number of PRSUs shown in the table above is based on achievement of maximum performance. See the description of the 2023 PRSUs and vesting terms following "Grants of plan-based awards table" on page 76.

(8) *2023 CRSUs.* These vested and were paid on January 15 and February 15, 2024.

(9) This award is scheduled to vest and be paid on July 24, 2024.

(10) One-half of the outstanding award vested and was paid on February 15, 2024, and one-half is scheduled to vest and be paid on February 15, 2025.

(11) One-half of the outstanding award is scheduled to vest and be paid on February 15, 2025, and one-half is scheduled to vest and be paid on February 15, 2026.

(12) This award is scheduled to vest and be paid on August 15, 2024.

(13) One-half of the outstanding award is scheduled to vest and be paid on February 15, 2026, and one-half is scheduled to vest and be paid on February 15, 2027.

(14) This award is scheduled to vest and be paid on June 1, 2024.

The following table shows information regarding the value of restricted stock units that vested during 2023:

Stock vested in 2023

	Stock awards	
Name	Number of shares acquired on vesting (#)(1)	Value realized on vesting ($)(2)
Brian T. Moynihan	667,896	22,046,945
Alastair M. Borthwick	241,352	8,385,227
Dean C. Athanasia	168,906	5,879,807
James P. DeMare	334,013	11,582,071
Matthew M. Koder	577,437	18,819,897

(1) This column includes the gross number of CRSUs (Mr. Moynihan only), PRSUs, and/or TRSUs that were settled and paid in cash or stock during 2023 and includes any amounts that were withheld for applicable taxes. The following number of cash-settled units vested for each of our named executive officers: Mr. Moynihan, 229,457; Mr. Borthwick, 50,000; Mr. DeMare, 50,000; and Mr. Koder, 193,885.

(2) The value represents the gross number of shares or units that vested, multiplied by the closing price of our common stock on the applicable vesting date, including the value of shares withheld for applicable taxes. Shares acquired by our named executive officers are subject to our stock ownership and retention requirements, as applicable. These requirements are discussed in "Stock ownership & retention requirements" on page 71.

Pension benefits table

The following table provides information regarding the retirement benefits our named executive officers may receive under our defined benefit pension plans in which they participate, all of which have been frozen (meaning that benefits are no longer accruing for compensation or service after the plan freeze date).

Pension benefits in 2023

Name	Plan name	Number of years credited service (#)(1)	Present value of accumulated benefit ($)(2)
Brian T. Moynihan	Legacy Pension Plan(3)	19.25	473,236
	Legacy RIAP	19.25	289,450
	Legacy Supplemental Retirement Plan	12.75	11,493,300
Alastair M. Borthwick	Legacy Pension Plan(3)	6.83	71,011
	Legacy Pension Restoration Plan	6.83	1,675
Dean C. Athanasia	Legacy Pension Plan(3)	16.25	304,564
	Legacy RIAP	16.25	26,322
James P. DeMare(4)	N/A	—	—
Matthew M. Koder(4)	N/A	—	—

(1) The years of credited service for Messrs. Moynihan, Borthwick, and Athanasia are less than their actual service with us, which at December 31, 2023 was as follows for each named executive officer: 30.75 years for Mr. Moynihan, 18.33 years for Mr. Borthwick, 27.75 years for Mr. Athanasia, 15.17 years for Mr. DeMare, and 12.58 years for Mr. Koder. In addition, Mr. Moynihan's years of credited service under the Legacy Supplemental Retirement Plan are less than his years of credited service under the pension plan because Mr. Moynihan requested his Legacy Supplemental Retirement Plan be frozen in 2005 (six and a half years before the pension plan was frozen).

(2) The value of plan benefits reflects the actuarial present value of each named executive officer's accumulated benefits under the pension plans in which the named executive officer participates. The present value was determined using the same assumptions applicable for valuing pension benefits in our financial statements. See Note—Employee Benefit Plans to the Consolidated Financial Statements for the 2023 fiscal year included in our 2023 Form 10-K.

(3) The Bank of America Pension Plan includes the Fleet Legacy Pension Plan and the Bank of America Legacy Pension Plan as component plans. Messrs. Moynihan and Athanasia are participants in the legacy Fleet component plan. Mr. Borthwick is a participant in the legacy Bank of America component plan.

(4) Messrs. DeMare and Koder do not participate in any tax-qualified pension plans or restoration or supplemental retirement plans.

The following describes the material features of our pension plans in which the named executive officers participate.

Qualified pension plan. During 2023, Messrs. Moynihan, Borthwick, and Athanasia each participated in one of the legacy components of The Bank of America Pension Plan (Legacy Pension Plan). The component plans are cash balance pension plans where notional cash balance accounts grow based on notional credits. As of June 30, 2012, participants no longer receive compensation credits or years of credited service under the Legacy Pension Plan.

Participants in the legacy Fleet component plan continue to receive notional interest credits based on the one-year U.S. Treasury Note yield, subject to a minimum annual rate of 3.25%. Participants in the legacy Bank of America component plan continue to receive notional interest credits based on the 10-year U.S. Treasury Note yield for their post-2007 accounts and notional investment credits based on selected investment choices for their pre-2008 accounts.

All participating named executive officers are vested under the Legacy Pension Plan and can receive their cash balance account in a lump-sum, or an actuarial equivalent form of benefit.

Nonqualified pension plans. During 2023, certain named executive officers held accounts in one or more of the following:

- The Bank of America Pension Restoration Plan (Legacy Pension Restoration Plan)
- Retirement Income Assurance Plan for Legacy Fleet (Legacy RIAP)
- FleetBoston Financial Corporation Supplemental Executive Retirement Plan (Legacy Supplemental Retirement Plan)

The Legacy Pension Restoration Plan and Legacy RIAP provide benefits for qualified pension plan participants whose retirement benefits were reduced due to IRS limits on qualified plans. These plans were frozen, at the same time the qualified plan was frozen, effective June 30, 2012. Each participating named executive officer's nonqualified pension plan benefits are fully vested and payable as either a lump-sum or annual installments over a period of up to 10 years beginning in a year after termination (other payment options may be available for legacy benefits).

Mr. Moynihan's Legacy Supplemental Retirement Plan benefit is equal to a percentage of final average compensation (based on compensation previously frozen in 2005), reduced by benefits from the legacy Fleet component of the Legacy Pension Plan, and the Legacy RIAP. Mr. Moynihan's participation in the Legacy Supplemental Retirement Plan was frozen at his request effective December 31, 2005, and he elected this benefit to be payable as a lump-sum payment determined using the actuarial assumptions in effect under the Legacy Pension Plan in 2005.

Nonqualified deferred compensation table

The following table shows information about the participation by each named executive officer in our nonqualified deferred compensation plans.

Nonqualified deferred compensation in 2023

Name	Plan name	Executive contributions in 2023 ($)	Aggregate earnings in 2023 ($)[1]	Aggregate withdrawals/ distributions ($)	Aggregate balance at December 31, 2023 ($)[2]
Brian T. Moynihan	Deferred Compensation Plan	0	159,164	0	899,989
	Legacy Deferred Compensation Plan	0	378,580	0	3,533,417
	Legacy Supplemental Plan	0	507,293	0	1,677,960
Alastair M. Borthwick	Deferred Compensation Plan	0	10,547	0	220,134
Dean C. Athanasia	Deferred Compensation Plan	0	1,398,258	0	6,002,441
	Legacy Deferred Compensation Plan	0	23,303	0	604,119
	Legacy Supplemental Plan	0	7,424	0	35,784
	Legacy ESA Plan	0	48,790	0	988,872
James P. DeMare	Deferred Compensation Plan	0	0	0	0
Matthew M. Koder	Deferred Compensation Plan	0	0	0	0

(1) The Deferred Compensation Plan allows participants to direct their deferrals among the same investment choices as available under The Bank of America 401(k) Plan. The Legacy Deferred Compensation Plan credits pre-1998 deferrals with interest at an annual rate of 12%, which cannot be changed due to the FleetBoston acquisition. Deferrals made under the plan between 1998 and 2001 are credited with interest at an annual rate of 4% and 2002 deferrals receive interest based on the return for the one-year Treasury Bill. The Legacy Supplemental Plan offered participants the following investment options, which posted the corresponding returns for 2023: Columbia Core Bond Fund, 7.17%; Columbia Large Cap Growth Fund, 43.87%; Invesco Equity & Income Fund, 9.99%; and Stable Value Fund, 2.40%. The Legacy ESA Plan credits plan accounts with interest at a rate equal to the prior month's one-year constant maturity Treasury rate, as determined each month by the Federal Reserve Board, compounded daily.

(2) The following table identifies amounts that have already been reported as compensation in our "Summary compensation table" for the current or prior years:

Name	Amount of 2023 contributions and earnings reported as compensation in our "2023 Summary compensation table" ($)	Amounts in "Aggregate balance at December 31, 2023" column reported as compensation in our "Summary compensation tables" for prior years ($)
Brian T. Moynihan	139,128	1,259,702
Alastair M. Borthwick	0	0
Dean C. Athanasia	0	220,000
James P. DeMare	0	0
Matthew M. Koder	0	0

The following describes the material features of our nonqualified deferred compensation plans in which the named executive officers participate.

Deferred compensation plan. Each of our named executive officers is eligible to participate in the Bank of America Deferred Compensation Plan (Deferred Compensation Plan), which is a nonqualified retirement savings plan that allows for deferrals above the IRS limits on qualified plans.

Participants may elect to defer up to 50% of base salary and up to 75% of certain eligible incentive awards. Employer contributions made under the plan, if any, when combined with the employer contributions under the 401(k) plan, will not exceed the maximum employer contributions allowable under the 401(k) Plan—$12,500 for matching contributions and $7,500 for annual company contributions. Participants may generally elect to receive their distribution in a lump-sum payment or installments payable up to 15 years. Participants are not subject to U.S. federal income tax on amounts that they deferred or any notional investment earnings (based on elections of the same investment options as under the 401(k) Plan) until those amounts are distributed to them, and we do not take a tax deduction on these amounts until they are distributed.

Legacy deferred compensation plan. Messrs. Moynihan and Athanasia each have an account under the FleetBoston Financial Corporation Executive Deferred Compensation Plan No. 2 (Legacy Deferred Compensation Plan), which is a nonqualified retirement savings plan. Prior to being closed to deferrals in 2002, participants could defer base salary and certain bonuses under the plan. Participants can elect payments in a lump-sum or up to 15 annual installments either on or after termination of employment, but not beyond the year in which the participant turns 65.

Legacy supplemental plan. Messrs. Moynihan and Athanasia each have an account under the FleetBoston Financial Corporation Executive Supplemental Plan (Legacy Supplemental Plan), which is a nonqualified retirement savings plan that allowed deferrals above the IRS limits on qualified plans. This plan was closed to contributions in 2004. Payments are made in a lump-sum or up to 15 annual installments beginning in the year of termination of employment or any later year elected by the participant, but not beyond the year in which the participant turns 65.

Legacy ESA plan. Mr. Athanasia has a nonqualified deferred compensation account that was established prior to FleetBoston's merger with Bank of America Corporation and funded by employer contributions (Legacy ESA Plan). This plan was closed to contributions in 2004. Upon his termination of employment, Mr. Athanasia will be paid in equal installments over a one-year restrictive covenant period, unless he terminates due to death or disability.

Potential payments upon termination or change in control

We do not have any agreements with our named executive officers that provide for cash severance payments upon termination of employment or a change in control. In addition, since 2002, we have maintained the Bank of America Corporation Corporate Policy Regarding Seeking Stockholder Approval of Future Severance Agreements (the Severance Agreement Approval Policy). Under our Severance Agreement Approval Policy, we will not enter into employment or severance agreements with our executive officers that provide severance benefits exceeding two times base salary and bonus (as defined under the Severance Agreement Approval Policy), unless the agreement has been approved by our shareholders.

Potential payments from equity-based awards

Our equity-based awards to our named executive officers include standard provisions that cause awards to vest or be forfeited upon termination of employment, depending on the reason for termination. These provisions for awards granted in 2023 are described in more detail on page 76, and those details can be found for awards granted in prior years in our prior proxy statements.

In general, our awards provide for continued payments on the original schedule after certain types of termination of employment, subject to the following conditions, as applicable in individual award agreements:

- In case of a "Qualifying Termination", the award continues to be paid according to the award's payment schedule if the executive complies with certain covenants, including not working for a competitive business. A Qualifying Termination means any voluntary or involuntary termination (other than for death, disability, or cause) after the executive has met certain specified age and/or service requirements. For awards granted before February 15, 2022, the named executive officers must have at least 10 years of service and their age and years of service must add up to at least 60 (sometimes referred to in prior years as "Rule of 60"). For awards granted on or after February 15, 2022 but before February 15, 2024, the named executive officers must have at least 10 years of service and reached at least age 50. Currently, each of the named executive officers meets the applicable requirements for a Qualifying Termination. For awards granted on or after February 15, 2024, the named executive officers must have at least 10 years of service and reached at least age 55 or must have reached at least age 60.
- Awards remain subject to performance-based cancellation prior to payment and may be canceled in whole or in part if losses occur. Awards also can be canceled or recouped if the executive engages in detrimental conduct. Further, under our Incentive Compensation Recoupment Policy, which was updated in September 2023 to reflect the SEC's final rules implementing Section 954 of the Dodd-Frank Act, the Board can require reimbursement of any incentive compensation paid to an executive officer whose fraud or intentional misconduct causes our company to restate its financial statements and can claw back certain incentive compensation if an accounting restatement is required.

Awards to our named executive officers under the BACEP are generally designed to be paid per schedule if an executive's employment is terminated without "cause" or for "good reason" within two years after a change in control. This change in control treatment is often referred to as "double trigger" vesting, because it requires both: (i) a change in control and (ii) a subsequent involuntary termination (either by our company without "cause" or by the executive for "good reason"). The BACEP does not provide our executive officers "single trigger" vesting upon a change in control.

If a named executive officer is terminated for "cause," our equity-based awards provide that the awards will be forfeited.

The following table shows the value of equity awards that would have been payable, subject to the non-compete or compliance with covenants, as applicable, for a termination of employment as of December 31, 2023. For this purpose, restricted stock units were valued at our closing price as of December 29, 2023, which was $33.67 per share. Due to a number of factors that affect the nature and amount of any benefits provided upon termination of employment, any actual amounts paid or distributed may vary from the amounts listed below. Factors that could affect these amounts include the time during the year of any such event, any accrued but unpaid cash dividend equivalents and related interest, and the price of our common stock.

Potential payments from restricted stock units

Name	Death	Disability		Termination with good reason or without cause within two years following change in control[(2)]	All other terminations except for cause
	Payable immediately ($)	Payable immediately ($)	Payable per award schedule, subject to conditions ($)[(1)]	Payable per award schedule, subject to conditions ($)	Payable per award schedule, subject to conditions ($)[(1)]
Brian T. Moynihan	50,611,375	1,331,682	49,279,693	49,279,693	49,279,693
Alastair M. Borthwick	17,740,990	0	17,740,990	17,740,990	12,325,400[(3)]
Dean C. Athanasia	23,533,107	0	23,533,107	23,533,107	18,211,487
James P. DeMare[(4)]	30,367,126	0	30,367,126	30,367,126	25,176,424[(3)]
Matthew M. Koder	27,116,328	0	27,116,328	27,116,328	21,671,668[(3)]

(1) The conditions for payment include: (i) compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transactions policies; (i) the performance-based cancellation described above; and (iii) compliance with the Qualifying Termination conditions described above (other than in case of Disability), as provided in individual award agreements. Where applicable, the table includes the value of PRSUs granted in 2022 and 2023, assuming the maximum number of units are earned, although actual payout is dependent upon the future achievement of specified performance standards. The value of the portion of the 2021 PRSUs that were earned as of December 31, 2023 is also included, which was 100% of the units granted.

(2) If, within two years following a change in control, the executive's employment is terminated by our company without "cause" or by the executive for "good reason," the executive's PRSU awards will be immediately earned at the 100% standard level and paid per the original schedule. TRSUs will continue to be paid per the original schedule. Payment of the PRSUs is subject to performance-based cancellation. The definition of "cause" is described in more detail under the "Grants of Plan-Based Awards Table." The definition of "good reason" for this purpose means: (i) a material diminution in the executive's responsibility, authority, or duty, (ii) a material reduction in the executive's base salary (with certain exceptions), or (iii) a relocation greater than 50 miles. Certain notice and cure requirements apply in order to claim "good reason."

(3) Certain awards granted to Messrs. Borthwick, DeMare and Koder provide that these executives' equity-based awards may continue to vest according to their original schedule if the executive's employment is terminated due to a workforce reduction or divestiture. In the event of such a termination, the value of the equity-based awards payable to Mr. Borthwick as of December 31, 2023, would have been $15,967,117 for Mr. Borthwick, $25,176,424 for Mr. DeMare, and $27,116,328 for Mr. Koder, subject to conditions for payment including compliance with covenants regarding non-solicitation, detrimental conduct, and compliance with anti-hedging/derivative transaction policies.

(4) Pursuant to a November 2021 letter agreement between Mr. DeMare and the company, Mr. DeMare is entitled to an award of cash-settled TRSUs on the first business day following his termination. These cash-settled TRSUs will replace any restricted stock units that Mr. DeMare previously received but which lack Qualifying Termination provisions and therefore are forfeited upon his termination. The cash-settled TRSUs will vest on the same schedule as the restricted stock units that are forfeited upon Mr. DeMare's termination, subject to Mr. DeMare's compliance with certain covenants, including not engaging in detrimental conduct and not working for certain competitive businesses. However, this letter agreement does not provide for continued vesting of the management team stock award granted to Mr. DeMare on February 15, 2023, described in more detail in "Management team stock award" on page 66.

Other potential payments

Following termination of employment, our named executive officers receive payment of retirement benefits and nonqualified deferred compensation benefits under our various plans in which they participate. The value of those benefits as of December 31, 2023 is set forth in the sections above entitled "Pension benefits table" and "Nonqualified deferred compensation table." There are no special or enhanced benefits under those plans for our named executive officers, and all of our named executive officers are fully vested in the benefits discussed in those sections.

We make tax and financial planning advisory services available to our named executive officers during their employment with us. The standard form of this benefit continues through the end of the year in which the executive ceases employment, including preparation of that year's tax returns. This benefit may continue for an extended term of up to five years if the executive meets the age and service standard for a Qualifying Termination and does not engage in any full-time employment. The benefit offered during the extended term will end during the calendar year any other full-time employment begins; the benefit, however, will end immediately following termination for cause, or if the executive engages in detrimental conduct or begins employment with a named competitor.

Benefits-eligible Bank of America employees who retire with at least 10 years of service and their age plus years of service equal to at least 60 have access to continued coverage under our group health plan program, but the employee generally must pay for the full cost of that coverage on an after-tax basis without any employer subsidy.

CEO pay ratio

Below is: (i) the 2023 annual total compensation of our CEO; (ii) the 2023 annual total compensation of our median employee; (iii) the ratio of the annual total compensation of our CEO to that of our median employee; and (iv) the methodology we used to calculate our CEO pay ratio:

CEO pay ratio	
CEO annual total compensation*	$28,579,834
Median employee annual total compensation	$ 124,221
CEO to median employee pay ratio	230:1

* This annual total compensation is the "Summary compensation table" amount, plus certain nondiscriminatory benefits (including health insurance).

Methodology

Our CEO pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules. Our methodology and process is explained below:

- **Determined employee population.** We began with our global employee population as of October 1, 2023, including full-time, part-time, and seasonal or temporary workers, employed by Bank of America or our consolidated subsidiaries, but excluding our CEO.
- **Identified the median employee.** We calculated compensation for each employee using base salary as of October 1, 2023 and estimated overtime, plus performance year 2022 cash incentives paid and equity awards granted in 2023. We identified employees within $500 of the median compensation and removed those employees who had anomalous compensation characteristics. For each remaining employee, we estimated total compensation using a method similar to the "Summary compensation table" rules, but including employer health insurance contributions and the value of other benefits, and then identified the median employee. However, as permitted by SEC rules, we selected a median employee who had compensation substantially similar to our 2023 median employee because our 2023 median employee's incentive compensation structure changed mid-year resulting in a significant increase to their compensation.
- **Calculated CEO pay ratio.** We calculated our median employee's annual total compensation for 2023 according to the SEC's instructions for preparing the "Summary compensation table," including employer health insurance contributions and the value of other benefits. We then calculated our CEO's annual total compensation using the same approach to determine the pay ratio shown above.

We invest in our employees at all levels in the company by rewarding performance that balances risk and reward, empowering professional growth and development, and by offering affordable benefits and programs that meet the diverse needs of our employees and their families. See "Being a great place to work" on page 42 for additional details.

Pay versus performance table

The company's compensation philosophy is to pay for performance over the long- and short-term taking into consideration a range of factors, including both financial and non-financial performance measures. Our pay-for-performance approach bases compensation on actual results and how those results were achieved. We align executive and shareholder interests through a compensation program providing a mix of salary, incentives, and benefits paid over time, including deferred equity-based awards. Review our "Compensation discussion and analysis" on page 53 for more information on executive compensation considerations and decisions for our named executive officers. Page 65 of the "Compensation discussion and analysis" includes 2023 compensation decisions for our named executive officers; these decisions are different than those reflected in the table below which are calculated under prescribed SEC rules.

The table below shows the following information for the past four fiscal years: (i) "total" compensation for our named executive officers (NEOs) for purposes of the "Summary compensation table"; (ii) the "Compensation actually paid" to named executive officers (calculated using rules required by the SEC); (iii) our total shareholder return (TSR); (iv) the TSR of the KBW Bank Index; (v) our net income; and (vi) our revenue (which is our "company-selected performance measure"). "Compensation actually paid" does not represent the value of cash and shares of the company's common stock received by named executive officers during the year, but rather is an amount calculated under SEC rules and includes, among other things, year-over-year changes in the value of unvested equity-based awards. As a result of the calculation methodology required by the SEC, "Compensation actually paid" amounts below differ from compensation actually received by the individuals and the compensation decisions described in the "Compensation discussion and analysis" section above.

2023 Pay versus performance table

Year	"Summary compensation table" total for CEO(1) ($)	Compensation actually paid to CEO(2) ($)	Average "Summary compensation table" total for non-CEO NEOs(1) ($)	Average compensation actually paid to non-CEO NEOs(2) ($)	Company TSR(3) ($)	Peer group TSR(3) ($)	Net income ($ in millions)	Revenue ($ in millions)(4)
2023	28,571,192	32,139,080	14,135,415	15,797,000	106	97	26,515	98,581
2022	30,177,503	11,009,642	18,641,262	11,731,112	101	98	27,528	94,950
2021	23,729,169	49,888,896	16,930,383	29,568,322	132	124	31,978	89,113
2020	25,940,571	15,682,323	13,670,189	10,636,899	88	90	17,894	85,528

(1) The CEO for each year reported was Brian T. Moynihan. The other named executive officers, or Non-CEO NEOs, for each year reported are as follows:

- 2023: Alastair M. Borthwick; Dean C. Athanasia; James P. DeMare; and Matthew M. Koder
- 2022: Alastair M. Borthwick; Dean C. Athanasia; Paul M. Donofrio; and Geoffrey S. Greener
- 2021: Alastair M. Borthwick; Paul M. Donofrio; James P. DeMare; Matthew M. Koder; and Thomas K. Montag
- 2020: Paul M. Donofrio; Dean C. Athanasia; Geoffrey S. Greener; and Thomas K. Montag

(2) SEC rules require certain adjustments be made to the "Summary compensation table" totals to determine "compensation actually paid" as reported in the "Pay versus performance table" above. For purposes of the pension valuation adjustments shown below, there was no pension service or prior service cost. In addition, for purposes of the equity award adjustments shown below, no equity awards were canceled due to a failure to meet vesting conditions. The following table details the applicable adjustments that were made to determine "compensation actually paid" (all amounts are averages for the named executive officers other than the CEO) for 2023. See the "Pay versus performance table" on page 80 in the 2023 proxy statement for the adjustments made to determine "compensation actually paid" for prior years:

			Pension valuation adjustments	Equity award adjustments					
Year	Executive(s)	"Summary compensation table" total ($)	Deduct change in pension value ($)	Deduct grant date value of stock awards granted in the year ($)	Add year-end value of unvested equity awards granted in year ($)	Change in value of unvested equity awards granted in prior years ($)	Change in value of equity awards granted in prior years which vested in year ($)	Change in value of equity awards granted and vested in year ($)	Add dividends & interest accrued ($)
2023	CEO	28,571,192	(955,726)	(25,728,076)	17,961,221	2,578,294	2,485,188	5,792,154	1,434,833
	Non-CEO NEOs	14,135,415	(23,101)	(8,493,358)	8,206,404	903,469	372,788	0	695,384

(3) TSR is determined based on the value of an initial fixed investment of $100 on December 31, 2019. The peer group TSR represents TSR of the KBW Bank Index.

(4) Represents total revenue, net of interest expense.

Relationship between "compensation actually paid" and performance measures

Consistent with Responsible Growth and as described in our "Compensation discussion and analysis" on page 53, our Compensation and Human Capital Committee determines NEO compensation based on a review of company and line of business performance as well as each NEO's individual performance. In addition, our Board's independent directors collectively approve our CEO's compensation. Bank of America's performance framework and pay for NEOs are aligned to the four tenets of Responsible Growth and reward our executives commensurate with our performance.

Specifically, the "Pay versus performance table" above and chart below illustrate the following:

- A majority of our executives' variable pay is delivered as deferred equity-based awards. As a result, CEO and average Non-CEO NEO "compensation actually paid" each year increased when our TSR increased and correlates with our TSR performance and shareholder value creation over the applicable measurement periods.
- Bank of America's cumulative TSR exceeded the TSR of the KBW Bank Index for the four-year measurement period, which reflects our executives' successful execution of Responsible Growth.
- As discussed in the "Compensation discussion and analysis", the Compensation and Human Capital Committee and Board consider a range of measures, including net income and revenue, in making annual awards. Accordingly, increases in net income and revenue generally have a positive impact on CEO and average Non-CEO NEO "compensation actually paid," although the effect may be delayed due to the timing disconnect between performance year decisions and inclusion in "compensation actually paid." Because the Committee and Board made the majority of such awards as deferred equity-based awards, changes in our TSR also impacted "compensation actually paid."

The chart below highlights the alignment between "compensation actually paid" to our named executive officers and our TSR performance and net income for the past four fiscal years.


Compensation Actually Paid (CAP) (in Millions)
Net Income (in Billions)
$60
$50
$40
$30
$20
$10
$0
$140
$120
$100
$80
$60
$40
$20
$0
Value of Initial Fixed $100 Investment
$88
$132
$101
$106
$18 B
$32 B
$28 B
$27 B
$16 MM
$11 MM
$50 MM
$30 MM
$11 MM
$12 MM
$32 MM
$16 MM
2020
2021
2022
2023
CEO CAP (in Millions)
Average Non-CEO NEO CAP (in Millions)
Net income (in Billions)
BAC TSR

Performance Measures	Other Considerations
Net Income Revenue Total Shareholder Return Return on Assets Tangible Book Value*	In addition to the performance measures listed here, the Committee considers a range of factors in determining compensation aligned with the tenets of Responsible Growth based on (i) growing and winning in the market; (ii) growing with our customer-focused strategy; (iii) growing within our Risk Framework; and (iv) growing in a sustainable manner. For additional information regarding our NEOs' 2023 performance and the role the performance measures play in our compensation program, see "Individual performance and pay rationale highlights" beginning on page 62 and "Performance evaluation and pay decision process" on page 58.

* Tangible book value per common share represents ending tangible common shareholders' equity divided by ending common shares outstanding.

Proposal 3: Ratifying the appointment of our independent registered public accounting firm for 2024

Our Board recommends a vote "FOR" ratifying the appointment of our independent registered public accounting firm for 2024 (Proposal 3).

Our Audit Committee is directly responsible for the appointment, compensation, retention, and oversight of our independent registered public accounting firm, and is involved in the selection of the firm's lead engagement partner who is subject to a mandatory, regular rotation and who may provide services to our company for a maximum of five consecutive years. In selecting and approving a lead engagement partner, the Committee relies on relevant succession criteria established by management and the Committee, interactions with prospective candidates, assessments of their professional experience, and input from our company's independent registered public accounting firm. The Committee also engages in an annual evaluation of the independent registered public accounting firm. It considers, in particular, whether the retention of the firm is in the best interests of our company and its shareholders, taking into account the firm's quality of service, the firm's institutional knowledge and experience, the firm's international capabilities, the firm's sufficiency of resources, the quality of the communication and interaction with the firm, and the firm's independence, objectivity, and professional skepticism. The Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm.

After assessing the qualifications, performance, and independence of PricewaterhouseCoopers LLP (PwC), which has served as our company's independent registered public accounting firm since 1958, the Committee believes that retaining PwC is in the best interests of our company. The Committee has appointed PwC as our independent registered public accounting firm to audit the 2024 consolidated financial statements of Bank of America Corporation and its subsidiaries. Although it is not required to do so, our Board is asking shareholders to ratify PwC's appointment. If our shareholders do not ratify PwC's appointment, the Committee will consider changing our independent registered public accounting firm for 2024. Whether or not shareholders ratify PwC's appointment, the Committee may appoint a different independent registered public accounting firm at any time if it determines that such a change is appropriate.

PwC has advised the Committee that it is an independent accounting firm with respect to our company and its affiliates in accordance with the requirements of the SEC and the Public Company Accounting Oversight Board.

Representatives of PwC are expected to be present at our annual meeting, will have an opportunity to make a statement if they choose, and are expected to be available to respond to appropriate shareholder questions.

PwC's 2023 and 2022 fees. PwC's aggregate fees for professional services rendered in or provided for 2023 and 2022, as applicable, were:

	2023	2022
	($ in millions)	
Audit fees	56.7	55.5
Audit-Related fees	6.4	7.0
Tax fees	5.5	5.9
All other fees	0.0	0.0
Total fees	68.6	68.4

Audit fees. Audit fees relate to the integrated audit of our consolidated financial statements, and internal control over financial reporting, including disclosures presented in the footnotes to our company's financial statements (for example, regulatory capital, among other disclosures). Audit fees also relate to the audit of domestic and international statutory and subsidiary financial statements, the review of our interim consolidated financial statements, the issuance of comfort letters and SEC consents, and services provided in connection with certain agreed-upon procedures and other attestation reports. Audit fees are those billed or expected to be billed for audit services related to each fiscal year.

Audit-related fees. Audit-related fees cover other audit and attest services, services provided in connection with certain agreed-upon procedures and other attestation reports, financial accounting, reporting and compliance matters, benefit plan audits, and risk and control reviews. Fees for audit-related services are those billed or expected to be billed for services rendered during each fiscal year.

Tax fees. Tax fees cover tax compliance, advisory, and planning services and are those billed or expected to be billed for services rendered during each fiscal year.

All other fees. During 2023 and 2022, all other fees consisted primarily of amounts billed or expected to be billed for the company's engagement of PwC to provide technical subscription services rendered during each fiscal year.

Audit committee pre-approval policies and procedures

Our Audit Committee annually pre-approves a list of services that PwC may provide without obtaining the Committee's engagement-specific pre-approval and sets pre-approved fee levels for such services. The pre-approved list of services consists of audit services, audit-related services, tax services, and all other services. All requests or applications for PwC services must be submitted to members of our corporate audit function or tax function to determine if they are included within the Committee's pre-approved list of services. The Committee or the Committee chair must specifically approve any type of service that has not been pre-approved. The Committee or the Committee chair must also approve any proposed service that has been pre-approved but has fees that will exceed the pre-approved level. All pre-approvals by the Committee chair must be presented to the full Committee at its next meeting. The Committee or the Committee chair pre-approved all of PwC's 2023 fees and services.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 3).

Audit Committee Report

Our Audit Committee is composed of five Board members. Our Board has determined that all Committee members are independent under the New York Stock Exchange (NYSE) listing standards, our Director Independence Categorical Standards, and applicable U.S. Securities and Exchange Commission (SEC) rules and regulations. Our Board has also determined that all Committee members are financially literate in accordance with NYSE listing standards and qualify as "audit committee financial experts" as defined by SEC rules. The Committee's responsibilities are stated in a written charter adopted by our Board.

Management is responsible for preparing and the overall reporting process with respect to our company's consolidated financial statements, and, with the assistance of our company's internal corporate auditors, for establishing, maintaining, and assessing the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP (PwC), our company's independent registered public accounting firm, is responsible for planning and conducting an independent audit of our company's consolidated financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and for expressing an opinion as to the conformity of these financial statements with accounting principles generally accepted in the United States of America and as to the effectiveness of our internal controls over financial reporting. The Committee's responsibility is to monitor and oversee these processes.

The Committee annually evaluates PwC's qualifications, performance, and independence. The Committee also oversees the performance of the corporate audit function managed by our Chief Audit Executive. The Committee has reviewed and discussed with management and with PwC our company's audited financial statements for the year ended December 31, 2023, management's assessment of the effectiveness of our company's internal control over financial reporting, and PwC's evaluation of our company's internal control over financial reporting. In addition, the Committee has discussed with PwC the matters that independent registered public accounting firms must communicate to audit committees under applicable PCAOB standards.

The Committee has also discussed and confirmed with PwC its independence from our company, and received all required written disclosures and correspondence required by the PCAOB Ethics and Independence requirements. The Committee has evaluated and concluded the non-audit services provided by PwC to our company do not impair PwC's independence.

Based on the reviews and discussions referred to above, and discussions with the Committee's independent disclosure counsel, the Committee recommended to our Board that the audited financial statements for the year ended December 31, 2023 and the related footnotes be included in our company's annual report on Form 10-K for the year ended December 31, 2023.

Submitted by the Audit Committee of the Board:

Sharon L. Allen, Chair
José E. Almeida
Arnold W. Donald
Denise L. Ramos
Michael D. White

Proposal 4: Proposal to amend and restate the Bank of America Corporation Equity Plan

Our Board recommends a vote "FOR" the proposal to amend and restate the Bank of America Corporation Equity Plan (Proposal 4).

Executive summary

- Amend and restate the Bank of America Corporation Equity Plan (BACEP or Plan) to increase the number of shares available for grant by 100 million.
- In 2023, shareholders approved the addition of 75 million shares for grant under the Plan, and the company awarded approximately 112.6 million. The additional 100 million shares requested would allow the company to continue current grant practices for at least one more year.
- The terms of the Plan are aligned with shareholders' interests, including a minimum vesting requirement, no automatic single-trigger vesting for employees upon change in control, no liberal share counting for awards of stock options or stock appreciation rights (SARs), no use of discounted stock options or SARs, and no use of reload options.
- We have robust compensation governance and equity award practices, including dividend payout to employees only after vesting and performance conditions are met, and cancellation and clawback features in all awards.
- The Compensation and Human Capital Committee and our Board carefully consider additional share requests with a focus on balancing the potential dilutive effect of such requests with the positive business and employee retention impacts of awards under the Plan in tandem with our stock repurchase strategy that offsets the dilutive impact of our stock plan.

Material changes

The only material change to the Plan is an increase by 100 million shares of our common stock available for awards under the Plan.

Broad use of Plan and shareholder-friendly design

Equity-based awards are a fundamental part of how we align compensation with our shareholders' interests, and the BACEP plays a critical role in our pay-for-performance compensation program and in complying with the regulatory landscape.

Broad use of shares across the company through Sharing Success awards	✓ We believe that granting shares broadly across the company creates strong alignment of teammates with shareholders ✓ **Over 90% of employees** throughout the enterprise received stock-based awards in 2023, many through our unique Sharing Success awards program ✓ **Over 60 million shares granted to over 214,000 employees** from 2021-2023 and over 23 million shares will be granted in the first quarter of 2024 through Sharing Success awards. See "Being a great place to work" on page 42 for additional details ✓ Our broad use of shares results in a 3-year average burn rate of 1.26%; excluding Sharing Success awards our 3-year average burn rate is 1.01% ✓ Awards to the CEO and NEOs over the last three years represent only **0.48% and 1.75% respectively of total awards** granted across the enterprise ✓ Awards to Directors are made under the BACEP
Plan features are generally viewed as best practice from a governance and shareholder perspective	✓ Upon a change in control, **double trigger vesting only and no excise tax gross-ups** ✓ Awards are subject to **multiple separate and distinct "clawback" requirements** aligned with our regulatory framework ✓ **No repricing and cash buyout** of stock options or SARs permitted without shareholder approval ✓ Executive officers have **stock retention requirements** that align their interests with shareholders and require 50% of net after-tax shares received to be retained for one year after retirement for CEO and until retirement for other executive officers ✓ **No evergreen provision** and **no discounting or reloading** stock options ✓ Generally minimum three-year annual vesting for time-vested awards; our practice is for time-vested awards to vest over four years, providing additional shareholder alignment and retentive value ✓ Prohibits liberal recycling of options/SARS
Stock repurchase strategy offsets dilutive impact of stock plan	✓ We **repurchase common shares in an amount at least equal to the value of stock-settled equity awards** as they are recognized into capital which offsets the dilutive impact of our stock plan ✓ Since year-end 2012, Bank of America has reduced the number of common shares outstanding by **over 2.88 billion shares, a reduction of ~26.7%**. During this time, **~798 million restricted shares and units** have been awarded as compensation ✓ Repurchased shares are not added back to the Plan share pool

Background

The BACEP was last amended and approved by shareholders in 2023 with more than 94% of shareholder votes cast in favor of the amendment, which included the addition of 75 million shares available for grant. Under the Plan, we have reserved a number of shares of our common stock for issuance to employees (including executive officers) as equity-based awards in the form of restricted stock, restricted stock units (RSUs), stock options, and SARs and for issuance to non-employee directors as restricted stock awards. The BACEP is currently scheduled to expire on April 24, 2033.

In March 2024, our Board approved the amendment and restatement of the BACEP to increase the number of common shares available to grant, subject to the approval of our shareholders at the annual meeting.

Impact of the amendment and restatement based on information as of March 1, 2024

As of March 1, 2024, under the current authorization, there are approximately 67 million shares of common stock available for grant as equity-based awards under the BACEP. Based on our current grant practices, these shares would last less than one year, while the current BACEP term has nine years remaining. We believe it is appropriate to increase the number of shares of our common stock available for awards under the BACEP so that our company can continue the practice of granting deferred equity-based awards in lieu of cash.

We estimate the total dilutive effect of the BACEP and our legacy stock plans on our shareholders (sometimes called "overhang") resulting from the amendment and restatement would be approximately 5.3%, with the incremental overhang resulting from the requested share increase equal to approximately 1.3%. The overhang is calculated as follows, in each case as of March 1, 2024:

(a) Incremental share request subject to shareholder approval	100,000,000
(b) Shares underlying outstanding awards of restricted shares / stock-settled restricted stock units under all equity plans[1]	274,252,674
(c) Options outstanding under all equity plans[2]	0
(d) Shares currently available for future issuance under all equity plans[3]	66,611,273
(e) Total shares available for, or outstanding under, equity awards (a + b + c + d)	440,863,947
(f) Total common shares outstanding	7,890,638,876
(g) Fully diluted overhang (e/(e+f))[4]	5.3%
(h) Basic diluted overhang (e/f)	5.6%

(1) Includes 6,127,638 vested RSUs subject to a required six- or twelve-month holding period and 9,835,711 vested RSUs that are expected to be issued/delivered within 30 days of the record date. Also includes 435,706 vested RSUs and stock option gain deferrals that were assumed by the company in connection with prior acquisitions under whose plans the awards were originally granted.

(2) The total number of non-compensatory warrants and convertible instruments as of March 1, 2024 was 61,603,640, and is not reflected in the table above.

(3) Includes 66,611,273 shares of common stock available for future issuance under the BACEP.

(4) To determine the sum of (e) plus (f) for this calculation, 42,818 restricted stock shares included in both (e) and (f) are counted only once to prevent duplicative aggregation.

Based on data available as of December 31, 2023, our level of overhang was lower than the average for our primary competitor group. Additionally, our rate at which we grant equity awards relative to shares of our common stock outstanding (sometimes referred to as "run rate") was below the average run rate for our primary competitor group on a one-year and three-year average basis. If the proposed amendment and restatement is approved, we expect the pool of requested shares to last approximately one year, assuming we maintain similar grant practices as over the past two years and assuming, hypothetically, our current stock price remains constant.

The number of shares remaining available for grant under the BACEP as noted in the previous table differs from those reported as of December 31, 2023 because that information does not take into account year-to-date grants during 2024 for the 2023 performance year.

Information regarding the number of shares remaining available for grant as required by SEC disclosure rules are discussed in detail in this proposal under "Additional information" on page 96.

The list of companies included in our primary competitor group is detailed under "2023 Competitor group" on page 72.

Purpose of the Plan

The Plan, and the proposed amendment and restatement of it, is intended to serve a critical role in our pay-for-performance compensation program and is necessary for us to comply with the regulatory landscape in certain jurisdictions. In addition, our Board believes that equity-based awards aid in our ability to attract, retain and motivate our employees and are the most direct way to align employee interests with those of shareholders. As part of our pay-for-performance practices, more than 100,000 employees receive variable incentives. More highly compensated employees receive a portion of their variable incentive as deferred RSUs. The portion of the variable incentive deferred as equity-based awards generally increases with compensation levels according to a predetermined deferral grid. RSUs are also a significant component of the Sharing Success stock awards that have been or will be made to approximately 97% of employees in March 2024. Most Sharing Success awards are in the form of company common stock, providing the opportunity to further share in our company's long-term success. The RSU awards are a key

part of our pay-for-performance philosophy, and in many cases are required by law, rule, and regulation. In addition, our executive officers receive PRSUs that must be re-earned by meeting specific performance criteria, as described on page 68 for awards granted in February 2024. Equity awards granted to employees are subject to cancellation and clawback features which encourage appropriate behavior and manage risk in our compensation program; these features are described on page 70. Granting RSU awards that include deferral, cancellation, and clawback features is a key risk-balancing mechanism in our pay-for-performance compensation program, and serves to align employee interests with shareholder interests while complying with regulatory requirements.

The value of RSUs tracks the price of our common shares. Compensation expense is in the compensation and benefits expense line of the income statement.

The Plan, and the proposed amendment and restatement of it, is intended to be the company's vehicle for delivering deferred equity-based awards. Since April 2021, the amount of common stock awarded has averaged approximately 110 million shares each year, which includes approximately 23.3 million shares to be granted in March 2024 under the Sharing Success award program leaving approximately 43 million shares remaining for future awards. The Board has determined to increase the shares of our common stock available for awards under the Plan by 100 million shares to enable the granting of Plan awards in the future. The alternative would be to increase the use of deferred cash awards, which we believe would reduce alignment with shareholder interests. Therefore, the Board recommends the amendment and restatement to increase the number of shares of common stock available for awards under the Plan.

In addition, the company has and continues to repurchase shares of common stock in an amount at least equal to the value of stock-settled equity awards as they are recognized into capital. These share repurchases offset the net new shares of common stock delivered under the BACEP. The company currently intends to continue this repurchase practice. The company's common stock repurchases are subject to required regulatory and Board approvals.

The additional 100 million shares to be authorized under the BACEP would allow our company to continue current grant practices for approximately one year.

Overview of the amendment and restatement

The following is a summary of the material terms of the proposed amendment and restatement and is qualified, in its entirety, by reference to the terms of the BACEP. A copy of the BACEP, approved by the Board in March 2024, is attached to this proxy statement as Appendix B. The only proposed material change to the Plan is an increase by 100 million shares to the number of shares available for awards under the Plan. There are no proposed changes to the shareholder-friendly design features of the Plan, summarized on page 90. The proposed amendment and restatement will become effective only if the BACEP is approved by our shareholders.

Number of shares

The BACEP, as last approved by shareholders in 2023, provides that the aggregate number of shares of our common stock available for grants of awards under the Plan from and after January 1, 2015 will not exceed the sum of (i) 450 million shares, plus (ii) any shares that were subject to an award as of December 31, 2014 under the BACEP, if such award is canceled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015, plus (iii) effective upon April 24, 2019, 150 million shares, plus (iv) effective upon April 20, 2021, 115 million shares, plus (v) effective upon April 25, 2023, 75 million shares. As of March 1, 2024 there were approximately 67 million common shares available for future awards under the BACEP. The amendment and restatement, if approved by shareholders, would increase the number of shares available for awards by 100 million shares, to approximately 167 million shares estimated based on information available on March 1, 2024.

Under the BACEP, each award, whether granted as a stock option, SAR, restricted stock share or RSU, counts against the available share pool as one share for each share awarded.

The share re-use provisions under the BACEP do not include any "liberal share counting" features for stock options or SARs. Shares used to cover the exercise price of stock options or to cover any tax withholding obligations in connection with awards of stock options or SARs will continue to be unavailable for awards under the BACEP. In addition, the total number of shares covering stock-settled SARs or net-settled options will be counted against the pool of available shares, not just the net shares issued upon exercise. The BACEP does allow shares withheld to cover any tax withholding obligations in connection with awards of restricted stock or RSUs to again be available for future awards under the BACEP. Shares covered by awards will also continue to be available for awards if and to the extent (a) the award is canceled or forfeited or (b) the award is settled in cash.

Administration

The Compensation and Human Capital Committee (Committee) administers the BACEP. To the extent permitted by law, the Committee may designate an individual or committee (which need not consist of directors) to act as the appropriate committee under the BACEP for granting awards to employees who are not "officers" under Section 16 of the Exchange Act. Under the BACEP, the Committee has authority with respect to the following:

- the selection of the employees to receive awards from time to time
- the granting of awards in amounts as it determines
- the imposition of limitations, restrictions and conditions upon awards
- the certification of the attainment of performance goals, if applicable
- the interpretation of the BACEP and the adoption, amendment and rescission of administrative guidelines and other rules and regulations relating to the BACEP
- the correction of any defect or omission or reconciliation of any inconsistency in the BACEP or any award granted under the BACEP
- the making of all other determinations and taking of all other actions necessary or advisable for the implementation and administration of the BACEP

The Board will continue to administer grants of restricted stock under the BACEP to non-employee directors.

Eligibility

Employees of Bank of America and its subsidiaries may participate in the BACEP, as selected by the Committee. Eligible employees are those employees of Bank of America and its subsidiaries who have made, or are expected to make, important contributions to our business, as determined by the Committee, including persons employed outside the United States. Approximately 195,000 employees are expected to be eligible to participate. However, as mentioned above, the Committee in its discretion selects which employees will receive any awards. The BACEP also provides for awards of restricted stock to non-employee directors as part of our director compensation program. All 12 of the non-employee directors nominated for election at the annual meeting are eligible to receive these restricted stock awards. As noted elsewhere in this proxy statement, as part of our director compensation program, our Board grants restricted stock to directors on the day of their election or appointment as a director. Any director nominee that receives at least a majority of votes cast at the annual meeting will be elected at the annual meeting and will be eligible to receive the restricted stock award as part of their 2024-2025 director compensation. In the event this proposed amendment and restatement does not receive at least a majority of the votes cast at the annual meeting, and the amendment and restatement does not become effective, there are enough common shares remaining for issuance to grant directors elected at the annual meeting the 2024-2025 restricted stock award.

Types of awards

The BACEP permits awards of stock options, SARs, restricted stock shares and RSUs to employees and restricted stock shares to non-employee directors, all of which are described in more detail below.

Awards of stock options and SARs. The BACEP provides for the grant of options to purchase shares of our common stock at option prices which are not less than the fair market value of a share of our common stock at the close of business on the date of grant. (The fair market value of a share of our common stock as of March 1, 2024, was $34.35.) The BACEP also provides for the grant of SARs to employees. SARs entitle the holder upon exercise to receive either cash or shares of our common stock or a combination of the two, as the Committee in its discretion may determine, with a value equal to the difference between: (i) the fair market value on the exercise date of the shares with respect to which a SAR is exercised; and (ii) the fair market value of the shares on the date of grant.

Awards of options under the BACEP, which may be either incentive stock options (which qualify for special tax treatment) or nonqualified stock options, are determined by the Committee. No more than an aggregate of 450 million shares may be awarded as incentive stock options under the BACEP. The terms and conditions of each option and SAR are to be determined by the Committee (or its designees) at the time of grant.

Options and SARs granted under the BACEP will expire not more than 10 years from the date of grant, and the award agreements entered into with each participant will specify the extent to which options and SARs may be exercised during their respective terms, including in the event of the participant's death, disability, or termination of employment.

The BACEP includes two additional limitations on stock option and SAR grants.

- The BACEP expressly prohibits dividend equivalents with respect to stock options and SARs.

- Unless otherwise provided in an award agreement, the BACEP prohibits the sale, transfer, pledge, assignment, or other alienation or hypothecation (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions) of nonqualified stock options and SARS.

Our Board has not granted stock options or SARs since 2008.

Awards of restricted stock shares and RSUs. Under the BACEP, the Committee may award employees restricted shares of our common stock or RSUs which represent the right to receive shares of our common stock (or cash equal to the fair market value of those shares). Each award agreement will contain the terms of the award, including any applicable conditions, which may include continued service of the participant, the attainment of specified performance goals or any other conditions deemed appropriate by the Committee.

Restricted stock shares will be held in our custody until the applicable restrictions have been satisfied. The participant cannot sell, transfer, pledge, assign or otherwise alienate or hypothecate (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions) restricted stock shares until the applicable restrictions are satisfied. Once the restrictions are satisfied, the shares will be delivered to the participant's account, free of restrictions. During the period of restriction, the participant may exercise full voting rights with respect to the restricted stock shares.

The award agreement for any RSUs will specify whether units that become earned and payable will be settled in shares of our common stock (with one share of common stock to be delivered for each earned and payable RSU), in cash (equal to the aggregate fair market value of the RSUs that are earned and payable), or in a combination of shares and cash. Shares of our common stock used to pay earned RSUs may have additional restrictions, as determined by the Committee.

The BACEP also provides for awards of restricted stock shares to our non-employee directors as part of our director compensation program. These awards vest one year after the date of grant or, if earlier, at the date of the next annual meeting. However, awards that are scheduled to vest in less than 50 weeks after the date of grant will count against the 5% exception pool for the minimum vesting requirements described below. The awards vest earlier in case of death or a change in control. If a non-employee director retires before the one-year vesting date, a prorated amount of the award vests based on the number of days the non-employee director served during the vesting period before retirement. Awards may be deferred under the Bank of America Corporation Director Deferral Plan. See "Director compensation" on page 50 for additional details about our director compensation program.

Subject to the terms of the BACEP and any applicable award agreement, a participant may be entitled to receive dividends or dividend equivalents with respect to an award of restricted stock or RSUs. Dividends or dividend equivalents may be credited as cash or as additional shares or units. However, in no event will dividends or dividend equivalents vest or otherwise be paid out prior to the time that the underlying award (or portion thereof) has vested and, accordingly, any such dividends or dividend equivalents will be subject to cancellation and forfeiture if the underlying award does not vest (including both time-based and performance-based awards).

Minimum vesting conditions

The BACEP provides that generally all stock-settled awards will vest no more quickly than ratably annually as of each anniversary over a three-year period beginning on the grant date of the award. This requirement does not apply to (i) certain substitute awards arising from acquisitions; (ii) shares delivered in lieu of fully vested cash incentive awards; (iii) awards to non-employee directors that vest on the earlier of the one-year anniversary of the date of grant or the next annual meeting of shareholders (but not sooner than 50 weeks after the grant date); or (iv) awards that vest based on the achievement of performance goals over a period of at least one year. Also, the Committee may grant equity-based awards without regard to the minimum vesting requirement with respect to a maximum of 5% of the available share reserve authorized for issuance under the BACEP. In addition, the minimum vesting requirement does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any award, including in cases of retirement, workforce reduction, death, disability, or a change in control, in the terms of the award or otherwise.

Section 162(m) award limits

Prior to 2018, awards under the BACEP could be designed to qualify as "performance-based compensation" that were intended to be exempt from the deduction limits under Section 162(m) of the Code. Under the pre-2018 Section 162(m) rules, the plan under which awards were granted had to include certain shareholder-approved individual award limits in order for awards to qualify as performance-based compensation. The BACEP included such individual award limits, which were limited to options/SARs and performance-based restricted stock and RSU awards that were intended to qualify for the Section 162(m) performance-based compensation exception. Although changes in the U.S. tax laws made by the Tax Cuts and Jobs Act of 2017 eliminated the "performance-based compensation" exception for grants made from and after January 1, 2018, the BACEP continues to include award limits, by which a participant may not be granted in any calendar year: (i) stock options or SARs for more than 4,000,000 shares, or (ii) performance-based restricted stock shares/RSUs for more than 4,000,000 shares (assuming maximum performance).

Withholding for payment of taxes

The BACEP provides for the withholding and payment by a participant of any payroll or withholding taxes required by applicable law. The BACEP permits a participant to satisfy this requirement, with the approval of the Committee and subject to the terms of the BACEP, by withholding from the participant a number of shares of the company's common stock otherwise issuable under the award having a fair market value equal to the amount of applicable payroll and withholding taxes. It also permits the company and the participant to withhold at rates up to the maximum statutory tax rates.

Adjustments for changes in capitalization

In the event of any change in the number of our outstanding shares of common stock by reason of any stock dividend, split, spin-off, recapitalization, merger, consolidation, combination, exchange of shares or otherwise, the aggregate number of shares of our common stock with respect to which awards may be made under the BACEP, the annual limit on individual awards, the limits on incentive stock options, restricted stock and RSUs, and the terms, types of shares and number of shares of any outstanding awards under the BACEP will be equitably adjusted by the Committee in its discretion to preserve the benefit of the award for us and the participant.

No single trigger vesting upon a change in control for employees

The BACEP permits the Committee to provide for vesting of awards to employees in connection with a change in control of Bank of America if there is also a termination of employment in connection with the change in control. This is often referred to as "double trigger" vesting. For these purposes, a termination is considered to be in connection with a change in control if it occurs upon or within two years after the change in control and is for one of the following two reasons: (i) an involuntary termination by the company without "cause" or (ii) a termination by the employee for "good reason." "Cause" and "good reason" will be as defined in the applicable award agreements. In addition, the Committee may provide for the assumption or substitution of awards by a surviving corporation. Awards to non-employee directors fully vest upon a change in control.

Amendment and termination of the Plan

Our Board has the power to amend, modify or terminate the BACEP on a prospective basis, provided that no termination, amendment or modification shall adversely affect in any material way any award previously granted under the Plan without the written consent of any affected participant. Shareholder approval will be obtained for any change to the material terms of the BACEP to the extent required by NYSE listing requirements or other applicable law. The BACEP, as amended, automatically terminates at the close of business on April 24, 2033 following which no awards may be made under the BACEP.

Option and SARs repricing prohibited

The BACEP specifically prohibits the repricing of stock options or SARs without shareholder approval. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of a stock option or SAR to lower its exercise price; (ii) any other action that is treated as a "repricing" under generally accepted accounting principles; and (iii) repurchasing for cash or canceling a stock option or SAR at a time when its exercise price is greater than the fair market value of the underlying stock in exchange for another award, unless the cancellation and exchange occurs in connection with change in capitalization or similar change. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the employee.

Federal income tax treatment

The following discussion summarizes certain U.S. federal income tax consequences of awards under the BACEP based on the law as in effect on the date of this document. The following discussion does not purport to cover federal employment taxes or other federal tax consequences that may be employed with awards, nor does it cover state, local or non-U.S. taxes.

Nonqualified stock options. A participant generally will not recognize taxable income upon the grant or vesting of a nonqualified stock option with an exercise price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a nonqualified stock option, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the stock option on the date of exercise and the exercise price of the stock option. When a participant sells the shares, the participant will have short-term or long-term capital gain or loss, as the case may be, equal to the difference between the amount the participant received from the sale and the tax basis of the shares sold. The tax basis of the shares generally will be equal to the fair market value of the shares on the exercise date.

Incentive stock options. A participant generally will not recognize taxable income upon the grant of an incentive stock option. If a participant exercises an incentive stock option during employment or within three months after employment ends (12 months in the case of permanent and total disability), the participant will not recognize taxable income at the time of exercise for regular U.S. federal income tax purposes (although the participant generally will have taxable income for alternative minimum tax purposes at that time as if the stock option were a nonqualified stock option). If a participant sells or otherwise disposes of the shares acquired upon exercise of an incentive stock option after the later of (a) one year from the date the participant exercised the option and (b) two years from the grant date of the stock option, the participant generally will recognize long-term capital gain or loss equal to the difference between the amount the participant received in the disposition and the exercise price of the stock option. If a participant sells or otherwise disposes of shares acquired upon exercise of an incentive stock option before these holding period requirements are satisfied, the disposition will constitute a "disqualifying disposition," and the participant generally will recognize taxable ordinary income in the year of disposition equal to the excess of the fair market value of the shares on the date of exercise over the exercise price of the stock option (or, if less, the excess of the amount realized on the disposition of the shares over the exercise price of the stock option). The balance of the participant's gain on a disqualifying disposition, if any, will be taxed as short-term or long-term capital gain, as the case may be.

With respect to both nonqualified stock options and incentive stock options, special rules apply if a participant uses shares of common stock already held by the participant to pay the exercise price or if the shares received upon exercise of the stock option are subject to a substantial risk of forfeiture by the participant.

Stock appreciation rights. A participant generally will not recognize taxable income upon the grant or vesting of a SAR with a grant price at least equal to the fair market value of our common stock on the date of grant and no additional deferral feature. Upon the exercise of a SAR, a participant generally will recognize compensation taxable as ordinary income in an amount equal to the difference between the fair market value of the shares underlying the SAR on the date of exercise and the grant price of the SAR.

Restricted stock shares and RSUs. A participant generally will not have taxable income upon the grant of restricted stock or RSUs. Instead, the participant will recognize ordinary income at the time of vesting or payout equal to the fair market value (on the vesting or payout date) of the shares or cash received minus any amount paid. For restricted stock only, a participant may instead elect to be taxed at the time of grant.

Tax consequences to Bank of America. In the foregoing cases, we generally will be entitled to a deduction at the same time, and in the same amount, as a participant recognizes ordinary income, subject to certain limitations imposed under the Code, including those imposed by Section 162(m) as applicable.

New stock plan benefits

Because awards under the BACEP are discretionary, awards are generally not determinable at this time. As stated previously, in the event the proposed amendment and restatement is not approved by shareholders at the annual meeting, there are enough shares remaining under the Plan for the Board to grant restricted stock awards to directors elected at the annual meeting as part of 2024-2025 director compensation.

Additional information

The table below presents information on equity compensation plans at December 31, 2023 as required by SEC disclosure rules.

Plan Category(1)	(a) Number of Shares to be Issued Under Outstanding Options, Warrants and Rights(2)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights(3)	(c) Number of Shares Remaining for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))(4)
Plans approved by shareholders	237,319,169	—	137,153,480
Plans not approved by shareholders	—	—	—
Total	237,319,169	—	137,153,480

(1) This table does not include 469,974 vested RSUs and stock option gain deferrals at December 31, 2023 that were assumed by the Corporation in connection with prior acquisitions under whose plans the awards were originally granted.

(2) Consists of outstanding RSUs. Includes 3,855,179 vested RSUs subject to a required post-vest holding period.

(3) Restricted stock units do not have an exercise price and are delivered without any payment or consideration.

(4) Amount represents shares of common stock available for future issuance under the BACEP.

No options or SARs have been granted to any current NEO, current executive officer, or any associate of such person, nor to any other employee or person since shareholders approved the last amendment to the BACEP in 2023.

Accordingly, our Board recommends a vote "FOR" this proposal (Proposal 4).

Proposals 5–10: Shareholder proposals

Our Board recommends a vote "AGAINST" these shareholder proposals (Proposals 5–10).

Introduction

We engage with our investors year-round through targeted, active outreach and responsiveness to inbound inquiries, including in response to shareholder proposals. We recognize that the submission of proposals for inclusion in our proxy statement is one mechanism for shareholders to convey their priorities, perspectives, and concerns to us. We encourage shareholders contemplating a shareholder proposal submission to reach out to us beforehand. This allows us to better understand their perspective and objectives, to brief management and the Board or its committees on the input we receive, and to share or direct shareholders to information on our existing policies, practices, and initiatives. Of the six shareholder proposals set forth below, only the shareholder representative Trillium Asset Management contacted us on its shareholder proposal prior to submission. For additional information regarding our active shareholder engagement program, see "Shareholder engagement" on page 37, and for more information on the shareholder proposal process, see "Shareholder proposals for our 2025 annual meeting" on page 113.

When we receive a shareholder proposal, we carefully review and discuss it with internal subject matter experts who have familiarity and insight on the matters raised by the proposal, and we review the proposal with management and the Board. We also seek engagement with shareholder proponents, and we contacted and engaged with each of the proponents of the shareholder proposals set forth below, or their representatives.

These proposals fall into two broad categories:

- those seeking changes to our corporate governance or executive compensation practices, and
- those seeking changes to or reports on how we conduct our business.

Among the former, the proposals seek discrete changes that have been repeatedly considered and rejected by our shareholders, that are less favorable to shareholders than our existing practices, or that propose novel and untested concepts. Because of this, we believe these proposals are not in shareholders' best interests and fail to recognize the robust governance policies and practices already in place at our company.

For the proposals seeking changes to or reports on how we conduct our business, we appreciate the issues raised in many of the proposals, and in some cases, have already taken actions to address them, including providing extensive public disclosures on the specific subject matter raised in the proposals. Where we have not already implemented the changes or prepared the reports requested, we consider their usefulness to shareholders, the costs involved, and the potential conflicts of such requests with our existing practices and disclosures.

Similarly, we may receive multiple proposals on a common topic, where implementation of all the distinct (and sometimes contradictory) proposals would conflict with our existing initiatives, commitments and reporting processes, or would be redundant, create confusion, and impede the progress we continue to make toward our goals, which would not be a productive use of corporate assets.

For example, consistent with our commitment to Responsible Growth, we continue to make progress on our strategy to support and finance the transition to a low-carbon, clean energy economy. This strategy presents significant opportunities to our lines of businesses; since 2021, we recorded over $316 billion in climate-related finance business. We have provided extensive disclosure through multiple public reports over many years on our strategy, its objectives, timelines, and targets, and the tactics we employ to achieve them. For more information on our efforts, see "Responsible Growth: Growth that is Sustainable" on page 39. We are implementing this strategy and executing it at a scale that includes how we engage with tens of thousands of clients across thousands of client teams and pertaining to hundreds of billions of dollars of assets. We benchmark our strategy against publicly disclosed standards and industry practices and we seek to support our clients in achieving their own transition strategies. These benchmarks are designed to provide decision-useful metrics to investors seeking to understand the opportunities and risks in our strategy. While individual elements of our comprehensive strategy may be designed somewhat differently than the varied approaches prescribed in each of the climate-related proposals below, our targeted outcomes are, in general, often precisely what the proponents themselves envision. Our approach is designed to further the long-term interests of our company, our shareholders, and other stakeholders. As explained in our Board's response to each proposal, we believe that implementing any or all of these proposals would impede our ability to continue to deliver against our strategy and the scale on which we operate and hamper the progress we are making on our transition plan.

Finally, it is important to note that a number of shareholder proposals below contain claims that we believe are incorrect or misleading, although we have not attempted to refute all of them.

For the reasons described below, our Board recommends a vote AGAINST each shareholder proposal.

Proposal 5: Shareholder proposal requesting report on risks of politicized de-banking

Leonard E. Crumpler, c/o Bowyer Research, 6300 Smithfield Street, McKeesport, PA 15135, the beneficial owner of 354.358 shares of the company's common stock, has advised us that he intends to present the following resolution:

Report on Risks of Politicized De-banking

Supporting Statement:

Financial institutions are essential pillars of the marketplace. Because of their unique and pivotal role in America's economy, many federal and state laws already prohibit them from discriminating against customers. The UN Declaration of Human Rights recognizes that "everyone has the right to freedom of thought, conscience, and religion."[1] These are an important part of protecting every American's right to free speech and free exercise of religion.

As shareholders of Bank of America, we believe it is essential for the company to provide financial services on an equal basis without regard to factors such as race, color, religion, sex, national origin, or social, political, or religious views.

We are concerned with recent evidence of religious and political discrimination against customers by companies in the financial services industry, as seen in recent examples[2] and the 2022 Statement on Debanking and Free Speech.[3]

The 2023 edition of the Viewpoint Diversity Business Index[4] shows that many of the largest financial institutions include vague and subjective grounds to deny service like "reputational risk," "social risk," "misinformation," "hate speech" or "intolerance." These kinds of terms allow financial institutions to deny or restrict service for arbitrary or discriminatory reasons.

As per the 2023 Index, Bank of America is no exception to such concerns: as per VDS' report, the Corporation's "terms of service are imprecise and unclear." Furthermore, as noted in the 1792 Exchange's 2023 report, Bank of America "fail[s] to protect against discrimination based on political affiliation/views and/or religion." Bank of America received a High Risk rating in the report, given[5] its practice of "terminate[ing] business with several customers, especially ones with conservative viewpoints."

When companies engage in this kind of discrimination, they hinder the ability of Americans to access the marketplace and instead become de facto regulators and censors. This undermines the fundamental freedoms of our country and is an affront to the public trust. Politicized de-banking can also damage the company's reputation and ability to operate in favorable regulatory environments.

In April 2023, the religious nonprofit Indigenous Advance Ministries was de-banked with little explanation other than the nonprofit no longer aligned with Bank of America's risk tolerance policies. Indigenous Advance Ministries is advised by the highly successful pro-religious-freedom litigation group Alliance Defending Freedom[6], and recently filed a complaint with the Tennessee attorney general's office, concerned that Bank of America was engaging in targeted financial discrimination against the nonprofit.

Resolved: Shareholders request the Board of Directors of Bank of America conduct an evaluation and issue a report within the next year, at reasonable cost and excluding proprietary information and disclosure of anything that would constitute an admission of pending litigation, evaluating how it oversees risks related to discrimination against individuals based on their race, color, religion (including religious views), sex, national origin, or political views, and whether such discrimination may impact individuals' exercise of their constitutionally protected civil rights.

Our Board recommends a vote "AGAINST" Proposal 5 because:

- **We are guided by our core value of respecting every individual and valuing our differences, and we apply that core value to our relationships with employees and customers.**
- **Our policies and practices are designed to prevent discrimination in employment and in the provision of our products and services.**
- **Our Board and its committees provide objective, independent oversight of compliance with our policies on non-discrimination, including associated risk management practices.**
- **It is not our policy or practice to deny services on the basis of political viewpoint or religious affiliation.**
- **Our shareholders, customers, and communities are well served by our continuous and holistic pursuit of Responsible Growth that includes our commitment to nondiscrimination and continued engagement and disclosure of our progress on equality, diversity, and inclusion.**

1 *https://www.un.org/en/about-us/universal-declaration-of-human-rights*

2 *https://adflegal.org/press-release/bank-america-boots-charity-serving-impoverished-ugandans-under-vague-risk-tolerance; https://www.newsweek.com/stop-troubling-trend-politically-motivated-debanking-opinion-1787639; https://www.dailymail.co.uk/news/article-12314423/The-Coutts-Farage-dossier-bank-admitted-ex-Ukip-leader-DID-meet-commercial-criteria-used-tweet-Ricky-Gervais-trans-joke-Novak-Djokovic-ties-decide-odds-position-inclusive-organisation.html; https://familycouncil.org/?p=25159*

3 *https://storage.googleapis.com/vds_storage/document/Statement%20on%20Debanking%20and%20Free%20Speech.pdf*

4 *https://viewpointdiversityscore.org/business-index*

5 *https://1792exchange.com/pdf/?c_id=471*

6 *https://adflegal.org/press-release/bank-america-boots-charity-serving-impoverished-ugandans-under-vague-risk-tolerance*

We are guided by our core value of respecting every individual and valuing our differences, and we apply that core value to our relationships with employees and customers. We have a long-standing commitment to support economic opportunity for all people and communities. That commitment is critical to how we drive Responsible Growth by delivering for our teammates, clients, and shareholders and it is reflected in our policies and practices. Internally, this is core to being a great place to work, and our workforce reflects the communities in which we live and serve. Externally, this is core to our client-driven approach, delivering products and services that meet the diverse needs of our clients, and investing our resources to support our communities and the issues affecting them. We firmly believe that as a financial institution it is our responsibility and part of our daily course of business to help make financial lives better. And we do so by providing products and services to our diverse customer base and treating each customer with respect and dignity.

Our policies and practices are designed to prevent discrimination in employment and in the provision of our products and services. Our engagement with our employees, clients, vendors, and communities around the world is guided by our commitment to fair, ethical, and responsible business practices, which is embodied in our values and reflected in our Human Rights Statement and our Code of Conduct.

Our Human Rights Statement describes the policies and standards we have implemented to respect human rights. As described in the Statement, we actively seek to prevent discriminatory practices as it relates to our customers' access to credit financing and maintaining accessible products and services designed to serve our customers' various needs. We also have policies to protect our products and services against misuse, including in ways that may be connected to adverse human rights impacts. These policies include a customer due diligence process, compliance with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and the Modern Slavery Act, as well as anti-money laundering controls.

Our Code of Conduct makes clear that the company does not tolerate unlawful discrimination or harassment of any kind and that these expectations apply whenever employees are engaged in business on behalf of the company. To further underscore our commitment to nondiscrimination and ethical conduct in every aspect of our operations, we provide teammates at all levels with ongoing training and educational opportunities on our nondiscrimination and related policies. Violations of the Code of Conduct, including unlawful discrimination against customers, teammates, or others, is dealt with promptly and may constitute grounds for disciplinary action, including termination of employment and possible legal action.

Our Board and its committees provide objective, independent oversight of our policies on non-discrimination, including associated risk management practices. Our Board and its committees play a key role in setting the "tone at the top" and holding management accountable for maintaining high ethical standards and effective policies and practices to protect our reputation, assets, and business. As part of this role, the Board's Audit Committee actively oversees compliance with our Code of Conduct and receives reports from management on the Code's implementation, and the Audit Committee provides the full Board with regular reports on an array of compliance-related issues. The Board receives reports from management on customer feedback, including customer complaints. The Board also reviews information on the company's impact in the communities we serve. Another crucial aspect of the Board's role is its oversight of risk. Our Risk Framework is annually approved by the Enterprise Risk Committee and the Board, and serves as the foundation for consistent and effective risk management and outlines the seven key types of risk that our company faces, including compliance risk, operational risk, and reputational risk. As part of the risk management governance structure outlined in our Risk Framework, the Board and Enterprise Risk Committee also oversee management's identification, measurement, monitoring, and control of our risks, including conduct risk. This framework of objective, independent Board oversight of risk better enables us to serve our clients, deliver long-term value for our shareholders, and achieve our strategic objectives.

It is not our policy or practice to deny services on the basis of political viewpoint or religious affiliation. Contrary to the suggestion in this proposal, the company does not make decisions regarding its client relationships on the basis of any client's political viewpoint, religious affiliation, or other discriminatory characteristics that would be inconsistent with our Human Rights Statement. We consider a variety of factors when determining whether to commence or terminate a client relationship. However, any such action must comply with applicable law. As a registered financial holding company and bank holding company, we are subject to the supervision of, and regular inspection by, the Board of Governors of the Federal Reserve System, and our U.S. bank subsidiaries, organized as national banking associations, are subject to regulation, supervision, and examination by the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Consumer Financial Protection Bureau, and the Federal Reserve.

Our shareholders, customers, and communities are well served by our continuous and holistic pursuit of Responsible Growth that includes our commitment to nondiscrimination and continued engagement and disclosure of our progress on equality, diversity, and inclusion. Promoting nondiscrimination and equality, diversity, and inclusion, both inside our company with employees and outside our company in our communities, are critical components of Responsible Growth and our drive to grow in a sustainable manner. Our ongoing efforts in these areas, our continuous engagement with shareholders, employees, and external stakeholders representing a diverse range of perspectives and thought, and our Board's oversight and leadership of our efforts, demonstrate our commitment to understanding and improving our company's impacts on all stakeholders. Through Responsible Growth, we are making meaningful progress for our customers, communities, and teammates, through ongoing engagement and collaboration with third-party experts on civil rights, nondiscrimination, equality, diversity, and inclusion. These ongoing engagements help drive progress and hold us accountable for our actions.

In light of our commitment to respecting every individual and valuing our differences and to promoting nondiscrimination and inclusion in every aspect of our operations, as embodied in our Code of Conduct, Human Rights Statement, and our other policies and practices, the report requested by the proposal is unnecessary and would not provide shareholders with meaningful additional information.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 5).

Proposal 6: Shareholder proposal requesting report on lobbying alignment with Bank of America's climate goals

Sada Geuss, c/o Trillium Asset Management, Two Financial Center, 60 South Street, Suite 1100, Boston, MA, 02111, and other co-filers have advised us that they intend to present the resolution below. The proponent confirmed that she is the beneficial owner of at least $2,000 in market value of the company's common stock but did not provide the number of shares owned.

Lobbying Misalignment with Bank of America's Goals

WHEREAS: Climate change poses a systemic risk, with estimated global GDP loss of 11-14% by midcentury under current trajectories.[1] The U.S. Financial Stability Oversight Council has identified climate change as an increasing threat to the financial system.[2] We believe lobbying and public policy action inconsistent with the Paris Agreement may present an increasingly pressing danger to companies.

We applaud Bank of America's (BAC) commitment to achieving net zero by 2050. BAC acknowledged achieving its net zero goal requires collective action, including by policymakers, and described itself as "supportive of policies that will help accelerate the transition to a low-carbon economy ... Independently, and working with trade associations and other collaborations, [we] advocate for more urgent action on climate change by the public and private sectors and promote policies that align with the role played by banks in helping to finance the transition to net zero."[3]

However, BAC risks reputational damage[4] and may foster potential systemic risk by funding organizations lobbying against climate legislation - contradicting its own public statements and possibly undermining achievement of its net zero goal. BAC is a member of industry associations opposing critical climate change policies, including the U.S. Chamber of Commerce, the Business Roundtable, and the Bank Policy Institute.[5]

BAC's current disclosures do not adequately inform investors if or how BAC ensures its direct and indirect lobbying activities align with its net zero goal and the Paris Agreement. BAC "continually evaluate[s] the overall benefit of our continued memberships"[6] and has engaged with the Chamber of Commerce via membership in its Climate Solutions Working Group, but this does not represent a comprehensive, public review of BAC's memberships and policy positions, including how BAC addresses misalignment with its net zero goal and the Paris Agreement, clear lines of governance oversight, or an escalation plan for non-alignment.

RESOLVED: Shareholders request that BAC's Board of Directors analyze and report to shareholders annually (at reasonable cost, omitting confidential and proprietary information) on whether and how it is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations) with its public commitment to achieve net zero emissions by 2050, including the climate policy activities and positions analyzed, the criteria used to assess alignment, and the involvement of stakeholders, if any, in the analytical process.

SUPPORTING STATEMENT: In evaluating the degree of alignment between its net zero goals and its policy advocacy, which we believe good governance calls for, BAC should disclose its lobbying actions regarding climate provisions of key international, federal, and state legislation and regulation, and not rely on organizational statements supporting climate progress. BAC should consider investor expectations in *Global Standard on Responsible Climate Lobbying*[7] a useful implementation resource.

Our Board recommends a vote "AGAINST" Proposal 6 because:

- **We believe that our public policy engagement and participation in trade associations is appropriate and in the best interests of our company and shareholders and supports many objectives, including our commitment to achieving net zero emissions from our operations, supply chain, and financing activities before 2050.**
- **Our political activities and public policy engagement are subject to comprehensive governance, including oversight from our Board's Corporate Governance, ESG, and Sustainability Committee.**
- **We already provide extensive disclosure about our federal lobbying activities, policies, and procedures regarding political activities and contributions, and trade association memberships.**

1 *https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html.*
2 *https://home.treasury.gov/news/press-releases/jy0426*
3 *https://about.bankofamerica.com/content/dam/about/report-center/esg/2022/BOA_TCFD_2022%209-22-2022-VOX220929%20split/20paragraph%20Secured.pdf*
4 *https://www.wri.org/insights/how-businesses-mitigate-risk-greenwashing-trade-associations.us*
5 *https://lobbymap.org/company/Bank-Of-America-bf1bc73d9bf51fc904365193669853c9/projectlink/Bank-Of-America-in-Climate-Change-e2d97e75a1dbf4155e6d4939775be670, https://influencemap.org/briefing/The-U-S-Chamber-of-Commerce-and-Climate-Policy-21084, https://ca100.influencemap.org/Industry-Associations*
6 *https://investor.bankofamerica.com/corporate-governance/governance-library/political-activities*
7 *https://climate-lobbying.com/wp-content/uploads/2022/03/2022_global-standard-responsibleclimatelobbying_APPENDIX.pdf*

We believe that our public policy engagement and participation in trade associations is appropriate and in the best interests of our company and shareholders and supports many objectives, including our commitment to achieving net zero emissions from our operations, supply chain, and financing activities before 2050. As is provided in our multiple public disclosures about our transition strategy,[1] we are helping finance the transition to net zero emissions by 2050 by setting and achieving milestone targets, partnering with clients to support their transition, investing in climate solutions, developing decision-useful metrics to drive progress, leading industry collaborations, and following guidance to promote transparency. We continue to make progress toward our net zero goal, and our public policy engagement activities in support of our net zero goal are described in our Approach to Zero transition strategy and our 2023 Task Force for Climate-Related Financial Disclosures Report.[2] Our public policy team is engaged with policymakers across the globe, often through participation in trade associations as we already disclose, to help us understand and, where appropriate, work to influence potential policy changes that could impact our company, clients, or communities we serve, and accelerate the transition-related work underway in the private sector. Independently, and working with trade associations and through other collaborations, we promote policies that can help the balanced and just transition to net zero. To encourage policy action, we are collaborating with trade associations and other alliances and partnerships to educate our colleagues on our policy positions and advocate for alignment with the goals we have set. Moreover, it is important to emphasize that our membership in specific trade associations or other organizations does not mean that we endorse every position or issue that these organizations may support, including those relating to climate-related matters. At the same time, we engage with trade associations to address many other issues that may impact our company, our clients, or the markets/economies in which we operate. We often voice our differing view on significant issues to such organizations and continually evaluate the overall benefit of our continued memberships to assess whether they remain aligned with our commitment to Responsible Growth and continue to serve the overall best interests of our company and our shareholders.

Our political activities and public policy engagement are subject to comprehensive governance, including oversight from our Board's Corporate Governance, ESG, and Sustainability Committee. As a global financial services company, the company is committed to participation in the political process in a manner that is consistent with leading corporate governance practices and in compliance with legal requirements. Our approach to political involvement is guided by our Corporate Political Contributions Policy Statement, which sets forth basic principles regarding our company's stance on political contributions and activities, along with our other policies and procedures, including our Code of Conduct and Political Action Committee governance documents. Our political activities are managed by our public policy team in partnership with our compliance group and legal counsel, and we regularly review our participation in trade associations and other organizations as part of our public policy engagement process. Our Board's Corporate Governance, ESG, and Sustainability Committee oversees this participation and regularly receives information on political contributions, major lobbying priorities, and principal trade association activities that relate to our public policy objectives.

We already provide extensive disclosure about our federal lobbying activities, policies, and procedures regarding political activities and contributions, and trade association memberships. We already disclose our policies and procedures for political activities and contributions on our website. Under "Political Activities" on our Investor Relations website,[3] we disclose our aggregate annual federal lobbying expenses and provide links to our prior-year federal quarterly lobbying reports so that the public and our shareholders can easily access reports disclosing our corporate expenditures related to lobbying and the issues on which we lobbied. In addition, our company discloses on our website our principal memberships in financial industry and certain other trade associations that receive more than $25,000 from us annually, and any contribution made to non-candidate organizations such as organizations organized under Section 527 of the Internal Revenue Code or groups organized under Section 501(c)(4) of the Internal Revenue Code to the extent permitted by applicable law.

As a reflection of our robust practices and policies governing our public policy engagement, our company holds a Tier 1 ranking in the 2023 CPA-Zicklin Index of Corporate Political Disclosure and Accountability published annually by the non-partisan, nonprofit Center for Political Accountability. For the eighth year in a row, our company was named a CPA-Zicklin Trendsetter for political disclosure and accountability—a designation awarded to only 20% of S&P 500 companies.

In light of our existing disclosures related to both our net zero commitment and our political activities and public policy engagement, our Board believes the costly report requested by the proposal is unnecessary and would not provide our shareholders with meaningful additional information.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 6).

1 Our Approach to Zero net zero transition strategy is available at *https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf.*

2 Our 2023 Task Force on Climate-Related Financial Disclosures (TCFD) Report is available at *https://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf.*

3 Available at *https://investor.bankofamerica.com/corporate-governance/governance-library/political-activities.*

Proposal 7: Shareholder proposal requesting disclosure of clean energy financing ratio

The New York City Employees' Retirement System, One Centre Street, 8th Floor North, New York, NY 10007, the beneficial owner of 2,784,379 shares of the company's common stock, and two co-filers have advised us that they intend to present the following resolution:

Clean Energy Supply Financing Ratio

Resolved

Shareholders request that Bank of America ("Company") disclose annually its Clean Energy Supply Financing Ratio ("Ratio"), defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply as a proportion of that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe the Company's methodology, including what it classifies as "low carbon" or "fossil fuel."

Supporting Statement

The Intergovernmental Panel on Climate Change ("IPCC") has advised that greenhouse gas emissions must be halved by 2030 and reach net zero by 2050. According to the International Energy Agency ("IEA"), this requires a rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.[1]

Banks aligning their activities with their own climate goals are better prepared to manage the risks, including legal, reputational and financial risks, associated with the global energy transition. Furthermore, they can capitalize on profitable opportunities in clean energy and position themselves as leaders in a rapidly changing market. Since 2022, banks have reportedly earned more in lending and underwriting fees from clean energy projects than from oil, gas, and coal companies.[2]

The Company has committed to achieve net zero emissions for its financing activities before 2050 and announced a $1 trillion by 2030 goal to "mobilize capital to accelerate the environmental transition."[3]

While this financing commitment may appear significant, investors need more information to assess it relative to the Company's financing of fossil fuels, which totaled approximately $280 billion since 2016, ranking it as the fourth largest financer of fossil fuels.[4]

According to BloombergNEF's recent report, Financing the Transition: Energy Supply Investment and Bank Financing Activity ("BloombergNEF Report"),[5] the pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down. Synthesizing the seven most frequently referenced 1.5C – aligned pathways (IEA; Network for Greening the Financial System; IPCC), it concluded that, to achieve net zero emissions by 2050, the Ratio must reach a minimum of 4:1 by 2030, rise to 6:1 in the 2030s and 10:1 thereafter. Bloomberg estimated the Company's 2021 Ratio at 1.1.

Clean-energy-to-fossil-fuel financing ratios have emerged as a key metric for assessing progress in financing the clean energy transition. The IEA tracks one,[6] and they have been recognized by the leading bank climate alliances in which the Company participates, including the Glasgow Financial Alliance for Net Zero and the Net Zero Banking Alliance, which advised that comparable indicators for "reporting requirements could include ...a transition finance ratio."[7]

At management's discretion, we recommend the Company:

- Set timebound Ratio targets aligned with its net zero commitment.
- Consult BloombergNEF Report when setting Ratio targets and defining "low carbon" and "fossil fuel" financing.
- Work to establish standardized industrywide methodologies.
- Disclose a comparable ratio for its lending.

We urge shareholders to vote FOR the proposal

Our Board recommends a vote "AGAINST" Proposal 7 because:

- **Third parties, including Bloomberg, have developed methodologies to calculate energy supply finance ratios and similar information for global banks and disclose these publicly.**
- **We are transparent about actions to set targets for financed emissions in support of our commitment to achieving net zero Green House Gas ("GHG") emissions before 2050.**
- **We continue to drive client engagement to assist clients in their transition to net zero, including through the development of products and services as well as investment in climate solutions.**

1 *https://www.iea.org/reports/net-zero-by-2050*
2 *https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year*
3 *https://newsroom.bankofamerica.com/content/newsroom/press-releases/2022/04/bank-of-america-announces-2030-financing-activity-targets-as-par.html#:%7E:text=In%20April%202021%2C%20the%20company,United%20Nations%20Sustainable%20Development%20Goals*
4 *https://www.bankingonclimatechaos.org/#sector-panel*
5 *https://assets.bbhub.io/professional/sites/24/BNEF-Bank-Financing-Report-Summary-2023.pdf*
6 *https://www.iea.org/reports/world-energy-investment-2023/overview-and-key-findings*
7 *https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf*

Third parties, including Bloomberg, have developed methodologies to calculate energy supply finance ratios and similar information for global banks and disclose these publicly. As part of our commitment to net zero GHG emissions by 2050, we are transparent about our well-considered and pragmatic strategy for supporting the transition of our energy and power systems clients toward a low-carbon future, and we publicly discuss our strategy and progress in many public disclosures. A key component of our strategy is to mobilize and deploy $1.5 trillion of sustainable financing by 2030. Our goal is aligned with the United Nations' Sustainable Development Goals, with $1 trillion being dedicated toward the environmental transition to address climate change and promote the circular economy, including solutions for renewable energy, energy efficiency, clean transportation, water and sanitation, recycling, sustainable agriculture, and carbon capture and sequestration, and $500 billion dedicated toward inclusive social development by advancing community development, affordable housing, health care, education, financial and digital inclusion, and access to basic services. Since our announcement of this goal in 2021, we have mobilized and deployed $560 billion in sustainable finance with more than $316 billion focused on the transition to a sustainable, low-carbon economy. Given stakeholders' interest in bank financing, third parties such as Bloomberg have developed methodologies to calculate energy supply finance ratios and similar information for global banks and disclose these publicly. The report referenced in the proposal, BloombergNEF's *Financing the Transition: Energy Supply Investment and Bank Financing Activity* already discloses an estimated energy supply finance ratio for our company—the very ratio that the proposal asks us to disclose. As acknowledged in the 2023 BloombergNEF Report, the company reviewed portions of our own data and provided feedback to Bloomberg, and other banks had the same opportunity. Asking banks to calculate their own ratios could result in different data sources and methodologies and reduce comparability. In light of the existing disclosure of an estimated energy supply finance ratio in the 2023 BloombergNEF Report, we do not believe it is necessary to undertake the independent reporting requested in this proposal. Further, the proponent issued a news release stating it has filed shareholder proposals with five other large financial institutions that are identical to the proposal filed with the company. If all participants in the Bloomberg survey also produced their own ratios as requested in the proposal, there would likely be much less uniformity in methodology and comparability among ratios, which would undermine the utility of such disclosures.

We are transparent about actions to set targets for financed emissions in support of our commitment to achieving net zero GHG emissions before 2050. Integral to our Approach to Zero strategy, which outlines our commitment to helping finance the transition to net zero GHG emissions and details our target setting methodology, are the emission reduction targets for financing activities. In 2022, we announced targets for financed emissions in the auto manufacturing, energy, and power generation sectors. In 2023, the company set targets for financed emissions in the aviation and cement sectors and announced plans to add additional 2030 Financing Activity Targets in 2024 and to initiate facilitated emissions calculations for certain capital markets portfolios. Our 2023 TCFD Report[1] provides additional details about how we developed our 2030 Financing Activity Targets, metrics related to our financing activities including absolute emissions and economic intensity following the Partnership for Carbon Accounting Financials methodology, data related to our target metrics and information regarding our financing exposure to target sectors. Our Approach to Zero strategy, together with our Environmental and Social Risk Policy Framework (ESRP Framework)[2], articulate a comprehensive and pragmatic strategy for supporting the transition across economic sectors, including clients in energy and power systems industries. As discussed above, the ratio requested by the proponent is already available through Bloomberg. Therefore, the company's preparation and production of the requested ratio is duplicative, unnecessary and would not add to the transparent disclosure about our company already available.

We continue to drive client engagement to assist clients in their transition to net zero, including through the development of products and services as well as investment in climate solutions. Achieving net zero GHG emissions associated with our financing activity involves key steps outlined in our Approach to Zero transition strategy, which include assisting our clients and providing them with the advice and financial solutions necessary for them to make progress on their own low-carbon business models. To facilitate engagement with clients across the enterprise, our client relationship teams are well versed in how best to support clients on their own net zero transitions. We are developing innovative products that promote this transition, such as credit facilities that are structured to link pricing to a client's carbon reduction efforts, and financial solutions for new and emerging clean energy technologies that will be critical to provide additional carbon reduction beyond traditional renewable energy sources.

In light of our existing disclosures and declared strategy, our commitment to financing the transition to net zero emissions, and existing third-party initiatives to provide consistent measurements of global energy supply financing activity, our Board believes that the disclosure requested by the proposal would not be a productive use of time or effort and would not provide our shareholders with meaningful additional information.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 7).

---

1 Our 2023 Task Force on Climate-Related Financial Disclosures (TCFD) Report is available at *https://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf*.

2 Our Environmental and Social Risk Policy Framework is available at *https://about.bankofamerica.com/content/dam/about/pdfs/environmental-and-social-risk-policy-december-2023.pdf*.

Proposal 8: Shareholder proposal requesting right to act by written consent

Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the beneficial owner of at least 500 shares of the company's common stock, has advised us that he intends to present the following resolution:

Shareholder Right to Act by Written Consent - Proposal 8

FOR *Shareholder Rights*

Shareholders request that our board of directors take such steps as may be necessary to permit written consent by the shareholders entitled to cast the minimum number of votes that would be necessary to authorize an action at a meeting at which all shareholders entitled to vote thereon were present and voting. This includes shareholder ability to initiate any appropriate topic for written consent.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director. For instance, Bank of America executive pay was rejected by 30% of shares in 2023. The 30% rejection was all the more important because it takes much more BAC shareholder conviction to reject executive pay, and thereby disregard the Board of Director's position, than to simply go along with the Board's position.

Given the 30% rejection of BAC executive pay in 2023 it seems that BAC could have a more qualified chair of the executive pay committee than Ms. Monica Lozano.

The most recent career highlight of Ms. Lozano is 5-years at a non-profit that does not even have a Wikipedia listing. Ms. Lozano also has excessive tenure of 18-years on the Bank of America Board. As director tenure goes up director independence goes down. With Ms. Lozano chairing the executive pay committee at BAC the lack of director independence is unsettling.

A shareholder right to act by written consent could give BAC directors more of an incentive to improve their performance and more of an incentive to keep unqualified directors off of important Board committees like the executive pay committee.

Please vote yes:

Shareholder Right to Act by Written Consent - Proposal 8

Our Board recommends a vote "AGAINST" Proposal 8 because:

- **Our Board believes that all shareholders should have the opportunity to consider and vote on matters that require shareholder approval.**
- **Our Bylaws provide shareholders owning 10% of our common shares with the meaningful ability to call a special meeting of shareholders, and shareholders owning 3% of our common shares with the ability to nominate a candidate for election to our Board.**
- **Through our Board-driven, year-round shareholder engagement program, our shareholders have multiple opportunities to provide input to company management and to the Board.**

Our Board believes that all shareholders should have the opportunity to consider and vote on matters that require shareholder approval. Action by written consent can disenfranchise shareholders who are not given the opportunity to vote. Unlike matters presented for a vote at a shareholders' meeting, shareholder action by written consent may not require communication to all shareholders, and may deny shareholders the ability to participate in major decisions affecting the company and their interests. A shareholder seeking action by written consent may attempt to solicit the fewest possible shareholders to take action, rather than seeking input from all shareholders, and may rely on consents obtained from some shareholders before other shareholders have had the ability to evaluate a proposal, express their views, and vote. Permitting shareholder action by written consent also could create confusion and disruption, as multiple shareholders could solicit written consents at any time on a wide range of issues, which may duplicate or conflict with other proposals. In contrast, for a special or annual meeting of shareholders, all shareholders receive advance notice of the meeting and have clearly established times during which they can evaluate the issues, engage with the company and other shareholders, communicate their views, and vote.

Our Bylaws provide shareholders owning 10% of our common shares with the meaningful ability to call a special meeting of shareholders, and shareholders owning 3% of our common shares with the ability to nominate a candidate for election to our Board. One or more shareholders owning 10% or more of our outstanding voting stock are entitled to call a special meeting of shareholders outside of our annual meeting cycle.[1] Shareholders' ability to use the special meeting process is not subject to any conditions beyond those that

[1] The ability for 10% of our shareholders to call a special meeting represents a significant right—and one that is more shareholder-friendly than the right at most other S&P 500 companies. According to FactSet, of the approximately 350 S&P 500 companies that permit shareholders to call a special meeting, approximately 80% of those companies have a stock ownership threshold greater than 10%, with the most prevalent stock ownership threshold set at 25%. In addition, fewer than 4% of S&P 500 companies provide for action by written consent together with proxy access and the ability of 10% of shareholders to call a special meeting.

also apply to a Board-called special meeting. A special meeting of shareholders allows shareholders, the Board, and company management to hold a discussion about shareholder concerns and empowers all shareholders to participate collectively in a single meeting and make an informed vote. This informed and collective process does not occur in an action taken by written consent, which only requires a majority of shareholders to participate in the process. In addition, the company was one of the first to adopt a proxy access Bylaw provision. This provision allows shareholders owning 3% or more of our outstanding common stock, including groups of up to 20 shareholders who collectively own 3% or more of our outstanding stock, the right to nominate director candidates constituting up to 20% of our Board, and to solicit votes for those candidates using our proxy materials.

The ability for shareholders owning 10% of our common shares to call a special meeting and the proxy access Bylaw provision each allow all, not just some, of our shareholders to express their views and do so more readily than through action by written consent, which would require any proposed actions to be approved by holders of at least a majority (or higher when required by Delaware law) of our outstanding shares (versus votes cast). The chart below illustrates how our shareholders already have better means of implementing actions than they would have under the policy requested by the proposal:

		Notification to Shareholders	Quorum Requirement at Shareholders' Mtg.	Votes Necessary to Approve Action
Proposal	Action by Written Consent	Shareholders holding a majority of outstanding shares *(provided by shareholder seeking action)*	Not applicable; no shareholders' meeting	At least a majority of outstanding shares *(at least ~4 billion shares)*
Existing Rights of Shareholders	Action at a Special Meeting Called by 10% of our Shareholders Action to Elect a Director Nominated by Proxy Access	100% of shareholders *(provided by company)*	A majority of outstanding shares *(~4 billion shares)*	At least a majority of votes cast *(at least ~2 billion shares)*

Through our year-round, Board-driven shareholder engagement program, our shareholders have multiple opportunities to provide input to company management and our Board. Our Board and management have a demonstrated record of engaging with our shareholders and soliciting their input on important matters. Our Board engages in year-round communications with shareholders, and throughout 2023 and early 2024, we held over 70 meetings with shareholders representing over 3.9 billion shares of our outstanding common stock, with our Board's Lead Independent Director and our Compensation and Human Capital Committee Chair participating in over 40 of these meetings. At these meetings, our shareholders provided input on many topics of interest, including our corporate governance practices, executive compensation program, and climate initiatives. This engagement informs and contributes to enhancements that help us address the issues our shareholders tell us matter most to them. See more detailed information about our shareholder engagement program on page 37 of this proxy statement.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 8).

Proposal 9: Shareholder proposal requesting independent board chair

John Chevedden, 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, the beneficial owner of 100 shares of the company's common stock, has advised us that he intends to present the following resolution:

Independent Board Chairman - Proposal 9

FOR *Shareholder Rights*

Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board.

This policy could be phased in when there is a leadership transition.

This proposal topic won 52% support at Boeing and 54% support at Baxter International. Boeing then adopted this proposal topic in June 2020. The roles of Chairman and CEO are fundamentally different and should be held by 2 directors, a CEO and a Chairman who is completely independent of the CEO and our company.

A lead director is thus no substitute for an independent board chairman. With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman. A lead director cannot call a special shareholder meeting.

A lead director can delegate many details of his lead director duties to management and then simply rubber-stamp it. Management has not explained how shareholders can be sure of what goes on in regard to lead director delegation.

One sign that Bank of America management does not believe in shareholder input on this important topic is that BAC management gives its shareholders extra "help" to make sure shareholders vote the management approved way. BAC management routinely spends shareholder money to publish a glossy simplified voting guide for dummies shortly before the annual meeting. How can there be any genuine shareholder engagement if management is routinely stacking the deck in its favor with an extra dose of the approved management way to vote?

This proposal topic previously won 30% support from Bank of America shareholders in spite of an extra edition of how management thinks shareholders should vote.

There is clearly a need for a change because the BAC stock price was at $32 five years ago.

The increased complexities of companies of more than $240 Billion in market capitalization, like BAC, increasingly demand that 2 persons fill the 2 most important jobs in the company—CEO and Chairman.

Please vote yes:

Independent Board Chairman - Proposal 9

Our Board recommends a vote "AGAINST" Proposal 9 because:

- **Our shareholders have repeatedly affirmed that the Board should retain the flexibility to determine the most effective Board leadership structure based on applicable circumstances and needs.**
- **Our current Board leadership structure and governance practices provide robust and effective independent Board oversight.**
- **The Board regularly evaluates and reviews the Board's leadership structure, seeking and considering input from shareholders.**
- **There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure is the norm at other large companies.**

Our shareholders have repeatedly affirmed that the Board should retain the flexibility to determine the most effective Board leadership structure based on applicable circumstances and needs. Our shareholders have voted on our Board's leadership structure multiple times since 2015. At a special meeting in September 2015 convened solely for shareholders to voice their opinion on this topic, over 62% of votes cast by our shareholders voted to ratify bylaws that grant our Board the flexibility to determine its leadership structure, including appointing an independent Chair or appointing a Lead Independent Director when the Chair is not an independent director. At our 2017, 2018, and 2023 annual meetings, our shareholders voted on proposals nearly identical to this proposal with over 67%, 69%, and 73%, respectively, of the votes cast voting against the proposals and in favor of the Board retaining flexibility to determine the most effective leadership structure based on applicable circumstances and needs. This flexibility allows the Board to respond to its changing circumstances and needs when determining the most suitable Board leadership structure for the company and to continue to protect and enhance long-term shareholder value.

The Board does not believe one singular, fixed Board leadership model is universally or permanently appropriate in all circumstances. In deciding whether an independent Chair or a Lead Independent Director is right for the company at any particular time, the Board's determination should not be unthinking and mechanical. It should be contextual and tailored to the then-present needs and opportunities of the company. The Board, in fulfilling its fiduciary duties, should not be prevented from selecting the individual it believes is most qualified and best positioned to act as Chair. Our shareholders rely on the Board's independence, experience, and judgment in exercising their fiduciary duties to protect and act in shareholders' best interests. Adoption of this proposal would restrict the Board's ability to utilize its experience and judgment and the ongoing input it receives from shareholders to make well-informed decisions regarding the Board's leadership structure.

Our current Board leadership structure and governance practices provide robust and effective independent Board oversight. Our Board is committed to objective, independent Board leadership and views the provision of active, objective, and independent oversight as central to effective Board governance, to serving the best interests of our company and our shareholders, and to executing our strategic objectives and creating long-term value. The Board believes that independent board oversight involves not only having a properly defined independent board leader, such as a strong Lead Independent Director when the Chair is the CEO, but also having robust governance structures that promote active oversight.

Our Board embraces multiple interlinked practices to provide that the Board, as a whole, functions effectively and provides robust independent oversight. These include: (1) regular reviews of our Board leadership structure and governance practices, taking into account contemporaneous shareholder and stakeholder perspectives; (2) a robust, well-defined, and transparent Lead Independent Director role that is filled when our Chair is not an independent director and empowers the Lead Independent Director with extensive authority and responsibilities; (3) active leadership, involvement, and influence by the Lead Independent Director through regular executive sessions of our independent directors without management, regular discussions with our CEO and the other independent directors between Board meetings, regular interaction with our primary bank regulators, and active engagement with shareholders; (4) a Board composed of diverse, experienced, and skilled Board members, all of whom stand for election annually and are independent aside from the CEO; (5) standing Board committees that are each chaired by an independent director and composed entirely of independent directors; and (6) comprehensive, multi-faceted Board and committee self-evaluations complemented by thoughtful director succession practices. Please see the "Independent board leadership" section on pages 26 and 27 of this proxy statement for more information about our current Board leadership structure and governance practices.

We believe these practices, coupled with our Board's other governance processes, provide for strong, independent Board leadership and effective engagement with, and oversight of, management.

The Board regularly evaluates and reviews the Board's leadership structure, seeking and considering input from shareholders. The Board evaluates and reviews the Board's leadership structure at least annually to determine what, if any, changes are appropriate based on the Board's and company's then-existing circumstances and needs, and in light of input from shareholders and other stakeholders. Providing the Board with flexibility to make these leadership decisions empowers the Board to do what is in the best interests of the company and our shareholders. If at any time the Board's review of its leadership structure resulted in the conclusion that an independent Chair is in the best interests of our shareholders based on the company's circumstances and needs at that time, the Board would appoint an independent Chair to address those needs and circumstances. The Board's leadership evaluation process is described in more detail on page 26 of this proxy statement.

Our Board and management also have a demonstrated record of engaging with our shareholders and soliciting their input on important matters, including their views on Board leadership. Since being named the Lead Independent Director successor at the end of 2020, Mr. Nowell has participated in over 130 meetings with institutional shareholders representing over 38% of our outstanding shares. Shareholder input is then shared with our Board, its committees, and company management on a regular basis and informs and contributes to enhancements related to our corporate governance practices, executive compensation program, and human capital, environmental, and other sustainability initiatives. The Board's shareholder engagement process is described in more detail on page 37 of this proxy statement.

The Board recognizes that certain shareholders prefer an independent Chair at all times, for all companies, and are therefore likely to support the proposal. However, during our recent engagement meetings, far more shareholders have expressed their support for our Lead Independent Director and the Board's continued flexibility to determine its leadership structure based on the company's circumstances and needs at any given time.

There is no conclusive evidence demonstrating that an independent Chair ensures superior governance or performance, and Board flexibility to determine the optimal leadership structure continues to be the norm at other large companies. While the Board recognizes and respects different points of view and philosophies about which leadership structure supports the best operational or governance results, existing empirical data concerning the impact of board leadership on shareholder value do not conclusively establish any correlation between the presence of an independent chair and superior corporate governance or performance. In fact, most of the financial institutions that failed in the spring of 2023 had independent board chairs.

Even as the general empirical evidence remains inconclusive, under the current Board leadership structure, the Board has continued to sharpen its focus on corporate governance and established leading governance and disclosure practices (see "Corporate governance" beginning on page 25 of this proxy statement), and our company continues to execute on our long-term strategy and focus on Responsible Growth—a strategy conceived under the vision of our current Chair and CEO and developed with the evaluation and unanimous support of the Board's independent directors—to propel our company's operating and financial performance and deliver for our clients, employees, and the communities we serve—and for our shareholders. For example, we are one of only four companies globally that has reported over $15 billion in net income for nine years in a row (2015-2023, the full years coincident with the Board's adoption of its current Board leadership structure). During this nine-year period, our annual earnings increased 67% to $26.5 billion, our customer deposit levels grew $727 billion to $1.9 trillion, our loans grew $151 billion to $1.1 trillion, and our Tier 1 capital increased to $223 billion while book value per share grew by 48%, even after the company returned $158 billion in capital to shareholders over this time in common stock dividends and repurchases. The company's stock price nearly doubled during this time period.

In addition, the company's existing Board leadership structure is consistent with practices among S&P 500 companies. According to the most recent survey reported by the *Spencer Stuart Board Index*, only 39% of the chairs of S&P 500 companies are independent.

The Board believes that a one-size-fits-all policy mandating an independent Chair is not in the best interests of our shareholders or our company. Our shareholders supported this view at the special meeting in 2015 and reaffirmed their support at our 2017, 2018, and 2023 annual meetings of shareholders by voting to maintain the Board's flexibility to determine the most effective and appropriate leadership structure. They continue to express support during our ongoing engagements. Although our shareholders continue to endorse the Board having the necessary flexibility, the Board is committed to regularly reviewing its leadership structure and Board practices and to responsibly determining its most appropriate structure based on then-current circumstances and needs.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 9).

Proposal 10: Shareholder proposal requesting changes to executive compensation program

Jing Zhao, 1745 Copperleaf Court, Concord, CA 94519, the beneficial owner of at least 90 shares of the company's common stock, has advised us that he intends to present the following resolution:

Shareholder Proposal to Improve Executive Compensation Program

Resolved: shareholders recommend that Bank of America Corporation (the Company) improve the executive compensation program to include the CEO pay ratio factor.

SUPPORTING STATEMENT

The Company's executive compensation jumped irregularly, irrationally, and unreasonably from 2021 to 2022: from 23,729,169 to 30,177,503 (+27.2%) for CEO, from 10,956,873 to 12,601,937 (+15.0%) for CFO, from 12,262,492 to 20,650,361 (+68.4%) for Regional Banking President, from 12,669,214 to 20,660,643 (+63.1%) for Vice Chair, from 12,474,933 to 20,652,107 (+65.5%) for Chief Risk Officer (2023 Proxy Statement p.68). The CEO pay ratio in 2022 was 258:1 (p.79). Furthermore, how different executive officers could achieve the same incomes for the vastly different functions of the Regional Banking President, the Vice Chair and the Chief Risk Officer? The 1-year total shareholder return was -23.8% (p.3).

America's ballooning executive compensation is not sustainable for the economy, and there is no rational methodology to decide the executive compensation, particularly because there is no consideration of the CEO pay ratio. The CEO pay ratios of big Japanese and European companies are much less than of big American companies. The increase of disparity of income has a direct negative impact on American social instability. For example, one article "'No defensible argument': Anger boils over at CEO pay" from Politico.com 09/16/2023 stated: "The historic UAW strike puts an exclamation point on more than a decade of efforts ... to narrow the pay gap between top executives and workers. ... And between 1978 and 2021, executive compensation at large American companies increased by more than 1,400 percent."

Adam Smith said: "Wealth, as Mr Hobbes says, is power." America has a long history to check and balance power. The public gives the board the power to run the corporate business without organized unions in big financial companies, without employee representation on board; and the board is nominated and elected without any competition (the number of candidates is the same number of board seats). To increase the executive wealth (compensation) irregularly, irrationally, and unreasonably is to abuse the power. Shareholders in JPMorgan Chase & Co., Intel, Netflix and other big companies rejected sky-high executive pay packages in 2022 and 2023.

As a policy recommendation, the Company may refer to Aristotle's Politiká/Politics, in which he concluded that in a stable polis community, the disparity of wealth (land ownership) should not be more than 5 times. Human nature has not changed so dramatically. The Company has the flexibility to reform the Compensation and Human Capital Committee to improve the executive compensation program, such as to include the CEO pay ratio factor.

Our Board recommends a vote "AGAINST" Proposal 10 because:

- **Our existing processes and procedures operate effectively to drive Responsible Growth by recognizing and rewarding performance with competitive and fair pay for the work done at all levels of our company, making the policy change requested in this proposal unnecessary.**
- **Our executive compensation program effectively aligns executives' and shareholders' interests.**
- **Input received from our shareholders through our comprehensive engagement program directly informs the evaluation and evolution of our executive compensation program.**
- **Our Compensation and Human Capital Committee regularly reviews our executive compensation program in the context of our pay-for-performance philosophy and commitment to deliver Responsible Growth.**

Our existing processes and procedures operate effectively to drive Responsible Growth by recognizing and rewarding performance with competitive and fair pay for the work done at all levels of our company. Responsible Growth that is sustainable includes being a great place to work. We drive Responsible Growth and our commitment to being a great place to work strategically and holistically. We pay our teammates fairly based on market rates for their roles, experience, and how they perform, and we regularly benchmark against other companies both within and outside our industry to help maintain competitive pay. We recognize performance and share success at all levels of our company. Since 2017, we have awarded more than $4.8 billion in special compensation awards to teammates in recognition of their contributions to our drive for Responsible Growth, with approximately 97% of employees receiving an award in 2024. We also provide employees with access to industry-leading benefits that promote physical, emotional, and financial wellness, and continue to evolve these benefits and programs to meet employees where they are in their career and personal lives. We have made regular increases to our minimum rate of pay for hourly employees over the past several years and in October 2023 increased our minimum pay to $23 per hour, taking one step closer to our goal of increasing our minimum hourly wage to $25 by 2025. In addition, our 2023 median employee compensation, which is disclosed on page 85, has increased approximately 43% since 2017, the first year for which this disclosure was required. Moreover, we are committed to equal pay for equal work. We maintain robust policies and practices that reinforce that commitment, including reviews with oversight from our Compensation and Human Capital Committee and senior leaders. For over 17 years, we have conducted rigorous processes and analyses with outside experts to examine individual employee pay before year-end compensation decisions, and we adjust compensation where appropriate to reinforce pay-for-performance and equal pay for equal work.

Our executive compensation program effectively aligns executives' and shareholders' interests. Our compensation philosophy is to pay for performance over the long-term, as well as on an annual basis. As explained in our Compensation discussion and analysis beginning on page 53, our executive officers are awarded equity compensation after the performance year to which those awards relate. However, SEC rules require those awards to be reported as compensation for the year in which the awards are granted, which we believe can at times obscure the alignment between our executive compensation practices and corporate performance. Our Compensation Discussion and Analysis details how our executive compensation program appropriately links compensation to our performance and properly aligns the interests of our executive officers with those of our shareholders. This alignment is implemented through a mix of salary, incentives, and benefits paid over time, as well as long-term equity-based awards, which further align executive officer and shareholder interests by linking a substantial portion of compensation to the achievement of sustainable, long-term corporate performance and operational efficiency.

Input received from our shareholders through our comprehensive engagement program directly informs the evaluation and evolution of our executive compensation program. As part of our evaluation of our executive compensation program, our Compensation and Human Capital Committee and senior leaders regularly solicit feedback from our shareholders on our executive compensation program, human capital management, and other compensation-related matters. These discussions with shareholders provide the Committee with valuable insight and feedback that inform their pay evaluation and decision process. In 2023 and early 2024, we held over 70 engagement meetings with shareholders representing over 3.9 billion shares of our outstanding common stock, with our Board's Lead Independent Director and the Compensation and Human Capital Committee Chair participating in over 40 of those meetings. During these meetings, shareholders provided valuable input on a range of executive compensation and human capital related matters; however, no shareholders raised concerns related to the CEO pay ratio or requested the adoption of a policy similar to the proposal's request. In addition, we provide shareholders with an annual opportunity to cast an advisory "Say on Pay" vote. Shareholders again approved our "Say on Pay" vote at our 2023 annual meeting of shareholders—marking the 15th consecutive year of "Say on Pay" approval. For more details, please review the Compensation discussion and analysis starting on page 53.

Our Compensation and Human Capital Committee regularly reviews our executive compensation program in light of our pay-for-performance philosophy and commitment to deliver Responsible Growth. Each year, our Compensation and Human Capital Committee reviews our executive compensation program, including the compensation and performance of our named executive officers. As part of its evaluation, the Committee reviews a range of factors, including governance considerations, internal performance and results, and company pay ratio information. When reviewing the performance of our named executive officers, the Committee uses a balanced and disciplined approach to determine base salaries and variable compensation awards. At the start of each year, goals aligned to the tenets of Responsible Growth are set for each executive officer and progress to meeting those goals, including both financial and non-financial results, are tracked on scorecards. The Committee's compensation decision process involves a robust review of company and line of business performance as well as individual performance for each named executive officer. The Committee also reviews market pay practices, including market compensation benchmarks from our primary peers and leading international financial institutions and global companies headquartered in the U.S., as well as feedback from our independent control functions (*i.e.*, Corporate Audit, Compliance, Finance, Human Resources, Legal, and Risk). After taking these various inputs into consideration, the Committee determines the appropriate compensation for the named executive officers.

Given the effectiveness of our existing processes and programs in providing appropriate, fair, and competitive compensation for all of our teammates and our Compensation and Human Capital Committee's ongoing evaluation of our executive compensation program, which is informed by robust engagement with our shareholders, we believe that the policy change requested by this proposal is unnecessary and not in the best interests of our shareholders.

Accordingly, our Board recommends a vote "AGAINST" this proposal (Proposal 10).

Voting, attending the annual meeting, and other information

Voting

Who may vote at the annual meeting?

You are entitled to vote at our annual meeting if, as of the close of business on March 1, 2024, you were a shareholder of record of the company's common stock, Series B Preferred Stock, and Series 1, 2, 4, and 5 Preferred Stock (Series 1–5 Preferred Stock). As of March 1, 2024, the following shares were outstanding and entitled to vote:

Shares	Number of shares outstanding and entitled to vote
Common Stock	7,890,638,876
Series B Preferred Stock	7,076
Series 1 Preferred Stock	3,186
Series 2 Preferred Stock	9,967
Series 4 Preferred Stock	7,010
Series 5 Preferred Stock	13,331

Each share of our common stock and Series B Preferred Stock is entitled to one vote. Although each share of the Series 1–5 Preferred Stock is entitled to 150 votes, we do not have "dual-class" voting as all shareholders vote together without regard to class, except as otherwise required by law. Holders of the Series 1–5 Preferred Stock hold their shares through depositary receipts that each represent 1/1200th of a share of Series 1–5 Preferred Stock (or a vote representing 0.125 shares of our common stock). Therefore, the aggregate vote represented by the Series 1–5 Preferred Stock is *de minimis*. As of the record date, the Series 1–5 Preferred Stock represent 5,024,100 votes, or approximately 0.063% of the total eligible votes at the 2024 annual meeting of shareholders. We issued the Series 1–5 Preferred Stock as part of our merger with Merrill Lynch & Co., Inc. that became effective January 1, 2009, as required under Delaware law, to holders of respective outstanding shares of Merrill Lynch series 1–5 preferred stock. Since the issuance of the Series 1–5 Preferred Stock in 2009, our company has not issued any additional shares of Series 1–5 Preferred Stock, does not have any current plans to issue any additional shares of Series 1–5 Preferred Stock, and redeemed the Series 3 Preferred Stock in 2018.

In accordance with Delaware law, for the 10 days prior to our annual meeting, a list of registered holders entitled to vote at our annual meeting will be available for inspection in the Office of the Corporate Secretary, Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255.

When and how do I vote my shares?

You may vote prior to our annual meeting by submitting your proxy by internet, phone, or mail:

Internet Go to *www.proxyvote.com* and follow the online instructions. You will need information from your Notice of Internet Availability, proxy card, or voting instruction form (VIF), as applicable, to submit your proxy

Phone Call the phone number located on the top of your proxy card or VIF and follow the voice prompts. You will need information from your proxy card or VIF to submit your proxy

Mail Mark your vote on your proxy card or VIF, sign your name exactly as it appears on your proxy card or VIF, date your proxy card or VIF, and return it in the envelope provided

You may also vote during our annual meeting by logging into the virtual annual meeting website and vote by following the instructions provided on the website. All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted according to your voting instructions.

- **Registered shareholders.** If you are a registered shareholder and hold our stock directly (not through a bank, broker, or another nominee), your proxy must be received before the polls close at our annual meeting to be counted. If you properly submit a proxy without giving specific voting instructions, your shares will be voted in accordance with our Board's recommendations. If other matters properly come before our annual meeting, the proxies will vote on these matters as they determine appropriate. You may revoke your proxy and change your vote at any time before the voting polls close at our annual meeting by submitting a properly executed proxy of a later date, by sending a written notice of revocation of your previously executed proxy to our Corporate Secretary, or by voting at our virtual annual meeting (however, attending the meeting virtually, without voting, will not revoke a proxy). In addition, if you are a registered shareholder, you may vote by internet or phone no later than 11:59 p.m. Eastern time on April 23, 2024.
- **Beneficial shareholders.** If you are a beneficial shareholder and hold our stock in the name of a bank, broker, or other nominee (commonly referred to as holding shares in "street name"), voting by telephone and internet ends at 11:59 p.m. Eastern time on April 23, 2024. In addition, if you are a beneficial shareholder, and receive a VIF from your bank, broker, or other nominee, you may vote by following the instructions

provided by your bank, broker, or other nominee. Brokers, banks, and other nominees are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. Therefore, as a beneficial shareholder, if you do not provide voting instructions to your bank, broker, or other nominee, your shares may not be voted at the meeting or may be voted on only a proposal for which discretionary voting is allowed (resulting in "broker non-votes" with respect to the other proposals). You may revoke any voting instructions you provided by following the specific directions from your bank, broker, or other nominee to change or revoke any voting instructions you have already provided.

Alternatively, you may also attend the virtual annual meeting and vote online during the meeting, which will replace any previous votes (however, attending the meeting virtually, without voting, will not revoke a proxy). If you have questions about voting your shares, please contact your bank, broker, or other nominee directly.

- **Employee shareholders.** If you participate in The Bank of America 401(k) Plan or The Bank of America Transferred Savings Account Plan (collectively, the Plan), and your Plan account has investments in shares of our common stock, you must provide voting instructions to the Plan Trustee by internet, telephone, or proxy card for the shares to be voted according to your instructions. The shares cannot be voted unless you provide voting instructions to the Trustee. Your voting instructions to the Trustee will be held in strict confidence. The deadline to provide voting instructions for shares held in the Plan is April 23, 2024, at 8:00 a.m., Eastern time. If you are an employee and you hold shares in multiple accounts, you may receive one proxy card covering all the shares in your accounts. If you receive one proxy card covering all the shares in your accounts, you must provide voting instructions by April 23, 2024, at 8:00 a.m., Eastern time to vote all the shares. After the applicable deadline, you will not be able to submit voting instructions or change prior voting instructions for any shares.

Is it important for me to vote my shares?

Your vote is important—we want to hear from you and all of our other shareholders. To express our appreciation for your participation, Bank of America will make a $1 charitable donation on behalf of every shareholder account that votes. "Householded" accounts for beneficial owners will be administered as a single account. For more information on "householding," see "Eliminating duplicative proxy materials through 'householding'" on the next page.

What are the requirements for Bank of America to hold the annual meeting?

In order to hold our annual meeting, a quorum representing holders of a majority of the voting power of our common stock, the Series B Preferred Stock, and the Series 1–5 Preferred Stock must be present or represented by proxy at the meeting. We intend to include as present: shares present but not voting; shares for which we have received proxies but for which holders have abstained from voting; and shares represented by proxies returned by a bank, broker, or other nominee holding the shares.

What are the votes required to elect each director nominee and approve the other proposals?

Proposals for your vote	Votes required	Effect of abstentions	Effect of broker non-votes
Proposal 1: Electing directors	Majority of votes cast	No effect	No effect
Proposal 2: Approving our executive compensation (an advisory, non-binding "Say on Pay" resolution)	Majority of votes cast	No effect	No effect
Proposal 3: A proposal ratifying the appointment of our independent registered public accounting firm for 2024	Majority of votes cast	No effect	No effect
Proposal 4: A proposal to amend and restate the Bank of America Corporation Equity Plan	Majority of votes cast	No effect	No effect
Proposals 5–10: Shareholder proposals	Majority of votes cast	No effect	No effect

- **Proposal 1: Electing directors.** Our Bylaws provide that a nominee for director in an uncontested election will be elected to our Board if the votes cast for the nominee's election exceed the votes cast against his or her election. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted for purposes of determining the election of directors. If a nominee does not receive the required votes for election at our annual meeting, our Board, with the assistance of our Corporate Governance, ESG, and Sustainability Committee, will consider whether to accept the director's offer of resignation, which is required to be tendered under our Corporate Governance Guidelines. Our Board will publicly disclose its decision regarding the resignation and the basis for its decision within 90 days after election results are certified.
- **Other proposals.** Approval of Proposals 2 through 10 requires the votes cast in favor of each such proposal to exceed the votes cast against the proposal. Abstentions from voting and broker non-votes are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

What other information do I need to know?

Cost of proxy solicitation. We are providing or making available this proxy statement to solicit your proxy to vote on the matters presented at our annual meeting. We will pay the cost of soliciting proxies. In addition to soliciting proxies by mail or electronic delivery, we also may use our directors or employees to solicit proxies either personally or by telephone, facsimile, mail, email, or other means. None of these directors or employees will receive any additional or special compensation for soliciting proxies. In addition, we have engaged Georgeson LLC and Morrow Sodali LLC to assist us in soliciting proxies from banks, brokers, and other nominees at an estimated cost of $19,500 and $19,500, respectively, plus expenses. We also will reimburse banks, brokers, and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners of our stock.

Internet availability of proxy materials. We mailed or emailed to most of our shareholders a Notice of Internet Availability of our proxy materials with instructions on how to access our proxy materials online and how to vote. If you are a registered holder and would like to change the method of delivery of your proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940; toll free: 800-642-9855; or at *www.computershare.com/bac.* You may do the same as a beneficial owner by contacting the bank, broker, or other nominee where your shares are held.

Eliminating duplicative proxy materials through "householding." We deliver a single proxy statement and annual report to shareholders with separate proxy cards or separate Notices of Internet Availability to multiple registered holders who share an address, unless we receive other instructions. If (i) you and another registered holder share an address and each receive paper copies of our proxy materials and wish to receive only one paper copy, or (ii) you share an address with another registered holder, received a single set of our proxy materials, and would like to receive separate copies, you may request a change in delivery preferences by contacting our transfer agent, Computershare Trust Company, N.A., P.O. Box 43078, Providence, RI 02940; toll free: 800-642-9855; or at *www.computershare.com/bac.*

If you are a beneficial owner and receive multiple copies of our proxy materials and you would like to receive only one copy, or if you and another shareholder receive only one copy and would like to receive multiple copies, contact your bank, broker, or other nominee.

Attending the annual meeting

Why is this year's annual meeting being held in a virtual-only format?

For the convenience of our shareholders and employees, our Board has determined to hold our annual meeting solely by means of remote communication via audio webcast. This is often referred to as a "virtual annual meeting." The virtual annual meeting webcast, hosted by Broadridge, allows all shareholders to join the meeting, regardless of location. We aim to provide shareholders the same rights and comparable opportunities for participation that have been historically provided at our in-person annual meetings. As with an in-person meeting, you will be able to vote and ask questions during the meeting. In prior years, attendance at our virtual annual meetings has been significantly greater than in-person meetings, so we believe the virtual format offers a greater number of our shareholders the opportunity to attend.

How can I participate in the annual meeting?

This year's annual meeting will be conducted via audio live webcast. All holders of our common stock, Series B Preferred Stock, and Series 1–5 Preferred Stock as of the March 1, 2024 record date are invited to attend our annual meeting.

Join the annual meeting by accessing the meeting website at *www.virtualshareholdermeeting.com/BAC2024*. You must enter the 16-digit control number found in the email or on the Notice of Internet Availability of our proxy materials previously provided to notify you of the availability of our proxy materials, or on your proxy card or voting instruction form provided with our proxy materials. If the Notice of Internet Availability of our proxy materials or voting instruction form that you received does not indicate that you may vote your shares through the *www.proxyvote.com* website, you should contact your bank, broker, or other nominee (preferably at least five days before the meeting) and obtain your 16-digit control number that will allow you to attend, participate in, or vote at the meeting.

The annual meeting is scheduled to begin at 10:00 a.m., Eastern time, on April 24, 2024. Online access will begin at 9:45 a.m., Eastern time; we encourage you to access the meeting webcast prior to the start time. If you encounter difficulties joining the annual meeting webcast, please check your internet connectivity and contact our voting intermediary, Broadridge, at 844-983-0876 or 303-562-9303. Rules of conduct for the annual meeting will be available once you access the meeting webcast and will also be available on our annual meeting website at *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*. A replay of the meeting will be posted on our Investor Relations website at *http://investor.bankofamerica.com/* following the meeting.

Bank of America is committed to making our annual meeting accessible to all shareholders. If you require an accommodation in order to fully participate in the meeting, please call us at 800-521-3984 or send your request in writing to our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255, by April 3, 2024, so your request may receive appropriate attention.

How can I ask questions?

You can ask questions during the virtual meeting by typing your questions into the text box under “Ask a Question” and clicking “Submit.” You must first join the meeting with your control number as described above in “How can I participate in the annual meeting?”

We intend to answer questions pertinent to company matters as time allows during the meeting. Questions that are substantially similar may be grouped and answered once to avoid repetition. Shareholder questions related to personal or customer-related matters, that are not pertinent to annual meeting matters, or that contain derogatory references to individuals, use offensive language, or are otherwise out of order or not suitable for the conduct of the annual meeting will not be addressed during the meeting. Questions related to customer service will be referred to a customer service representative for a response. We encourage our clients to call 800-432-1000 for direct, personalized assistance or go to *https://www.bankofamerica.com/customer-service/contact-us/* for additional ways to contact us.

Will I be able to vote my shares during the annual meeting?

You will be able to vote your shares electronically during the annual meeting, except that if you hold shares through The Bank of America 401(k) Plan or The Bank of America Transferred Savings Account Plan; voting instructions for those shares must be submitted by April 23, 2024, at 8:00 a.m., Eastern time. Please see “When and how do I vote my shares?” on page 110 and “What are the votes required to elect each director nominee and approve the other proposals?” on page 111 for additional information on voting. As always, we encourage you to vote your shares prior to the annual meeting.

Where can I find out more?

To review our 2024 Proxy Statement, 2023 Annual Report, and other information pertaining to our 2024 annual meeting online, go to *https://investor.bankofamerica.com/events-and-presentations/annual-shareholder-meeting*.

Other information

Shareholder proposals for our 2025 annual meeting

Shareholder proposals submitted for inclusion in the proxy statement for our 2025 annual meeting must comply with applicable requirements and conditions established by the SEC, including Rule 14a-8 of the Exchange Act, and must be received by our Corporate Secretary no later than the close of business on November 11, 2024.

Pursuant to our proxy access Bylaw provision, one, or a group of up to 20 shareholders who, in aggregate, own continuously for at least three years, shares of our company representing an aggregate of at least 3% of the voting power entitled to vote in the election of directors, may nominate and include in our proxy materials director nominees constituting up to 20% of our Board, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our Bylaws. Notice of proxy access director nominees must be received by our Corporate Secretary at the address below no earlier than October 12, 2024 and no later than the close of business on November 11, 2024, assuming we do not change the date of our 2025 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2024 annual meeting.

If you would like to submit a matter for consideration at our 2025 annual meeting (including any shareholder proposal not submitted under Rule 14a-8 or any director nomination) that will not be included in the proxy statement for that annual meeting, it must be received by our Corporate Secretary no earlier than the close of business on December 25, 2024 and no later than the close of business on February 8, 2025, assuming we do not change the date of our 2025 annual meeting by more than 30 days before or 70 days after the anniversary date of our 2024 annual meeting. Any matter must comply with our Bylaws, which includes information required under Rule 14a-19.

All shareholder proposals must be received by our Corporate Secretary at Bank of America Corporation, Bank of America Corporate Center, 100 North Tryon Street, NC1-007-56-06, Charlotte, North Carolina 28255 by the applicable dates specified above.

We encourage shareholders that are contemplating submitting a proposal for inclusion in our proxy statement to contact us beforehand at the address above to allow for a constructive discussion of their concerns and for additional information about our practices or policies.

Appendix A: Reconciliation of GAAP and non-GAAP financial measures

Our company reports its financial results in accordance with accounting principles generally accepted in the United States of America (GAAP). However, we believe that certain non-GAAP financial measures provide additional clarity in understanding our results of operations and trends as follows:

- Diluted earnings per share is calculated as net income applicable to common shareholders divided by average diluted common shares.
- Certain results excluding debit valuation adjustment (DVA) losses provide additional information to assess the underlying operational performance and trends of our businesses and to allow better comparison of period-to-period operating performance.
- Certain ratios that utilize tangible equity present measures of those assets that can generate income. Return on average tangible common shareholders' equity measures our net income applicable to common shareholders as a percentage of adjusted average common shareholders' equity. Tangible book value per common share represents ending tangible common shareholders' equity divided by ending common shares outstanding. These measures are used to evaluate the company's use of equity. In addition, profitability, relationship and investment models all use return on average tangible shareholders' equity as key measures to support our overall growth goals.
- In the fourth quarter of 2023, the Federal Deposit Insurance Corporation (FDIC) imposed a special assessment to recover losses to the Deposit Insurance Fund arising from the protection of uninsured depositors of Silicon Valley Bank and Signature Bank associated with their closures. Accordingly, the company recorded pretax noninterest expense of $2.1B in 4Q23 for its estimated assessment amount. Additionally, the company recorded a net pretax charge of $1.6B in 4Q23 to noninterest income related to interest rate swaps used in cash flow hedges of certain loans that are indexed to the Bloomberg Short-Term Bank Yield Index (BSBY) following the 4Q23 announcement that BSBY will permanently cease effective November 15, 2024. The company believes the use of non-GAAP financial measures adjusting for the impact of the FDIC and BSBY charges provides additional information for evaluating its results of operations and comparing its operational performance between periods by excluding these impacts that may not be reflective of its underlying operating performance.

Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our company's reported results prepared in accordance with GAAP.

For additional information about non-GAAP financial measures, see Supplemental Financial Data in Management's Discussion and Analysis of the Financial Condition and Results of Operations on page 29 of our 2023 Annual Report on Form 10-K filed with the SEC on February 20, 2024.

Below is a reconciliation of GAAP and non-GAAP financial measures found on pages 60 through 64.

	December 31	
	2023	2022
	(In millions, except per share data)	(In millions)
Reconciliation of Net Income to Adjusted Net Income		
Net income	$ 26,515	$27,528
FDIC Special Assessment Charge (after tax)	1,591	
BSBY Cessation Charge (after tax)	1,196	
Adjusted net income	**$29,302**	
Diluted average common shares issued and outstanding	8,080.5	
Diluted earnings per share	$ 3.08	

	December 31
	2023
	(In millions, except per share data)
Reconciliation of Net Income Applicable to Common Shareholders to Adjusted Net Income Applicable to Common Shareholders	
Net income applicable to common shareholders	$24,866
FDIC Special Assessment Charge (after tax)	1,591
BSBY Cessation Charge (after tax)	1,196
Adjusted net income applicable to common shareholders	$27,653
Adjusted Diluted Earnings Per Share	$ 3.42
Reconciliation of Diluted Earnings Per Share to Adjusted Diluted Earnings Per Share	$ 3.08
Earnings per share impact of FDIC Special Assessment Charge	0.20
Earnings per share impact of BSBY Cessation Charge	0.15
Adjusted Diluted Earnings Per Share[1]	$ 3.42

	December 31	
	2023	2022
	(In millions)	(In millions)
Reconciliation of average shareholders' equity to average tangible common shareholders' equity		
Shareholders' equity	$ 283,353	$ 270,299
Goodwill	(69,022)	(69,022)
Intangible assets (excluding mortgage servicing rights)	(2,039)	(2,117)
Related deferred tax liabilities	893	922
Average tangible shareholders' equity	213,185	200,082
Preferred stock	(28,397)	(28,318)
Average tangible common shareholders' equity	$ 184,788	$ 171,764
Reconciliation of year-end shareholders' equity to year-end tangible common shareholders' equity		
Shareholders' equity	$ 291,646	$ 273,197
Goodwill	(69,021)	(69,022)
Intangible assets (excluding mortgage servicing rights)	(1,997)	(2,075)
Related deferred tax liabilities	874	899
Tangible shareholders' equity	221,502	202,999
Preferred stock	(28,397)	(28,397)
Tangible common shareholders' equity	$ 193,105	$ 174,602

	December 31	
	2023	2022
Ending common shares (in thousands)	7,895,458	7,996,778
Book value per share	$ 33.34	$ 30.61
Tangible book value per share	24.46	21.83

	December 31	
	2023	2022
	(In millions)	(In millions)
Reconciliation of sales and trading revenue to sales and trading revenue, excluding net DVA		
Sales and trading revenue	$ 17,376	$ 16,489
Net DVA gains (losses)	236	(20)
Sales and trading revenue, excluding net DVA	$ 17,612	$ 16,469

(1) Amounts may not total due to rounding.

Appendix B: Amended and Restated Bank of America Corporation Equity Plan

Bank of America Corporation
Equity Plan

Original Effective Date: January 1, 2003
Amended and Restated Effective Date: April 24, 2024

Contents

Bank of America Corporation
Equity Plan

Article 1. Establishment, Duration and Purpose

1.1 Establishment and Duration of the Plan. The Company established this Plan, originally known as the "Bank of America Corporation Key Associate Stock Plan," effective as of January 1, 2003, and the Plan as originally established was approved by the Company's stockholders. The Plan, subsequently known as the "Bank of America Key Employee Equity Plan" and now known as the "Bank of America Corporation Equity Plan" was subsequently amended or amended and restated on several occasions, most recently with an amendment and restatement approved by the Company's stockholders at the annual meeting of stockholders on April 25, 2023. The Plan is hereby being further amended and restated, subject to and effective upon the approval of the Company's stockholders at the annual meeting of stockholders on April 24, 2024. The purpose of amending and restating the Plan is to authorize additional Shares for Awards under the Plan. The Plan shall remain in effect until the earliest of (i) the date that no additional Shares are available for issuance under the Plan, (ii) the date that the Plan has been terminated in accordance with Article 14 or (iii) the close of business on April 24, 2033.

1.2 Purpose of the Plan. The Company believes that the compensation of its Employees should be linked to the Company's business performance in order to enhance the long-term success and value of the Company. The Plan serves this compensation philosophy by providing a source of equity-based Awards for Employees that are intended to further motivate Employees to increase the value of the Company's common stock, thereby aligning the interests of the Employees with those of the Company's stockholders while maintaining an appropriate balance between risk and reward. The Plan also provides the Company with a means to attract, recruit and retain Employees who will create sustainable results consistent with the Company's risk management policies and strategic plan for the long-term benefit of the Company's stockholders. The Plan also enables the Company to attract and retain persons of exceptional ability to serve as Non-Employee Directors and to further align the interests of Non-Employee Directors and stockholders in enhancing the value of the Company's Shares.

Article 2. Definitions

Whenever used in the Plan, the following terms shall have the meanings set forth below and, when the meaning is intended, the initial letter of the word is capitalized:

"Award" means, individually or collectively, a grant under this Plan of Nonqualified Stock Options, Incentive Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units.

"Award Agreement" means an agreement between the Company and each Participant setting forth the terms and provisions applicable to Awards granted under this Plan.

"Beneficial Owner" or **"Beneficial Ownership"** shall have the meaning ascribed to such term in Rule 13d-3 of the General Rules and Regulations under the Exchange Act.

"Board" or **"Board of Directors"** means the Board of Directors of the Company.

"Change in Control" of the Company means, and shall be deemed to have occurred upon, any of the following events:

(a) The acquisition by any Person of Beneficial Ownership of twenty-five percent (25%) or more of either:

(i) The then-outstanding Shares (the "Outstanding Shares"); or

(ii) The combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of Directors (the "Outstanding Voting Securities");

provided, however, that the following acquisitions shall not constitute a Change in Control for purposes of this subparagraph (a): (A) any acquisition directly from the Company, (B) any acquisition by the Company or any of its Subsidiaries, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Subsidiaries, or (D) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subparagraph (c) below; or

(b) Individuals who, as of the Effective Date, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual who becomes a Director subsequent to the Effective Date and whose election, or whose nomination for election by the Company's stockholders, to the Board of Directors was either (i) approved by a vote of at least a majority of the Directors then comprising the Incumbent Board or (ii) recommended by a corporate governance committee comprised entirely of Directors who are then Incumbent Board members shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual or threatened election contest, other actual or threatened solicitation of proxies or consents or an actual or threatened tender offer; or

(c) Consummation of a reorganization, merger, or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless following such Business Combination, (i) all or substantially all of the Persons who were the Beneficial Owners, respectively, of the Outstanding Shares and Outstanding Voting Securities immediately prior to such Business Combination own, directly or indirectly, more than fifty percent (50%) of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from the Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination, of the Outstanding Shares and Outstanding Voting Securities, as the case may be (provided, however, that for purposes of this clause (i), any shares of common stock or voting securities of such resulting corporation received by such Beneficial Owners in such Business Combination other than as the result of such Beneficial Owners’ ownership of Outstanding Shares or Outstanding Voting Securities immediately prior to such Business Combination shall not be considered to be owned by such Beneficial Owners for the purposes of calculating their percentage of ownership of the outstanding common stock and voting power of the resulting corporation), (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from the Business Combination) beneficially owns, directly or indirectly, twenty-five percent (25%) or more of, respectively, the then outstanding shares of common stock of the corporation resulting from the Business Combination or the combined voting power of the then outstanding voting securities of such corporation unless such Person owned twenty-five percent (25%) or more of the Outstanding Shares or Outstanding Voting Securities immediately prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or the action of the Board, providing for such Business Combination; or

(d) Approval by the Company’s stockholders of a complete liquidation or dissolution of the Company.

Notwithstanding the foregoing, if it is determined that an Award hereunder is subject to the requirements of Section 409A of the Code and the Change in Control is a “payment event” under Section 409A of the Code for such Award, then for such purpose the Company will not be deemed to have undergone a Change in Control unless the Company is deemed to have undergone a “change in control event” pursuant to the definition of such term in Section 409A of the Code.

“Code” means the Internal Revenue Code of 1986, as amended from time to time. References to the Code shall include the valid and binding governmental regulations, court decisions and other regulatory and judicial authority issued or rendered thereunder.

“Committee” means the Compensation and Human Capital Committee of the Board of Directors; provided, however, that with respect to Awards to any Employees who are Insiders, Committee means all of the members of the Compensation and Human Capital Committee who are “non-employee directors” within the meaning of Rule 16b-3 adopted under the Exchange Act. Committee may also mean any individual or committee of individuals (who need not be Directors) that the Compensation and Human Capital Committee may appoint from time to time to administer the Plan with respect to Awards to Employees who are not Insiders, in accordance with and subject to the requirements of Section 3.2.

“Company” means Bank of America Corporation, a Delaware corporation, and any successor as provided in Article 17 herein.

“Director” means any individual who is a member of the Board of Directors of the Company.

“Disability” with respect to a Participant, means “disability” as defined from time to time under any long-term disability plan of the Company or Subsidiary with which the Participant is employed. Notwithstanding the foregoing, for any Awards that constitute nonqualified deferred compensation within the meaning of Section 409A(d) of the Code and provide for an accelerated payment in connection with any Disability, Disability shall have the same meaning as set forth in any regulations, revenue procedure, revenue rulings or other pronouncements issued by the Secretary of the United States Treasury pursuant to Section 409A of the Code, applicable to such arrangements.

“Effective Date” means April 24, 2024.

“Employee” means an employee of the Company or any Subsidiary, including an officer of the Company or a Subsidiary, who, by virtue of such employee’s position, ability, qualifications and performance, has made, or is expected to make, important contributions to the Company or its Subsidiaries, all as determined by the Committee in its discretion.

“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, or any successor act thereto.

“Fair Market Value” of a Share on any date means the closing price of a Share as reflected in the report of composite trading of New York Stock Exchange listed securities for that day (or, if no Shares were publicly traded on that day, the immediately preceding trading day that Shares were so traded) as published in The Wall Street Journal Eastern Edition or in any other publication selected by the Committee; provided,

however, that if the Shares are misquoted or omitted by the selected publication(s), the Committee shall directly solicit the information from officials of the stock exchanges or from other informed independent market sources.

"Incentive Stock Option" or **"ISO"** means an option to purchase Shares granted to an Employee under Article 6 herein, and designated as an Incentive Stock Option which is intended to meet the requirements of Section 422 of the Code.

"Insider" shall mean an individual who is, on the relevant date, an officer, director or ten percent (10%) beneficial owner of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, all as defined under Section 16 of the Exchange Act and the rules thereunder.

"Non-Employee Director" means an individual who is a member of the Board, but who is not an employee of the Company or any of its Subsidiaries.

"Nonqualified Stock Option" or **"NQSO"** means an option to purchase Shares granted to an Employee under Article 6 herein, and which is not intended to meet the requirements of Code Section 422.

"Option" means an Incentive Stock Option or a Nonqualified Stock Option.

"Option Price" means the price at which a Share may be purchased by a Participant pursuant to an Option.

"Participant" means an Employee, a former Employee or any permitted transferee under the Plan of an Employee or former Employee who has outstanding an Award granted under the Plan.

"Performance Award" means an Award of Shares of Restricted Stock or Restricted Stock Units made subject to the attainment of performance goals over a performance period established by the Committee as described in Article 9.

"Period of Restriction" means the period during which the transfer of Shares of Restricted Stock or an Award of Restricted Stock Units is limited in some way or during which such Award is subject to a risk of forfeiture (based on the passage of time, the achievement of performance goals, or upon the occurrence of other events as determined by the Committee, at its discretion), as provided in Article 8 herein and subject to Section 3.4.

"Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" within the meaning of Section 13(d).

"Plan" means the incentive compensation plan set forth herein known as the "Bank of America Corporation Equity Plan," as the same may be amended from time to time. Previously, the Plan was known as the "Bank of America Corporation Key Associate Stock Plan."

"Restricted Stock" means an Award of Shares, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to an Employee under Article 8 herein or a Non-Employee Director under Article 19 herein.

"Restricted Stock Unit" means an Award, subject to a Period of Restriction (except as set forth in Section 3.4), that is granted to an Employee under Article 8 herein and is settled either (a) by the delivery of one (1) Share for each Restricted Stock Unit or (b) in cash in an amount equal to the Fair Market Value of one (1) Share for each Restricted Stock Unit, all as specified in the applicable Award Agreement. The Award of a Restricted Stock Unit represents the mere promise of the Company to deliver a Share or the appropriate amount of cash, as applicable, at the end of the Period of Restriction (or such later date as provided by the Award Agreement) in accordance with and subject to the terms and conditions of the applicable Award Agreement, and is not intended to constitute a transfer of "property" within the meaning of Section 83 of the Code.

"Shares" means the shares of common stock of the Company.

"Stock Appreciation Right" or **"SAR"** means an Award designated as an SAR that is granted to an Employee under Article 7 herein.

"Subsidiary" means any corporation, partnership, joint venture, affiliate, or other entity in which the Company owns more than fifty percent (50%) of the voting stock or voting ownership interest, as applicable, or any other business entity designated by the Committee as a Subsidiary for purposes of the Plan.

Article 3. Administration

3.1 Authority of the Committee. The Plan shall be administered by the Committee. Except as limited by law, or by the Certificate of Incorporation or Bylaws of the Company, and subject to the provisions herein, the Committee shall have full power to select Employees who may receive an Award under the Plan; determine the sizes and types of Awards; determine the terms and conditions of Awards in a manner consistent with the Plan; construe and interpret the Plan and any agreement or instrument entered into under the Plan; establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein), amend the terms and conditions of any outstanding Award to the extent such terms and conditions are within the discretion of the Committee as provided in the Plan. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan.

3.2 Delegation. To the extent permitted by applicable law, the Committee may delegate its authority as identified herein to any individual or committee of individuals (who need not be Directors), including without limitation the authority to make Awards to Employees who are not Insiders. To the extent that the Committee delegates its authority to make Awards as provided by this Section 3.2, all references in the Plan to the Committee's authority to make Awards and determinations with respect thereto shall be deemed to include the Committee's delegate. Any such delegate shall serve at the pleasure of, and may be removed at any time by, the Committee.

3.3 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders and resolutions of the Board shall be final, conclusive and binding on all persons, including the Company, its stockholders, employees, Participants, and their estates and beneficiaries.

3.4 Limitation on Vesting for Awards. Notwithstanding any other provision of the Plan to the contrary including but not limited to this Section 3.4, stock-settled Awards granted under the Plan shall not vest more quickly than ratably annually as of each anniversary over the three (3) year period beginning on the Award grant date, excluding, for this purpose, any (i) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become Employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary, (ii) Shares delivered in lieu of fully vested cash incentive compensation under any applicable plan or program of the Company, (iii) Awards to Non-Employee Directors that vest on the earlier of the one year anniversary of the date of grant or the next annual meeting of stockholders (provided that such vesting period under this clause (iii) may not be less than 50 weeks after grant), and (iv) Awards that become vested based on the achievement of performance goals over a period of at least one year; provided, that, the Board may grant stock-settled Awards without regard to the foregoing minimum vesting requirement with respect to a maximum of five percent (5%) of the available share reserve authorized for issuance under the Plan pursuant to Section 4.1 (subject to adjustment under Section 4.6); and, provided further, for the avoidance of doubt, that the foregoing restriction does not apply to the Committee's discretion to provide for accelerated exercisability or vesting of any Award, including in cases of retirement, workforce reduction, death, disability or a Change in Control, in the terms of the Award or otherwise.

Article 4. Shares Subject to the Plan

4.1 Number of Shares Available for Grants. Subject to the provisions of this Article 4, the aggregate number of Shares available for grants of Awards under the Plan from and after January 1, 2015 shall not exceed the sum of (A) four hundred fifty million (450,000,000) Shares plus (B) any Shares that were subject to an award as of December 31, 2014 under this Plan, if such award is canceled, terminates, expires, lapses or is settled in cash for any reason from and after January 1, 2015 plus (C) effective upon April 24, 2019, one hundred fifty million (150,000,000) Shares plus (D) effective upon April 20, 2021, one hundred fifteen million (115,000,000) Shares, plus (E) effective upon April 25, 2023, seventy-five million (75,000,000) Shares plus (E) effective as of the date of stockholder approval during the 2024 annual meeting of the stockholders of the Company, one hundred million (100,000,000) Shares.

4.2 Lapsed Awards. If any Award is canceled, terminates, expires, or lapses for any reason, any Shares subject to such Award shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above.

4.3 Stock Options and SARs: No Net Counting of Options or SARs; Counting of Shares Used to Pay Option Price and Withholding Taxes. The full number of Shares with respect to which an Option or SAR is granted shall count against the aggregate number of Shares available for grant under the Plan. Accordingly, if in accordance with the terms of the Plan, a Participant pays the Option Price for an Option by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to pay the Option Price shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above. In addition, if in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan with respect to an Award of Stock Options or SARs by either tendering previously owned Shares or having the Company withhold Shares, then such Shares surrendered to satisfy such tax withholding requirements shall continue to count against the aggregate number of Shares available for grant under the Plan set forth in Section 4.1 above.

4.4 Restricted Stock and Restricted Stock Units: Withholding Taxes. If in accordance with the terms of the Plan, a Participant satisfies any tax withholding requirement with respect to any taxable event arising as a result of this Plan with respect to an Award of Restricted Stock or Restricted Stock Units by having the Company withhold Shares, then such surrendered Shares shall again be available for the grant of future Awards under the Plan.

4.5 Items Not Included. The following items shall not count against the aggregate number of Shares available for grants under the Plan set forth in Section 4.1 above: (a) the payment in cash of dividends or dividend equivalents under any outstanding Award; (b) any Award that is settled in cash rather than by issuance of Shares; or (c) Awards granted through the assumption of, or in substitution for, outstanding awards previously granted to individuals who become Employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary.

4.6 Award Limits. Notwithstanding any provision herein to the contrary, the following provisions shall apply (subject to adjustment in accordance with Section 4.7 below):

(a) the maximum number of each type of Award granted to any Participant in any calendar year shall not exceed the following number of Shares: (i) Options and SARs: four million (4,000,000) Shares; and (ii) all Performance Awards (assuming maximum performance achievement): four million (4,000,000) Shares; and

(b) in no event shall there be granted during the term of the Plan Incentive Stock Options covering more than an aggregate of four hundred fifty million (450,000,000) Shares.

4.7 Adjustments in Authorized Shares. In the event of any change in corporate capitalization, such as a stock split, or a corporate transaction, such as any merger, consolidation, separation, including a spin-off, or other distribution of stock or property of the Company (including a special cash dividend), any reorganization (whether or not such reorganization comes within the definition of such term in Code Section 368) or any partial or complete liquidation of the Company, or other transactions with similar impacts, such adjustment shall be made in the number and class of Shares which may be issued under the Plan and in the number and class of and/or price of Shares subject to outstanding Awards granted under the Plan, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that (a) the number of Shares subject to any Award shall always be a whole number and (b) such adjustment shall be made in a manner consistent with the requirements of Code Section 409A in order for any Options or SARs to remain exempt from the requirements of Code Section 409A.

4.8 Source of Shares. Shares issued under the Plan may be original issue shares, treasury stock or shares purchased in the open market or otherwise, all as determined by the Chief Financial Officer of the Company (or the Chief Financial Officer's designee) from time to time, unless otherwise determined by the Committee.

Article 5. Eligibility and Participation

5.1 Eligibility. Persons eligible to participate in this Plan are all Employees of the Company, as determined by the Committee, including Employees who are Directors.

5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all eligible Employees those to whom Awards shall be granted and shall determine the nature and amount of each Award. The grant of any Award to an eligible Employee is voluntary and occasional and does not create any contractual or other right to receive future Awards or benefits in lieu of Awards, even if such Awards have been granted in the past.

5.3 Non-U.S. Employees. Notwithstanding any provision of the Plan to the contrary, in order to foster and promote achievement of the purposes of the Plan or to comply with provisions of laws in other countries in which the Company operates or has employees, the Committee, in its sole discretion, shall have the power and authority to (a) determine which Employees (if any) employed outside the United States are eligible to participate in the Plan, (b) modify the terms and conditions of any Awards made to such Employees and (c) establish subplans and modified Option exercise and other terms and procedures to the extent such actions may be necessary or advisable.

5.4 Non-Employee Directors. Non-Employee Directors may also participate in this Plan subject to the provisions set forth in Article 19 below.

Article 6. Stock Options

6.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees in such number, and upon such terms (including any performance conditions under Section 9.1), and at any time and from time to time as shall be determined by the Committee.

6.2 Award Agreement. Each Option grant shall be evidenced by an Award Agreement that shall specify the Option Price, the duration of the Option, the number of Shares to which the Option pertains, and such other provisions as the Committee shall determine. The Award Agreement also shall specify whether the Option is intended to be an ISO within the meaning of Section 422 of the Code, or an NQSO whose grant is intended not to fall under Code Section 422.

6.3 Option Price. The Option Price for each grant of an Option under this Plan shall be at least equal to one hundred percent (100%) of the Fair Market Value of a Share on the date the Option is granted.

6.4 Duration of Options. Each Option shall expire at such time as the Committee shall determine at the time of grant; provided, however, that no Option shall be exercisable later than the tenth (10th) anniversary date of its grant.

6.5 Exercise of Options. Options granted under this Article 6 shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall in each instance approve and which shall be set forth in the applicable Award Agreement, which need not be the same for each grant or for each Participant.

6.6 Payment. Options shall be exercised by the delivery of a notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. To be effective, notice of exercise must be made in accordance with procedures established by the Company from time to time.

The Option Price due upon exercise of any Option shall be payable to the Company in full either: (a) in cash or its equivalent, or (b) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Option Price (provided that the Shares which are tendered must have been held by the Participant for at least six (6) months prior to their tender to satisfy the Option Price unless such Shares had been acquired by the Participant on the open market), or (c) by a combination of (a) and (b).

As soon as practicable after notification of exercise and full payment, the Company shall deliver the Shares to the Participant in an appropriate amount based upon the number of Shares purchased under the Option(s).

Notwithstanding the foregoing, the Committee also may allow (a) cashless exercises as permitted under Federal Reserve Board’s Regulation T, subject to applicable securities law restrictions, or (b) exercises by any other means which the Committee determines to be consistent with the Plan’s purpose and applicable law.

6.7 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option granted under this Article 6 as it may deem advisable, including, without limitation, restrictions under applicable Federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and under any blue sky or state securities laws applicable to such Shares.

6.8 Termination of Employment. Each Participant’s Option Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the Option following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Options issued pursuant to this Article 6, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an Option following the death of the Participant, the Award Agreement shall provide that such Option shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant’s will, or if the Participant shall fail to make a testamentary disposition of the Option or shall have died intestate, by the Participant’s executor or other legal representative.

6.9 Nontransferability of Options.

(a) **Incentive Stock Options**. No ISO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution. Further, all ISOs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant except to the extent otherwise permitted by applicable law.

(b) **Nonqualified Stock Options**. Except as otherwise provided in a Participant’s Award Agreement, no NQSO granted under this Article 6 may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant’s Award Agreement, all NQSOs granted to a Participant under this Article 6 shall be exercisable during his or her lifetime only by such Participant. In no event may an NQSO be transferred for consideration.

6.10 No Rights. A Participant granted an Option shall have no rights as a stockholder of the Company with respect to the Shares covered by such Option except to the extent that Shares are issued to the Participant upon the due exercise of the Option.

6.11 No Dividend Equivalents. In no event shall any Award of Options granted under the Plan include any dividend equivalents with respect to such Award.

Article 7. Stock Appreciation Rights

7.1 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Employees at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of SARs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such SARs, including whether the SARs shall be subject to any performance conditions under Section 9.1. The grant price of an SAR shall be at least equal to the Fair Market Value of a Share on the date of grant of the SAR.

7.2 Exercise of SARs. SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion, imposes upon them.

7.3 SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the grant price, the term of the SAR, and such other provisions as the Committee shall determine.

7.4 Term of SARs. The term of an SAR granted under the Plan shall be determined by the Committee, in its sole discretion; provided, however, that such term shall not exceed ten (10) years.

7.5 Payment of SAR Amount. Upon exercise of an SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise over the grant price; by

(b) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Committee or as otherwise provided in the applicable Award Agreement, the payment upon SAR exercise shall be in cash, in Shares of equivalent value, or in some combination thereof.

7.6 Other Restrictions. Notwithstanding any other provision of the Plan, the Committee may impose such conditions on exercise of an SAR (including, without limitation, the right of the Committee to limit the time of exercise to specified periods) as may be required to satisfy the requirements of Section 16 (or any successor rule) of the Exchange Act or for any other purpose deemed appropriate by the Committee.

7.7 Termination of Employment. Each SAR Award Agreement shall set forth the extent to which the Participant shall have the right to exercise the SAR following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all SARs issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment. In that regard, if an Award Agreement permits exercise of an SAR following the death of the Participant, the Award Agreement shall provide that such SAR shall be exercisable to the extent provided therein by any person that may be empowered to do so under the Participant's will, or if the Participant shall fail to make a testamentary disposition of the SAR or shall have died intestate, by the Participant's executor or other legal representative.

7.8 Nontransferability of SARs. Except as otherwise provided in a Participant's Award Agreement, no SAR granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated (including to, for the avoidance of doubt and without limiting the foregoing restrictions, third-party financial institutions), other than by will or by the laws of descent and distribution. Further, except as otherwise provided in a Participant's Award Agreement, all SARs granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant. In no event may an SAR be transferred for consideration.

7.9 No Rights. A Participant granted an SAR shall have no rights as a stockholder of the Company with respect to the Shares covered by such SAR except to the extent that Shares are issued to the Participant upon the due exercise of the SAR.

7.10 No Dividend Equivalents. In no event shall any Award of SARs granted under the Plan include any dividend equivalents with respect to such Award.

Article 8. Restricted Stock and Restricted Stock Units

8.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock or Restricted Stock Units to eligible Employees in such amounts as the Committee shall determine.

8.2 Restricted Stock Agreement. Each grant of Restricted Stock or Restricted Stock Units shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock or the number of Restricted Stock Units granted, and such other provisions as the Committee shall determine.

8.3 Transferability. Except as provided in this Article 8, the Shares of Restricted Stock or Restricted Stock Units granted herein may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Award Agreement, or upon earlier satisfaction of any other conditions, as specified by the Committee in its sole discretion and set forth in the Award Agreement. All rights with respect to the Restricted Stock or Restricted Stock Units granted to a Participant under the Plan shall be available during his or her lifetime only to such Participant.

8.4 Other Restrictions. The Committee shall impose such other conditions and/or restrictions on any Shares of Restricted Stock or Restricted Stock Units granted pursuant to the Plan as it may deem advisable including, without limitation, a requirement that Participants pay a stipulated purchase price for each Share of Restricted Stock or each Restricted Stock Unit, restrictions based upon the achievement of specific performance conditions under Section 9.1, time-based restrictions on vesting following the attainment of the performance goals, and/or restrictions under applicable Federal or state securities laws. An Award of Shares of Restricted Stock or Restricted Stock Units may be intended to be a Performance Award that is subject to the provisions of Section 9.1.

The Company shall retain the Shares of Restricted Stock in the Company's possession until such time as all conditions and/or restrictions applicable to such Shares have been satisfied.

Except as otherwise provided in this Article 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction.

8.5 Settlement of Restricted Stock Units. Any Restricted Stock Units that become payable in accordance with the terms and conditions of the applicable Award Agreement shall be settled in cash, Shares, or a combination of cash and Shares as determined by the Committee in its discretion or as otherwise provided for under the Award Agreement.

8.6 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares. There shall be no voting rights with respect to Restricted Stock Units.

8.7 Dividends and Dividend Equivalents. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may receive regular cash dividends paid with respect to the underlying Shares while the Restricted Stock is held by the Company. The Committee, in its discretion, may also grant dividend equivalents rights with respect to earned but unpaid Restricted Stock Units as evidenced by the applicable Award Agreement. Dividends or dividend equivalents may be accrued as cash or reinvested in additional Shares or other securities of the Company at a price per unit equal to the Fair Market Value of a Share on the date that such dividend was paid to stockholders, as determined in the sole discretion of the Committee. Notwithstanding any provision herein to the contrary, in no event will a dividend or dividend equivalent become payable with respect to an Award that becomes vested (i) based on the satisfaction of performance criteria before the date, and only to the extent, that such performance criteria are satisfied, or (ii) based on continued service with the Company before the applicable vesting date.

8.8 Termination of Employment. Each Restricted Stock or Restricted Stock Unit Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Shares or Restricted Stock Units following termination of the Participant's employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all Shares of Restricted Stock or Restricted Stock Units issued pursuant to the Plan, and may reflect distinctions based on the reasons for termination of employment.

Article 9. Performance Measures

9.1 Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any such performance conditions.

9.2 Performance Goals Generally. The performance goals for Performance Awards shall consist of one or more business or other criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee consistent with this Section 9.2. The Committee may determine that such Performance Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise, and/or settlement of such Performance Awards. Performance goals may, in the discretion of the Committee, be established on a Company-wide basis, or with respect to one or more business units, divisions, subsidiaries, or business segments, as applicable. Performance goals may be absolute or relative (to the performance of one or more comparable companies or indices). The Committee may determine the extent to which measurement of performance goals may exclude the impact of charges for restructuring, discontinued operations, extraordinary items, debt redemption or retirement, asset write downs, litigation or claim judgments or settlements, acquisitions or divestitures, foreign exchange gains and losses, and other unusual non-recurring items, and the cumulative effects of tax or accounting changes (each as defined by generally accepted accounting principles and as identified in the Company's financial statements or other SEC filings). Performance goals may differ for Performance Awards granted to any one Participant or to different Participants.

9.3 Business Criteria. For purposes of Performance Awards, the Committee may select any business criteria for the Company, on a consolidated basis, and/or specified subsidiaries or business units of the Company, including any of the following:

(i) cash flow;

(ii) earnings per share;

(iii) income or other earnings measures;

(iv) return on equity, capital, assets, revenue or investments;

(v) total stockholder return or other stock price performance measures;

(vi) stockholder value added;

(vii) revenue;

(viii) profit margin;

(ix) efficiency ratios;

(x) customer satisfaction;

(xi) productivity;

(xii) expenses;

(xiii) balance sheet metrics, including capital ratios, liquidity measures and book value;

(xiv) credit quality;

(xv) strategic initiatives; or

(xvi) implementation, completion or attainment of measurable objectives with respect to recruitment or retention of personnel or employee satisfaction.

The business criteria listed above shall include any derivations of such business criteria (e.g., income shall include pre-tax income, net income, operating income, etc.).

9.4. Written Determinations. All determinations by the Committee as to the establishment of performance goals, the amount of any potential individual Performance Awards and the achievement of performance goals relating to Performance Awards, shall be made in writing. The Committee may delegate any responsibility relating to such Performance Awards.

Article 10. Beneficiary Designation

Except as otherwise provided in an Award Agreement, each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of his or her death before he or she receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form and pursuant to such procedures as may be prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate.

Article 11. Deferrals

The Committee may permit a Participant to defer such Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant by virtue of the exercise of an Option or SAR or the lapse or waiver of restrictions with respect to Restricted Stock or Restricted Stock Units, to the extent permitted by Section 409A of the Code (if applicable). If any such deferral election is required or permitted, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals.

Article 12. Rights of Employees

12.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, nor confer upon any Participant any right to continue in the employ of the Company.

For purposes of this Plan, a transfer of a Participant's employment between the Company and a Subsidiary, or between Subsidiaries, shall not be deemed to be a termination of employment. Upon such a transfer, the Committee may make such adjustments to outstanding Awards as it deems appropriate to reflect the changed reporting relationships.

12.2 Participation. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award or a future Award in any specified amount.

Article 13. Change in Control

13.1 Treatment of Outstanding Awards. Unless otherwise specifically prohibited under applicable laws, or by the rules and regulations of any governing governmental agencies or national securities exchanges, the Committee may, in its sole discretion, at the time an Award is made hereunder or at any time prior to, coincident with or after the time of a Change in Control take any one or more of the following actions which shall apply only upon the occurrence of a Change in Control or, if later, upon the action being taken:

(a) provide for the acceleration of any time periods, or the waiver of any other conditions, relating to the vesting, exercise, payment or distribution of an Award so that any Award to a Participant whose employment has been terminated as a result of a Change in Control may be vested, exercised, paid or distributed in full on or before a date fixed by the Committee, and in connection therewith the Committee may (i) provide for an extended period to exercise Options (not to exceed the original Option term) and (ii) determine the level of attainment of any applicable performance goals;

(b) provide for the purchase of any Awards from a Participant whose employment has been terminated as a result of a Change in Control, upon the Participant's request, for an amount of cash equal to the amount that could have been obtained upon the exercise, payment or distribution of such rights had such Award been currently exercisable or payable; or

(c) cause the Awards then outstanding to be assumed, or new rights substituted therefore, by the surviving corporation in such Change in Control.

For purposes of sub-paragraphs (a) and (b) above, any Participant whose employment is either (i) terminated by the Company other than for "cause," or (ii) terminated by the Participant for "good reason" (each as defined in the applicable Award Agreement), in either case upon, or on or prior to the second anniversary of, a Change in Control, shall be deemed to have been terminated as a result of the Change in Control.

13.2 Limitation on Change-in-Control Benefits. It is the intention of the Company and the Participants to reduce the amounts payable or distributable to a Participant hereunder if the aggregate Net After Tax Receipts (as defined below) to the Participant would thereby be increased, as a result of the application of the excise tax provisions of Section 4999 of the Code. Accordingly, anything in this Plan to the contrary notwithstanding, in the event that the certified public accountants regularly employed by the Company immediately prior to any "change" described below (the "Accounting Firm") shall determine that receipt of all Payments (as defined below) would subject the Participant to tax under Section 4999 of the Code, it shall determine whether some amount of Payments would meet the definition of a "Reduced Amount" (as defined below). If the Accounting Firm determines that there is a Reduced Amount, the aggregate Payments shall be reduced to such Reduced Amount in accordance with the provisions of Section 13.2(b) below.

(a) For purposes of this Section 13.2(a):

(i) A "Payment" shall mean any payment or distribution in the nature of compensation to or for the benefit of a Participant who is a "disqualified individual" within the meaning of Section 280G(c) of the Code and which is contingent on a "change" described in Section 280G(b)(2)(A)(i) of the Code with respect to the Company, whether paid or payable pursuant to this Plan or otherwise;

(ii) "Plan Payment" shall mean a Payment paid or payable pursuant to this Plan (disregarding this Section 13.2);

(iii) "Net After Tax Receipt" shall mean the Present Value of a Payment, net of all taxes imposed on the Participant with respect thereto under Sections 1 and 4999 of the Code, determined by applying the highest marginal rate under Section 1 of the Code which applied to the Participant's Federal taxable income for the immediately preceding taxable year;

(iv) "Present Value" shall mean such value determined in accordance with Section 280G(d)(4) of the Code; and

(v) "Reduced Amount" shall mean the smallest aggregate amount of Payments which (A) is less than the sum of all Payments and (B) results in aggregate Net After Tax Receipts which are equal to or greater than the Net After Tax Receipts which would result if all Payments were paid to or for the benefit of the Participant.

(b) If the Accounting Firm determines that aggregate Payments should be reduced to the Reduced Amount, the Committee shall promptly give the Participant notice to that effect and a copy of the detailed calculation thereof. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination, all as determined by the Accounting Firm. All determinations made by the Accounting Firm under this Section 13.2 shall be binding upon the Company and the Participant and shall be made within sixty (60) days immediately following the event constituting the "change" referred to above. As promptly as practicable following such determination, the Company shall pay to or distribute for the benefit of the Participant such Payments as are then due to the Participant under this Plan.

(c) At the time of the initial determination by the Accounting Firm hereunder, it is possible that amounts will have been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan which should not have been so paid or distributed ("Overpayment") or that additional amounts which will have not been paid or distributed by the Company to or for the benefit of the Participant pursuant to this Plan could have been so paid or distributed ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Accounting Firm, based either upon the assertion of a deficiency by the Internal Revenue Service against the Company or the Participant which the Accounting Firm believes has a high probability of success or controlling precedent or other substantial authority, determines that an Overpayment has been made, any such Overpayment paid or distributed by the Company to or for the benefit of the Participant shall be treated for all purposes as a loan ab initio to the Participant which the Participant shall repay to the Company together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no such loan shall be deemed to have been made and no amount shall be payable by the Participant to the Company if and to the extent (i) such deemed loan and payment would not either reduce the amount on which the Participant is subject to tax under Section 1 and Section 4999 of the Code or generate a refund of such taxes or (ii) the Participant is subject to the prohibition on personal loans under Section 402 of the Sarbanes-Oxley Act of 2002. In the event that the Accounting Firm, based upon controlling precedent or other substantial authority, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid by the Company to or for the benefit of the Participant together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code.

13.3 Termination, Amendment, and Modifications of Change-in-Control Provisions. Notwithstanding any other provision of this Plan or any Award Agreement provision, the provisions of this Article 13 may not be terminated, amended, or modified on or after the date of a Change in Control to affect adversely any Award theretofore granted under the Plan without the prior written consent of the Participant with respect to said Participant's outstanding Awards; provided, however, the Board of Directors, upon recommendation of the Committee, may terminate, amend, or modify this Article 13 at any time and from time to time prior to the date of a Change in Control.

Article 14. Amendment, Modification, and Termination

14.1 Amendment, Modification, and Termination. The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that an amendment to the Plan may be conditioned on the approval of the stockholders of the Company if and to the extent the Board determines that stockholder approval is necessary or appropriate.

14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award.

14.3 No Repricing. Notwithstanding any provision herein to the contrary, the repricing of Options or SARs is prohibited without prior approval of the Company's stockholders. For this purpose, a "repricing" means any of the following (or any other action that has the same effect as any of the following): (A) changing the terms of an Option or SAR to lower its Option Price or grant price; (B) any other action that is treated as a "repricing" under generally accepted accounting principles; and (C) repurchasing for cash or canceling an Option or SAR at a time when its Option Price or grant price is greater than the Fair Market Value of the underlying Shares in exchange for another Award, unless the cancellation and exchange occurs in connection with a change in capitalization or similar change under Section 4.7 above. Such cancellation and exchange would be considered a "repricing" regardless of whether it is treated as a "repricing" under generally accepted accounting principles and regardless of whether it is voluntary on the part of the Participant.

Article 15. Withholding

15.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, local, foreign or other taxes (including the Participant's FICA or other applicable social tax obligation) required by law to be withheld with respect to any taxable event arising as a result of this Plan.

15.2 Share Withholding. The Company may cause any tax withholding obligation described in Section 15.1 to be satisfied by the Company withholding Shares having a Fair Market Value on the date the tax is to be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). In the alternative, the Company may permit Participants to elect to satisfy the tax withholding obligation, in whole or in part, by either (a) having the Company withhold Shares having a Fair Market Value on the date the tax is to

be determined equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates) or (b) tendering previously acquired Shares having an aggregate Fair Market Value equal to the required tax withholding imposed on the transaction (not to exceed maximum statutory rates). All such elections shall be irrevocable, made in writing, signed by the Participant, and shall be subject to any restrictions or limitations that the Committee, in its sole discretion, deems appropriate.

Article 16. Indemnification

Provisions for the indemnification of officers and directors of the Company in connection with the administration of the Plan shall be as set forth in the Company's Certificate of Incorporation and Bylaws as in effect from time to time.

Article 17. Successors

All obligations of the Company under the Plan with respect to Awards granted hereunder shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company.

Article 18. Legal Construction

18.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

18.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

18.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

18.4 Securities Law Compliance. With respect to Insiders, transactions under this Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under the Exchange Act. To the extent any provision of the plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by the Committee.

18.5 No Conflict. Unless otherwise provided for by an Award Agreement, in the event of any conflict between the terms of the Plan and the terms of an Award Agreement, the terms of the Plan shall control.

18.6 Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Delaware.

18.7 Compliance With Code Section 409A. The Plan is intended to comply with Code Section 409A, to the extent applicable. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered consistent with this intent. In that regard, and notwithstanding any provision of the Plan to the contrary, the Company reserves the right to amend the Plan or any Award granted under the Plan, by action of the Committee, without the consent of any affected Participant, to the extent deemed necessary or appropriate for purposes of maintaining compliance with Code Section 409A.

Article 19. Non-Employee Directors

19.1 Restricted Stock Awards. Subject to the terms and provisions of the Plan, the Board, at any time and from time to time, may grant Shares of Restricted Stock to Non-Employee Directors in such amounts as the Board shall determine. Notwithstanding the definition of "Participant" provided in Article 2 above, upon receipt of a grant of Shares of Restricted Stock, a Non-Employee Director shall be considered a Participant in the Plan. Each grant of Shares of Restricted Stock to a Non-Employee Director shall be evidenced by an Award Agreement that shall specify the Period or Periods of Restriction, the number of Shares of Restricted Stock granted, and such other provisions as the Board shall determine.

19.2 Administration. The Board shall be responsible for administering any grants of Restricted Stock to Non-Employee Directors and shall have all of the powers necessary to enable it to properly carry out its duties hereunder. Not in limitation of the foregoing, the Board shall have the power to construe and interpret the Plan and to determine all questions that shall arise thereunder with respect to grants of Restricted Stock to Non-Employee Directors. The Board shall have such other and further specified duties, powers, authority and discretion as are elsewhere in the Plan either expressly or by necessary implication conferred upon it. The Board may appoint such agents as it may deem necessary for the effective performance of its duties, and may delegate to such agents such powers and duties as the Board may deem expedient or appropriate that are not inconsistent with the intent of the Plan and this Article 19. The decision of the Board upon all matters within the scope of authority shall be final and conclusive on all persons, except to the extent otherwise provided by law.

19.3 Vesting. Notwithstanding any provision of the Plan to the contrary, Shares of Restricted Stock granted to Non-Employee Directors shall not become vested until the first anniversary of the applicable date of grant (or, if earlier, the date of the next annual meeting of the stockholders of the Company) (the "**Non-Employee Director Vesting Date**"), provided that if the Non-Employee Director Vesting Date occurs less than 50 weeks after the applicable date of grant, it shall count against the 5% exception pool to the minimum vesting requirements set forth in Section 3.4. If the Non-Employee Director ceases to serve as a Non-Employee Director before the Non-Employee Director Vesting Date due to the Non-Employee Director's death, or if there is a Change in Control prior to the Vesting Date, then the Shares shall become fully vested as of the date of such death or Change in Control, as applicable. If the Non-Employee Director ceases to serve as a Non-Employee Director at any time for any reason other than death before the earlier of the Vesting Date or a Change in Control, then the Shares shall become vested pro rata (based on the number of days between the grant date of the Shares of Restricted Stock, or in the case of Shares of Restricted Stock granted to a newly appointed Non-Employee Director, the date of commencement of services, and the date of cessation of services divided by (a) 365 days for grants made at an annual stockholders meeting or (b) the number of days from the date of commencement of services until the next annual stockholders meeting for grants made to a newly appointed Non-Employee Director), and to the extent the Shares are not thereby vested they shall be forfeited as of the date of such cessation of services. A Non-Employee Director may not sell, transfer or otherwise dispose of any Shares of Restricted Stock until they become vested; however, the Non-Employee Director shall have the right to receive dividends with respect to the Shares, subject to the terms and conditions of Section 8.7, and to vote the Shares prior to vesting. If a Non-Employee Director has elected to defer any Shares of Restricted Stock pursuant to the Bank of America Corporation Director Deferral Plan (or any other similar plan in which the Non-Employee Director participates, including any successor or replacement plan) (a "**Deferral Plan**"), then (i) such Shares shall not be issued under this Plan, (ii) the Non-Employee Director shall be credited with "Stock Units" to be paid in cash when and as provided for under the Deferral Plan, and (iii) the vesting provisions set forth above shall apply to any such Shares that are deferred as Stock Units under the Deferral Plan.

19.4 No Other Awards. For purposes of clarity, Non-Employee Directors may not receive any other form of Award described in this Plan, other than grants of Shares of Restricted Stock.

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